As confidentially submitted to the Securities and Exchange Commission on October 6, 2025.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☒
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

The Magnum Ice Cream Company B.V.*
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)
Reguliersdwarsstraat 63
1017 BK, Amsterdam
The Netherlands
(Address of principal executive offices)

Vanessa Vilar
Chief Legal Officer
Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
vanessa.vilar@unilever.com
+31 61 158 5067
(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)
Copies to: Michael Z. Bienenfeld Igor Rogovoy Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom +44 20 7456 3660
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value of €1.00 per share	MICC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer   ☐ Accelerated filer   ☐ Non-accelerated filer   ☒ Emerging growth company   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☐
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 after the distribution of securities under a plan confirmed by a court.  Yes ☐ No ☐

*
The Magnum Ice Cream Company B.V. is the registrant filing this registration statement with the Securities and Exchange Commission. Shortly prior to Admission (as defined herein), the Company will be converted into a public company with limited liability under the laws of the Netherlands and renamed The Magnum Ice Cream Company N.V. Following the Demerger (as defined here), The Magnum Ice Cream Company N.V. will be the ultimate holding company of the Group (as defined herein). The securities issued to investors in connection with the Demerger will be ordinary shares registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

LETTER FROM THE CHAIR
The Magnum Ice Cream Company N.V. (“TMICC”)
Dear Shareholder,
The publication of this document marks a significant milestone in our journey as a company. Upon completion of the demerger from Unilever, we will begin a new chapter as The Magnum Ice Cream Company — an independent, global leader in ice cream with a legacy of delighting consumers for over a century.
Our mission is simple yet powerful: to turn everyday moments into lasting memories. As the world’s largest independent pure-play ice cream company, we will be uniquely positioned to focus our energy and investment on this mission. We will move faster, innovate more boldly, and empower our teams to act with agility and ownership. This is not just a structural shift — it is a cultural one that will unlock the next chapter of growth.
TMICC is not just a business — it is also the home of entrepreneurs and brand-builders. Our culture is rooted in entrepreneurial spirit and creative ambition. From the bold vision behind Magnum’s indulgent positioning; to Ben & Jerry’s unique three-part mission, balancing product excellence, sustainable financial growth, and progressive social impact; to the universal appeal of Cornetto’s iconic cone; and to the everyday joy delivered by our Heartbrand family, our portfolio reflects a deep understanding of what makes ice cream special. We are committed to creating magical moments and memories that bring people together around the world — and, in doing so, delivering commercial success for our shareholders.
Unilever announced its intention to separate its ice cream business in March 2024, borne out of a fundamental re-think of the business as an independent category champion, with a fit-for-purpose operating model and a strategic framework to deliver sustainable value to all stakeholders. Today, we are highly encouraged by the progress we have made so far and look ahead to the future with confidence.
At the heart of our growth agenda are our world-class RD&I capabilities and culture of innovation. Inheriting a century of history of defining the global ice cream market through bold innovations, our global and regional teams are driving breakthrough product development and market expansion, enabling us to respond quickly to consumer trends and unlock new growth opportunities across formats, occasions, and geographies.
To support our transformation, strengthen our profitability and enable re-investment, we are delivering a productivity programme targeting approximately €500 million in savings over the medium term. This programme is well underway to unlock efficiency through optimising our supply chain, right-sizing overheads, and adopting the right technology, each of which are already delivering visible improvements in margin and operational agility, with more to come.
The opportunity we have is significant. Ice cream is a category rich with emotion, indulgence, and growth potential. With our scale, multiple billion-dollar brand equities and global reach, we are strongly placed to lead the category into a next era, expanding into new markets, formats, and experiences. We will do so with discipline, creativity, and a relentless focus on value creation — the Ice Cream Way.
It is an honour to write to you today as Chair of TMICC. I am excited by the opportunity to help shape the future of this remarkable business with so much future potential. Ice cream is a category that brings joy to millions every day, and TMICC is uniquely positioned to lead with creativity, purpose and performance.
We are grateful to Unilever for its stewardship and support throughout this transition. To our shareholders, thank you for your trust and belief in our vision.
We are excited to build TMICC into the world’s most admired ice cream company — and a world-class, independent business — one scoop at a time.
Yours sincerely,
Jean-François van Boxmeer
Chair

INTRODUCTION AND USE OF CERTAIN TERMS
As used in this registration statement, references to “the Company” are to The Magnum Ice Cream Company B.V. Shortly prior to Admission (as defined herein), the Company will be converted into a public company with limited liability under the laws of the Netherlands and renamed The Magnum Ice Cream Company N.V. Following the Demerger (as defined herein), The Magnum Ice Cream Company N.V. will be the ultimate holding company of the Group (as defined herein).
References to “euro” and “€” are to the common currency of the European Monetary Union, reference to “Pounds Sterling”, “pence”, “£” or “p” are to the lawful currency of the United Kingdom and references to “USD”, “$”, “US dollar”, or “cents” are to the lawful currency of the United States.
The Company has prepared this registration statement to register the ordinary shares, with a nominal value of €1.00 each, in the capital of the Company (the “Shares”) under the United States Securities Exchange Act of 1934 (the “US Exchange Act”), in connection with the listing and trading of the Shares on the New York Stock Exchange (“NYSE”) as a result of the Demerger (as defined herein).
The Company is furnishing this registration statement solely to provide information to holders of ordinary shares of Unilever (as defined below) (“Unilever Shares”) and holders of American depositary shares of Unilever (“Unilever ADSs”), who will receive the Shares as part of the Demerger. You should not construe this registration statement as an inducement or encouragement to buy, hold or sell any of the Company’s securities or any securities of Unilever. The Company believes that the information contained in this registration statement is accurate as of the date set forth on the cover. Changes to the information contained in this registration statement may occur after that date, and neither the Company nor Unilever undertakes any obligation to update the information except in the normal course of its public disclosure obligations and practices.
In addition, unless otherwise indicated or the context otherwise requires, the following definitions apply throughout this registration statement:
“Admission”
the admission of all of the Shares: (i) to listing and trading on Euronext Amsterdam, a regulated market operated by Euronext Amsterdam N.V.; (ii) to listing on the ESCC category of the Official List of the FCA; and (iii) to trading on the LSE’s Main Market;

“Board”	the board of directors of the Company;
“Combined Carve-Out Financial Statements”	the audited combined carve-out financial information of the Group as of and for the financial years ended 31 December 2024, 31 December 2023 and 31 December 2022, and as of 1 January 2022;
“Condensed Combined Carve-Out Financial Statements”	the unaudited condensed combined carve-out financial statements of the Group for the first half ended 30 June 2025;
“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK;
“Demerger”
the demerger of the Ice Cream Business, to be effected by way of the Demerger Dividend to be satisfied by the transfer of the entire issued share capital of Magnum Holdco from Unilever to the Company in consideration for the issuance by the Company of Shares to each Unilever Shareholder and Unilever ADS Holder at the Record Time in proportion to their holding;

v

“Demerger Dividend”	the interim in specie dividend proposed to be declared by the board of Unilever;
“Demerger Effective Time”	the time at which the Demerger becomes effective, expected to be 6.00 p.m. on 8 November 2025;
“DI”	a depository interest;
“Directors”	the directors of the Company (including, where relevant, Josh Frank as a prospective director of the Company)
“EEA”	the European Economic Area;
“ESCC”	the Equity Shares (Commercial Companies) category of the Official List of the FCA;
“EU Member State” or “Member State”	a member state of the European Union;
“FCA”	the UK Financial Conduct Authority;
“Financial Statements”	the Combined Carve-Out Financial Statements and the Condensed Combined Carve-Out Financial Statements
“Group”
(i) prior to 1 July 2025 (being the principal date for completion of the Reorganisation), the Ice Cream Business to be separated from the Unilever Group pursuant to the Reorganisation; (ii) from 1 July 2025 and prior to the Demerger, the Magnum Holdco Group; and (iii) following the Demerger and Admission, the Company and its consolidated subsidiaries. References to a “Group Company” mean any one member of the Group, in each case as the context may require;

“GTSA”	the global transitional services agreement to be entered into following the Reorganisation between Unilever Europe Business Center B.V. and Magnum ICC Global Services B.V.;
“Ice Cream Business”
the business with respect to:
•
the researching and developing of ice cream products;

•
the franchising of operations related to the marketing, distribution and sale of ice cream products;

•
the marketing, distributing and selling of ice cream products;

•
the ownership, maintenance, sale, distribution, lending and/or leasing of ice cream freezer cabinets; and

•
the manufacturing, procuring, producing, packaging, packing and storage of ice cream products;

“IFRS”	International Financial Reporting Standards;
“LSE”	the London Stock Exchange plc or the market conducted by it, as the context requires;
“Magnum Holdco”	The Magnum Ice Cream Company HoldCo Netherlands B.V.;
“Magnum Holdco Group”
Magnum Holdco, Magnum ICC US HoldCo, LLC and each of their respective subsidiaries from time to time and PT Unilever Indonesia Tbk (in respect of the Ice Cream Business operated by it), and “Magnum Holdco Group Company” means any one of them;

“Main Market”	the LSE’s main market for listed securities;

“Record Time”	10.00 p.m. 7 November 2025;
“Reorganisation”
the legal separation of the Ice Cream Business, which will be achieved through: (i) the incorporation and reorganisation of the Group Companies to form a stand-alone group of companies within the wider Unilever Group; and (ii) the transfer by the Unilever Group of those assets (including intellectual property rights) and liabilities that comprise the Ice Cream Business to the Group (as further described herein);

“SEC”	the US Securities and Exchange Commission;
“Tax Opinion”	opinion of Unilever’s tax adviser, Linklaters LLP;
“Unilever”
Unilever PLC, a public limited company incorporated and registered in England and Wales with registration number 00041424 and its registered office address at Port Sunlight, Wirral, Merseyside CH26 4ZD;

“Unilever Group”	Unilever and its consolidated subsidiaries;
“Unilever ADS Holder”	a holder of Unilever ADSs as at the Record Time;
“Unilever ADS Programme”	the American Depositary Share programme operated by Unilever in respect of certain Unilever Shares from time to time;
“Unilever Shareholder”
a holder of Unilever Shares who is registered on the Unilever register of members at the Record Time, but excluding (i) Unilever itself in respect of Unilever shares held in treasury and (ii) Deutsche Bank Trust Company Americas in its capacity as depositary bank under the Unilever ADS Programme;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;
“United States” or “US”	the United States of America;
“United States Internal Revenue Code” or “Code”	the U.S. Internal Revenue Code of 1986;
“US Exchange Act”	the U.S. Securities Exchange Act of 1934;
“US Securities Act”	the U.S. Securities Act of 1933; and
“US Transfer Agent”	Computershare Trust Company, N.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Information
The financial information contained in this registration statement includes: (i) the audited combined carve-out financial information of the Group as of and for the financial years ended 31 December 2024 (“FY2024”), 31 December 2023 (“FY2023”) and 31 December 2022 (“FY2022”), and as of 1 January 2022 (the “Combined Carve-Out Financial Statements”); (ii) the unaudited condensed combined carve-out financial information of the Group as of and for the first half ended 30 June 2025 (“HY2025”) and 30 June 2024 (“HY2024”) (the “Condensed Combined Carve-Out Financial Statements” and, together with the Combined Carve-Out Financial Statements, the “Financial Statements”); and (iii) the unaudited pro forma combined carve-out financial information as of and for HY2025 and FY2024 illustrating the estimated effects of the Demerger on the Group (the “Unaudited Pro Forma Combined Carve-Out Financial Information”).
The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board (“IASB”).
The Combined Carve-Out Financial Statements have been audited by KPMG LLP (“KPMG”), an independent registered public audit firm whose registered address is at 15 Canada Square, Canary Wharf, E14 5GL London, United Kingdom. KPMG LLP is a member of the Institute of Charted Accountants of England and Wales.
The Condensed Combined Carve-Out Financial Statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB.
The unaudited pro forma income statements of the Group have been prepared to illustrate the impact of the Demerger on the income statement of the Group as if it had taken place on: (i) 1 January 2024; or (ii) 1 January 2025. The unaudited pro forma balance sheet of the Group has been prepared to illustrate the impact of the Demerger on the net assets of the Group as if it had taken place on 30 June 2025.
Basis of Preparation
The Financial Statements have been prepared on a combined carve-out basis from Unilever’s consolidated financial statements on a going concern basis and under the historical cost convention, for FY2024, FY2023, FY2022, HY2025 and HY2024. Unilever’s consolidated financial statements were prepared in accordance with IFRS as adopted by the United Kingdom and as issued by the IASB and Unilever’s condensed consolidated financial statements were prepared in accordance with IAS 34 as issued by the IASB.
Historically, the Group’s business was conducted through separate legal entities within the holding structure of Unilever. The Group did not exist as a single reporting group and no (statutory) consolidated financial statements were prepared previously.
The Financial Statements do not necessarily reflect the Group’s financial position, results of operations or cash flows had it been a separate entity, or the future results of the Group as it will exist upon completion of the Demerger, given it was not an independently operating business during the periods covered by the Financial Statements.
Non-IFRS Measures
Certain discussions and analyses set out in this registration statement include measures that are not defined under IFRS. Management believes this information, along with comparable IFRS financial measurements, is useful to investors because it provides a basis for measuring the Group’s operating performance. The Group’s management uses these financial measures, along with the most directly comparable IFRS financial measures, in evaluating the Group’s operating performance and value creation. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Wherever appropriate and practical, reconciliations to comparable IFRS financial measures are provided. For the explanation and a reconciliation of the closest measures prepared in accordance with IFRS to the applicable non-IFRS financial measures, see in “Item 5. Operating and Financial Review —

5.A. Operating Results — Description of Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review — 5.A. Results of Geographical Operating Segments — Reconciliation of Non-IFRS Financial Measures”.
Rounding and Negative Amounts
Certain figures in this registration statement, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.
In preparing the financial information included in this registration statement, most numerical figures are presented in millions of euro. For the convenience of the reader of this registration statement, certain numerical figures in this registration statement are rounded to the nearest million. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.
The percentages (as a percentage of revenue and period-on-period percentage changes) presented in the textual financial disclosure in this registration statement are derived directly from the financial information included elsewhere in this registration statement. Such percentages may be computed on the numerical figures expressed in millions of euro. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this registration statement.
In tables, negative amounts are shown in parentheses. Otherwise, negative amounts are shown by “-“ or “negative” before the amount.
Controls over the Preparation of the Combined Carve-Out Financial Statements
The Unilever Group has established internal controls over financial reporting to prevent or detect material misstatements in the context of the Unilever Group’s consolidated financial statements. Given the demerger of the Ice Cream Business, additional controls were implemented in anticipation of the preparation of the Combined Carve-Out Financial Statements and the much lower materiality threshold applicable to the Ice Cream Business. As part of the preparation of the Combined Carve-Out Financial Statements, a material weakness was identified because a small number of control activities were not precise enough to prevent or detect all material misstatements. As a result of this material weakness, two material misstatements were not detected during the preparation of the Combined Carve-Out Financial Statements, though these misstatements were detected and corrected prior to the finalisation of the Combined Carve-Out Financial Statements.
The control weaknesses related specifically to the process to prepare the Combined Carve-Out Financial Statements and Condensed Combined Carve-Out Financial Statements. On 1 July 2025, the Ice Cream Business was largely internally separated into dedicated legal entities such that the financial statements will be consolidated from those entities instead of carved-out from comingled Unilever legal entities, and those controls will no longer be relevant or required. The Group is in the process of designing and implementing appropriate internal controls and processes to ensure compliance with the financial reporting and disclosure requirements applicable in each of the jurisdictions in which it will be listed. Accordingly, it is not expected this material weakness will continue once the appropriate internal controls and processes have been implemented as noted above. For the avoidance of doubt, these findings were specific to the carve-out process and to the lower materiality pertaining to the Ice Cream Business, and did not represent a weakness in the Unilever Group control framework.
Unilever’s Interest in the Company
As of 30 September 2025 (the “Latest Practicable Date”), the Unilever Group’s 100 per cent. interest in the Company is held by Unilever International Holdings B.V., a wholly-owned subsidiary of Unilever PLC, representing 100 per cent. of the voting rights in the Company.
Immediately following Admission, it is anticipated that Unilever will hold an interest of approximately 19.9 per cent. in the Company.

No Incorporation of Website Information
Other than in the case of hyperlinks to documents which are to be incorporated by reference into this Registration Statement, the contents of any website mentioned in this registration statement or any website, directly or indirectly, linked to these websites have not been verified and do not form part of this registration statement, and information contained therein should not be relied upon.
Market and Industry Data
This registration statement includes estimates regarding market and industry data. Unless the source is otherwise stated, information concerning the ice cream industry and the geographic markets in which the Group operates, including its general expectations, market position and market opportunity, are based on the Group’s estimates and analyses, using underlying data from independent third parties. Such data includes market research, consultant surveys, publicly available information and industry publications and surveys, as well as the Group’s own proprietary data. Estimates based on this data involve risks and uncertainties and are subject to change based on various factors. This registration statement includes information and estimates that are derived from the following third-party sources:
•
BartChart, ICE NY Cocoa futures, January 2025;

•
Euromonitor, Fridge Freezer volumes, 2010 – 2024, February 2025;

•
Euromonitor, Fridge Freezer penetration, 2018 – 2024, February 2025;

•
Euromonitor, Ice Cream, Retail and Foodservice per country data, 2010 – 2024, February 2025;

•
Euromonitor, Ice Cream Retail by Channel per country data, 2010 – 2024, February 2025;

•
Euromonitor, Ice Cream, Retail — E-commerce per country data, 2010 – 2024, February 2025;

•
EvaluatePharma, GLP-1 forecast, Q3 2024;

•
Flywheel Edge, Ice Cream GMV per country, 2018 – 2029, October 2024;

•
GlobalData, Ice Cream, Foodservice — Product by Channel, 2013 – 2024, January 2025;

•
GlobalData, Ice Cream, Retail — Segment Insights, 2013-2024, extracted January 2025;

•
International Monetary Fund, World Economic Outlook Database, GDP 2010 – 2029, Population 2010-2029, October 2024;

•
International Monetary Fund, World Economic Outlook Database, Population 2010 – 2029, October 2024; and

•
The No-Hunger Games: How GLP-1 Medication Adoption is Changing Consumer Food Purchases, 27 December 2024.

Statements based on the Group’s own estimates, insights, opinions or proprietary information contain words such as “believe”, “expect” and “see” and as such do not purport to cite, refer to or summarise any independent third-party source, and should not be so read.
In some cases, statements relating to the value of the Group’s markets, market size or market position have been made on the basis of retail sales to consumers in relevant geographical markets in 2024, as reported by:
•
Euromonitor Snacks 2026 edition, Retail Value Sales at retail selling prices;1

•
NIQ FY24 Data at retail selling prices; and

•
Circana CY’24 Sales.

1
Retail Value Sales in this Registration Statement are expressed as retail selling prices (“RSP”) or manufacturing selling prices, per Euromonitor’s methodology. RSP is the retail selling price (i.e. sales at end price to consumers), inclusive of all retailer and wholesaler mark-ups and any applicable sales tax (except in the US and Canada) and excise taxes. Manufacturing selling price refers to the ex-factory price charged by manufacturers, excluding sales tax, VAT, and retailer and wholesaler mark-ups.

x

Where information is cited directly to a specific third-party source, this indicates that the information has been replicated in this document without adjustment by the Company. Where information is cited to Company analysis based on a specific third-party source, this indicates that the Company has applied some level of analysis to the relevant source in order to substantiate the relevant statement. For example, when relying upon data provided by Euromonitor’s 2024 RSP Sales at retail selling prices, the Group has adjusted the data to reflect the true economic ownership of manufacturing in each market where a competing brand has split ownership globally between multiple economic owners. In some instances, however, brands are owned by one company and licensed to another company which receives the majority of the economic benefit. Therefore, when relying upon data provided by Euromonitor’s 2024 RSP Sales at retail selling prices, the Group has adjusted the data to reflect the true economic ownership of manufacturing in each market where a competing brand has split ownership globally between multiple economic owners through the use of licensing arrangements. The Group believes this provides a more accurate picture of its position in a given market because the data more accurately attributes sales to the company receiving the economic benefit of the sales attributable to a brand in a specific region. Similarly, where data is based on manufacturing selling prices, the Group has converted this data to retail selling prices, which is the basis on which it normally analyses its geographic markets.
The Group confirms that all third-party information contained in this registration statement has been accurately reproduced and, as far as the Group is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information provided inaccurate or misleading. Where third-party data has been used in this registration statement, the source of such information has been identified. Industry publications and market studies generally state that their information is obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed and that the projections that they contain are based on a number of significant assumptions. The Group believes that such industry statistics and market data are true, but it has not independently verified the information or any of the underlying assumptions.
Data regarding the various markets and geographies in which the Group competes and its market position and market share within these markets and geographies are inherently imprecise and are subject to significant business, economic and competitive uncertainties, but the Group believes they generally indicate its size, position and market share. In addition, assumptions and estimates of the Group’s and the Group’s markets’ and geographies’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause the Group’s future performance to differ materially from its assumptions and estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This registration statement may contain forward-looking statements, including forward-looking statements concerning the financial condition, results of operations and businesses of the Group. All statements other than statements of historical fact are, or may deemed to be, forward-looking statements. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “looks”, “believes”, “vision”, “ambition”, “target”, “goal”, “plan”, “potential”, “work towards”, “may”, “milestone”, “objectives”, “outlook”, “probably”, “project”, “risk”, “seek”, “continue”, “projected”, “estimate”, “achieve” or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Group’s future financial performance, the Group’s supply chain transformation programme, and emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements included in this Registration Statement include those discussed in “Risk Factors”, such as:
•
the Group’s global brands not meeting consumer preferences;

•
the Group’s ability to innovate and remain competitive;

•
the Group’s investment choices in its portfolio management;

•
the effect of climate change on the Group’s business;

•
significant changes or deterioration in customer relationships;

•
the recruitment and retention of talented employees;

•
disruptions in the Group’s supply chain and distribution;

•
risks relating to the GTSA and the Group’s reliance on the Unilever Group;

•
increases or volatility in the cost of raw materials and commodities;

•
the Group’s ability to maintain secure and reliable IT infrastructure;

•
economic, social and political risks and natural disasters;

•
financial risk; and

•
the Group’s management of regulatory, tax and legal matters.

The forward-looking statements are based on the Group’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to the Group. Forward-looking statements are not predictions of future events. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to the Group. If a change occurs, the Group’s business, financial condition, liquidity and results of operations may vary materially from those expressed in its forward-looking statements.
The forward-looking statements speak only as of the date of this registration statement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for the Group to predict those events or how they may affect it. In addition, the Group cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risk factors relating to the Group’s business, industry and the Demerger that are set out in “Item 3. Key Information — 3.D. Risk Factors”.

REORGANISATION AND DEMERGER
Introduction
On 19 March 2024, Unilever announced a proposal to separate its Ice Cream Business into an independent group with the goal of setting the Ice Cream Business up for success and offering the best opportunity for its future growth. After a review of separation options, on 13 February 2025 Unilever announced that such separation would take place by way of the Demerger, and that the Company would seek listings on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange.
Reorganisation
Establishment of the Group
In preparation for the Demerger, the Ice Cream Business was legally separated from the other parts of the Unilever Group. On completion of the Demerger, the Company will become the holding company of the Group. This section describes in more detail the steps taken to achieve this legal separation and the steps that have been and will be taken to carry out the Demerger.
This legal separation has been achieved through: (i) the incorporation and reorganisation of the Group Companies to form a stand-alone group of companies within the wider Unilever Group; and (ii) the transfer by the Unilever Group of those legal entities, assets (including intellectual property rights) and liabilities that comprise the Ice Cream Business to the Group (as further described below) (the “Reorganisation”). In the period between 1 July 2025 (being the principal date on which the Reorganisation was completed) and the Demerger Effective Time, members of the Unilever Group and the Group have entered into, or will enter into, a number of transitional arrangements pursuant to which both corporate groups will provide certain services to the other, including operating model agreements (the “Local OMAs”) and the Global Transitional Services Agreement (the “GTSA”), which will have an effective date of 1 July 2025. In certain territories it has been necessary for the relevant local separation to be deferred until after 1 July 2025 (as further described below).
The structure chart below shows the simplified structure of the Group expected at Admission:

Notes:
(1)
The Company was incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands. Shortly prior to Admission, the Company will be converted into a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands and renamed The Magnum Ice Cream Company N.V.

(2)
All lines denote 100 per cent. ownership other than with respect to “Group Companies” which includes some companies in which third parties hold an ownership interest.

(3)
Jurisdiction of incorporation has been indicated following company names.

(4)
Simplified structure chart: some holding companies have been omitted.

Overview
The businesses that comprise the Ice Cream Business are currently owned by legal entities within the Unilever Group. The purpose of the Reorganisation is to legally separate the Ice Cream Business from other parts of the Unilever Group (notwithstanding the operation of the GTSA and Local OMAs), so that the Group owns the relevant legal entities, assets (including intellectual property rights) and liabilities that comprise the Ice Cream Business. In each relevant territory, the Reorganisation was implemented on or prior to 1 July 2025, save in respect of certain territories in which the Reorganisation was or will be implemented subsequent to such date (as further described below).
The Reorganisation was undertaken in three principal ways:
•
in territories where the Ice Cream Business was conducted by one or more members of the Unilever Group (such members, “Unilever Group Companies”) that conducted substantial business other than the Ice Cream Business (such as the manufacture, distribution and sale of products other than ice cream products in that territory (each an “Asset Sale Territory”)), such Unilever Group Companies transferred those assets that they owned which exclusively related to the Ice Cream Business, as well as related liabilities (subject to specific exclusions) to a Group Company. Transfers of the relevant assets and liabilities in the Asset Sale Territories were completed by way of either a statutory transfer mechanism (such as a demerger or scheme of arrangement) governed by the law of the relevant territory or a contractual transfer. Completion of the asset transfers principally took place on or before 1 July 2025, save for: (i) any assets for which the formalities of transfer meant that such transfer can only complete after 1 July 2025; (ii) certain Asset Sale Territories in which all or part of the transfer of the relevant assets will be completed between 1 July 2025 and the Demerger Effective Time; and (iii) the Deferred Territories, details of which are described below;

•
in territories where the Ice Cream Business was conducted by a Unilever Group Company (or several Unilever Group Companies) that conducted no, or only limited, business other than Ice Cream Business (the “Share Sale Territories”), the entire share capital of that legal entity (or legal entities) was transferred to a Group Company either directly pursuant to a contractual transfer or via a series of distributions and transfers between certain Unilever Group Companies and Group Companies. Where the relevant legal entity carried on a material amount of business other than Ice Cream Business, the assets and liabilities relating to that other business were transferred to another Unilever Group Company before the share capital of that legal entity was transferred to a Group Company. Completion of the transfers of the share capital held by the relevant Unilever Group Companies took place on or before 1 July 2025, save for certain Share Sale Territories in which the transfer of the relevant share capital will be completed between 1 July 2025 and the Demerger Effective Time; and

•
in territories where the Ice Cream Business was conducted by more than one Unilever Group Company, with some legal entities conducting no, or only limited business other than Ice Cream Business and other legal entities conducting Ice Cream Business as well as a substantial amount of non-Ice Cream Business (“Mixed Sale Territories”), the legal entities that conducted substantial business other than Ice Cream Business were treated in the way described above for legal entities in Asset Sale Territories, and legal entities that conducted no, or only limited business other than Ice Cream Business were treated in the way described above for legal entities in Share Sale Territories. Completion of the transfers in the Mixed Sale Territories took place on or before 1 July 2025, save for certain Mixed Sale Territories in which all or part of the relevant transfer will be completed between 1 July 2025 and the Demerger Effective Time.

No Ice Cream Business in Russia was transferred to the Group pursuant to the Reorganisation, Unilever having disposed of its businesses in Russia in 2024.
The consideration payable by the relevant Group Companies to the relevant Unilever Group Companies arising from the Reorganisation transfers described above was generally calculated on the basis of a third-party valuation exercise, save for certain territories in which the consideration was calculated on a different basis (such as the net book value of the relevant assets and liabilities), including in transfers that involved the use of a statutory transfer mechanism (such as a demerger). Except where prohibited by applicable law, where cash consideration was payable by a Group Company to a Unilever Group Company, such consideration was initially left outstanding on intercompany account, but prior to completion of the Demerger will be (in part) consolidated and (in part) settled from the proceeds of the third-party financing described in “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness” and (in part) capitalised.
Deferred Territories
In certain territories, it will be necessary for the completion of the separation of the Ice Cream Business and its transfer to the Group to occur after completion of the Demerger (“Deferred Territories”), including:
Indonesia
In Indonesia, the transfer by the relevant Unilever Group Company (PT Unilever Indonesia Tbk, a company listed on the Indonesian Stock Exchange) of those assets that relate exclusively to the Ice Cream Business, as well as any relevant related liabilities, will take place by means of a transfer of assets and liabilities in the way described above for legal entities in Asset Sale Territories pursuant to a business transfer agreement dated 22 November 2024 (the “Indonesia Transfer”). The relevant assets and liabilities will be transferred from PT Unilever Indonesia Tbk to a Group Company (PT The Magnum Ice Cream Indonesia, a wholly-owned indirect subsidiary of the Company) on the first business day following completion of the Demerger (or such other date as may be agreed) in order to comply with local regulations relating to related party transactions.
At the date of signing the business transfer agreement, PT Unilever Indonesia Tbk and PT The Magnum Ice Cream Indonesia were both Unilever Group Companies and affiliated parties under Indonesian law. Accordingly, PT Unilever Indonesia Tbk, as a listed company in Indonesia, obtained shareholder approval, including the approval of minority shareholders (holding in aggregate approximately 15 per cent. of PT Unilever Indonesia Tbk), for the Indonesia Transfer at shareholder meetings held on 14 January 2025. When the relevant assets and liabilities are transferred, PT Unilever Indonesia Tbk and PT The Magnum Ice Cream Indonesia will no longer be affiliated parties. Certain transitional intellectual property licensing arrangements were put in place between the Unilever Group and the Group on 1 July 2025 and will apply until the completion of the Indonesia Transfer (described in more detail in “— Intellectual Property Agreements — Transitional and country-specific intellectual property arrangements” below).
The consideration payable by the Group to the Unilever Group in respect of the Indonesia Transfer will be funded, either in whole or in part (with the remainder to be funded by cash flows generated from the Group’s operations) from the proceeds of the Term Loan Facilities Agreement, described in “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Term loan facilities”.
Unilever’s Ice Cream Business in Indonesia has been included in the Combined Carve-Out Financial Statements presented in “Item 18. Financial Statements”.
India
In India, the relevant Unilever Group Company (Hindustan Unilever Limited, a company listed on the Bombay Stock Exchange and the National Stock Exchange of India) is undertaking a demerger of the business, undertakings, activities, operations and properties that relate to its Ice Cream Business in India as a going concern into a stand-alone entity, Kwality Wall’s (India) Limited (“Kwality Wall’s India”), which is expected to be listed on the Bombay Stock Exchange and the National Stock Exchange of India (the “India Demerger”). As of the date of this registration statement and subject to receipt of the requisite approvals in

India from statutory and regulatory authorities, the India Demerger is expected to become effective by January 2026 and Kwality Wall’s India is expected to start trading on the Bombay Stock Exchange and National Stock Exchange of India by April 2026.
Upon completion of the India Demerger, certain legal entities within the Unilever Group will be issued one equity share in Kwality Wall’s India for every equity share held in Hindustan Unilever Limited on a record date to be fixed by the Boards of Hindustan Unilever Limited and Kwality Wall’s India in accordance with the terms of the demerger scheme. This would result in approximately 61.9 per cent. of the issued equity shares in Kwality Wall’s India being owned by Unilever Group Companies. These Unilever Group Companies have entered into an agreement with certain Group Companies to sell all of the Kwality Wall’s India shares received by such Unilever Group Companies pursuant to the India Demerger to The Magnum Ice Cream Company HoldCo 1 Netherlands B.V. (the “Kwality Wall’s Purchase Agreement”). Completion of the sale of the shares in Kwality Wall’s India pursuant to the Kwality Wall’s Purchase Agreement is subject to certain conditions precedent including completion of the India Demerger and the India Tender Offer (see below).
In accordance with Indian law, before The Magnum Ice Cream Company HoldCo 1 Netherlands B.V. can complete its acquisition of the Unilever Group’s shares in Kwality Wall’s India, those Group Companies must launch a tender offer in India to the minority shareholders of Kwality Wall’s India (the “India Tender Offer”). In accordance with applicable law and the terms of the India Tender Offer, those Group Companies will be required to make an offer to the minority shareholders of Kwality Wall’s India to acquire at least 26 per cent. of the issued share capital in Kwality Wall’s India, at a price which is the higher of the fair value of Kwality Wall’s India and the price to be paid to the Unilever Group under the Kwality Wall’s Purchase Agreement. If, as a result of the number of Kwality Wall’s India shares tendered under the India Tender Offer, the Group Companies were to collectively hold more than 75 per cent. of the shares in Kwality Wall’s India, to maintain Kwality Wall’s India’s listings, the Group Companies would be required, within a period of one year, to ensure that their shareholding in Kwality Wall’s India was reduced to not more than 75 per cent.
The consideration payable by Group Companies pursuant to the Kwality Wall’s Purchase Agreement and, if required, the India Tender Offer will be funded from the proceeds of the Term Loan Facilities Agreement, described in “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Term loan facilities”. As at the date of this registration statement, the India Demerger has been approved by the requisite majorities of Hindustan Unilever Limited’s shareholders and creditors but remains subject to approval by the National Company Law Tribunal in India, the Securities and Exchange Board of India, BSE Limited and the National Stock Exchange of India Limited.
The Company can provide no assurances and there is no certainty that the transactions contemplated by the India Demerger and the Kwality Wall’s Purchase Agreement will complete or as to the timing of their completion, as such transactions are subject to certain conditions (including the approvals referred to above). Accordingly, there is no certainty that Unilever’s Ice Cream Business in India will be owned by the Group in the future and such business has not been included in the Combined Carve-Out Financial Statements presented in “Item 18. Financial Statements”.
Portugal
In Portugal, it is proposed that Unilever Fima, Lda. (“Unilever Fima”) (a Unilever Group Company indirectly held 55 per cent. by the Unilever Group) will transfer assets and liabilities relevant to the Ice Cream Business to the Group pursuant to a sale and purchase agreement (the “Portugal SPA”). The Portugal SPA and the transactions contemplated by it will be subject to customary conditions precedent relating to regulatory and other approvals. The Company can provide no assurances and there is no certainty that the Portugal SPA or the transactions contemplated by it will complete or as to the timing of their completion, as such transactions are subject to certain conditions (including receipt of certain licences and permits to operate). Accordingly, there is no certainty that Unilever’s Ice Cream Business in Portugal will be owned by the Group in the future and such business has not been included in the Financial Statements presented in “Item 18. Financial Statements”.
TSAs and Interim Operating Models
For the period immediately following the Reorganisation, the Group and the Unilever Group will enter into, and have entered into, certain transitional arrangements (including the GTSA) and “interim operating model”

arrangements (being the Local OMAs which apply in different markets). Local transitional services falling outside the scope of the Local OMAs and the GTSA are provided under separate, additional local transitional services agreements (“Local TSAs”), but are also listed in the GTSA. These arrangements have been entered into in order to ensure that the Group can continue to operate its business while it develops the capacity to operate independently of the Unilever Group. For further information on the GTSA, please refer to “Item 10. Additional Information — 10.C. Material Contracts”.
Under the terms of the GTSA and the Local OMAs, the Group is required to exit such arrangements as soon as practicable, pursuant to applicable early termination rights. There is no automatic right to extend the duration of services; extensions may be granted at the sole discretion of Unilever. The GTSA will automatically terminate when the last service provided in accordance with the agreement is terminated, and the Local OMAs have a fixed term which in all cases will not exceed 30 months.
The Local OMAs include undisclosed agency agreements, strategic management agreements, product sale agreements, strategic consultancy agreements and Local TSAs. The principal provisions of each respective type of Local OMA are set out below. However, the specific provisions of each agreement may vary slightly from territory to territory.
Undisclosed agency agreements
Under each undisclosed agency agreement, the relevant local Unilever Group Company is appointed as an undisclosed agent of the relevant local Group Company and given authority to sell finished ice cream products to customers and distributors as an agent of the Group.
Pursuant to the undisclosed agency agreements, the relevant local Unilever Group Company retains contracts with customers for sales of ice cream products but makes such sales under the instruction and on behalf of the relevant local Group Company. The relevant local Unilever Group Company continues to own the legal title to the goods which are sold to customers, until it transfers title to the relevant local Group Company immediately before sale under a separate product sale agreement.
The relevant Unilever Group Company will continue to collect all revenue relating to the Ice Cream Business (on behalf of, and for repatriation to, the Group) under this model. The local Unilever Group Company provides the proceeds of sale to the relevant local Group Company after deducting a commission for undisclosed agency services (and other costs). The agreement also provides for the performance of local activities by Unilever Group Company(ies) that are ancillary to the sale of goods (e.g. customer services, marketing, etc.).
Strategic management agreements
Under each strategic management agreement, the relevant Group Company provides strategic management and oversight to the relevant Unilever Group Company in relation to the operation of the Ice Cream Business and the relevant Unilever Group Company is authorised by the relevant Group Company to sell ice cream products to customers on behalf of the relevant local Group Company. Strategic management agreements are put in place at a global level (i.e. between a local Unilever Group Company and a holding company in the Group), as well as at a local level (i.e. between a local Unilever Group Company and the respective local Group Company).
Under each strategic management agreement, the relevant local Unilever Group Company(ies) retains contracts with customers for sales of ice cream products, but makes such sales under the instruction and on behalf of the relevant Group Company. The relevant Unilever Group Company holds the legal title in the goods being sold. The Group will continue to recognise all revenue relating to the Ice Cream Business under this model, with the relevant Unilever Group Companies paying strategic management fees to the Group in exchange for the strategic management services. At the same time, Unilever retains an agreed award as compensation for performing activities for the benefit of the Group Company that are ancillary to the sale of goods (e.g. account management, stock availability).
The strategic management agreement also provides for the provision of additional local services that are ancillary to the sale of goods (e.g. account management, stock availability, etc.) to and from both parties.

Strategic consultancy agreements
Under each strategic consultancy agreement, the Group provides strategic governance oversight to Unilever procurement entities in exchange for the payment of a strategic consultancy fee. Two strategic consultancy agreements have been put in place between (i) Magnum ICC Europe BV and Unilever Europe B.V. (for Europe); and (ii) Magnum ICC US, LLC and Unilever North America Supply Chain Company (for Americas).
Under the strategic consultancy agreements, the Unilever Group retains contracts with third-party manufacturers, but performance of such contracts occurs under the strategic oversight of the Group. All invoices from third-party manufacturers are issued to the relevant Unilever Group Company.
Local TSAs
Group Companies and Unilever Group Companies have entered into Local TSAs in a number of territories where services are required that are not ancillary to the sale of goods (e.g. payroll services). The scope of the services provided thereunder are generally limited to those that relate to people and property.
In some cases, such as with respect to certain business units that transferred to the Group on 1 July 2025, Unilever Group Companies require access to certain services from the Group. In those instances, Group Companies and Unilever Group Companies have entered into reverse transitional services agreements for the provision of such services by the Group to the Unilever Group, for a maximum period of 30 months from 1 July 2025. The services provided thereunder include the provision of trade sales support and logistics management activities for non-ice cream frozen finished goods.
Manufacturing agreements
Pursuant to the applicable Local OMAs, certain Group Companies and Unilever Group Companies will enter into, and have entered into, manufacturing agreements in order to enable the continued manufacturing of ice cream products.
The principal provisions of each type of manufacturing agreement are set out below. However, the specific provisions of each agreement may vary from territory to territory.
Toll manufacturing agreement (for the manufacturing of ice cream products by the Group for sale by Unilever Group Companies to end customers)
Certain Group Companies and Unilever Group Companies will enter into, and have entered into, toll manufacturing agreements, under which the relevant local Unilever Group Company procures and holds the legal title to raw and pack materials with which each local Group Company produces finished ice cream products to be sold by Unilever Group Companies on its behalf on a toll-manufacturing basis. These agreements apply in territories in which the Group owns the factory that manufactures ice cream products but the Group does not yet have the necessary infrastructure to own title in the ice cream products. This applies to 24 out of the 30 manufacturing facilities dedicated to the Ice Cream Business, and the sales of ice cream products that are manufactured under these arrangements account for approximately 70 per cent. of the total revenue of the Ice Cream Business. Unilever Group Companies procure the raw and pack materials for the Group as a service under the GTSA.
In return for producing finished ice cream products, the relevant Unilever Group Companies pay the Group an “operating and equipment” fee, being a fee in respect of labour and assets required for the production (with any conversion costs still being incurred by the Unilever Group Company).
Toll manufacturing agreements were executed on 1 July 2025 and will last for a period of 30 months following that date (the “Transitional Period”).
A master toll manufacturing agreement has been put in place between the Unilever Group and the Group that sets out the terms and conditions on which such manufacturing is to be carried out across all relevant territories. These global terms and conditions are incorporated into local implementation agreements for each manufacturing facility for which the relevant local Unilever Group Companies and Group Companies have entered into in relation to the supply of ice cream products. These implementation agreements also contain the commercial details relating to the ice cream products being manufactured at each manufacturing facility. Unilever Group Companies then sell the ice cream products manufactured by Group Companies to end customers on behalf of the Group pursuant to the applicable Local OMAs.
Co-packing agreements
Pursuant to the Local OMAs, certain Group Companies and Unilever Group Companies have entered into a co-packing agreement for the manufacture of ice cream products at a manufacturing facility in Mexico. This agreement is required because a Unilever Group Company will retain ownership of the manufacturing facility in Mexico that manufactures ice cream products until manufacturing separation is complete.
Under the terms of the co-packing agreement, a Unilever Group Company manufactures ice cream products for a local Group Company. A Unilever Group Company retains legal title in the raw and pack materials required for manufacturing and the finished goods. A Unilever Group Company then sells the ice cream products on to end customers on behalf of the Group in accordance with the applicable Local OMA.
The co-packing agreement terminates automatically after two years subject to the termination rights of the parties.
Site sharing agreement
For a period of time immediately following completion of the Reorganisation in the relevant territories, certain Unilever Group Companies and Group Companies will continue to share some manufacturing facilities and RD&I sites. For such sites, the relevant Unilever Group Companies and Group Companies have entered into a site sharing agreement, which governs the provision and receipt of certain site related services (e.g. utilities) in exchange for a fee.
Material post-Transitional Period agreements
Following the end of the Transitional Period in a territory, the Company anticipates that the Group will possess the systems required to enable it to own title in the ice cream products and operate independently of the Unilever Group. It is anticipated that the GTSA, Local OMAs, manufacturing agreements, and other ancillary agreements will thereafter no longer be required by the Group.
Once the Group has its own capabilities and can operate on a fully stand-alone basis, the Ice Cream Business will operate in accordance with the “final operating models”. Intercompany arrangements will be put in place within the Group to implement and operate in accordance with the final operating models.
Retirement Benefit Arrangements
The Reorganisation dealt with retirement benefit arrangements (being arrangements providing retirement, death, other leaving benefits post-retirement medical or life assurance benefits for or in respect of Group employees, other than a state social security or otherwise mandatory arrangement) (“RBAs”) in the following ways:
•
Where RBAs are provided by a Unilever Group arrangement, the relevant Group Company has established a replacement arrangement for the Group employees. Benefits under the replacement arrangement when considered with other elements of the remuneration package are the same as or broadly equivalent in value when considered with the remuneration package provided by the Unilever Group.

•
In some cases, liabilities accrued in respect of Group employees under a Unilever Group RBA have transferred (alongside the relevant employees) to a replacement Group RBA. Typically this has occurred due to operation of law or due to mandatory requirements and on other occasions as an effective and reasonable way to transfer employee accrued rights. Where an RBA is separately funded, an asset transfer of a proportion of the relevant liability has also taken place.

•
In a small number of cases, a Unilever Group Company which transferred to the Group pursuant to the Reorganisation operated an RBA which wholly related to the post-Reorganisation Group. In these cases, the relevant RBA transferred along with the relevant legal entity.

Otherwise, liability for benefits built up before formal transfer for employment to the relevant Group Company will remain with the relevant Unilever Group RBA. This includes for Group employees, former employees and retirees. Please refer to “Item 10. Additional Information — Material Pension Transfers” for more information regarding the transfer of pension liabilities in Germany and Turkey to the Group.
Intellectual Property Agreements
The intellectual property (“IP”) rights used in the Ice Cream Business are currently owned by entities within the Unilever Group. As part of the Reorganisation, the following IP rights are being assigned to the Group:
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over 9,000 registered trademarks and trademark applications for over 200 brands, which include all brands owned by the Unilever Group that exclusively or predominantly related to the Ice Cream Business;

•
over 1,500 domain names related to these brands;

•
over 900 registered designs and design applications, which include all registered designs owned by the Unilever Group that exclusively or predominantly related to the Ice Cream Business;

•
approximately 160 patent families comprising approximately 1,000 patents and patent applications, which include all patent families owned by the Unilever Group that exclusively or predominantly related to the Ice Cream Business; and

•
unregistered brand- and technology-related IP rights that exclusively related to the Ice Cream Business.

As part of the Reorganisation, the Unilever Group is granting the Group a number of licences to use certain retained Unilever IP rights in relation to the Ice Cream Business, and the Group is granting the Unilever Group a number of licences-back to use certain transferred IP rights in relation to Unilever’s retained businesses. These licence agreements include the licences described in further detail below.
Brand IP licence agreement
Under the Brand IP licence agreement, the Unilever Group has granted the Group a worldwide (excluding Belarus, Portugal and Russia), non-exclusive, transitional and royalty-free licence to use the Unilever name and logo in relation to the Ice Cream Business. The Group is required to comply with customary quality control obligations in respect of the use of the Unilever name and logo. The term of the licence is three years from 1 July 2025, except in respect of use of the Unilever name and logo on existing ice cream cabinets, for which the term is five years from 1 July 2025. The Unilever Group has also granted the Group a non-exclusive, perpetual and royalty-free licence to use any unregistered brand-related IP rights owned by the Unilever Group and used in relation to the Ice Cream Business prior to the Reorganisation. The licences to the Unilever name and logo and the unregistered brand-related IP rights are terminable by the Unilever Group for material breach by the Group or certain insolvency events in respect of the Group, whereas the Group has a termination for convenience right.
Carte D’Or brand IP licence-back agreement
Under the Carte D’Or brand IP licence-back agreement, the Group will grant the Unilever Group a global exclusive, perpetual and royalty-free licence to use the Carte D’Or brand solely in the form “Carte D’Or Professional” in connection with food products commercialised by the Unilever Group’s food solutions business. The Unilever Group is required to comply with customary quality control obligations in respect of the use of the Carte D’Or brand. The licence-back is terminable by the Group for material breach by the Unilever Group which results in material damage to the Carte D’Or brand, certain insolvency events in respect of the Unilever Group or if the Unilever Group challenges the validity of the Carte D’Or brand, whereas the Unilever Group has a termination for convenience right. The Group believes the agreement protects brand integrity, secures fair commercial value, and preserves the Group’s rights to operate across relevant product categories and channels.
Liquid IV brand IP licence-back agreement (Firecracker and Popsicle)
Under the Liquid IV brand IP licence-back agreement, the Group will grant the Unilever Group an exclusive, perpetual and royalty-free licence-back to use the Firecracker and Popsicle brands in connection with Unilever’s Liquid IV powdered electrolyte drink product. The Unilever Group is required to comply with customary quality control obligations in respect of the use of the Firecracker and Popsicle brands. The licence-back is terminable by the Group for material breach by the Unilever Group which results in material damage to the Firecracker and Popsicle brands, certain insolvency events in respect of the Unilever Group or if the Unilever Group challenges the validity of the Firecracker and Popsicle brands, whereas the Unilever Group has the right to terminate the licence-back for convenience.
Axe / Lynx brand IP licence-back agreement (Magnum)
Under the Axe / Lynx brand IP licence-back agreement, the Group will grant the Unilever Group an exclusive, perpetual and royalty-free licence-back to use the Magnum brand in connection with Unilever’s Axe and Lynx deodorant products. The Unilever Group is required to comply with customary quality control obligations in respect of the use of the Magnum brand. The licence-back is terminable by the Group for material breach by the Unilever Group which results in material damage to the Magnum brand, certain insolvency events in respect of the Unilever Group or if the Unilever Group challenges the validity of the Magnum brand, whereas the Unilever Group has the right to terminate the licence-back for convenience.
Technology IP cross-licence agreement
Under the technology IP cross-licence agreement, the Unilever Group has granted the Group a worldwide (excluding Belarus, Portugal and Russia), non-exclusive, perpetual and royalty-free licence to use any unregistered technology-related IP owned by the Unilever Group and used in relation to the Ice Cream Business prior to the Reorganisation for the purpose of conducting the Ice Cream Business. Under the same agreement, the Group has granted the Unilever Group a non-exclusive, perpetual and royalty-free licence to use any transferred technology-related IP which, prior to the Reorganisation, was used in Unilever’s retained business, for the purpose of conducting Unilever’s retained business. Each party may terminate the licence granted by it for material breach of the other party and certain insolvency events in respect of the other party, and each party further has a termination for convenience right in respect of the licence granted to it.
Transitional and country-specific intellectual property arrangements
In a small number of territories, transitional IP licensing arrangements have been put in place between the Unilever Group and the Group. Under these arrangements, the Group has granted the Unilever Group royalty-bearing licences-back to transferred IP rights in the relevant territories, to enable the Unilever Group to continue to grant existing intragroup licences to the relevant Unilever Group Company to conduct the Ice Cream Business in the relevant territory until (if applicable) the transfer of such Ice Cream Business to the Group. The Unilever Group is required to comply with customary quality control obligations in respect of the use of the licensed-back IP, and has a termination for convenience right for each of the licences-back.
The GTSA, Local OMAs, Local TSAs, IP licensing arrangements and other major agreements with Unilever as well as the Group’s internal policies and procedures for dealing with related parties were negotiated by persons who were, at the time of negotiation, members of the Unilever Group. Accordingly, during the period in which these agreements were prepared, the Company did not have a board of directors or a management team that was separate from, or independent of, Unilever. While the Group has endeavoured to ensure that these arrangements are in line with the market terms for transactions of their type and broadly similar to what would have been obtainable from unaffiliated third parties, such terms, including terms relating to fees, performance criteria, contractual or fiduciary duties, conflicts of interest, limitations on liability, indemnification and termination, may not be as favourable to the Group as otherwise might have resulted if the negotiations had involved unrelated parties from the outset.
The Demerger
Overview
The Demerger is proposed to be effected by the Group and the Unilever Group taking a number of steps in accordance with the terms of the Demerger Agreement (as defined under “Item 10. Additional Information — 10.C. Material Contracts — Demerger Agreement”) following the publication of this registration statement and shortly prior to Admission.

The Demerger will be executed via an interim in specie dividend declared by the Unilever Board (the “Demerger Dividend”). The Demerger Dividend will be satisfied by the transfer of the Group by Unilever to the Company shortly prior to Admission. In consideration for this transfer, the Company will then allot and issue the relevant Shares to each Unilever Shareholder recorded on the Unilever share register and each Unilever ADS Holder holding a Unilever ADS at the Record Time in the ratio of one Share for every five Unilever Shares or Unilever ADSs then held. Upon these steps having taken place, the Company will become the parent company of the Group.
Completion of the Demerger is conditional on the satisfaction of conditions precedent contained in the Demerger Agreement. As at the date of this registration statement, the only material conditions that remain outstanding are:
•
the approval of the Demerger Dividend and associated corporate steps by the Unilever Board (and such approval not having been revoked);

•
the Sponsors’ Agreement not having been terminated in accordance with its terms;

•
the receipt of regulatory approvals in relation to Admission; and

•
the approval of the admission of the Shares to listing and trading on the NYSE.

None of these conditions is capable of being waived unilaterally by any party to the Demerger Agreement.
Although Unilever currently intends to carry out the Demerger, Unilever is entitled to decide not to proceed with the Demerger at any time prior to the Demerger Effective Time if it determines that it would not be in the interests of Unilever Shareholders as a whole.
If the Demerger proceeds, each Unilever Shareholder and Unilever ADS Holder will receive one Share for every five Unilever Shares or Unilever ADSs that they hold at the Record Time. Unilever Shareholders will continue to own their existing Unilever Shares and/or Unilever ADSs (as applicable).
Immediately following Admission, it is expected that not less than 10 per cent. of the Company’s issued ordinary share capital will be held in public hands (within the meaning of UK Listing Rule 5.5).
For further information on the Demerger Agreement please see “Item 10. Additional Information — 10.C. Material Contracts — Demerger Agreement”.
Unilever Retained Stake
Shortly after completion of the Demerger, a series of corporate reorganisation steps (including the allotment and issuance of Shares by the Company) will be undertaken which will result in Unilever Group Companies holding          Shares.
As at the Latest Practicable Date, the number of Shares to be held by Unilever Group Companies at Admission is expected to represent approximately 19.9 per cent. of the total issued share capital of the Company (the “Unilever Retained Stake”). The Unilever Retained Stake will be obtained by Unilever between the date of this registration statement and Admission, therefore this figure represents the expected percentage of total voting rights. In accordance with applicable US federal tax laws and regulations, Unilever has indicated to the Company that it will exercise any votes attaching to the Unilever Retained Stake in proportion to the votes cast by the Company’s other Shareholders.

Part I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
1.A.   DIRECTORS AND SENIOR MANAGEMENT
For information regarding the Company’s directors and senior management, see “Item 6. Directors, Senior Management and Employees — 6.A. Directors and Senior Management”.
1.B.   ADVISERS
The Company’s US, English and Dutch legal counsel is Linklaters LLP, One Silk Street, London EC2Y 8HQ, United Kingdom.
1.C.   AUDITORS
The Company’s auditor is KPMG whose registered office is at 15 Canada Square, Canary Wharf, E14 5GL London, United Kingdom. KPMG is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board in the United States. See “Item 10. Additional Information — 10.G. Statements by Experts”.
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not appliable.
ITEM 3.   KEY INFORMATION
3.A.   [RESERVED]
3.B.   CAPITALISATION AND INDEBTEDNESS
The following table sets forth the Group’s capitalisation as of 30 June 2025, on a historical basis and on a pro forma basis to give effect to the Demerger and the Reorganisation related to the Demerger, as if they occurred on 30 June 2025. An explanation of the pro forma adjustments made to the Group’s combined carve-out balance sheet as of 30 June 2025 are discussed in “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Unaudited Pro Forma Combined Carve-Out Financial Information”.
The pro forma adjustments are based on the best information available as of the date of this registration statement and assumptions that management believes are reasonable given the information available as of the date of this registration statement. You should review the following table in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Combined Carve-Out Financial Statements and the accompanying notes thereto, and the Group’s unaudited pro forma financial statements (“Unaudited Pro Forma Combined Carve-Out Financial Information”) included in “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Unaudited Pro Forma Combined Carve-Out Financial Information”.
The Group is providing the capitalisation table for information purposes only. The capitalisation table may not reflect the capitalisation or financial condition that would have resulted had the Group been operating as an independent, publicly traded company on 30 June 2025 and is not necessarily indicative of the Group’s future capitalisation or financial condition.

	As of 30 June 2025
	Reported	Pro Forma
	(€ million)
Cash and cash equivalents(1)	49	749
Indebtedness
Unsecured bank loans and overdrafts(2)	39	3,739
Lease liabilities	164	164
Related party loans with Unilever	1	1
Other financial liabilities(3)	145	145
Total indebtedness	349	4,049
Equity
Invested capital	2,737
Share capital, par value €3.50 per share; shares authorised, shares as used and outstanding, pro forma(4)	—	2,141
Share premium	—	8,987
Retained earnings	—	—
Other reserves	98	(10,991)
Total shareholders’ equity	2,835	137
Non-controlling interests	27	27
Total equity	2,862	164
Total capitalisation(5)	3,211	4,213

Notes:
(1)
For a description of pro forma adjustments to cash and cash equivalents, see “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Unaudited Pro Forma Combined Carve-Out Financial Information”.

(2)
For information on the Group’s anticipated debt, see “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness”.

(3)
Other financial liabilities includes an option to acquire non-controlling interests from RFM Corporation, the Philippines Joint Venture. The Group owns 50 per cent. + 1 share and, under the terms of the shareholders’ agreement, each year within one month of 31 December, RFM Corporation has the right to require the Group to purchase all or a proportion of RFM’s shares in the joint venture at a price defined in the shareholder agreement. This put option has been valued at the redemption value with subsequent changes in finance costs. The redemption value is derived from a formula defined in the shareholder agreement which uses historical financial information, multipliers, and consumer price index (CPI) adjustments. See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Philippines Joint Venture” and “Note 13. Capital and Funding” of the Combined Carve-Out Financial Statements.

(4)
The Group has estimated the number of outstanding shares of its ordinary shares based on the number of Unilever outstanding as of 2,451.9 million and the distribution ratio of one ordinary share in the Company for every five ordinary shares of Unilever.

(5)
Total capitalisation is the sum of total equity and total indebtedness.

3.C.   REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D.   RISK FACTORS
The risks described below, together with all other information contained in this registration statement, should be carefully considered in evaluating the Group and the Shares.

Although the Company believes that the risks described below are the material risks concerning the Group’s business and industry, the Demerger and the Shares as of the date of this Registration Statement, they are not the only risks relating to the Group, the Demerger and the Shares. Other risks, events,facts or circumstances not presently known to the Group or that the Group currently deems to be immaterial could, individually or cumulatively, prove to be important and may have a significant negative impact on the Group’s business, financial condition, results of operations or prospects and may also cause the price of the Shares to decline and cause investors to lose all or part of their investment.
Prior to investing in the Shares, prospective investors should carefully consider all of the information in this Registration Statement and, in particular, the risks described below before deciding to invest in the Shares.
Risks Relating to the Group’s Business and Industry
The Group has not previously operated as a stand-alone publicly-listed entity and may be unable to operate efficiently
The Group has not previously operated as a stand-alone publicly-listed entity and it is uncertain how it will perform as such. Following the Demerger, the Group will be responsible for managing all of its corporate affairs. This may result in significant additional expenses, beyond those for which it has budgeted, including expenses related to the creation of the Group’s own financial and administrative support systems and for services that will continue to be provided by Unilever to the Group pursuant to transitional service agreements at prices intended to correspond to those obtainable from third parties.
Total costs incurred by the Group in connection with the Demerger are expected to be approximately €800 million, of which approximately 40 per cent. relate to the development and implementation of the global ERP system and other enterprise-wide applications that will upgrade and standardise its information systems. The Group expects that the majority of costs arising in connection with the Demerger have been or will be incurred between FY2024 and FY2026.
In HY2025 and FY2024, the Group incurred transaction-related costs directly attributable to the Demerger of €121 million and €54 million, respectively. These costs are reflected in “Note 2. Segment information” to the Condensed Combined Carve-Out Financial Statements and “Note 3. Operating costs” of the Combined Carve-Out Financial Statements and include approximately €68 million and €45 million of transaction-related costs for professional fees for HY2025 and FY2024, respectively.
In addition to the costs referenced above, the Group expects to incur recurring operating costs from the date of the Demerger onwards to operate successfully as a stand-alone public listed company following the Demerger, including in technology and infrastructure, and in corporate functions.
The Group is subject to the risk that the actual expenses it incurs in connection with the Reorganisation are significantly higher than those set out above or otherwise budgeted for, which would have an impact on its profitability and margins. Cost escalation could occur for a number of reasons, including general rates of inflation being higher than anticipated, the fees charged by external service providers for the implantation of one or more of the matters described above being higher than expected, and other matters beyond the Group’s control.
In addition, since the Group will be responsible for managing all of its corporate affairs for the first time following the Demerger, the Group may be exposed to an increased risk of legal, regulatory or civil costs or penalties, and, if such costs or penalties were to arise, this could also have a negative impact on the Group’s margins and profitability.
Significant changes may occur in the Group’s cost structure, management, financing and financial risk management and business operations as a result of operating as a stand-alone publicly-listed entity separate from Unilever. The Group anticipates that its success in managing its business as a stand-alone publicly-listed entity and in successfully implementing its business strategy will depend substantially upon its ability to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to independent publicly-traded companies. In preparation for the Demerger, the Group has implemented structures (including an internal control environment) which are intended to promote compliance with these requirements. However, as the Group has not previously operated as a stand-alone publicly-listed entity separate from Unilever, it cannot guarantee that these structures will be sufficient, and additional costs may arise which could have a negative impact on the Group’s margins and profitability.
Damage to the Group’s reputation could have a negative impact on the value of its brands
Maintaining and extending recognition and trust in its portfolio of brands and continuously enhancing the value of its brands are critical to the success of the Group’s business. The Group’s portfolio of brands includes four global ice cream “power brands”: The Heartbrand (an “umbrella” brand with numerous well-known sub-brands), Magnum, Ben & Jerry’s and Cornetto, and more than 100 local and regional brands. While the Group has a large portfolio of successful brands, its global power brands contributed 82 per cent. of its revenue in FY2024. Accordingly, any adverse development affecting these brands could disproportionately impact the Group’s performance.
The value of the Group’s brands is based, in large part, on consumer perception and desirability of such brands. Success in promoting and enhancing brand value depends on the Group’s ability to provide high-quality products that align with evolving consumer preferences, the effectiveness of its marketing and advertising initiatives and consistent and sufficient brand, marketing, and research and development investment.
The Group’s reputation and brand value could diminish significantly as a result of a number of factors, including:
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if the Group, its brands or its products become subject to adverse public or medical opinion for any reason, even if factually incorrect;

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any perceived failure by the Group to preserve the quality or enhance the sustainability of its products, processes and packaging;

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if the Group or any of its suppliers, service providers or partners is perceived to act in an irresponsible or disreputable manner, including with respect to food safety laws, or environmental, social, human capital or governance policies;

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if the Group or its suppliers are required to carry out product recalls; or

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if the Group fails to invest in protecting and enforcing its rights against lookalikes or copies of its brands.

Increased negative attention from the media, academics and online influencers, governments and other public figures in any of the above areas could subject the Group to heightened scrutiny. In addition, any actual or perceived failure to address issues of public concern, such as the use of appropriate marketing techniques, the provenance of certain ingredients, the use of sustainable packaging and ensuring sustainability in the supply chain (including with respect to human rights, labour practices and environmental impacts) may materially and adversely impact the value of the Group’s brands.
Volatility in the cost of raw materials and energy may adversely affect the Group’s business, financial condition or results of operations
The Group produces a large number of ice cream products, with ingredients and raw materials that differ from product to product. The Group relies to a varying degree on the sourcing of raw materials from around the world, including commodities such as dairy products, sugar, cocoa, cocoa byproducts, vanilla and vegetable oils. It also relies on energy for the manufacture and distribution of its products. Raw material and energy prices are subject to factors that are difficult to predict, such as economic and political conditions, war and other geopolitical conflicts, currency fluctuations, environmental regulation, changing regulations in relation to land use or labour practices, changing weather patterns/climate change and agricultural disruptions caused by disease or other risks inherent to farming. For example, cocoa has seen historically high market prices, with an increase of 375 per cent. from January 2022 to December 2024. This increase resulted primarily from extreme weather conditions in Ghana and Côte d’Ivoire, where cocoa production is concentrated, exacerbated by social and economic factors. Similarly, the heightened prevalence of cyclones in Madagascar, the world’s largest producer of natural vanilla, has contributed, and may to a greater degree in the future contribute, to increased volatility in vanilla prices. Changes in the price of raw materials and fuel can increase the cost of making, manufacturing, packaging and shipping the Group’s products, which could have a negative impact on its margins or its ability to maintain competitive pricing.
While the Group aims to maintain multiple sources for its key raw materials, certain materials used in the production or distribution of its products are sourced from a limited number of suppliers and/or suppliers who are geographically concentrated, which may exacerbate potential disruptions or cost increases. Additionally, the key commodities that the Group sources are at risk of causing deforestation and biodiversity loss and can be associated with adverse working conditions. Increased government intervention and consumer or activist responses caused by increased focus on climate change, biodiversity, deforestation, water, human rights concerns and other similar issues could also increase raw material prices. For a further discussion of environmental and social issues related to the Group’s raw materials, see “— Environmental and Social Risks — The Group sources key commodities that are associated with the risk of causing deforestation, biodiversity loss and human rights violations in the value chain”.
The Group regularly assesses movements in raw material and energy prices and passes a portion of any cost increases to consumers where it is prudent to do so. However, competitive pressures and issues around consumer affordability may restrict the Group’s ability to pass cost increases on to consumers, in which case these increases will be absorbed by the Group. Competitive pressures may result in the Group increasing promotional offers and/or reducing prices, even in an environment of rising raw material and fuel costs. To the extent the Group is not able to increase prices to offset increased raw material or energy costs, either as a result of consumer sensitivity, competitive dynamics or otherwise, or if it is unable to do so in a time-efficient manner, the Group’s margins may be negatively impacted. Similarly, if the Group does pass cost increases to consumers through an increase in prices, this could have an impact on demand for its products, which can place downward pressure on revenue and sales growth. Because of the number of variables involved, it is not possible to quantify the impact of fluctuations in raw materials and energy prices on the Group. However, any of the factors described above could impact the Group’s results of operations, as well as its ability to invest in planned innovations or growth strategies.
The Group utilises hedging arrangements to manage fluctuating commodity, fuel and energy costs, which could have a negative impact on its financial performance
The Group has historically relied upon the Unilever Group to enter into forward purchase and hedging arrangements in an attempt to manage the costs of key raw materials, including dairy, cocoa and sugar, as well as to hedge movements in energy and fuel prices. Following the Reorganisation, the Group expects to enter into these arrangements on its own behalf. As at 31 December 2024, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €296 million, details of which can be found in “Note 14. Treasury Risk Management” of the Combined Carve-Out Financial Statements. There can be no guarantee that the Group’s efforts will be sufficient to protect the Group from significant or prolonged price volatility in these areas, or that the costs of these hedging arrangements will not outweigh the benefits. For example, the time period covered by a hedging arrangement may not match the time period covered by certain supply arrangements, meaning the protection that is provided by such hedging arrangements may be limited. Similarly, hedging arrangements expose the Group to the risk that raw material, energy and fuel prices may reduce in the future, at a time when the Group’s hedging arrangements have locked it into a higher price range for these inputs. Accordingly, while forward purchase contracts and other hedging arrangements are designed to protect the Group from significant price fluctuations in the supply chain, they can also have a negative impact on the Group’s margins and overall financial performance.
The Group may be unable to anticipate, interpret and successfully respond to changes in consumer preferences or trends, which may result in decreased demand for its products
The success of the Group depends, in part, on its ability to anticipate, identify, interpret and meet the tastes, dietary habits and other preferences of consumers, and to offer products that appeal to those preferences.
The Group markets products across a range of geographic markets, categories, demand moments and consumption occasions, each of which has its own prevailing tastes and preferences. As a result, the Group must be responsive to diverse consumer needs, including with respect to when and how consumers snack and their desire for premium or value offerings. If the Group is not able to effectively produce and market products that meet the desires of consumers in each of its markets, or if the Group is unable to develop products in faster-growing or more profitable categories, occasions and demand moments, its results of operations and competitive positioning may suffer. The Group’s success relies in part on managing this complexity to promote its products successfully and deliver them to consumers where and when they prefer to consume them.
Consumer preferences may also change from time to time for various reasons, including as a result of health and nutritional trends, such as an increased demand for dairy-free and/or low sugar options. The Group must successfully distinguish between short-term trends and fads, on the one hand, and long-term changes in consumer preferences, on the other. If the Group does not accurately predict long-term shifts in consumer preferences, or if it fails to introduce new and improved products to satisfy those preferences, this may have a negative impact on revenue and sales, and on the Group’s ability to meet its growth targets.
The Group’s advertising and marketing efforts could prove to be unsuccessful
The Group relies heavily on marketing and advertising to increase brand visibility with existing and potential consumers and invests a significant amount of resources in marketing and advertising activities, particularly the use of media.
As brand communication models continue to rapidly evolve and new platforms develop, the Group must continue to maintain and grow its presence across existing and new social media and digital communications platforms to advertise its products. The Group’s ability to invest the necessary amount of funds in, and deploy, the right product communications, both in terms of messaging content and medium, is critical to the continued strength of its brands and its business.
The Group’s marketing efforts, including those efforts which may seek to leverage the potential of emerging technology solutions, may be unsuccessful for a variety of reasons, including its inability to execute and implement its plans effectively, failure to prioritise and focus brand and marketing investment in the correct markets or in the right brands, consumption occasions, demand moments or price points, failure to successfully utilise data and analytics, failure to allocate appropriate resources to media in an efficient, cost-effective and competitive manner, inaccurate trend forecasting, ineffective or insufficient social media content and failure to appeal to shifting consumer sensibilities and preferences.
Demand for the Group’s products could decrease and its profitability could suffer if the Group fails to promote its product offerings successfully across product categories or reach consumers in an efficient manner. The high cost of media may also hinder the Group from sufficiently advertising its brands to consumers. Following the Demerger, the Group will no longer be able to leverage media buying volume from the Unilever Group, which is expected to increase media costs. This dis-synergy could reduce advertising reach, exacerbating demand challenges. If the Group is unable to effectively market its products, this would have a material adverse effect on revenue and growth prospects.
The Group’s market share and earnings could be adversely affected if it fails to compete effectively
The Group’s competitors operate in and across multiple geographies, and include national, regional and local retailers and manufacturers of ice cream, as well as a large number of relatively small, independently-owned ice cream retailers and grocery retailers that produce private-label ice cream products.
The Group competes primarily on the basis of brand recognition and loyalty, taste, quality, breadth of flavour selection, price, product size and format, as well as shelf space and placement, and promotional activities. Its competitors have in the past implemented, and may in the future implement, various strategies to increase their market positions, such as the launch of new products, discounted pricing and increased M&A activity. Successful innovation depends in part on the Group’s ability to respond to new product introductions and technological advances made by competitors. To maintain its competitive position, the Group expects to increase expenditures on media, advertising, promotions and trade spend, and introduce new products and product line extensions, which may require new production methods, technological improvements and new machinery. If the Group’s competitors produce new products or offer lower prices, new competitors enter the Group’s markets or the Group is unable to distribute its products through existing retailers, it may lose market share.
For example, in the United States, some physical retailers have expanded shelf space for certain formats and product sizes at the expense of shelf space for the large tub category, resulting in the intensification of competition in relevant formats. Competitors may also increase promotional spending in the future, requiring the Group to increase its marketing spend, which may impact profitability. Due to inherent risks in the marketplace associated with advertising and new product introductions, including uncertainties about trade and consumer acceptance, increased expenditures may not prove successful in maintaining or increasing the Group’s market share and could result in lower sales and profits.
Any of the foregoing could negatively impact the Group’s ability to compete effectively, harm its sales volumes and reduce profitability.
Changes in the retail landscape, and the actions of major retailers and buying groups, can adversely affect the Group’s business
The retail landscape in which the Group operates is continually evolving, including as a result of market consolidation, the growth of digital commerce and the rise of non-traditional grocers with business-to-consumer channels, which will require the Group to continue to adapt to evolving relationships with its existing retail customer base, and to establish relationships with new market entrants. Failure to do so may impact the Group’s ability to market and distribute its products effectively.
Some customers and retailers with which the Group partners to sell its products may seek to increase their own profitability through improved efficiency, lower pricing or increased use of promotional programmes, and will assert pressure on the Group to modify its pricing and promotional arrangements in support of these goals. If the Group is unable to use its scale, product innovation and category leadership positions to respond to the demands, its profitability or volume growth could be negatively impacted.
The retail industry is also impacted by the actions and increasing power of large retailers and buying alliances with increased purchasing power, particularly in Europe. Maintaining strong relationships with such retailers and buying alliances is crucial for ensuring that the Group’s brands are well-represented and available for purchase. In a similar vein, the success of the Group’s digital commerce activities depends on its ability to secure and maintain partnerships with key digital commerce retailers and platforms through which the Group sells its products.
The Group has relationships with most of the top five retailers in each of its key markets, including Walmart, Rewe, Tesco and Albertsons. It also maintains important relationships with digital commerce platforms such as Walmart, DoorDash, Uber Eats and Amazon, and with a number of buying alliances throughout Europe. While the Group’s business is not dependent on its relationship with any one of these parties, a failure to maintain strong relationships with these and other retailers, digital commerce platforms and buying alliances in the Group’s key markets may impact the availability of the Group’s products in such markets or the Group’s ability to secure favourable pricing and competitive trade terms. Any of the foregoing could have a material and adverse effect on the Group’s revenue and margins.
The Group regularly enters into licensing arrangements and strategic product partnerships which could prove to be unsuccessful or subject the Group to increased costs or liabilities
The Group grants third parties licences to use its trademarks, patents, designs and/or other proprietary rights in connection with the manufacture, sale or distribution of third-party products. Additionally, the Group develops strategic partnerships with third parties to license its products for use in certain markets to deliver co-branded product innovations. These partnerships are intended to expand the Group’s product portfolio, enhance its marketing efforts and drive increased sales. The Group intends to continue to seek out new value-accretive collaborations and partnerships in the future as part of its growth strategy. While no single licensing arrangement or strategic partnership is material to the Group, revenue from the sale of products that were subject to some form of licensing or strategic partnership arrangement accounted for approximately 10 per cent. of the Group’s revenue for FY2024.
The Group may not achieve the benefits expected from its current licensing arrangements, strategic partnerships or any future collaborations it enters into. In addition, the negotiation process for such arrangements or partnerships may be time-consuming and complex. Should the Group’s existing or new licensing strategic partnerships not be successful or not provide the volume of sales growth anticipated, the Group may be unable to recoup its investment or pursue alternative arrangements.

Such arrangements may also require the Group to comply with certain governance or business practice standards of its partners, which may be more onerous than its own. Additionally, when the Group grants licences to third parties, such parties must comply with the Group’s responsibility partner framework. Failure by either party to comply with, or complete required audits in respect of, such standards may lead to delays in product rollouts or otherwise impact the Group’s ability to obtain new, and maintain existing, licensing arrangements or strategic partnerships, while also leading to negative publicity. In addition, such agreements may be terminable by the Group’s partners, and the Group may not be able to adequately protect its rights under such arrangements. The Group is also subject to the risk that its partners may devote insufficient time and resource to collaborations, which could adversely impact the success of such collaborations.
Any of the foregoing could have a negative impact on the Group’s revenues and margins, and on its ability to fully realise its growth strategy.
The Group is dependent on its senior management and its ability to attract, develop and retain a skilled workforce is essential for the continued success of its business
The success of the business and the Group’s ability to execute its business strategy will depend on the efforts of the executive Directors and the Company’s broader senior management team (the “Senior Management Team”). In anticipation of the Demerger, the Group has made significant investments in senior leadership and restructured its management and rewards structures to more closely align with its needs as a stand-alone business. As a result of this investment and restructuring programme, over 85 per cent. of the Group’s top 100 leaders are relatively new to their roles. Significant leadership changes or senior management transitions of this nature involve risk, and if the Group is unable to effectively transition or retain these new leaders, or if some of these new leaders do not perform at the levels expected of them, it could hinder the Group’s strategic planning, business execution and future performance. Furthermore, if the Group’s relationship with one or more of the members of the Senior Management Team ends for any reason (which risk may be heightened for senior leaders who are new to their role), there is no assurance that it will be able to replace them in the short term with people of comparable experience and qualifications. Any material delay in replacing such individuals may have an adverse effect on the Group’s operations and the public perception of the strength of its business.
The Group is also dependent on its ability to attract, hire, develop, motivate and retain a diverse range of skilled employees across the network. The Group has historically faced high levels of competition for, and turnover of, frontline factory employees in certain markets, including in the United States, and these dynamics may continue both in the United States and other markets in which the Group operates. Employee shortages, increased costs associated with heightened competition for employees, or high employee turnover rates may cause the Group’s operating expenses to increase or impact its ability to execute its growth strategy.
The governance structure of Ben & Jerry’s may pose certain risks to the reputation and operations of the Group
Pursuant to the arrangements entered into in connection with the acquisition by Unilever of Ben & Jerry’s in 2000, Ben & Jerry’s, a wholly-owned indirect subsidiary of the Company, maintains a defined purpose board of directors comprising a majority of independent members (the “Ben & Jerry’s Board”).
The rights, powers and authorities of the Ben & Jerry’s Board are limited to those expressly granted to it in the arrangements and include: (i) having primary responsibility over “preserving and enhancing the objectives of the historical social mission” of Ben & Jerry’s; and (ii) having primary responsibility over “safeguarding the integrity of the essential elements of the Ben & Jerry’s brand-name”. Examples of the social mission priorities contemplated by these arrangements at the time of the acquisition included, amongst other things, “packaging improvement efforts” to “achieve a compostable pint”; creating a “sustainability ‘footprint’” to help protect the environment; opposing the use of growth hormones and genetically modified organisms; and donating to philanthropic causes. Although the Ben & Jerry’s social mission objectives have evolved and may evolve from time to time, the evolution must be consistent with Ben & Jerry’s historical social mission, as reflected in this list of priorities. Ben & Jerry’s retains primary responsibility for all other matters not related to these social mission priorities or expressly delegated to the Ben & Jerry’s Board, including the financial and operational aspects of the Ben & Jerry’s business.
Notwithstanding the limited responsibilities afforded to the Ben & Jerry’s Board, this unique governance structure introduces certain risks for the Group. There exists the potential for misalignment between decisions taken or public statements made by the Ben & Jerry’s Board, its members or others associated with Ben & Jerry’s (such as the co-founders of Ben & Jerry’s) and the decisions taken or public statements made by the Group, or the Group’s broader strategy and objectives. If the Ben & Jerry’s Board, its members or others associated with Ben & Jerry’s, individually or collectively, decide to pursue or promote certain social initiatives or causes (as they have done in the past), this may lead to increased costs, adverse publicity or legal or operational challenges for the Group. If these initiatives are perceived negatively by the public, they could result in reputational damage, consumer boycotts of products, investor claims or adverse shifts in consumer behaviour.
In addition to taking decisions or making public statements that are inconsistent with the Group’s strategy and objectives, the Ben & Jerry’s Board, its members or others associated with Ben & Jerry’s may also attempt to bring legal claims and make public statements against the Company or other members of the Group (as they have done against Unilever prior to the Demerger) where they may believe that the actions of the Company infringe on their primary responsibilities for the “social mission” or “essential integrity” of the Ben & Jerry’s brand. Such actions could similarly result in reputational damage, consumer boycotts of products, investor claims or adverse shifts in consumer behaviour.
In the latest case brought against Unilever, which is described in detail in “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings”, the independent directors of the Ben & Jerry’s Board have alleged (on behalf of the Ben & Jerry’s Board and Ben & Jerry’s itself) that Unilever and its wholly-owned subsidiary, Conopco, violated elements of the arrangements governing the relationship between Unilever and Ben & Jerry’s referenced above, as well as certain commitments made by Unilever in a settlement agreement entered into by the parties in 2022 to resolve an earlier lawsuit the Ben & Jerry’s Board brought against Conopco and Unilever (as well as an amendment to that settlement agreement) by (i) refusing to approve the release of certain statements the Ben & Jerry’s Board wished to make in 2023 and 2024 related to the conflict in the Middle East; (ii) withholding their consent to make donations in 2024 to two organisations — Jewish Voice for Peace and the Council on American-Islamic Relations selected by the Ben & Jerry’s Board; and (iii) failing to purchase Palestinian almonds and erecting extracontractual hurdles regarding the purchase of these almonds. They are also seeking a declaration that Unilever and Conopco: (a) impermissibly terminated the former CEO of Ben & Jerry’s; and (b) may not diminish the rights of the Ben & Jerry’s Board in connection with the separation of the Ice Cream Business which is the subject of this registration statement.
Prior to the Demerger, the Company, Unilever, Conopco and Ben & Jerry’s HoldCo (a wholly-owned subsidiary of the Company) entered into agreements pursuant to which (amongst other things): (i) all liabilities incurred by the Unilever group in connection with; and (ii) conduct in respect of, the litigation described above (together with other litigation that may be brought by the Ben & Jerry’s Board in the future) will be assumed by the Company and Ben & Jerry’s HoldCo. While the Group expects to incur costs and expend management time and resource in defending or settling the current case, it does not believe this case will have a significant impact on the Group’s financial position or profitability. If the Company is unsuccessful in defending any element of the case, however, this could encourage the independent members of the Ben & Jerry’s Board, or others associated with Ben & Jerry’s, to bring similar claims in the future, which could cause reputational damage to the Group and serve as an on-going distraction to the Group’s management team. Accordingly, the Group is taking a pro-active approach to finding common ground with the Ben & Jerry’s Board and its members to avoid future conflicts of the type that have arisen in the past. However, there is no guarantee this approach will be successful. As a result, there remains a risk that the statements and actions of the Ben & Jerry’s Board, its members or others associated with Ben & Jerry’s (including the co-founders of Ben & Jerry’s) could adversely impact the Group’s reputation, business, financial condition, and results of operations.
A significant interruption at one or more of the Group’s key manufacturing facilities could have a material adverse effect on its business, financial condition or results of operations
The Group owns and operates 30 manufacturing facilities, which are located across six continents. The Group is particularly reliant on certain of its facilities with greater capacities and/or geographical distribution capabilities. The Group’s manufacturing facilities are responsible for the vast majority of the products produced and distributed by the Group. The operation of these manufacturing facilities could be disrupted for many reasons, including natural hazards (such as earthquakes, extreme weather conditions and floods), water shortages, fires, service or supply disruptions, system failures, workforce actions, political instability and war, or other causes. Interruptions or a loss of operations at any of the Group’s key manufacturing facilities as set out in “Item 4.B. Business Overview — Manufacturing and Logistics”, even for a short period of time, could result in significant production and delivery delays, and in cases where production at a particular manufacturing facility is shut down in full, the elimination of the availability of some of the Group’s products in one or more geographies for a period of time. This could have a significant impact on sales volumes, while also impacting the reputation of the Group and its brands. While the Group may be able to rely on one or more of its other manufacturing facilities with sufficient capacity or capabilities to help alleviate issues caused by such disruptions, there may be significant cost and timing delays associated with the use of alternative manufacturing facilities, in particular where such facilities are located in different geographic regions, or where they are typically used for the production of a different suite of products.
In addition, the Group expects to continue to make investments to upgrade its facilities in order to improve production capabilities, increase production lines, enhance the quality of its products and increase the automation and cost-effectiveness. To the extent this investment involves the modification or replacement of existing facilities, this could also lead to manufacturing delays and service interruptions during the period over which work on a particular facility is carried out, which could also have a negative impact on delivery times, product availability and sales volumes.
The Group may encounter challenges in achieving the intended benefits from its supply chain transformation programme, which could affect the Group’s financial performance and its ability to achieve its strategic objectives
The Group is undertaking a comprehensive supply chain transformation programme aimed at addressing inefficiencies in its global supply chain which have historically contributed to higher logistics costs, inconsistent service levels and lower operating margins. Examples of issues that have arisen in the past include operational inefficiencies in the Group’s manufacturing facilities due to limited capital expenditure investments, ageing assets and high fixed costs, and a lack of integrated planning which led to unbalanced inventories. The programme is designed to reduce operating costs by modernising the Group’s assets, reducing overheads and implementing adaptive manufacturing systems to drive improved production capacity, tailor the Group’s distribution footprint to reflect changes in the markets it serves, address supplier concentration, streamline product route-to-market and address issues of over-capacity and under-capacity at certain of its manufacturing facilities.
The complexity of co-ordinating a comprehensive supply chain transformation programme across six continents involves substantial logistical challenges, such as technological integration issues, regulatory hurdles, construction delays, macro-economic or geopolitical issues in one or more jurisdictions where the programme is being implemented (including the imposition of tariffs or other trade restrictions), employee management issues and other related issues. These challenges could lead to service interruption, cost over-runs and delays in the implementation of the programme. They may also require additional investment in construction, technology, human resources and other areas which are beyond what was originally budgeted for the programme, and which could increase the Group’s capital expenditure and operating expenses over the short to medium term. As a result, the Group may be unable to realise the full benefits of this transformation programme in the timeframe anticipated and could experience short-term service disruptions while changes contemplated by the programme are implemented. The success of the programme could also be impacted by issues such as customer acceptance of certain ingredients, processes and packaging used in the production or distribution of the Group’s products. Furthermore, the supply chain transformation programme will continue to require substantial management focus and attention, which could divert management’s attention from other critical business areas, potentially disrupting operations and affecting customer relationships. Employee morale and productivity might also be negatively impacted, risking unwanted attrition which could further delay the realisation of expected benefits and cost savings. Such challenges could raise unanticipated expenses and impact the Group’s goal of achieving significant supply chain enhancements by 2028, which could in turn adversely affect financial performance and operational synergies.
If the Group is unable to manage its inventory forecasting systems and extensive cabinet network, its business, financial condition and results of operations may be materially and adversely affected
The Group is reliant on its inventory management systems in order to forecast its production requirements and to enhance the efficiency of its supply chain. Inventory forecasts enable the Group to meet its internal targets for operating working capital. Accurate forecasts of demand for the Group’s products are necessary to fulfil orders from customers in a timely manner and avoid issues of understocking or overstocking certain products, which could lead to reduced sales volumes or, in the case of over-production, an increase in product spoilage and a negative impact on margins.
The Group may face particular challenges in effectively managing its network of approximately three million freezer cabinets, including over 60,000 AI-equipped smart cabinets. Failure to manage the timely and accurate stocking of its freezer cabinets, including as a result of inadequate algorithms, could also result in understocking or overstocking, leading to missed sales opportunities and customer dissatisfaction on the one hand, and the risk of product spoilage on the other. Additionally, failure to place cabinets correctly may necessitate costly adjustments to ensure accessibility and efficient use, any of which could reduce the Group’s sales volume and increase operating expenses.
Product recalls or other issues or concerns with respect to product quality and safety can adversely impact the Group’s business
The Group has in the past recalled, and could in the future recall, products due to product quality or safety issues, including actual or alleged mislabelling, misbranding, spoilage, undeclared allergens, adulteration or contamination. In the past three years, the Group has voluntarily issued four public product recalls which related to cross-packing, foreign bodies, incorrect language on labels and an undeclared allergen. While none of these product recalls had a material impact on the Group’s business, reputation or results of operations, a widespread product recall in the future that relates to a matter of particular public concern, or that requires the Group to take significant action to remedy, could have a significant impact on the Group. For example, a widespread product recall that requires the Group to close one or more of its key manufacturing facilities (even temporarily), to implement significant cleaning or other remediating actions, or to seek alternative sources of supply of its raw materials, could result in adverse publicity, reduce customer confidence and demand for the Group’s products, cause production and delivery disruptions, result in increased costs and damage the Group’s reputation. The Group may also be subject to liability, including litigation or fines, if the products which are the subject of such a recall violate applicable laws or regulations, or in the event they cause injury, illness or death.
Additionally, food safety, traceability (including in respect of product origins, ingredients and their attributes, through all stages of production, processing and distribution), hygiene and the perception by customers that products are safe are key to the reputation of the Group’s brands. The Group is susceptible to local, national and international food contamination, allergy incident or other health and safety issues affecting its products. Such incidents, whether or not they lead to a product recall, could affect consumer confidence and preferences, resulting in reduced purchase of products, or increased costs for the Group.
In addition to product recalls, a significant product liability or other legal judgment or a related regulatory enforcement action against the Group may adversely impact its reputation and profitability. Even if a product liability claim is unsuccessful or is without merit, any perception or allegation of failure to maintain adequate oversight over product quality or safety can result in litigation, government investigations or inquiries or civil or criminal proceedings, all of which may result in fines, penalties, damages or criminal liability. In addition, the Group’s insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or all types of claims that arise from an incident, or the resulting damage to its reputation or brands.
Prolonged negative perceptions concerning health implications of ice cream could lead to an increase in regulation of the food industry or influence consumer preferences, which may adversely impact the Group’s brands, reputation and results of operations
The ice cream industry as a whole is faced with the global challenge of rapidly rising obesity levels. While the Group makes its products available in a range of sizes and varieties designed to meet all needs and health preferences, it is nonetheless subject to the risk of governments taking action that is detrimental to the ice cream industry as a whole. For example, governments in the markets where the Group sells its products may levy additional taxes on products with relatively high calories, sugar, fat content or salt levels or restrictions on ultra-processed foods, or restrict the advertising of products of this type. For example, in 2023, the United Kingdom restricted promotion and in-store placement of high-in-fat, sugar or salt products and in 2024, the state of California enacted a regulation banning artificial colours in products sold in public schools, effective from 2027. Additionally, the Group may be subject to initiatives that limit or prohibit the marketing and advertising of its products. The imposition of new taxes or limitations on the marketing or sale of the Group’s products may reduce overall consumption, lead to negative publicity, or leave consumers with the perception that the Group’s products do not meet their health and wellness needs, resulting in an adverse effect on the Group’s business, financial condition and results of operations.
Even absent additional regulation, consumers may change their purchasing or consumption habits in response to perceived health concerns. The rise of medical treatments such as prescription weight loss drugs, such as Glucagon-like peptide-1 agonists in the United States and Europe, which may reduce appetite, may also lead to changes in consumption habits and a decrease in average consumption of ice cream, which could lead to a decrease in sales volume in relevant markets.
Any of these dynamics could have an adverse effect on the Group’s brands, reputation and sales.
Adverse political and economic conditions, including sustained recessionary or inflationary conditions, in the countries in which the Group operates may materially and adversely impact its business, financial condition or results of operations
By virtue of its global footprint, the Group’s operations and financial performance are impacted by worldwide geopolitical and economic conditions which may be difficult to predict. Political crises, such as war, social upheaval or unforeseen incidents, can disrupt the Group’s or its suppliers’ and customers’ operations, cause raw material price or fuel volatility, increase the difficulty and cost of transporting supplies and products, and ultimately affect the Group’s operating margins and profitability. For example, ongoing conflicts in Ukraine and the Middle East have intensified market volatility for energy and fuel, impacting the Group’s distribution costs in Europe. Further hikes in energy costs or other disturbances from broader geopolitical conflicts may further impact the Group’s financial performance, or otherwise cause interruptions to the Group’s operations.
Additionally, the imposition of new or increased tariffs or trade restrictions on the Group’s sales or imports (including those that may affect its sourcing operations and the availability of raw materials and commodities) may increase its cost of goods sold. Supply chain disruptions and delays as a result of any new tariff policies or trade restrictions could also negatively impact the Group’s cost of materials and production processes. If geopolitical tensions and trade controls were to increase or disrupt the Group’s business in markets where it has significant sales or operations, including disruptions due to governmental responses to such conflicts (such as the imposition of sanctions, export controls or retaliatory tariffs), such disruptions could adversely impact the Group’s business, financial condition, results of operations and cash flows.
More broadly, adverse economic conditions, such as elevated interest rates, inflationary or recessionary conditions, unemployment levels and other factors influencing consumer spending could reduce demand for the Group’s products or limit its ability to increase or maintain its prices. Such conditions may also harm the Group’s third-party suppliers’ financial performance, negatively impact the ability of the Group’s customers to timely pay their obligations or reduce the Group’s access to capital. While no individual factor discussed in this risk factor has had a material impact on the Group in the past, a combination of the political and macro-economic issues described herein could cause interruptions to the Group’s business or lead to an increase in costs or a decrease in revenue in certain markets in the future.
The Group’s business is seasonal and adverse weather conditions during its peak sales season could have a negative impact on its monthly financial performance
The ice cream business is predictably seasonal, with the months of May to September representing the peak selling season in the Northern Hemisphere. Weather conditions, which may be partially caused or exacerbated by climate change, during the peak season can have a disproportionate impact on the Group’s results of operations within the year, with unseasonably cool or wet weather adversely affecting monthly sales volumes, profits and cash flows. For example, unseasonably low temperatures and higher-than-usual rainfall had a negative impact on the Group’s sales volumes across Europe in the second and third quarter of 2023.
The Group’s business operations could be disrupted if its and/or Unilever’s IT systems and software fail to perform adequately
The Group depends on accurate, timely information and numerical data from key software applications to enable day-to-day decision-making and operate its key business functions, including its supply chain management, product manufacturing and distribution and order processing for a large part of its business operations. Increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable information technology (“IT”) systems and infrastructure.
Unilever will continue to provide the Group with various IT-dependent services pursuant to the GTSA for a maximum period of 30 months from 1 July 2025. The IT infrastructure on which the Group depends, whether provided by Unilever or otherwise, may be exposed to outages due to fire, floods, acts of war or terrorism, cyber-attack, power loss, industrial action and other similar events. If Unilever is unable to maintain its IT infrastructure during the period of the GTSA, or if the Group is unable to do so in the future, one or more of the Group’s businesses may experience a disruption to, or shutdown of, its systems. Additionally, the IT operations Unilever provides are, and the Group expects its IT operations in the future to be, largely managed through third-party suppliers. Disruptions caused by failures of key software applications, underlying equipment or communication networks, or as a result of any failures in the operations of such third-party suppliers, for whatever reason, could delay day-to-day decision-making, payment processes, manufacturing processes and product deliveries, and could lead to severe damage, including significant financial loss, a need for additional investment, as well as contractual or reputational performance degradation. Moreover, restoring or recreating information that has been lost could be costly, difficult or even impossible. Any such failure of the IT systems on which the Group depends could result in the loss of sales and customers, causing its business or results of operations to suffer. See “— Risks Relating to the Demerger — As the Group establishes its own core IT environment and transitions its data to its own systems, it may incur substantial additional costs and may suffer temporarily reduced quality of IT services or temporary business interruptions”.
Security breaches and attacks against the Group’s and/or Unilever’s technology systems could damage the Group’s reputation and expose it to litigation or regulatory action
Many of the IT systems on which the Group relies, including those provided by Unilever under relevant transitional service arrangements, contain personal, financial or other information pertaining to its suppliers, customers, consumers and employees. These systems also contain proprietary and other confidential information related to the Group’s business, such as business plans, product innovation and designs, and sensitive contractual information.
Similar to many of its competitors, the Unilever Group has been subject to attempts to compromise its IT systems. The techniques and sophistication used to conduct cyber-attacks, as well as the sources and targets of these attacks, change frequently and are often not recognised until such attacks are launched or have been in place for a period of time. The Group incurs, and expects to continue to incur, substantial expense to protect itself against security breaches and their consequences. However, there can be no guarantee that such investments will meaningfully limit the success of future attempts to breach its IT systems.
To the extent the Group’s systems, or the systems of third parties upon which the Group relies, are subject to a substantial interruption or security breach, the Group may incur significant losses and may face litigation and/or regulatory fines, which may be substantial, and may not be fully covered by insurance. Such security breaches could also result in a violation of applicable data privacy legislation, such as the European Union’s General Data Protection Regulation (“GDPR”) and similar legislation in other regions, which could subject the Group to additional fines, litigation and investigations. A significant breach could also damage the Group’s reputation, adversely affecting the value of its brands and the demand for its products. For further detail, see “— Risks Relating to the Group’s Legal and Regulatory Environment — If the Group fails to comply with personal data protection laws it could be subject to adverse publicity, regulatory action and/or private litigation, which could negatively affect its business, financial condition and results of operations”.
Currency fluctuations could adversely impact the financial condition of the Group
Operating internationally involves exposure to movements in currency exchange rates. In particular, the Group is exposed to currency transaction risk in relation to its purchases of raw and product packaging materials whose price may be denominated in, or pegged to, a different currency from the currency earned by the Group on the sales of its products in different geographies.
Additionally, while the Group’s reporting currency is the euro, a significant portion of its assets, liabilities, expenses and revenue are denominated in currencies other than euro, in particular US dollars. Assets, liabilities, expenses and revenue are translated into euro at the applicable exchange rates to prepare the Group’s Financial Statements. Substantial fluctuations in the value of the euro compared to these other currencies (in particular the US dollar) could have a significant effect on the Group’s financial condition and results of operations.
Currencies in several of the markets in which the Group operates have been subject to significant volatility, hyperinflation and/or devaluation in recent years. For example, the Turkish economy has been designated hyperinflationary since 1 July 2022. Turkey is the Group’s largest market by revenue in its Rest of the World (“RoW”) segment, and consequently the Group is required to apply IAS 29 Financial Reporting in Hyperinflationary Economies to all entities whose functional currency is Turkish lira. For FY2023 and FY2022, the Group recognised a €10 million and €2 million net monetary loss, respectively, as a result of the application of IAS 29.
While the Group has strategies to manage foreign currency fluctuations, including the use of currency hedging arrangements as described in “Note 14. Treasury Risk Management” of the Combined Carve-Out Financial Statements, there is no guarantee such strategies will be sufficient in the future, particularly in the event of global and local market volatility, as a result of which the Group’s results of operations could be materially and adversely impacted. For more information on the impact of exchange rate fluctuations in the Group’s key markets, see “Item 5. Operating and Financial Review — 5.A. Operating Results — Results of Geographical Operating Segments — Reconciliation of Non-IFRS Financial Measures”.
Labour disputes could have a material adverse impact on the Group’s business, financial condition or results of operations
The Group may become subject to strikes, work stoppages or other types of labour disputes with its employees in one or more of its major markets or at one or more of its manufacturing facilities. A widespread strike in one or more major markets or at one of the Group’s manufacturing facilities, particularly during its peak selling season or at a factory where products are manufactured for one or more specific markets and there is no readily available substitute factory for such products or markets, could have a significant impact on the operation of the Group’s business and jeopardise its ability to meet its product delivery or service obligations to its customers. Efforts to avert such action through negotiation with groups of employees or unions in the Group’s major markets or manufacturing facilities could result in higher personnel costs, and also divert the time and energy of the Senior Management Team away from routine operational priorities. The Group may also be subject to general country strikes or work stoppages unrelated to its business. For example, strikes by transport workers could result in operational delays or other adverse impacts on production, while strikes or work stoppages at the Group’s suppliers or customers could also impact its supply chain and sales channels, which could have a negative impact on sales volumes and cost of sales.
Failure to maintain satisfactory credit ratings could adversely affect the Group’s liquidity, capital position, borrowing costs and access to capital markets
The Group expects that credit rating agencies will routinely evaluate their ratings of its long-term and short-term debt, which will be based on a number of factors. Whether as a result of its own actions or factors which are beyond the Group’s control, any actual or anticipated changes or downgrades of the Group’s credit rating by a credit rating agency (including any announcement that its ratings are under review for a downgrade) could adversely affect the Group’s liquidity, capital position, borrowing costs, access to capital markets or require the posting of additional collateral under the Group’s derivative contracts.
The Group’s ability to comply with the terms of its debt facilities may be impacted by events beyond the Group’s control
In connection with the Reorganisation and Demerger, the Group has entered into a series of borrowing arrangements with unaffiliated third-party lenders, including: (i) three term loan facilities with a total commitment of €4 billion; and (ii) a revolving credit facility with a total commitment of €1 billion, each as described in “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness”. The Group may in the future enter into additional borrowing arrangements with bank lenders or raise debt finance in the international capital markets or through the establishment of a commercial paper programme. Failure to comply with the terms of the Group’s debt finance arrangements could result in a default under those arrangements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these arrangements and to foreclose upon any collateral securing the debt. This could lead to a downgrade in the Group’s credit rating and make it more difficult to access debt finance on favourable terms in the future, which would have a negative impact on the Group’s liquidity and on its ability to pursue its growth strategy.
Impairment of the Group’s goodwill and other intangible assets would result in a reduction in net income
As of 31 December 2024, the Group had €1.4 billion of goodwill, trademarks, software and other intangible assets, which are periodically evaluated for impairment in accordance with current accounting standards. The Group may confront events and circumstances that can lead to an impairment charge, including macroeconomic industry and market conditions, significant adverse shifts in its operating environment or the manner in which an asset is used, pending litigation or other regulatory matters and current or forecasted reductions in net sales, operating income or cash flows associated with the use of an asset. Impairment charges have resulted, and may in the future result, in a reduction in net income.
The Group’s insurance coverage may not be sufficient
The Group maintains insurance of the types and in the amounts it believes are commercially reasonable based on its business and organisation as well as the practice of other actors in its industry. In particular, the Group maintains directors’ and officers’ insurance, workers’ compensation insurance, public and product liability insurance, business interruption insurance, cyber insurance, travel insurance and property insurance as well as certain other insurances as deemed appropriate by the Group.
The Group’s insurance coverage may be insufficient to protect against all losses and costs stemming from operational failures and the Group cannot be certain that such insurance will continue to be available on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. Moreover, insurers may default on claims they are required to pay. The successful assertion of one or more large claims against the Group that exceeds available insurance coverage, or the occurrence of changes in the Group’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on the Group’s margins.
Environmental and Social Risks
The physical impacts of climate change may disrupt the Group’s operations and/or reduce consumer demand for its products
The Group’s operations, workforce and supply chain may be exposed to climate change, particularly changes in the frequency, intensity and/or duration of adverse weather conditions, including storms, drought, flooding, wildfire, other extreme weather events and patterns, and water shortages. Climate change, including natural disasters, extreme weather conditions, and sustained increase in temperatures could pose physical risks to the Group’s facilities resulting in impairment or disruption to its manufacturing and distribution network, disruption to its supply chain (causing delays, shortages or increased prices with respect to sourcing commodities) or changes in demand for its products.
Climate change, and the increased incidence of adverse weather and environmental conditions that result from it, can therefore increase costs for consumers and reduce availability of the Group’s products, both of which could have a negative impact on its earnings and growth prospects. For a discussion of how climate change may impact commodity prices, see “— Volatility in the cost of raw materials and energy may adversely affect the Group’s business, financial condition or results of operations”.
The Group sources key commodities that are associated with the risk of causing deforestation, biodiversity loss and human rights violations in the value chain
The Group directly or indirectly sources certain key commodities, including cocoa, palm oil and soy (which is used to feed cattle), that form part of its supply chain. These commodities are associated with the risk of causing deforestation and biodiversity loss, and can be associated with human rights violations, such as child labour and/or adverse working conditions in the Group’s supply chain. These risks are most likely to arise in the regions/jurisdictions that the Group sources from the most, such as Madagascar in relation to vanilla and

Côte d’Ivoire in relation to cocoa. To the extent the Group’s actions, or indeed those of its supply chain partners, contribute to (or are perceived to contribute to) these issues, this can lead to negative public attention and scrutiny which can cause reputational harm, as well as legal claims from individuals or regulatory authorities leading to financial penalties, fines and potential prosecution for violation of applicable laws and regulations. In addition, this can lead to regulatory intervention aimed at curbing the production of certain raw materials in certain regions and to a negative effect on ecosystem services potentially impacting yields, which could cause interruptions to the Group’s supply chain. This could lead to increased costs, delays in obtaining necessary raw materials and other operational issues. All of these issues could have a significant impact on the Group’s margins, profitability, competitive position and growth prospects.
The Group is subject to changes in environmental regulations, which could impact its margins
The Group is subject to increased focus by federal, state and local regulatory and legislative bodies globally regarding environmental policies relating to climate change, greenhouse gas (“GHG”) emissions (including carbon pricing or a carbon tax), energy consumption, ESG reporting obligations and other sustainability matters (such as single-use plastics and deforestation). New legal and regulatory requirements have increased, and could continue to increase, the Group’s operating costs for key inputs such as energy or packaging through taxes or regulations, including taxes on specific packaging material types. Increasing regulation of carbon taxes could also substantially increase the Group’s product supply chain and distribution costs. In addition, the Group may be subject to fines under the EU’s Green Claims Directive if its products do not meet the required environmental labelling standards.
Even if the Group makes changes to align with such legal or regulatory requirements, it may still be subject to significant penalties or potential litigation if such laws and regulations are interpreted and applied in a manner inconsistent with the Group’s practices. Additionally, the Group might not effectively address increased attention from the media, holders of shares (“Shareholders”), activists and other stakeholders on climate change and related environmental sustainability and social matters, including deforestation, biodiversity, land use, water use, packaging (including plastic) and human rights concerns and its reputation and competitive positioning may be harmed.
Increasing concerns about the environmental impact of plastic waste could result in reduced demand for the Group’s products and increased production and distribution costs
There are increasing concerns among consumers, governments and other stakeholders about the damaging impact of the proliferation and accumulation of plastic waste in the environment, particularly in the world’s waterways, lakes and oceans. The Group uses a significant amount of plastic to package its products which, while largely recyclable, may not be regularly recovered and recycled, including as a result of lack of collection and recycling infrastructure, low economic value or consumer recycling habits. If the Group does not, or is perceived not to, act responsibly to address plastic materials recoverability and recycling concerns, its corporate image and brand reputation could be damaged, which may cause consumers to reduce or discontinue consumption of some of its products. In addition, in response to environmental concerns, governmental entities around the world have adopted or are considering adopting regulations and policies, including single-use plastic bans and other plastic taxes, designed to mandate or encourage plastic packaging waste reduction and an increase of recycling rates or, in some cases, restricting or even prohibiting the use of plastic containers or packaging materials.
Both consumer and customer responses to the environmental impact of plastic waste and emerging regulation by governments to tax or ban the use of certain plastics require the Group to find solutions to reduce the amount of plastic it uses; increase recycling post-consumer use; and source recycled plastic for use in its packaging. At this stage, the Company’s approach is to respond to regulatory requirements applicable to plastic packaging on a market-by-market basis, given the fragmented regulation in this area. Further policies may be developed as necessary. The Group also depends on the work of its industry partners to create and improve recycling infrastructures throughout the world. In addition to the risk of being unable to find appropriate replacement materials, the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future due to high demand, and this could impact the Group’s business performance. The Group could also be exposed to higher costs as a result of taxes or fines if it is unable to comply with plastic regulations, which would further impact its profitability and reputation.

Risks Relating to the Group’s Legal and Regulatory Environment
The Group is required to comply with numerous, complex, constantly evolving legal and regulatory requirements in multiple jurisdictions, and could suffer financial, operational or reputational loss due to non-compliance
The Group operates in 80 countries around the world, by virtue of which the Group is subject to complex, overlapping and rapidly evolving laws, regulations and licensing requirements, including in relation to product composition, manufacturing, storage, handling, packaging, labelling, advertising, employment and occupational health and safety, environmental and social (including human rights, labour practices and environmental impacts) and governance matters and reporting. Such laws may vary significantly from jurisdiction to jurisdiction, and are subject to continual changes in scope, breadth and interpretation.
The Group is also required to maintain various approvals, licences and permits in accordance with the relevant laws and regulations in jurisdictions in which it operates.
By way of example, the Group is subject to extensive food safety regulations and is subject to governmental food processing controls in each of the countries in which it operates, including Regulation EC/178/2002 for European Union Member States, the Food, Drug, and Cosmetic Act (US), Codex Alimentarius (international standard) and the ASEAN Food Safety Regulatory Framework. The Group is also regularly inspected by various national and local regulatory authorities, including food safety authorities, with the frequency and intensity often based on a risk assessment of the Group’s production processes.
The Group is also subject to extensive advertising and marketing regulations in each of its markets, including national advertising and marketing regulations that are aligned to the ICC Code of Advertising Practices, and European regulations on trade and marketing applicable to the ice cream industry, such as Regulation (EU) No 1151/2012 and Directive 2005/29/EC which bans misleading claims regarding ingredients, production methods or health benefits of certain foods.
Additionally, the Group is also subject to environmental and health and safety regulations, plastics and packaging regulations, and sustainability reporting obligations. Environmental and health and safety regulations include the Health and Safety at Work Act 1974 and the Control of Major Accident Hazards Regulations 2015 in the UK; Regulation EC 1907/2006 for Registration, Evaluation, Authorisation and Restriction of Chemicals and Industrial Emissions Directive in Europe; and the Clean Air Act and the Occupational Safety and Health Act in the United States and govern, among other things, air emissions and the discharge of wastewater and other pollutants, the handling and disposal of hazardous materials, and the cleanup of contamination in the environment. A more detailed discussion of the regulations to which the Group is subject is set out in “Item 4. Information on the Company — 4.B. Business Overview — Regulatory Overview”.
Taken together, the universe of regulations to which the Group is subject gives rise to risks for the Group. Failure to comply with applicable legislation or regulation in the Group’s key markets, including with respect to required approvals, licences or permits, may impact the Group’s ability to operate its business in that market, or damage its reputation, and expose it to potential fines, damages, injunctions, product recalls or criminal sanctions. Furthermore, existing regulations are subject to change, which could lead to increasing compliance costs for the Group as it adapts its business to ensure ongoing compliance with changes in regulation, or delay or prevent the execution of its strategic plans or increase the cost of implementing such plans.
Failure to obtain, maintain or successfully enforce its IP or rights to confidential information, or claims of infringement by third parties, could materially and adversely impact the Group’s business
The Group’s most material IP assets are its brands, in particular Ben & Jerry’s, Cornetto, Magnum and The Heartbrand, which are wholly owned by the Group. The protection of the Group’s IP rights in relation to these brands is critical to its business. In addition, the Group relies on trademarks, trade names, domain names, copyrights, design rights, patents, trade secrets, know-how, confidential information and other IP rights, and agreements with its employees, customers, suppliers and other parties, to protect its extensive portfolio of brands, products, packaging, manufacturing processes and other technologies. If the Group fails to obtain and maintain sufficient IP and confidential information protection for its current and future products and technologies or is unable to enforce such protections against third parties, its business could be materially and adversely affected.
As the Group continues to expand its product portfolio, it expects to file additional applications for new IP rights. Such applications may not be successful, and the Group may be required to pursue lengthy and expensive processes in an attempt to obtain such rights. If the Group is unable to protect its new or existing IP rights, its competitors may be able to utilise its proprietary designs, technologies and innovations, materially impacting the Group’s competitiveness. In addition, the Group may be subject to claims and other legal proceedings against it by competitors claiming infringement or other violation of their IP rights. Such litigation is complex and expensive, and outcomes are difficult to predict. As a result of such claims, the Group may be subject to damages, costs and other financial remedies and liabilities, and be required to seek licences from third parties, which may not be available on satisfactory terms or at all. The Group may also be subject to injunctions which require the Group to stop selling certain products or using certain technologies, which could have a material adverse effect on the Group’s revenue and ability to grow the business.
The Group could be subject to adverse tax rulings and to changes in tax laws, regulations and interpretations
Tax laws and regulations are complex and subject to varying interpretations, and the Group is subject to regular review and audit by the tax authorities in the jurisdictions in which it operates. In addition, the determination of the Group’s income tax provisions and other tax liabilities requires significant judgement, and there are many transactions and calculations, including in respect of intragroup transactions, where the ultimate tax determination is uncertain. Any adverse outcome of a tax review or audit, or a disagreement by a relevant tax authority in relation to judgements taken by the Group, could result in additional tax payments or penalties, which could be significant. For example, the Group is currently subject to a number of pending tax assessment matters, particularly in Brazil, where such assessments can result in significant losses. In FY2024, the Group disclosed a contingent liability of €98 million related to its ongoing tax assessments in Brazil. There also remains the possibility of further material tax assessments related to the same matter for periods not yet assessed. Although the Group believes that the judgements and determinations it makes relating to its tax position are reasonable, disagreements with tax authorities could materially affect the Group’s results of operations in the periods for which such judgements and determinations are made.
In addition, tax is a complex and evolving area where laws and regulations are changing regularly, leading to the risk of unexpected tax exposure. For example, multi-jurisdictional legislative changes continue to be enacted in response to the guidelines provided by the Organisation for Economic Co-operation and Development to address base erosion and profit shifting, including the enactment of a global minimum tax — “Pillar Two” — in each EU member state, the UK and multiple other jurisdictions in which the Group operates. The UK and the EU are considering further potential tax reform — for example, the proposed reform of UK law in relation to transfer pricing, permanent establishment and diverted profits tax.
Furthermore, US tax authorities continue to issue various forms of guidance, including notices of proposed rulemaking and United States Treasury regulations, implementing and clarifying aspects of significant reforms to the United States Internal Revenue Code introduced under the 2017 Tax Cuts and Jobs Act, the 2022 Inflation Reduction Act and the 2025 “One Big Beautiful Bill Act”.
Taken together, adverse tax rulings and changes in tax laws, regulations and interpretations could increase tax uncertainty, increase the Group’s effective tax rate and lead to the imposition of fines and penalties.
The Group may be exposed to risks in relation to compliance with anti-corruption, economic sanctions and other laws and regulations in the jurisdictions where it conducts its business
The Group is required to comply with the laws and regulations of the various jurisdictions in which it conducts its business. This may expose it to risks in relation to compliance with anti-corruption, economic sanctions and other laws and regulations, including, but not limited to, the Dutch Criminal Code (Wetboek van Strafrecht), the US Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010, and economic sanctions programmes, including those administered by the United Nations, the European Union and the Office of Foreign Assets Control in the United States. Violations of applicable anti-corruption and economic sanctions laws and regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licences, as well as criminal fines and imprisonment. In addition, any major violations could have an impact on the Group’s reputation and consequently on its ability to win future business.
If the Group fails to comply with personal data protection laws it could be subject to adverse publicity, regulatory action and/or private litigation, which could negatively affect its business, financial condition and results of operations
In the ordinary course of the Group’s business, it receives, processes, transmits and stores information relating to identifiable individuals (“personal data”), such as consumers, customers/distributors, vendors, employees and job applicants, site visitors, and website/app users. This includes identification and contact details, behavioural and transactional data, employment and compliance records, biometric and CCTV data, and information related to complaints, recalls, and legal obligations. Consequently, the Group is subject to complex and evolving laws, rules, regulations, orders and directives relating to the collection, use, retention, security, processing and transfer of personally identifiable information across multiple jurisdictions. In particular, the processing of personal data is regulated in the United Kingdom and the European Union by the GDPR and in the United States by the California Consumer Privacy Act, among others.
Failure to comply with any of these laws or regulations may increase the Group’s costs, subject it to expensive and disruptive government investigations, result in substantial fines or result in lawsuits and claims against the Group to the extent these laws include a private right of action. For example, GDPR imposes stringent data protection obligations that can result in high compliance burdens, including that the Group demonstrate its compliance with data protection principles. GDPR imposes potential fines of up to the higher of €20 million or 4 per cent. of global annual net revenue and confers a private right of action on certain individuals and associations. Compliance with GDPR and other applicable international privacy, cybersecurity and related laws can be costly and time consuming. Any changes to laws and the introduction of such laws in other jurisdictions may subject the Group to, among other things, additional costs and expenses, and has required and may in the future require costly changes to the Group’s business practices and security systems, policies, procedures and practices. Data privacy laws may also be inconsistent from jurisdiction to jurisdiction. There can be no assurance that the Group’s security controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures and practices the Group has implemented or may implement in the future will prevent the improper disclosure of personal data. Improper disclosure of personal data could harm the Group’s reputation, result in a violation of applicable privacy and other laws, and subject the Group to private consumer, business partner, or litigation and governmental investigations and proceedings, any of which could result in the Group being exposed to material civil or criminal liability.
The Group is subject to risks associated with the enforcement of antitrust and competition laws
The Group is subject to various antitrust and competition rules and regulations in the countries in which it operates. These laws and regulations evolve and change, and their interpretation, application and enforcement can also change, be unpredictable or be affected by changing political or social pressures.
The Group’s business activities have been, and may in the future be, subject to investigations, regulatory actions or inquiries involving alleged violations of antitrust and competition laws, certain of which remain ongoing. The most material ongoing anti-trust and competition law disputes to which the Group is subject are set out below:
•
in December 2017, the AGCM fined Unilever Italia MKT Operations S.R.L (the business of which now forms part of the Group) €60.7 million for alleged imposition of exclusivity and abuse of dominant position. The Italian Council of State (Consiglio di Stato) upheld the fine. The fine was paid in 2018 and an appeal to the Italian Cassation Court (Corte di Cassazione) is ongoing. A decision is expected in 2025 or 2026; and

•
in March 2021, the Turkish Competition Authority (Rekabet Kurumu, the “RK”) fined Unilever Sanayi ve Ticaret Türk A.Ş. (which is now part of the Group) TRY 360 million for allegedly establishing exclusivity obligations and offering allegedly abusive rebates. The RK also imposed a “Cooler Rule Obligation” whereby outlets with an indoor commercial surface of less than or equal to 100m² with no non-Unilever freezer cabinet available to consumers can decide to leave 30 per cent. of the Unilever freezer cabinet space available for competitor products. This case is the subject of an appeal petition before the Regional Administrative Court and a decision is expected in 2025 or 2026.
A successful antitrust/competition law challenge against the Group could result in the imposition of significant fines by one or more authorities, and/or in decisions preventing the Group from further expanding its business, and/or third parties (such as competitors and customers) initiating civil litigation claiming damages caused by anticompetitive practices. Further, if one jurisdiction imposes or proposes to impose new requirements or restrictions on the Group’s business, other jurisdictions may follow. Rulings by government agencies and courts on antitrust/competition matters, whether or not valid or subject to appeal, could result in civil penalties, regulatory fines, mitigation or significant capital expenditures or could require changes in the Group’s business practices, which could have a material adverse effect on the Group’s business, financial condition and results of operations.
If the above or any currently unknown lawsuits or investigations relating to violations of antitrust and competition laws are decided unfavourably for the Group, its business, financial condition and results of operations could materially suffer.
Litigation, disputes and regulatory investigations may materially and adversely affect the Group’s business, financial condition, results of operations and prospects
The Group’s business activities are, and may in the future be, subject to legal proceedings, disputes and regulatory and governmental investigations in various contexts, including consumer fraud actions, competitor and regulatory challenges to product and marketing claims, competition law investigations, product liability and quality claims, human resources claims, contractual disputes and other disputes or claims arising in the ordinary course of its business operations. These legal actions, disputes and investigations may relate to aspects of the Group’s businesses and operations that are specific to the Group, or that are common to companies that operate in the Group’s markets, and this risk may be enhanced in circumstances where the Group is operating in new markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by the Group, and may be class actions.
Although the Group has developed and implemented a set of standards, controls, and policies and procedures that are tailored to the specific requirements of the Group and the regulatory regimes of the jurisdictions in which it operates, there is no guarantee that those standards, controls, and policies and procedures will totally shield the Group from liability, and the Group remains exposed to the risk of potential civil and/or criminal actions leading to damages, fines and sanctions. For example, the risk of consumer fraud class actions, competitor, regulatory and governmental challenges to product and marketing claims, and product liability lawsuits remains significant. Governmental agencies such as the United States Federal Trade Commission (the “FTC”) are very active in oversight of consumer products as they seek to prevent consumer fraud. The FTC may have changing enforcement priorities in this area, for example, the use of expert endorsements/testimonials and environmental marketing claims. Consumer fraud actions, and competitor, regulatory and governmental challenges to product and marketing claims, and class-action lawsuits affecting the Group have the potential to do significant damage to the Group’s reputation and materially and adversely affect the results of its operations and financial condition.
Given the large or indeterminate amounts of damages sometimes sought by claimants, other sanctions that might be imposed (including the Group no longer being able to use key claims) and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome to any litigation, dispute, government or regulatory investigation could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. For more information on the legal proceedings to which the Group has been subject, see “Item 8. Financial Information  — 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings”.
If the Company loses its status as a “foreign private issuer” under the US federal securities laws, it will incur significant costs and require significant management resource in order to comply with the US rules applicable to a “US domestic” issuer
As a foreign private issuer, the Company will be permitted to follow certain home country corporate governance practices instead of those otherwise required by the NYSE for US domestic issuers. For instance, the Company may follow Dutch home country practices with respect to, among other things, composition and function of the committees of its Board, certain quorum requirements and other general corporate governance matters. In addition, in certain instances, the Company may choose to follow its home country law, instead of the NYSE rules applicable to US domestic issuers that would require that the Company obtains shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20 per cent. or more interest in the Company and certain acquisitions of the stock or assets of another company.
In the future, the Company would lose its foreign private issuer status if a majority of its shares are owned by US residents and: (i) a majority of its directors or executive officers are US citizens or residents; (ii) more than 50 per cent. of its assets are located in the United States; or (iii) its business is administered principally in the United States. The regulatory and compliance costs to the Company under US securities laws as a US domestic issuer would be significantly more than costs the Company incurs as a foreign private issuer. If the Company is not a foreign private issuer, it would be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. The Company would also have to mandatorily comply with US federal proxy requirements, and its executive officers, directors and principal Shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the US Exchange Act. Further, the Company would under current SEC rules be required to prepare its financial statements in accordance with US generally accepted accounting principles and modify certain of its policies to comply with corporate governance practices associated with US domestic issuers. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements of the NYSE that are available to foreign private issuers. Such transition and modifications would involve additional costs and may divert management’s attention from other business concerns.
Risks Relating to the Demerger
The Group may not achieve any or all of the expected benefits of the Demerger, and the Demerger could adversely impact the Group’s business, results of operations or financial condition
The Group may be unable to realise all the potential benefits that it expects to achieve from the Demerger. These benefits include the Group’s ability to focus on its own strategic and operational plans, cost savings from a lean and efficient company setup, and a more efficient allocation of capital which is expected to increase the Group’s earnings and profitability.
The Group may not achieve these or other anticipated benefits of the Demerger for a variety of reasons. For example, following the Demerger, the Group will no longer benefit from being a fully integrated part of Unilever’s business operations. The Group may lose business opportunities that it previously enjoyed because its customers took into consideration other business opportunities relating to the broader Unilever Group in contracting with it in relation to ice cream. Furthermore, the Group may need to renegotiate with its suppliers and customers and the Group cannot guarantee that the same contractual terms will be maintained for such agreements. There can be no guarantee that when the existing contractual arrangements with these suppliers and customers expire, the Group will be able to obtain pricing and payment terms on the same basis as its previous arrangements, or at all.
If Unilever fails to perform its obligations under any of the transitional services arrangements it has entered into with the Group, the Group may be unable to obtain replacement agreements with unrelated parties in a timely manner or on similar terms
The Group has entered into the GTSA, whereby Unilever will provide the Group with certain operational services, including IT infrastructure and support services, financial services and support, operations management services, distribution services, the use of offices and facilities, logistics and supply-chain management. In addition, the Group has also entered into a variety of Local OMAs and manufacturing agreements, pursuant to which Unilever provides the Group with certain raw and packaging materials for incorporation in, as well as manufacturing services for the production of, ice cream products. If Unilever fails to perform its obligations under any of these arrangements, the Group would need to find substitutes to provide such services, which could be costly and time consuming. Further, there is no guarantee that the

Group will be able to obtain replacement agreements with unrelated third parties in a timely manner or on terms that are comparable to its existing arrangements with Unilever. In such cases, the Group may incur proportionately higher costs for these services, or experience disruption to its operations while replacement services are sourced.
The transitional services arrangements entered into between Unilever and the Group may prove to be insufficient for all the Group’s needs following the Demerger
As a fully integrated part of Unilever, the Group has historically relied on Unilever’s resources in relation to, among other things, financial and administrative matters, as well as services related to taxes, legal and contract management, IT, corporate communications, procurement, human resources, internal audit, compliance, real estate, cyber-security, accounting, and financing (including treasury, guarantees, insurance and pension management). Under the GTSA and the Local OMAs, Unilever will continue to provide some of these services to the Group for a maximum period of 30 months from 1 July 2025. However, the services provided by Unilever under the GTSA and the Local OMAs may prove to be insufficient to cover all of the Group’s needs in these areas during the periods these agreements are in effect, or they may not fully capture the organisational and commercial benefits the Group’s business enjoyed as a fully integrated part of Unilever. Any gap or inefficiencies experienced by the Group in relation to the provision of these services by Unilever could lead to operational delays and increases in costs as the Group finds alternative suppliers or service providers to fill these gaps.
The Group has incurred and will continue to incur significant costs in connection with the Demerger and incremental costs as an independent, publicly-traded company
The Group expects the Demerger process to continue to be complex and time-consuming. The Group needs to establish or expand its own corporate functions, including facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. In particular, the Group will be subject to increased regulatory obligations as a result of being listed, and its Senior Management Team will need to devote a substantial amount of time to ensure that the Group complies with all of these requirements, which may divert their attention from operating and growing the Group’s business. For example, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as regulations subsequently adopted by the SEC and the NYSE, has imposed various requirements on public companies, including rules regarding corporate governance practices. Sarbanes-Oxley requires, among other things, that the Group maintain and periodically evaluate its internal controls over financial reporting and disclosure controls and procedures. The Group and the Senior Management Team will have to perform system and process evaluation and testing of its respective internal controls over financial reporting to allow it and the Group’s reporting accountants to report on the effectiveness of the Group’s internal controls over financial reporting, as required by section 404 of Sarbanes-Oxley.
The Group also needs to make investments or hire additional employees to operate without the same access to Unilever’s existing operational and administrative infrastructure. The Group expects to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Unilever historically provided prior to the Demerger. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than the Group’s estimate, and the timing of the incurrence of these costs is subject to change. Any failure or significant downtime in the Group’s own financial, administrative or other support systems, or in the Unilever financial, administrative or other support systems during the transitional period during which Unilever provides the Group with support, could adversely affect its business, results of operations or financial condition, such as by preventing the Group from paying its suppliers and employees, executing business combinations and foreign currency transactions, or performing administrative or other services on a timely basis.
The Group’s Financial Statements may not necessarily reflect the results that the Group would have achieved as an independent, publicly traded company or may not be a reliable indicator of its future results
Prior to 1 July 2025, the Group did not operate as a stand-alone group. Accordingly, the Financial Statements included in this registration statement do not necessarily reflect what the results of the Group would have been had it operated as a stand-alone group during the period under review. The historical financial information has been derived from Unilever’s historical financial and company information, with certain adjustments being made. In order to reflect the assets, liabilities, income and expenses that fall within the perimeter of the Group, various combination rules as well as a series of assumptions and estimates have been applied.
For example, the Financial Statements include the assets, liabilities, revenue and expenses that the management of Unilever determined are specifically or primarily identifiable as belonging to the Group, as well as certain indirect incurred costs. These allocations have been determined on a basis that both Unilever and the Group consider to be a reasonable reflection of the utilisation of services provided to, or the benefit received by, the Group during the periods presented. The reasonable reflection is primarily based on revenues generated by the Group as compared to Unilever.
Had the Group operated independently during the periods presented, the level of costs incurred would have been different and would have been influenced by a number of factors including the chosen organisational structure, the functions that are outsourced as opposed to performed by employees, and by other strategic decisions taken by the Group. The value of the assets and liabilities the Group assumes in connection with the Demerger could ultimately be materially different from the attributions as calculated by the management of Unilever for the purposes of preparing the Financial Statements, which could adversely affect the Group’s reported results in the future.
The Group is subject to tax risks due to the Reorganisation
The Reorganisation and the grouping of activities and assets that shall form part of the Group were implemented by way of three separate demergers under Dutch law and comparable measures under the laws of other jurisdictions as well as certain carve-out measures. In the course of carrying out the Reorganisation, a multitude of assets have been transferred. As a general rule, the taxes arising in the course of the Reorganisation shall be borne by the entity which owes such taxes as the statutory taxpayer. For example, in the event that the Group was separated by way of reverse carve-out measures, the tax burden and risks which result from such measures or relate to the carved-out business remain with entities of the Group. It is possible that the envisaged tax treatment of such measures will be challenged by the tax authorities and that additional taxes, for instance income taxes, value-added tax (“VAT”), stamp duties or de-grouping charges, will be assessed, for example due to a denial of certain exemptions or of input VAT-deductions, or a different valuation of the transferred assets, or that loss-carry-forwards will be utilised as a consequence of such measures which could result in a reduction of deferred tax assets.
For a transitional period, there may also be tax inefficiencies associated with the need to initially set up the corporate and/or business structure (including, among others, the conclusion or transfer of customer contracts) and with the transfer of assets in certain jurisdictions. There are some jurisdictions in which the Group will operate via newly-created permanent establishments which need to become registered for tax purposes. While this process is either substantially progressed or has been completed in many instances, there is a risk that in some jurisdictions this process may take longer than expected to complete due to factors beyond the Group’s control. In addition, there may also be tax inefficiencies associated with the interim operating model of the Group for a transitional period in respect of the services or other support provided by Unilever, which are set out in further detail in “Reorganisation and Demerger — Reorganisation”, because such services or other support that is currently being provided by Unilever may no longer be provided on a tax neutral basis pursuant to certain tax grouping or other related party regimes following the Demerger.
As the Group establishes its own core IT environment and transitions its data to its own systems, it may incur substantial additional costs and may suffer temporarily reduced quality of IT services or temporary business interruptions
Under the terms of the GTSA, Unilever will continue to provide certain IT services to the Group, including enterprise applications (including finance and enterprise resource planning (“ERP”)), customer relationship management, human resources, procurement and other systems), a core infrastructure (including hosting, networking, voice platform, email and collaboration systems), end-user computing, service integration and management, information security and local IT systems (for use at manufacturing facilities and offices). However, the Group will install and implement its own IT environment to support its critical business functions and will transition the services provided under the GTSA. The Group may incur temporary interruptions in business operations and financing services if it cannot transition effectively from Unilever’s existing transactional and operational systems and infrastructure and the services that support these functions as it replaces these systems with its own. In particular, the Group is in the process of developing and implementing a global ERP system and other enterprise-wide applications that will upgrade and standardise its information systems. ERP implementations are inherently complex and time-consuming projects that involve substantial expenditure on system software, implementation activities and business process reengineering.
The implementation of the Group’s ERP system and other IT systems is expected to occur in phases over the next two to three years, and the Group may experience delays and increased costs beyond those for which it has budgeted as part of the implementation of these systems.
Any interruptions as the Group implements new systems and replaces part of Unilever’s IT services, or failure to anticipate the necessary readiness and training needs, or the Group’s failure to replace Unilever’s services effectively and efficiently, could disrupt its business and expose it to liability to third parties. It could also lead to increased costs, which would have a negative impact on the Group’s margins and profitability.
If the Demerger does not qualify for its intended US federal income tax treatment, US Shareholders could be subject to tax in connection with the receipt of Shares
The receipt by US Shareholders (as defined under “Item 10. Additional Information — 10.E. Taxation  — Certain US Federal Income Tax Considerations”) of Shares pursuant to the Demerger is intended to qualify for non-recognition treatment for US federal income tax purposes. Unilever has received a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) and has requested an opinion from its tax adviser, Linklaters LLP, to the effect that, among other things, the Demerger will qualify for non-recognition treatment, including for its shareholders, for US federal income tax purposes. The private letter ruling is, and the opinion of Linklaters LLP (the “Tax Opinion”) will be, based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Unilever and the Company (including those relating to the past and future conduct of Unilever and the Company). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Unilever or the Company breach any of their respective representations or covenants contained in any of the Demerger-related agreements and documents or in any documents relating to the private letter ruling and/or the Tax Opinion, such private letter ruling and/or the Tax Opinion may be invalid and the conclusions reached therein could be jeopardised. If the Demerger were determined not to qualify for non-recognition treatment for US federal income tax purposes, each US Shareholder generally would be treated as receiving a distribution taxable as a dividend in an amount equal to the fair market value of the Shares received, as described under “Item 10. Additional Information — 10.E. Taxation — Certain US Federal Income Tax Considerations — Demerger”. A US Shareholder that receives a distribution taxable as a dividend must include the gross amount of such distribution as part of its taxable income on the day such distribution is received. For the avoidance of doubt, this risk factor only applies to US Shareholders who receive their Shares pursuant to the Demerger. It does not impact future purchasers of the Shares.
The Group could have significant indemnity obligations to Unilever if the Demerger or the internal restructuring were to fail to qualify for tax-free treatment for US federal income tax purposes
If the Demerger were determined not to qualify as a tax-free transaction for US federal income tax purposes, Unilever generally would recognise a gain with respect to the Demerger for US federal income tax purposes. Because Unilever is not a US taxpayer, Unilever would not be subject to US federal income taxation with respect to such gain. However, the failure of the Demerger to qualify as a tax-free transaction for US federal income tax purposes could affect the tax-free status of certain US steps of the Reorganisation, which, in turn, would result in adverse US federal income tax consequences to the Unilever Group.
Under the Tax Matters Agreement (as defined herein), the Company has generally agreed to indemnify Unilever for taxes and related losses it suffers as a result of the Demerger or certain US steps of the Reorganisation failing to qualify as tax-free transactions for US federal income tax purposes if the taxes and related losses are attributable to actions taken (or the failure to take certain actions) by the Group that would:
(a)
be inconsistent with or cause to be untrue any statement, information, covenant, or representation in the IRS ruling request, the Tax Opinion and any other related materials; or

(b)
result in the direct or indirect acquisitions of shares or assets of the Group (including, for example, a takeover of the Company and regardless of whether the Company consents to such acquisitions).

Although the Company does not currently anticipate taking (or failing to take) the above actions and has generally agreed not to take (or to fail to take) such actions, if the Company’s indemnity obligations are triggered, the amounts payable by the Company to Unilever pursuant to these indemnity obligations (which would equal the US federal income tax liabilities incurred by the Unilever Group, including related expenses, if the Demerger or certain US steps of the Reorganisation were to fail to qualify as tax-free transactions for US federal income tax purposes) could be substantial, which could materially adversely affect its financial position.
The Tax Matters Agreement will restrict the Company’s ability to engage in certain transactions
In the Tax Matters Agreement, the Company has agreed not to take certain actions that could cause the Demerger or certain US steps of the Reorganisation to fail to qualify for tax-free treatment for US federal income tax purposes. Under the Tax Matters Agreement, the Company will be restricted from engaging in certain acquisition, merger, liquidation, sale, and stock redemption transactions during the two-year period following the completion of the Demerger, unless (i) the Company obtains a tax opinion from a qualified adviser (or a ruling from the IRS) that such action will not affect the tax-free treatment of the Demerger or the internal restructuring or (ii) the Company and Unilever agree otherwise. Although the Company does not currently anticipate that these restrictions would have a material adverse impact on the Company, these restrictions may reduce the Company’s ability to engage in certain business transactions that might otherwise be advantageous, such as engaging in certain acquisition, merger, liquidation, sale, and stock redemption transactions during the two-year period following the completion of the Demerger, unless certain requirements are met. For more information on the Tax Matters Agreement, see “Item 10. Additional Information — Material Contracts — Tax Matters Agreement”.
The Group’s joint venture partner in the Philippines has a recurring right to require the Group to acquire its stake in the joint venture companies
In the Philippines, the Group’s business is predominantly conducted through Magnum RFM Ice Cream, Inc., which is a joint venture between a Group Company and RFM Corporation (“RFM”) (the “Philippines Joint Venture”).
Under the terms of the shareholders agreement for the Philippines Joint Venture (the “Philippines JV Agreement”), each year, within one month of 31 December, RFM has the right to require the relevant Group Company to purchase all or a proportion of RFM’s shares in the Philippines Joint Venture companies pursuant to a put option, at a price to be calculated in accordance with the “formula” set out in the Philippines JV Agreement. This formula takes into account various financial performance metrics of the Philippines Joint Venture. This put option has been exercisable on an annual basis since the Philippines Joint Venture was established, but has never been exercised by RFM. The value of this option is included on the Group’s balance sheet as at 30 June 2025 as a non-current financial liability of €145 million, and is reflected in “Note 4. Financial Instruments” of the Condensed Combined Carve-Out Financial Statements in the line item “Other financial liabilities”. While RFM agreed to waive its right to exercise this option in connection with the Demerger, the option may become exercisable again in the future. Should RFM exercise its right to require the Group to acquire its stake in the Philippines Joint Venture, it would require the Group to raise the funds necessary to make this acquisition, which could have a negative impact on short-term liquidity, and potentially divert funds from other attractive business opportunities that the Group would otherwise pursue at that time.
Risks Relating to the Shares
There is no existing market for the Shares and an active trading market for the Shares may not develop or be sustained
Prior to commencement of conditional trading, there has been no public trading market for the Shares. Although the Company intends to apply to: (i) Euronext Amsterdam N.V. for the admission of the Shares to listing and trading on Euronext Amsterdam; (ii) the FCA for the admission of the Shares to the Equity Shares

(Commercial Companies) category of the Official List; (iii) the London Stock Exchange for admission to trading on the Main Market; and (iv) the NYSE for the admission of the Shares to listing and trading on the NYSE, the Group can give no assurance that an active trading market for the Shares will develop or, if developed, can be sustained following Admission. If an active trading market does not develop or is not sustained, the liquidity and trading price of the Shares could be materially adversely affected, and investors may have difficulty selling their Shares.
The listing of the Shares in three different jurisdictions may adversely affect the liquidity and price of the Shares
The Shares will be admitted to listing and trading on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. The Company’s multiple listings may adversely affect liquidity and trading prices for the Shares on one or more of the exchanges as a result of circumstances that may be beyond the Group’s control. For example, the multiple listings may increase share price volatility as trading will be split between three markets, resulting in less liquidity on each exchange than if the Shares were listed on only one or two exchanges. Different liquidity levels, trading volumes, market conditions and regulatory conditions (including the imposition of capital controls) on the exchanges may result in different prevailing prices. Any decrease in the price of the Shares on one exchange could cause a decrease in the trading price of the Shares on another exchange. Investors could seek to sell or buy the Shares to take advantage of any price differences between the markets through a practice known as arbitrage. Any arbitrage activity could create unexpected volatility in both the prices and the volumes of the Shares available for trading on the exchanges. In addition, investors may not be able to sell or buy the Shares on an exchange in case of a technological malfunction or other failure, which may increase the risk of arbitrage activities.
The value of the Shares may fluctuate significantly
The value of the Shares may fluctuate significantly as a result of a large number of factors, including, but not limited to, those referred to in this “Item 3. Key Information — 3.D. Risk Factors” section, as well as period-to-period variations in operating results or changes in revenue or profit estimates by the Group, industry participants or financial analysts. The value of the Shares could also be affected by developments unrelated to the Group’s operating performance, such as the operating and share price performance of other companies that investors may consider comparable to the Group, speculation about the Group in the press or investment community, strategic actions by competitors, including acquisitions and/or restructurings, changes in market conditions and regulatory changes in any number of countries, whether or not the Group derives significant revenue therefrom.
The Shares will not be eligible for inclusion in the FTSE UK Index Series Indexation (which includes the FTSE 100, FTSE 250, FTSE 350 and FTSE All-Share indices). As a result, certain institutional investors and index-tracking funds that base their investment decisions on index inclusion may be less likely to invest in the Shares. This exclusion could reduce demand for the Shares, which could negatively impact their trading price, trading volumes, and overall liquidity. Consequently, the Shares could be less attractive to a broader range of investors, and the market price of the Shares could be adversely affected.
The market price of the Shares could be negatively affected by sales of Shares, or the perception that such sales could occur
Following Admission, Unilever will own approximately 19.9 per cent. of the Company’s issued share capital. Some Shareholders, including some of the Company’s larger Shareholders, such as Unilever, may sell their Shares for a variety of reasons, including, among others, the Group’s business profile or market capitalisation as a stand-alone company, changes in such Shareholders’ investment objectives, or a determination by such Shareholders that holding Shares is impractical or difficult due to listing, tax, or other considerations. Shareholders will not be subject to lock-up arrangements post the Demerger. The sale of a substantial number of Shares by Unilever in the public market, or the perception that these sales may occur, may depress the market price of the Shares and could impair the Company’s ability to raise capital through the issuance of additional Shares or negatively impact the market price of Shares.
The issuance of additional Shares in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute other shareholdings
The rights of Shareholders are governed by Dutch law, the Company’s articles of association as they will be in effect following amendment effective as of the Demerger (the “Articles of Association”) and other internal rules. In the event of an increase in the Company’s share capital, Shareholders are generally entitled to full pre-emptive rights unless these rights are limited or excluded either by virtue of Dutch law, by a resolution of the general meeting at the proposal of the Company’s board of directors (bestuur) (the “Board”) (the “General Meeting”), or by a resolution of the Board (if the Board has been designated by the General Meeting or the Articles of Association for this purpose). The Board is expected to be designated by the General Meeting prior to Admission, for a period expiring at the conclusion of the Company’s 2026 Annual General Meeting, to issue Shares or grant rights to subscribe for Shares in the capital of the Company and to limit or exclude the pre-emptive rights. Pursuant to this designation, the Board may resolve to issue Shares or grant rights to subscribe for Shares up to a maximum of          per cent. of the number of Shares issued as of the date of Admission and limit or exclude pre-emptive rights in relation thereto. Such authority can also be used for issuances/grants in connection with share plans adopted or operated by the Group (including in respect of executive members of the Board).
The Group may seek to raise financing to fund future acquisitions and other growth opportunities, to invest in its business, or for general corporate purposes. The Company may, for these and other purposes, such as in connection with share incentive and share option plans, issue additional Shares or securities convertible into Shares. As a result, Shareholders may suffer dilution in their economic and voting rights, or the price of the Shares may be adversely affected. Upon liquidation, holders of any debt securities issued, and lenders with respect to other borrowings, would receive a distribution of the Company’s available assets prior to the holders of the Shares. Any debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. The Company’s decision to issue equity securities in any future offering will depend on market conditions and other factors beyond the Company’s control, which may adversely affect the amount, timing and nature of the Company’s future offerings.
Shareholders may not receive dividends or other distributions from the Company
The Group’s financial condition and results of operations are dependent on its trading performance. There can be no assurance that the Company will pay dividends or make other payments to shareholders in the future, notwithstanding its stated dividend policy, which is expected to be in the range of 40 to 60 per cent. of net income after adjusting items and paid annually. Any decision to declare and pay dividends or make other payments to shareholders in the future will be made at the discretion of the Board and will depend on, amongst other things, applicable law, regulation, restrictions, the Group’s financial position, regulatory capital requirements, working capital requirements, finance costs, general economic conditions and other factors the Board deems significant from time to time.
Under Dutch law, the Company may only pay a dividend or make another payment to its shareholders after the adoption of the annual accounts by the General Meeting that show that the dividend or payment is allowed, or, in the case of an interim dividend, it appears from an interim statement of assets signed by the Board. Such a dividend or payment will only be allowed under the Dutch Civil Code to the extent that the Company’s equity exceeds the sum of the paid-up and called-up share capital, increased by the reserves required to be maintained by either Dutch law or the Articles of Association. Once the annual accounts are available, the Board will determine whether the Company is able to, or should (in its discretion), make distributions in accordance with Dutch law. As the Company is a holding company with no business operations of its own, its ability to satisfy these requirements and pay dividends and make other payments to its shareholders will therefore depend on the future profitability of operating subsidiaries within the Group and the ability to distribute or dividend profits from those operating subsidiaries up the Group structure to the Company. For further information, see “— The Company is a holding company with no business operations of its own and depends on its subsidiaries for cash, including in order to pay dividends and make other payments to shareholders”.
The Company is a holding company with no business operations of its own and depends on its subsidiaries for cash, including in order to pay dividends and make other payments to shareholders
The Company is a group holding company with no independent operations and is dependent on earnings and distributions of funds from its operating subsidiaries for cash, including in order to pay dividends and make other payments to Shareholders. The amount and timing of such distributions to the Company from its operating subsidiaries will depend on the laws of those operating subsidiaries’ respective jurisdictions, their operating performance, as well as any financing arrangements entered into by them which restrict their ability to make distributions.
The rights and responsibilities of Shareholders are governed by Dutch law and will differ in some respect from the rights and obligations of shareholders under the laws of other jurisdictions and the shareholder rights under Dutch law may not be as clearly established as the rights of a shareholder established under the laws of some other jurisdictions
The Company will exist under the laws of the Netherlands as a public limited liability company (naamloze vennootschap). Accordingly, the Company’s corporate structure as well as the rights and obligations of its Shareholders may be different from the rights and obligations of shareholders of companies incorporated or organised under the laws of other jurisdictions. For example, resolutions of the General Meeting may be taken with majorities different from the majorities required for adoption of equivalent resolutions in companies organised under the laws of other jurisdictions. Additionally, in fulfilling their responsibilities, the Board must act in the interest of the Company and the business connected with it and give specific attention to the relevant interests of all the Company’s stakeholders, which in addition to Shareholders includes customers, employees, lenders and suppliers. Any action to contest any of the Company’s corporate actions must be filed with, and will be reviewed by, a Dutch court, in accordance with Dutch law. As such, the exercise of certain rights by Shareholders outside the Netherlands may be more costly than the exercise of rights in a company organised under the laws of other jurisdictions.
In particular, in the case of a future issuance of new Shares, Shareholders are generally entitled to full pre-emptive rights unless these rights are limited or excluded either by virtue of Dutch law, by a resolution of the General Meeting at the proposal of the Board, or by a resolution of another corporate body authorised by the General Meeting or the Articles of Association for this purpose for a specified period not exceeding five years. The Board is expected to be designated by the General Meeting, for a period expiring at the conclusion of the Company’s 2026 Annual General Meeting, to limit or exclude pre-emptive rights subject to the limits as set out in this registration statement. The securities laws of certain jurisdictions may restrict the ability of Shareholders in those jurisdictions to exercise their pre-emptive rights for new Shares unless the Company complies with local requirements. If these Shareholders are not able to exercise pre-emptive rights, then they may not receive the economic benefit of such rights and could suffer dilution.
If securities or industry analysts cease publishing research or reports on the Company’s business or if any such analysts publish inaccurate or unfavourable research about the Company’s business, the trading volume and price of the Shares could decline
The trading market for the Shares will be affected by the research and reports that securities or industry analysts publish about the Company’s business or industry. If one or more of the analysts covering the Company recommends selling the Shares or publishes inaccurate or unfavourable research about the Company’s business or industry, the price of the Shares could be adversely affected. If one or more of the analysts ceases publishing research or reports on the Company’s business or industry or fails to publish research or reports on the Company regularly, there could be a decline in demand for the Shares, which could cause their price and trading volume to be adversely affected.
ITEM 4:   INFORMATION ON THE COMPANY
4.A.   HISTORY AND DEVELOPMENT OF THE COMPANY
General Corporate Information
The Company was incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, with its corporate seat in Amsterdam, The Netherlands, and registered with the Dutch Chamber of Commerce under number 97035467. The Company was incorporated on 15 April 2025 under the name The Magnum Ice Cream Company B.V. Shortly prior to Admission, the Company will be converted into a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands and its legal and commercial name will be The Magnum Ice

Cream Company N.V. Following the Demerger, the principal activity of the Company will be to act as the ultimate holding company of the Group. The Company is domiciled in the Netherlands with its registered and head office at Reguliersdwarsstraat 63, 1017 BK Amsterdam, The Netherlands (Tel.         ). The Company’s legal entity identifier is 25490052LLF3XH6G9847. The Company’s website is         . The information on the Company’s website does not form part of this registration statement.
History and Development of the Company
In 1913, an entrepreneurial butcher named Thomas Wall decided to counteract the summer dip in sales of sausages by branching out into selling ice cream. World War I put his idea on hold. But when Lever Brothers Ltd purchased the business in 1922 and large commercial freezers began arriving from the United States, the Wall’s ice cream brand, and Unilever’s ice cream business, were brought to life.
Over the next century, the Group continued to expand through a combination of organic growth and strategic acquisitions, focusing primarily on at-home consumption, and cementing its position as a global market-leader. The following graphic provides an overview of important events in the development of the Group’s business:
On 1 July 2025, the Group was established as a stand-alone corporate group within the Unilever Group, becoming the world’s largest pureplay ice cream group.
Capital Expenditure and Divestitures
See “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Expenditure”.

Public Information
See “Item 10. Additional Information — 10.H. Documents on Display”.
4.B.   BUSINESS OVERVIEW
Item 4.B. should be read in conjunction with “Presentation of Financial and Other Information — Market and Industry Data” for further information on the use of market and industry data in this registration statement.
Key Highlights
The Group is a global market-leader in ice cream across developed and emerging markets, operating in 80 countries. Accounting for approximately 21 per cent. of the global retail ice cream market in 2024, the Group is the largest ice cream company by retail sales in the world.2 It is number one by retail sales in nine of its ten largest markets (being the United States3, Turkey, Germany, the United Kingdom, Mexico, Italy, France, the Philippines and Indonesia)4 and number two in China.5
With a rich history spanning over a century, the Group has built a portfolio of household names, including global power brands: The Heartbrand (an “umbrella” brand with numerous well-known sub-brands), Magnum, Ben & Jerry’s and Cornetto, and local heroes, such as Breyers, Klondike and Popsicle. Through its brand portfolio, the Group offers ice cream products addressing the full value spectrum, and all consumption occasions and demand moments, offering tastes and product formats specifically curated to regional consumer preferences.
The Group owns, manufactures and sells ice cream brands and products that are tailored for both at-home and away-from-home consumption. The Group’s strong positions in both categories are supported by its fleet of approximately three million freezer cabinets, including over 60,000 AI-equipped smart freezer cabinets. In 2024, the Group had a leading position by retail sales across most of the top five retailers in its key markets, including Walmart, Rewe, Tesco and Albertsons.6 Additionally, the Group had a leading position by retail sales in several of the largest and fastest growing pure-play dCom groups and quick commerce platforms, including Walmart, DoorDash, UberEats and JD.com.7
Technology is at the core of the Group’s strategy to engage with consumers across all consumption occasions. Its marketing model focuses on demand creation, and is based on a deep understanding of consumer occasions and local dynamics, complemented by dynamic benchmark pricing, which refers to the ongoing practice of benchmarking the Group’s prices against those of its peers, and adjusting the Group’s prices accordingly. The Group utilises a technology-powered, social-first activation strategy to generate relevant advertising content at speed. Its innovation focus, supported by 12 research, design and innovation (“RD&I”) centres and underpinned by a comprehensive innovation ecosystem, enables the Group to consistently deliver product, packaging and process improvements, and maintain a competitive edge in a rapidly evolving marketplace.
The Group’s global operations are supported by an end-to-end supply chain and production footprint, consisting of 30 manufacturing facilities, approximately 200 distribution centres, 327 production lines and more than 2,150 distributors, across six continents. Its global scale of production and supply chain provide significant economies of scale and agility, and enable local-for-local production and distribution.

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for economic ownership of brands in each market.

Company analysis based on Circana as of MAT August 2025.

The Group’s top ten markets are based on the Group’s FY2023 revenue.

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices (excluding US).

Company analysis partially based on NIQ FY24 Data and customer confirmations for US, Germany, UK, Mexico, France.

NIQ FY24 Data.

The Group organises its business into four geographic regions: (i) Europe and Australia and New Zealand (“ANZ”); (ii) Americas; (iii) Asia; and (iv) Middle East, Turkey, South Asia and Africa (“METSA”). For the purpose of financial reporting, such regions are aggregated into three reportable segments of:
•
Europe and ANZ: representing Europe (which includes the United Kingdom and Ireland), Australia and New Zealand;

•
Americas: representing North America and South America; and

•
Rest of the World (“RoW”): representing Africa, Asia and the Middle East (which includes Turkey).

The operating segments, METSA and Asia, are combined into the RoW reportable segment due to their economic similarities and shared key business characteristics.
The Group was recently reorganised and established as a stand-alone corporate group within the Unilever Group. Since 1 July 2025, the Group has operated separately from the Unilever Group, apart from certain areas where the Unilever Group continues to provide services through transitional services agreements, which are expected to continue for a maximum period of 30 months from 1 July 2025, unless the Group terminates them earlier. This period includes a three-month “ramp down phase”. This “ramp down phase” is a period in which the services provided by the Unilever Group through the transitional services agreements will run in parallel with any new arrangements that the Group has put in place to replace the services being provided by the Unilever Group to ensure a smooth transition to successor operators and to wind down the services being provided on the Unilever Group’s systems. In addition, the transfers of certain assets, liabilities, and companies that formed part of Unilever’s global ice cream business to the Group have been deferred until after the Demerger and Admission, in order to comply with applicable law and to obtain necessary regulatory clearances. For more information on the Reorganisation and related matters, see “Reorganisation and Demerger”.
Market Overview
This section includes information sourced from various third parties. For further information on the treatment of third-party information and statements based on the Group’s own estimates, insights, opinions or proprietary information, see “Presentation of Financial Information and Other Information — Market and Industry Data” above.
This section describes the characteristics, market developments, key trends and competitive landscape in the global ice cream market. The historical growth rates in this section have been presented based on financials translated to euro at prevailing exchange rates in each year unless otherwise specified. The forecast growth rates in this section have been presented based on constant 2024 exchange rates unless otherwise specified. Market size data is based on the manufacturer selling price (“MSP”) i.e. sales at ex-factory price, calculated exclusive of sales tax, VAT, retailer, and wholesaler mark-ups and other customary adjustments. The figures presented throughout this section reflect sales at MSP unless indicated otherwise.
Within this section, unless specified otherwise, any references to market size (global, regional or segmental) are presented in euro based on the average exchange rates between local currencies and euro in 2024. Similarly, unless specified otherwise, any references to market growth (global, regional or segmental) are presented on a 2024 FX basis.
Global Ice Cream Market Overview
The global ice cream market is estimated at €75 billion as of 31 December 2024.8
The Group estimates the global ice cream market to have grown at a compound annual growth rate (“CAGR”) of 3.7 per cent. in the ten-year period from 2014 to 2024.9 Historical growth has been relatively stable, with an exception in 2020, when lockdown measures from the Covid-19 pandemic led to a notable drop in ice cream

Total 2024 market size of €75 billion based on Company analysis of third-party market data.

Company projection based on analysis of Euromonitor, Snacks 2026 edition, Retail Value Sales (MSP) in EUR, y-o-y ex. rates, current prices. CAGR data based on retail and foodservice sales combined.

sales particularly in certain emerging market countries. Thereafter, however, the global ice cream market resumed positive growth, surpassing the prior peak in 2019 by 2022, and continued to grow in each of 2023 and 2024.
Looking ahead, the Group expects the global ice cream market to grow at a CAGR of 3 to 4 per cent. in the five-year period between 2024 and 2029, to reach a total value of approximately €90 billion.10 Drivers for growth are expected to differ across markets, some of which are described in this section.
In the Group’s view, the global ice cream market forms part of the wider global “snacking occasions” market, which includes products that consumers seek out on various consumption occasions, and which often include ice cream. The Group includes in this category: savoury snacks; confectionery; sweet biscuits; snack bars; and fruit snacks, and estimates this market to be worth around €470 billion as of 31 December 2024.11

The Global Ice Cream Market
(€ Billion)
xx% CAGR
3-4%
52
61
56
59
68
72
75
90
2014
2019
2020
2021
2022
2023
2024
2029F

Source: Includes foodservice. Company analysis of third-party market data.
Key Elements of the Global Ice Cream Market
Geography
The key regions for the Group in terms of ice cream sales are: (i) Europe and ANZ, representing Europe (which includes the United Kingdom and Ireland), Australia and New Zealand; (ii) Americas representing North America and South America; and (iii) Rest of the World (“RoW”), representing Africa, Asia and the Middle East (which includes Turkey).

Company projection based on analysis of third-party market data.

Total 2024 market size of €470 billion based on third-party market data.

•
Europe and ANZ ice cream market accounted for €24.8 billion of sales in 2024, or 33 per cent. of the global ice cream market.12

•
Americas ice cream market accounted for €25.0 billion of sales in 2024, or 33 per cent. of the global ice cream market.12

•
RoW ice cream market accounted for €25.2 billion of sales in 2024, or 34 per cent. of the global ice cream market.12

Globally, the countries which represent the Group’s ten largest national markets (the United States, Turkey, Germany, the United Kingdom, Mexico, Italy, China, France, the Philippines and Indonesia)13 are estimated to account for €37 billion of ice cream sales in 2024, representing approximately 50 per cent. of the global ice cream market.12
Income
The Group also considers the global ice cream market in two categories based on per capita income: (i) developed markets; and (ii) emerging markets.14
•
Developed markets — according to Company analysis, the ice cream market in developed markets accounted for €49 billion of sales in 2024 (approximately 65 per cent. of the global ice cream market). This market is estimated to have grown at a CAGR of 4.4 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of 2 to 3 per cent. from 2024 to 2029.15

•
Emerging markets — according to Company analysis, the ice cream market in emerging markets accounted for €26 billion of sales in 2024 (approximately 35 per cent. of the global ice cream market). The market is estimated to have grown at a CAGR of 2.6 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of 5 to 6 per cent. from 2024 to 2029.15

Developed and emerging markets have significantly different ice cream consumption patterns. On average, per capita ice cream consumption in 2024 was 8.2 litres across developed markets compared with 1.3 litres across emerging markets.16 Retail outlet density is also significantly different across these markets, with 216 outlets per million people across developed markets compared with 146 outlets per million people across emerging markets.17

Includes foodservice. Company analysis partially based on Euromonitor, Snacks 2026 edition, Retail Value Sales (MSP) in EUR, y-o-y ex. rates, current prices.

The Group’s top ten markets are based on the Group’s FY2023 revenue.

The Group defines developed markets to consist of countries with per capita GDP of at least $35,000 for 2024 on 2024 average exchange rates, based on IMF data, and emerging markets to consist of the remaining countries.

Company projection based on analysis of third-party market data.

Company analysis based on third-party market data.

Company analysis based on Global Data, Euromonitor and IMF market data.

Number of Retail Outlets, 2024
per million people
Consumption
The ice cream market can be segregated into two primary consumption categories: (i) products targeted for at-home consumption and (ii) products targeted for away-from-home consumption.
At-home
At-home consumption represents products targeted for at-home consumption that are generally intended to be consumed at home through multiple servings, such as ice cream tubs, pints and multi-packs of ice cream cones, ice cream sticks and ice cream bars. These products are distributed mainly through a broad range of organised modern trade retail customers, including supermarkets, grocery stores, club stores, other retailers and digital commerce platforms.

According to Company analysis, at-home represented €31.1 billion by sales in 2024 (approximately 41 per cent. of the global ice cream market). The category is estimated to have grown at a CAGR of 3.8 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of approximately 3 per cent. from 2024 to 2029.18
Away-from-home
Away-from-home consumption represents products targeted for away-from-home consumption are generally intended to be consumed “on-the-go” through a single serving, including ice cream sticks, bars and cones. These products are distributed mainly through a broad range of smaller retailers, including newsagents, food service outlets, gas stations, leisure centres and convenience stores.
According to Company analysis, away-from-home represented €40.6 billion by sales in 2024 (approximately 54 per cent. of the global ice cream market). The category is estimated to have grown at a CAGR of 2.9 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of 3 to 4 per cent. from 2024 to 2029.18
Market Size19
Digital commerce
Over the past decade, digital commerce has emerged as a rapidly growing and increasingly important avenue for the sale of ice cream products targeted for both at-home and away-from-home consumption. Digital commerce represents the distribution of products through a range of online retail customers, broadly grouped into three categories:

Company projection based on analysis of third-party market data.

The ice cream market is often divided into three segments: at-home, away-from-home, and digital commerce. When the market is analysed in this way, products sold through large retailers are classified as at-home, products sold through smaller convenience stores and food outlets are classified as away-from-home, and products sold through digital commerce platforms are classified in their own segment. As a practical matter, products sold through digital commerce platforms can be consumed at home or away from home, which is why the table above presents the D-commerce segment as sitting across both the at-home and the away-from-home segment.

•
Omnichannel, pureplayer and rapid grocery delivery: Distribution of ice cream products as a part of rapid or planned grocery home delivery, achieved through partnership with retailers and pure-play delivery providers. Examples include the online delivery services of Walmart, Kroger, Tesco, Amazon and Leclerc; and quick commerce platforms like Zepto, PandaMart and Flink;

•
On-demand meal delivery: Distribution of ice cream products as an add-on with meal delivery, achieved through partnership with meal delivery services. Examples include UberEats, JustEat Takeaway, DoorDash and Quick Service Restaurant (“QSR”) applications; and

•
On-demand ice cream delivery: Distribution of ice cream products through virtual stores. Examples include Grab, Swiggy, iFood, Pinduoduo and Meituan.

According to Company analysis, digital commerce accounted for €3.4 billion of ice cream sales in 2024 (approximately 4 per cent. of the global ice cream market). The digital commerce market is estimated to have grown at a CAGR of 26.6 per cent. from 2014 to 2024 and is forecast to grow at a CAGR of 8 to 10 per cent. from 2024 to 2029.20 Given higher expected growth than the overall market, the Group believes that digital commerce will become an increasingly important avenue for the sale of ice cream.
Price
The global ice cream market can be segmented by the price positioning of each specific product. Although the segmentation is highly dependent on individual market and price points of other products in the broader snacking categories, the Group categorises ice cream products into the following three segments:
•
Value: Defined as ice cream products priced at 80 per cent. or below the estimated average ice cream price of the relevant country;

•
Mainstream: Defined as ice cream products priced between 80 per cent. and 120 per cent. of the estimated average ice cream price of the relevant country; and

•
Premium: Defined as ice cream products priced at a minimum of 120 per cent. above the estimated average ice cream price of the relevant country.

Key Market Growth Drivers
As mentioned above, the Group expects the global ice cream market to grow at a CAGR of 3 to 4 per cent. in the five-year period between 2024 and 2029, with higher growth expected in emerging markets as compared with developed markets.20
However, given that each national and regional market is characterised by distinct macroeconomic and demographic conditions, as well as consumption patterns and competitive dynamics, the Group expects that the medium-term growth for each market will be driven by different factors. Some, but not all, of the drivers that are expected to affect growth in the global ice cream market include:
•
Rising disposable income: Globally, countries experience a wide range of ice cream consumption per capita, and based on Company analysis, this is positively correlated with GDP per capita. Based on a sample group of developed markets including Australia, Germany, Sweden, the United Kingdom and the United States, average per capita ice cream consumption was 11.7 litres in 2024, whereas a group of emerging markets including Brazil, India, Indonesia, Mexico and the Philippines had an average per capita ice cream consumption of 0.9 litres in the same year.21 The Group believes that rising income levels will be a factor in increasing per capita ice cream consumption for the relevant markets.

•
Increasing penetration of fridge freezers: According to Company analysis, certain markets, particularly emerging markets with lower income, have seen ice cream consumption rising consistently with increasing penetration of fridge freezers in households. As an example, in India, per capita ice cream consumption rose from 0.2 litres to 0.6 litres between 2010 and 2024, while fridge freezer penetration rates increased from

Company projection based on analysis of third-party market data.

17 per cent. to 47 per cent. in the same period.21 The Group believes that this effect will continue to have a positive impact on certain markets’ ice cream consumption trajectory.
•
Growth in ice cream freezer cabinets: According to Company analysis, estimated away-from-home ice cream consumption is positively correlated with the number of retail outlets per 1,000 people, based on a sample of ten selected emerging and developed markets.22 More concretely, the Group believes that growth in ice cream freezer cabinets will result in greater availability of products, leading to additional away-from-home consumption.

•
Digital commerce platforms: In the past decade, the proliferation of online delivery platforms, and in particular, the “quick commerce” platforms that allow consumers to order fast grocery delivery, as well as food delivery platforms that offer ice cream as part of the menu, have caused digital commerce to become the fastest growing market for ice cream. The Group expects that the speed and convenience of ice cream delivery through these platforms will contribute to creating new consumption occasions and bring incremental growth to the category.

•
Premiumisation: According to Company analysis, amongst a sample of 18 developed markets, the “premium” ice cream segment expanded disproportionately from 2016 to 2024, thereby increasing share in the overall ice cream market from 36 per cent. to 41 per cent.23 The Group expects that growing consumer willingness to pay higher prices for higher quality products, particularly in developed markets, is expected to support growth in the value of the ice cream market by raising per-unit price of ice cream consumed.

•
New consumption occasions: Changing lifestyles and preferences have led to the emergence of new consumption occasions, such as on-the-go consumption, late night snacking and premium indulgence experiences. The enduring impulse purchase nature of ice cream supports consumption, which is further enhanced by its emergence as a snacking and dessert option.

Global Ice Cream Category Competitive Landscape
The following sub-section provides the Group’s view on the competitive landscape of the ice cream market. Market share data is based on the Retail Sales category and excludes the foodservice category due to data availability. Market share data is sourced from Euromonitor through December 2024 and has been adjusted in accordance with management’s assessment of the economic ownership of brands within specific markets.
Competitive Landscape
The ice cream industry is highly competitive and dynamic, with an emphasis on quality, taste, price, brand reputation, brand differentiation, variety of products, advertising, product packaging and design, supermarket and grocery shelf space and away-from-home distribution capabilities through freezer cabinets. Success in the market is also predicated on continuous innovation and ability to create new consumption occasions.
The global ice cream market has few global competitors that are solely focused on ice cream, with the top two companies globally representing 32 per cent. of total retail sales.24
Froneri, who is the Group’s largest competitor globally, primarily offers ice cream products through licence agreements and private label manufacturing. While global multi-category consumer packaged goods companies also operate within the ice cream industry, they do so at a more limited scale, and in some cases through partnership agreements.
In specific regions, the Group also competes with local companies, such as Ferrero in the United States, General Mills in Europe, and Yili and Mengniu Dairy in China, as well as private label offerings.

Company analysis based on third-party market data.

Company analysis based on analysis of third-party market data.

Company analysis based on analysis of third-party market data.

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for the economic ownership of manufacturing in each market where a brand has split ownership globally between multiple economic owners.

The graphic below sets out the share of global ice cream sales by key company for 2024.
RPS Sales Share (%)

Source: Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for the economic ownership of manufacturing in each market where a brand has split ownership globally between multiple economic owners.
Note:
(1)
Market share attributable to Froneri reflects branded products, and excludes private label manufacturing sales.

Competitive Strengths
The Group believes it benefits from the following key competitive strengths:
Largest ice cream company in the world with strong positions in each of its regions
The Group is the largest ice cream company in the world. Based on Euromonitor and management estimates, the Group had a global market share of 21 per cent. in 2024 (based on RSP sales), compared with the largest competitor which had an estimated market share of 11 per cent.25 The Group estimates that the remaining global ice cream market is fragmented, spread between divisions of multinational snacking and confectionary companies, and a long tail of local competitors.
The Group also has a strong market position at regional and national levels. On a regional level, based on market data and management estimates, the Group had a leading position by retail sales in each of its key geographic regions: Americas (19 per cent. market share), Europe and ANZ (31 per cent. market share) and RoW (11 per cent. market share) in 2024.26 On a national level, the Group estimates that it was number one by

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for economic ownership of brands in each market.

Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices (excluding US).

retail sales in nine of its top ten markets in 2024, including the United States27 and Mexico in Americas; Germany, the United Kingdom, Italy and France in Europe and ANZ; and Indonesia, the Philippines and Turkey in RoW.28
Whilst the global ice cream market includes local markets with distinct competitive dynamics, there is no other company with the breadth and depth of presence that the Group has, as demonstrated by the Group’s global market share.29 The Group believes that its market position underscores its strength in the ice cream industry and enables it to pursue growth and productivity strategies that would otherwise not be feasible.
Over 100 years of ice cream expertise and heritage
The Group has a history spanning over a century, starting from the founding of Breyers in 1866. Many of its brands have heritage of several decades, including Wall’s (1922), Cornetto (1959), Twister (1982), Ben & Jerry’s (1978) and Magnum (1989). Additionally, the Group also has a long history expanding into international markets, such as its expansion into Malaysia in 1980 and Turkey in 1990.
Throughout its history, the Group has led innovation on the product category which has influenced when and how ice cream is consumed worldwide today. The Group’s innovation track-record started early in its history, with the introduction of Popsicle as a frozen, flavoured ice snack on a stick that could be consumed without a utensil. In the 1980s and 1990s, Ben & Jerry’s drove growth in the market for premium ice cream offered in pint-sized and smaller containers, which have subsequently become a staple in supermarkets worldwide.
The Group believes that its long history of innovation in the global ice cream market and its strong heritage brands spanning multiple decades gives it a strong brand recognition and loyalty across generations.
Four global power brands representing full spectrum of consumption occasions
The Group’s four global power brands — The Heartbrand, Magnum, Ben & Jerry’s and Cornetto — comprise four of the top five brands globally by retail sales in 2024.30 These four brands form the core of the Group’s operations worldwide and allow the Group to cater to a variety of consumption occasions by targeting distinct price points, formats and flavours.
The Heartbrand, the Group’s largest brand, operates as a brand family which encompasses a number of sub-brands in a wide range of formats, price points, flavours and branding. This ranges from Carte d’Or, known for its tubs for at-home consumption, to Calippo, which uses a frozen push-up design with refreshing fruit flavours, to Golden Gaytime, an iconic Australian ice cream with a combination of toffee and vanilla ice cream on a wooden stick.
The Magnum brand, positioned in the premium price segment, is predominantly consumed away-from-home. It is known for its thick chocolate coating with the signature cracking when bitten into, which adds to the indulgent experience for consumers. Magnum is also driving category growth through bite-size formats, such as Bon Bons, expanding desirability and occasions.
While Ben & Jerry’s is also priced in the premium segment; unlike the Magnum brand, it focuses on at-home consumption through the pint format, and is distinguished by its chunky, indulgent ice cream with bold flavours. Its use of candy, cookies, sauces and rich bases, as well as its whimsical and pop culture-driven branding, contributes to its appeal to consumers.

Company analysis based on Circana as of MAT August 2025.

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices (excluding US).

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for economic ownership of brands in each market.

Company analysis partially based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices. The Heartbrand is not listed as a global brand name in Euromonitor’s data and its position is calculated based on the Group’s internal classification.

Cornetto, known for its wafer cone format with the distinct chocolate-filled tip at the bottom of the cone, with aerated, soft ice cream texture, is primarily consumed away-from-home. Cornetto is positioned as an accessible, everyday treat, straddling between mainstream and premium price segments.
Together, the Group’s four global power brands significantly contribute to revenue across the Group’s geographic regions and enable the Group to meet the full spectrum of tastes, product formats, occasions and price points in each of the markets in which it operates.
Portfolio of best-in-class brands, including local and specialty brands
The breadth of the Group’s brand portfolio is further enhanced by a range of specialty and local brands. These brands complement the four global power brands in the relevant geographies and/or for particular consumption occasions, and allow the Group to capture a broader segment of overall ice cream demand.
The Group’s locally focused brands include brands with significant heritage and recognition in their respective markets. For example, Breyers and Popsicle are both iconic brands in the United States with a century of heritage, focusing on at-home and away-from-home consumption, respectively. Weis is an Australian brand founded in 1957 which is known for its fruit and cream bars.
The Group’s specialty brands focus on distinct demand characteristics, consumption occasions or consumer demographics. For example, in the United States, Yasso is known for pioneering Greek yogurt bars that combine indulgent flavours with better-for-you nutritional values. Founded in 2009, Yasso was the first brand to market in this category and has led a rapid expansion of the category. The Group acquired the brand in 2023 and believes there is significant potential to expand the brand internationally.
Talenti, which launched in 2003 and was acquired by the Group in 2014, is a specialty brand distinguished by a traditional Italian gelato-making techniques, where ingredients are slow cooked in small batches, which results in a dense, velvety texture that sets it apart from conventional ice cream. More recently, Talenti launched products which feature multiple layers, known as “Talenti Layers”, which requires a specialised production technique. Whilst the brand is currently focused on the United States, the Group believes that there is potential to expand the footprint of the brand to other premium ice cream markets.
Through its four global power brands and its specialty and local brands, the Group believes that it has a best-in-class portfolio of owned brands in the global ice cream market. Unlike its largest competitor, which primarily licenses its brands, the Group primarily operates through owned brands. The Group believes that its ownership of brands allows it to test and introduce new products quickly, further improving its ability to set industry trends and both influence and adapt to changing consumer preferences.
Market-leading capabilities and innovation
The Group boasts a rich portfolio of intellectual property, including approximately 1,000 patent cases, more than 150 research agreements, 71 trade secrets and 125 registered design families. The Group believes that its scientific expertise and intellectual property portfolio leads to world-class capabilities for production, selling systems, packaging and assembly, each of which contributes to its competitive strength.
In particular, product innovation and specialised manufacturing capabilities are at the core of the Group’s strengths. This ranges from its expertise in using premium ingredients and blending to create unique flavour combinations consistently, to microstructure control and forming techniques that allow the Group to create unique textural experience in many of its products. From chunky elements incorporated into a swirl of complementary flavours in a Ben & Jerry’s pint, to the signature crack of the Belgian chocolate coating of the classic Magnum bar, to the multi-layered pints of Talenti, the Group leverages its advanced production technique to bring to market innovative and desirable products for consumers.
The Group also benefits from its expertise in forming techniques, which enables it to market a wide range of product formats catering to distinct consumption occasions. Through Cornetto, the Group pioneered the mass-produced ice cream cone category by using the technique of coating the inside of the cone with a layer of chocolate. Additionally, Calippo brought the distinct frozen push-up design to the ice cream market.

Omnichannel leadership
The Group has a market leading position in both at-home and away-from-home consumption31 and is well positioned to capitalise on the rapidly growing digital commerce (“dCom”) channel.32 For at-home consumption, the Group maintains a close relationship with key retailers such as supermarket chains across the world. The Group estimates that it is amongst the largest ice cream sellers in each of the key supermarket chains around the world, and is the largest seller amongst a large number of key retail chains33 in markets such as:
•
United States — Walmart, Publix, Albertsons and Ahold Delhaize;

•
Germany — Edeka, Rewe, Aldi, Lidl and Markant;

•
United Kingdom — Tesco, Sainsbury’s, Asda, Co-operative and Morrisons;

•
Mexico — BodegaAurrera, Walmart, Sofiana, Sam’s Club and Chedraui; and

•
France — Cooperative U (Enseigne) and Auchan.

The Group’s strong position in away-from-home consumption is supported by its approximately three million ice cream cabinets around the world. The Group estimates that it has an overall market share of approximately 30 per cent.31
Additionally, the Group has experienced notable success in increasing sales through the fast-growing dCom channel. In particular, the Group estimates that it has a leading position by retail sales in several of the largest and fastest growing pure-play dCom groups and quick commerce platforms, including JD.com, Amazon, Pinduoduo, Ocado, Doordash and Delivery Hero.34 The Group believes that the convenience of dCom will propel continued rapid growth of the platforms, and that it is well-positioned to benefit from such growth.
Global supply chain based on local-for-local production
The Group’s operations are supported by a comprehensive global supply chain with 30 manufacturing facilities, approximately 200 distribution centres, 327 production lines and 2,150 distributors, across six continents. The Group’s manufacturing facilities are geographically distributed to support its key areas of operations, including six sites in North America (Sikeston and Covington being the largest and second largest ice cream manufacturing facilities in the world, respectively), 11 in Europe, six in Asia, three in the Middle East, two in South Africa, one in Africa and one in Australia.
The Group’s manufacturing and distribution footprint allows it to pursue a local-for-local production principle in most of its largest markets. For example, in Turkey, the second largest national market for the Group, the Group’s operations are supported by two manufacturing facilities, one in Konya (in Anatolia) and one in Çorlu (in European Turkey). Together with 86 cold storage facilities located across the country, these two manufacturing facilities support a one-day lead time from production for the majority of the country by area, and a two-day lead time for the eastern section of the country.
In connection with the Group’s separation from Unilever, it has embarked on a comprehensive supply chain transformation programme, which is aimed at fully exploiting the potential of its supply chain fundamentals. The Group believes that through this programme, it will be able to unlock additional savings and efficiency through improving balance inventories and service rates, optimising its supplier pool, increasing asset utilisation and streamlining its route-to-market.

Company analysis based on third-party market data.

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices (excluding US).

Based on 2024 revenue, Company analysis partially based on NIQ FY24 Data and customer confirmations for US, Germany, UK, Mexico, France.

Company analysis partially based on NIQ FY24 Data and customer confirmations.

Revamped front-line first organisation with a new winning culture, and incentives aligned to growth strategy
As part of Unilever, the Group has undergone and, as a stand-alone entity, will continue to undergo, a number of commercial re-sets designed to make it fit for its new purpose and position the Group to take a leading role in the global snacking industry. Central to this transformation is the revitalisation of talent, including a new senior team with extensive food and beverage experience and proven track records in delivering success at publicly listed companies. The Group’s senior leadership team is well-equipped to leverage its many years of combined industry expertise to advance the Group’s strategic objectives. The team is supported by increased depth of leadership across the whole of the organisation, with dedicated general management of each of the Group’s business units who run the business end-to-end. By empowering local leadership, management can be more agile, with strategies and execution tailored to local consumer needs and trends. Coupled with this, the Group has launched renewed incentive arrangements aligned to the delivery of clearly defined growth and other strategic objectives. The Group’s commitment to aligning incentives with shareholder and other stakeholder interests reflects its focus on sustainable long-term value creation.
The Group has embraced a technology-enabled, frontline-first approach that empowers its workforce to excel. New systems and key performance indicators have been crafted to fit the Group’s operational and financial needs. The Group is fostering a winning culture marked by a significant increase in performance intensity, which not only strengthens the Group’s market position but also enhances its capacity for sustainable growth, while aligning with the Company’s broader goals of prosperity and community alignment.
Strategy: Re-founding Ice Cream
From the time the Group started operating as a separate business unit within Unilever in July 2022, it has begun to re-establish itself as a separate, focused, independent global category leader35 with the strategic control and operating focus to build a better-performing business. Ice cream is a growing €75 billion36 market with upside in the €470 billion36 snacking market with above average fast moving consumer goods return on invested capital.
As a separate business unit, and now as a standalone company, the Group is building a sharper, faster, and more accountable business, already delivering results through early productivity gains (such as automation upgrades at 21 manufacturing facilities in FY2024 contributing to a 23 per cent. reduction in food waste), a more efficient organisation (characterised by the removal of a layer of management and redeployment of personnel) and stronger in-market execution supported by revamped local management teams with end-to-end accountability.
The Group’s strategy centres on five interconnected levers:
•
Building a portfolio that drives value and penetration (through new consumption occasions and innovation);

•
Expanding availability, reach and execution;

•
Unlocking productivity to drive margin and growth;

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ESG strategy focused on building resilience, enabling innovation, and protecting licence to operate; and

•
Organisation and Culture: Built for focus, speed, and accountability, without compromising business integrity.

While the Group will continue to face challenges in the execution of its strategy, it is now operating with greater pace, a clear strategy, proven leadership and a strong platform for reinvestment. Since becoming a separate business unit, the Group has invested significantly in its cabinet fleet and its supply chain in order to drive growth and productivity.37 The Group is now confident in its ability to build a structurally improved ice cream business, one positioned for sustainable competitive growth, stronger margins and long-term value

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices, adjusted for economic ownership of brands in each market.

Company analysis based on third-party market data.

Between FY2022 and FY2024, the Group made €892 million worth of capital expenditure investment in its cabinet fleet and supply chain.

creation. The discussion below provides more details around the Group’s growth strategy. For a discussion of the challenges that might prevent the Group from executing its growth strategy successfully, see “Risk Factors”.
Building a Portfolio That Drives Value and Penetration
As a standalone company, the Group has redeveloped its growth model, not simply by launching new products, but by unlocking new consumption occasions, reshaping its portfolio and focusing innovation on scalable, high-return platforms. Whereas the Group’s growth model was historically more focused on growing in the premium segment of the industry, the Group’s re-developed growth model focuses on the entire pricing pyramid within the industry, and is built on leveraging its brands to grow consumption occasions and increase penetration within those occasions. By expanding the focus of the growth model beyond the premium segment, and growing occasions within the industry, the Group expects to accelerate growth, expand margins and keep the consumer at the core of the Group’s strategy.
Expanding consumption occasions through innovation
The Group is shifting from a brand-first model to an occasion-led growth engine focused on where, when and why consumers choose ice cream. By identifying key moments like weekday indulgences, BBQs, road trips, couch moments, or family gatherings, the Group designs its products, route-to-market and activations that meet consumers in the moments that matter.
The Group structures its occasion strategy around five distinct demand moments:
•
Indulgent delights: Premium experiences from brands like Magnum, Ben & Jerry’s, and Talenti, using proprietary textures and layered formats to elevate indulgence.

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Refresh & revive: Light and refreshing formats for both adults and kids, often seasonal or impulse-driven, led by brands like Twister and Calippo.

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Fuel up: Bite-sized, convenient formats for on-the-go and sharing snacking, including innovations like Magnum Bon Bons and snack bars.

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Bonding & sharing: Social and family formats that make ice cream part of everyday and festival rituals, from premium tubs to accessible multi-packs.

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Mindful choices: Health-forward options that balance taste and nutrition, playing in spaces like “high protein” through brands like Yasso.

This framework ensures that the Group’s innovation and communication are not only category-relevant but also occasion-right.
Competing across the full price pyramid to grow both margin and penetration
The Group’s portfolio is built to compete across the full price pyramid, from affordable, everyday formats to premium indulgent offerings, enabling the Group to serve all consumers across occasions, channels and income levels.
Premium offerings drive pricing power, margin mix and brand distinctiveness. Accessible formats support broad penetration and frequency, helping the Group win in mass channels driving volume efficiencies in its manufacturing facilities.
The Group supports this approach with a sophisticated country-specific, occasion-based pricing strategy, positioning the Group’s products not just within the ice cream category norms, but against the broader snacking market.
Focusing innovation on scalable disruptive platforms
The Group is moving from an innovation strategy focused on flavour renovations to a model that emphasises value per launch. The Group’s focus is on disruptive formats that unlock new usage occasions, have pricing power, and deliver scale across markets, such as Magnum Bon Bons.

The Group is investing in scalable innovation platforms, including:
•
Premium indulgence: Multi-textured formats like Magnum Brownie and seven-layer sticks that elevate sensory experience.

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Better-for-you snacks: Health-forward options like Yasso, 70 per cent. fruit sorbets and adult refreshment.

•
Format-led expansion: Portable and occasion-driven formats such as micro-treats, snack bars and bite-size, opening up new occasions like on-the-go snacking.

With an improved RD&I focus, dedicated category teams and faster test-and-learn cycles, the Group is building long-term market-making platforms, not just one-off novelties.
Expanding Availability, Reach and Execution
The Group’s growth is shaped not only by what it sells, but by where and how its products appear, because in ice cream, availability is everything. It is an impulse-driven category, one in which cold chain access, product visibility and speed to shelf determine sales. This is why the Group is transforming its go-to-market model to: expand access, strengthen execution and drive demand across every channel.
A dedicated salesforce built for ice cream
One of the most significant changes the Group has made is the deployment of an enlarged, dedicated ice cream sales team.
The sales team has three clear mandates:
•
To expand distribution, particularly in underpenetrated outlets;

•
To reduce out-of-stocks by improving availability and execution; and

•
To create perfect stores and shelves.

The impact of these mandates is already visible through broader coverage, improved store compliance and a more reliable presence across markets.
Elevating retail execution with the right tools and terms
Grocery retail is the Group’s largest commercial channel, and the Group is transforming how it operates within the channel to drive more profitable category growth.
The Group is strengthening its end-to-end revenue growth management (“RGM”) system, with smarter pack-price architecture, promotion design and occasion-based assortment strategies, tailored by channel. These tools are being rolled out market-by-market to drive margin and conversion.
In parallel, the Group is redefining its trade terms, moving towards agreements that are designed to fully reflect the economics of ice cream. As part of Unilever, the Group’s trade terms were negotiated by Unilever in order to accommodate a variety of consumer goods, many of which had different characteristics from ice cream. As a stand-alone business, the Group is free to negotiate trade terms that are tailored to the specific needs of an ice cream business. Trade terms touch all areas of the business, including the timing of deliveries, structure of promotions, replenishment costs, freezer space, cold chain logistics and seasonal dynamics.
These upgrades to the Group’s trading terms are not just improving execution, they are changing how the Group grows. By combining occasion-led innovation, sharper RGM and ice cream-specific trade structures, the Group aims to become market-makers with its customers, growing the category and creating the conditions for both sides to win.
Optimising cabinet fleet to drive away-from-home growth
At the heart of the Group’s away-from-home model is a global fleet of approximately three million freezer cabinets, a physical distribution network that gives the Group unparalleled access to consumers across parks, beaches, petrol stations and independent stores.

The Group is modernising this fleet by deploying smarter, energy-efficient units, using outlet-level data to target high-potential locations and improving service efficiency to reduce mislocated cabinets and boost sales per cabinet.
The Group has embedded new technologies to turn its cabinets from static assets into intelligent sales agents, including:
•
in-cabinet cameras enabling real-time stock visibility for faster replenishment;

•
a mobile app that lets shopkeepers in certain jurisdictions scan cabinets and receive AI-generated order suggestions, with similar technology deployed to allow on-the-ground personnel from the Company to assess replenishment needs; and

•
machine learning models that combine sales and weather data to forecast demand and thereby facilitate efficient and accurate cabinet re-stocking.

Over the next one to three years, the Group aims to equip an increasing proportion of its fleet and its personnel with these technologies, enhancing availability, improving conversion and strengthening route economics, with the aim of digitising its entire cabinet fleet by 2035.
Away-from-home is margin-accretive to the Group’s business, and its cabinet strategy is central to unlocking the full potential of the freezer fleet, turning a traditional asset base into a modern, data-enabled growth engine. The Group plans to grow its cabinet fleet by approximately 2 per cent. per year.
Building a winning model in digital commerce
Digital commerce is the Group’s fastest-growing channel, with approximately 28 per cent. sales growth CAGR from 2016 to 2024. Historically underpenetrated due to delivery and cold chain constraints, the retail landscape is shifting fast as consumers embrace mobile-first, on-demand shopping, opening up new potential for impulse categories.
The Group is building the infrastructure to lead in this new landscape, including:
•
strategic partnerships with digital commerce and delivery platforms;

•
optimised pack design, content and digital shelf architecture; and

•
precision marketing powered by partner data to drive conversion and repeat.

The Group’s goal is not just to transact, but to build brand equity and category relevance in digital-first environments. For many, especially younger, urban consumers, digital is where the Group’s brands are discovered, shared and bought.
The Group sees digital not just as a channel, but as a multiplier, expanding reach, deepening engagement and creating new paths to purchase that drive disproportionate value over time.
Expanding brands internationally
The Group’s brand portfolio gives it a powerful platform to expand internationally, with proven propositions, strong equities and clear white space in many markets.
The Group has a successful track record in scaling brands internationally. For example, Ben & Jerry’s expanded from 26 to 53 countries between 2010 and 2024, delivering approximately 7 per cent. CAGR, well ahead of global category growth. This was driven by a repeatable model, combining strong brand equity, disciplined entry and local execution.
The Group sees further upside in:
•
Yasso: A frozen yogurt brand (high protein, lower calorie), well-suited to markets with rising demand for mindful snacking.

•
Talenti: The leading US gelato brand,38 offering super premium indulgence through artisan-style products and transparent packaging.

The Group’s approach is not about exporting products, but scaling market-ready systems. With a leaner structure, faster decision-making and locally empowered teams, the Group is extending its brand footprint and unlocking new paths to growth.
Unlocking Productivity to Fuel Margin and Growth
As a standalone company, the Group is reshaping how it operates, structurally, commercially and technologically, to unlock margin expansion and reinvest for growth. The Group’s productivity programme was launched in 2024 and is targeting €500 million in savings over the medium term by leveraging efficiency across three core levers:
•
Supply chain transformation;

•
Overheads reduction; and

•
Tech-enabled operations.

Supply chain transformation
The Group’s supply chain transformation programme addresses the realities of the ice cream category from seasonality, energy intensity and frozen logistics to manufacturing complexity. As a standalone business, the Group is executing strategic pivots across five areas:
•
The Group is streamlining stock keeping units (“SKUs”) to reduce complexity while preserving category and price tier coverage, and targeting a 20 per cent. increase in equipment efficiency, a 20 per cent. reduction in waste, and reallocating approximately 25 per cent. of supply chain capital expenditure towards productivity-linked projects.

•
The Group is improving procurement through competitive buying, risk management, and end-to-end value chain simplification.

•
On the planning side, the Group aims to improve forecast accuracy by enhancing governance, segmentation and AI adoption.

•
The Group’s manufacturing and logistics networks are being rebalanced to reduce cost-per-tonne and improve seasonal responsiveness.

•
The Group is embedding a lean, end-to-end supply chain model with capability hubs to reduce overheads and improve capital return on investment.

These changes are expected to generate approximately €350 to €380 million in medium-term run-rate savings as part of the €500 million productivity programme.
Overheads reduction
Since the carve-out process began, the Group has rebuilt its organisation around leaner, accountable teams. This includes a frontline-first model with decentralised P&L ownership in 23 markets, a HQ focused on strategy and capital allocation, and tech-enabled support functions to drive de-layering. These design principles, and future productivity improvement enabled by technology investments, are delivering an organisation that is more efficient as a standalone ice cream business than as part of a larger multi-category group. The Group is targeting a reduction in overheads as a percentage of revenue of 1.5 per cent. by 2028, and to generate approximately €70 to €100 million in medium-term run-rate savings as part of the €500 million productivity programme.
Tech-enabled productivity
The Group is building a scalable technology stack to drive growth and efficiency. This includes consolidating multiple legacy ERPs into a single global platform, standardising data and processes for real time decision

Circana CY’24 Sales.

making, and setting up capability hubs in Mexico and Poland. These changes are expected to generate approximately €30 to €50 million in medium-term run-rate savings as part of the €500 million productivity programme.
Sustainability Strategy
The Group’s sustainability strategy is focused on its material sustainability matters relating to climate, sourcing of raw materials, plastics and salient human rights. It will build on existing programmes, such as energy-efficient cabinets, responsible sourcing of cocoa and its award-winning vanilla value chain programme, to build business resilience and achieve greater positive outcomes for society. The Group’s sustainability strategy and targets will be refined over time through ongoing engagement with its stakeholders while taking into account evolving compliance obligations.
Organisation and Culture: Built for Focus, Speed, and Accountability
The Group has been deliberately designed for a standalone future with the structure, leadership, and culture to drive growth, accountability and long-term value creation.
The Group operates across three reportable segments, divided into 23 performance units with full end-to-end ownership. This structure encourages a growth mind-set and culture of accountability by providing local management teams fulsome control over their performance units, with tailored performance targets and an incentive structure that rewards long-term value creation. Local management teams are not constrained by budget allocations that are spread across multiple categories (as was the case before the Reorganisation) —  they are incentivised to find new outlets to grow sales volumes, and to act with speed and agility. The local management teams are supported by a lean corporate centre focused on strategy, capital allocation, compliance and governance. Compared to the Group’s prior structure, it has removed one management layer, reducing headcount while improving execution and decision speed.
This structural reset has been matched by a refresh in the Group’s management team: over 85 per cent. of the Group’s top 100 leaders are new to their roles, bringing energy, focus and alignment, as well as extensive food and beverage experience and proven track records in delivering success at publicly listed companies. All members of the Senior Management Team will have completed at least one full season prior to the Demerger and are all empowered with clear mandates, decentralised decision rights and outcome-based incentives.
The Group’s culture is defined by “The Ice Cream Way”, driving performance, consumer focus and execution discipline, ensuring accountability and integrity. These principles are embedded in leadership, performance management and daily operations, with incentives fully aligned to deliver the Group’s growth objectives.
Key Brands
The Group’s extensive brand portfolio covers the global ice cream market across the full spectrum of demand moments and pricing categories, all of which drive the Group’s strategy.
The Group’s brand portfolio is led by its four power brands: The Heartbrand (an “umbrella” brand with numerous well-known sub-brands), Magnum, Ben & Jerry’s and Cornetto. Complementing these global power brands, the Group’s extensive portfolio also includes more than 100 local and regional brands, including sub-brands of The Heartbrand, and high-growth and occasion-led brands, many of which are a local market-leader in their respective markets. These brands significantly contribute to the Group’s global position, showcasing both established local presence and dynamic growth profiles.
As of 31 December 2024, more than 90 per cent. of the Group’s revenue came from its portfolio, with the remaining 10 per cent. from value accretive licensed products.
Global power brands
The Group’s global power brands: The Heartbrand, Magnum, Ben & Jerry’s and Cornetto, combined, accounted for €6.5 billion, or 82 per cent., of the Group’s revenue for FY2024. These brands benefit from unparalleled market recognition and consumer loyalty. The following table provides a snapshot of these power brands.

The Heartbrand (Wall’s) (“Everyone’s happy”)
Founded in 1913 by Thomas Wall, Wall’s first ventured into the ice cream market in the early 1920s alongside its acquisition by Unilever and the advent of large commercial freezers. At its inception, Wall’s was distributed primarily via bicycle cart, pioneering ice cream sales for away-from-home consumption and revolutionising the way ice cream is sold. Today, The Heartbrand is the most prominent global ice cream brand, selling over 1 billion ice creams annually in more than 70 countries. Known for its diverse portfolio of more than 40 sub-brands (including Solero, Calippo, Carte d’Or and Twister), The Heartbrand’s branded products are well-diversified across demand occasions, price points and formats. In 2024, The Heartbrand held leading positions by retail sales in 21 countries, including Germany, Turkey, the Philippines, Mexico, Indonesia, Brazil, the Netherlands and Italy.39 In FY2024, The Heartbrand’s products contributed €2.8 billion to Group revenue for the period.
Magnum (“True to pleasure”)
Launched in 1989, Magnum was the first chocolate-coated hand-held ice cream created as the world’s first premium ice cream for adults. Today, Magnum is a leading global brand, selling 1 billion units annually in more than 65 countries around the world. Magnum ice cream pints, bites and sticks are made from highest quality ingredients to match its premium market positioning, focusing primarily on “indulgent” occasions and demand moments. Magnum is the number one brand in eleven countries, including France, Spain and the United Kingdom.40 In FY2024, Magnum contributed €1.8 billion to Group revenue for the period.
Ben & Jerry’s (“Peace, love & ice cream”)
Ben & Jerry’s was established in 1978, when Ben Cohen and Jerry Greenfield opened their first ice cream scoop shop in Burlington, Vermont. After expanding across the United States and in Europe, the company was acquired by Unilever in 2000 and continued to expand its geographic reach under Unilever’s ownership. Today, Ben & Jerry’s is the second largest ice cream brand by sales in the United States.41 In the United Kingdom, Ben & Jerry’s is the second largest ice cream brand by sales.40 It is sold in over 45 countries across the world. Ben & Jerry’s iconic ice cream range includes more than 98 flavours, available in dairy, non-dairy and gluten-free options, primarily targeting indulgent occasions supported by strong premium market positioning. In FY2024, Ben & Jerry’s contributed €1.1 billion to Group revenue for the period. Unlike the other brands within the Group’s portfolio, Ben & Jerry’s is subject to a bespoke governance arrangement, whereby the board of directors of Ben & Jerry’s Homemade Inc. (a subsidiary of the Company) includes independently appointed directors and retains primary responsibility for the brand’s “social mission” and “brand integrity”. For further details of this governance arrangement, see “Item 6. Directors, Senior Managers and Employees”.
Cornetto (“Unwrap your summer”)
Cornetto was launched in 1959 as the world’s first mass-marketed ice cream cone and acquired by Unilever in 1976. Leveraging strong consumer recognition developed over decades, the Group has successfully expanded

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices. The Heartbrand is not listed as a global brand name in Euromonitor’s data and its position is calculated based on the Group’s internal classification.

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices.

Company analysis based on Circana CY’24 Sales.

its Cornetto offerings to include a diverse range of flavours and formats, featuring full-sized cones, minis and bites all centred around the classic Cornetto cone. Cornetto is sold in over 50 countries across the world and holds the number five position by sales globally, with the number one position in Italy and the number two position in the Philippines and Austria.42 In FY2024, Cornetto contributed €0.7 billion to Group revenue for the period.
Local heroes, high-growth brands and partnerships
The Group’s diverse local brand portfolio, including the sub-brands of The Heartbrand, complements the strength of its power brands, featuring over 100 highly-recognisable brands that play strategic roles within their respective markets. These range from local and regional leaders with decades of heritage and established brand recognition, to high-growth and occasion-specific brands. Collectively, these local heroes and high growth brands reinforce the Group’s leadership across emerging and developed markets globally. They enable the Group to offer distinct value propositions aimed at addressing specific consumption occasions, formats and price points, and filling “white space” in the markets in which the Group operates. The Group’s key brand categories falling outside its power brands include:
•
Local heroes: Iconic brands such as Breyers, Klondike and Popsicle, benefit from strong heritage, deep brand awareness and product innovation. The Group’s local heroes contributed €1.5 billion to Group revenue for FY2024, and accounted for 8 per cent of retail ice cream sales in the United States in that year.43

•
Better-for-you: These brands are dedicated to promoting lifestyle nutrition, and serve to expand the Group’s portfolio into new categories and formats like fibre, dairy-free, hydration-enhancing and sugar-free products. This category includes premier frozen yogurt brand Yasso. The acquisition of Yasso has enabled the Group to unlock growth into new categories and formats in lifestyle nutrition, capturing market share amongst rapidly emerging consumer trends. Between FY2022 and FY2024, Yasso sales grew at a CAGR of approximately 20 per cent., demonstrating significant market opportunity in the category.

•
Ultimate indulgence: These are fast-growing premium brands such as Talenti, the Group’s premium gelato offerings. These brands provide opportunities to expand geographically and enhance ultra-premium offerings that drive growth, particularly in developed markets. With Talenti, the Group occupies the top position in the US super premium gelato segment.44 Between FY2022 and FY2024, Talenti sales grew at a CAGR of approximately 3.5 per cent. and offers significant opportunity for cross-border expansion.

•
Brand partnerships and licences: The Group partners with renowned brands to deliver collaborative innovations. For example, the Group has successfully launched partnerships with iconic snacking brands to introduce innovative ice cream products. The Group’s partnership and licencing arrangements facilitate geographical expansion and penetration of new and select consumption occasions, such as snacking, on-the-go treats and day-out delights.

Products and Customers
Products
The Group sells products for at-home and away-from-home consumption, though many products lend themselves to both categories. Examples of products targeted towards at-home consumption include ice cream tubs, pints and multi-packs of ice cream cones, sticks, and bars. These products are defined as larger sized, multi-serving products more suitable for at-home consumption. Examples of products targeted for away-from-home consumption include single portions of ice cream cones, sticks, bars and mini cups (which are generally intended to be consumed “on-the-go” after purchase by the consumer).
Products targeted for at-home-consumption are typically sold through larger retail outlets such as hypermarkets, supermarkets and convenience stores (including the likes of Walmart, Albertsons, Edeka, Aldi,

Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices.

NIQ FY24 Data.

Circana CY’24 Sales.

Tesco, Sainsbury’s, Asda, BodegaAurrera and Carrefour, to name a few), whereas products targeted for away-from-home consumption are typically sold through smaller retail establishments, such as convenience stores (including, among others, 7-Eleven, Speedway and Couche-Tard), newsagents, gas stations, food service outlets and other strategically relevant locations (like leisure centres), where the Group’s freezer cabinets are strategically placed and stocked with the Group’s products. The majority of the Group’s products, whether targeted for at-home or away-from-home consumption, are also sold through the Group’s fast growing digital commerce business, which is described in more detail below.
Customer arrangements
The Group’s contracts with supermarkets and other large retailers are typically governed by annual business plans which, in many markets, also include pricing terms that are reviewed annually. In Europe, contractual arrangements with large retailers are often negotiated on a multi-country basis with customers that operate in more than one country in the region, or with buying alliances created by customers from different countries. Some retailers operating in the same country will also form in-country buying alliances with whom the Group will contract. As part of its overall arrangements with larger retail customers and retail alliances, the Group will often enter into one or more agreements for the provision of services from the retailer or retailers back to the Group, which could include services relating to the provision of data or market intelligence, or commitments around promoting the sale of the Group’s products.
In the US market, the Group also employs a “concessionaire model” for the sale of products targeted for away-from-home consumption. The model is based on a direct store delivery model and provides each concessionaire with the exclusive rights to sell certain of the Group’s products in a specific geographic region. These arrangements encourage concessionaires to invest in long-term sustainable growth in their region. The Group has arrangements in place with 16 concessionaries which represent approximately 75 per cent. of volume of ice cream targeted for away-from-home consumption sold in the United States.
The Group also contracts with “club stores”, such as Costco and Sam’s Club, to effectively sell its products to consumers. A common feature of its arrangements with club stores includes wholesale agreements, whereby the Group supplies products in larger bulk quantities but at discounted prices and limited-time promotions or member-only products that drive traffic to the store and encourage bulk buying.
In all of its markets, the Group will sometimes provide financial incentives to its customers to assist in the distribution and promotion of its products to the consumer. In certain markets, these incentives include, among other things, volume-based rebates, growth-based rebates, product placement fees, pricing discounts, promotions and displays. New product support includes targeted consumer and retailer incentives and direct marketplace support, such as point-of-purchase materials, product placement fees, media and advertising.
Cabinet fleet
The Group is able to drive market penetration and volume growth through its extensive network of ice cream freezer cabinets, which are deployed at large and small retail locations, targeting both at-home and away-from-home consumption. The Group owns, freely loans and maintains approximately three million freezer cabinets across its markets, representing an estimated 30 per cent. of ice cream freezer cabinets worldwide.45 The Group has experienced a direct correlation between freezer penetration and both volume and market share growth, in particular in developing markets. Management believes that this significant freezer penetration therefore represents a unique competitive opportunity for the Group.
The Group has also recently begun imbedding AI-enabled digital monitors into its freezer cabinets, which provide real-time data insights to retailers, while also monitoring stock levels, and immediately triggering replenishment when stocks run low, enhancing in-store execution. Unlike a more traditional cabinet, which lacks automated insights and relies on manual checks and ordering, the AI-enabled cabinet continuously captures images of its contents, identifies SKUs and assesses stock levels. The information is processed through specialised AI software that translates visual data into actionable, SKU-level insights and auto-generates replenishment orders, reducing out-of-stocks and improving sales effectiveness.

Company analysis based on third-party market data.

The AI used by the Group in respect of its cabinet fleet primarily comprises computer vision algorithms embedded in four deployment models: (i) retrofit camera hardware, (ii) original equipment manufacturer (OEM) factory-fitted systems, (iii) mobile snapshot applications (referred to as a snapshot model) and (iv) marketing insight solutions, each of which is described below:
•
Retrofit camera hardware — Retrofit camera hardware can be retrofitted into existing cabinets. The integrated camera records images inside the cabinet on a regular basis (with varying frequency depending on whether it is high season or not), and translates the images into SKU-level data analytics, which can be sent directly to a desired location. The integrated camera also provides location and temperature alerts, average fill level per cabinet, share of shelf and lost opportunity data, all of which can be used by the Company and retailers alike to optimise stocking strategies.

•
OEM factory-fitted systems — OEM factory-fitted systems refers to the camera hardware described above, in circumstances where it is installed in new cabinets rather than being retrofitted into existing cabinets.

•
Mobile snapshot applications (snapshot model) — The snapshot model enables a salesperson to record an image of a cabinet by mobile phone, which image is automatically sent for processing via an application and is translated into SKU-level data analytics which, like in the case of the camera hardware, can be sent directly to a desired location. Like the camera, the snapshot model also provides average fill level per cabinet, share of shelf and lost opportunity data.

•
Marketing insight solutions — Marketing insight solutions use data analytics to help the Company and retailers alike better understand consumer behaviour, market trends, and product performance. This model makes use of an external camera which captures images of each transaction, and automatically applies data analytics for the purpose of assessing consumer behaviour relating to levels of demand generally, product pulls at different times of day, temperature gauging, door open/close times and other decision-useful information for the Company and retailers.

As of 31 December 2024, the Group had over 60,000 AI-enabled smart freezer cabinets installed at retailers across the world. A key pillar of the Group’s strategy involves the continued upgrading of its cabinet fleet from both a technology and a sustainability perspective, which is described above under “— Strategy: Re-founding Ice Cream”.
Digital Commerce
The majority of the Group’s products are available and distributed through three digital commerce businesses in more than 30 countries, catering to various on-demand consumer needs.
The Group intends to continue to grow its digital commerce business through partnerships with grocery retailers, QSR chains and rapid delivery platforms, in order to address additional consumption occasions.
Geographical Regions Based on the Group’s Reportable Segments
The Group reports its results across three segments: (i) Europe and ANZ; (ii) Americas; and (iii) RoW. See “Note 2. Segment information” of the Combined Carve-Out Financial Statements and “Item 5. Operating and Financial Review — 5.A. Operating Results — Results of Geographical Operating Segments” for detailed financial information on the Group’s reporting segments.
Across these regions, 69 per cent. of Group revenue was generated from developed markets in HY2025, with the remaining 31 per cent generated from emerging markets. In FY2024, 70 per cent. of Group revenue was generated from developed markets, with the remaining 30 per cent. generated from emerging markets. The following graphics set out the percentage of revenue generated by each of the Group’s geographic regions in HY2025 and FY2024.

HY2025	FY2024

Europe and ANZ
The Group’s largest geographical region by revenue is Europe and ANZ, comprising the Group’s sales in more than 38 countries, including Germany, the United Kingdom, Italy, France, Australia, Spain, the Netherlands and Sweden, among others. The Group generated revenue of €1.9 billion (or 41 per cent. of Group revenue) and €3.1 billion (or 39 per cent. of Group revenue) from the Europe and ANZ region in HY2025 and FY2024, respectively.
In HY2025 and FY2024, 97 per cent. of the Group’s revenue in the region was derived from its highly recognised power brands. In FY2024, Magnum ranked number one by sales in the United Kingdom, France, Spain, Switzerland and Austria, while The Heartbrand ranked number one by sales in Germany, Italy and the Netherlands.46
The region derives the majority of its revenue from at-home consumption, where the Group was the leading ice cream retailer by sales in all five of the top five grocery retailers in Germany, the United Kingdom and Italy in 2024.47 The Group also generates a significant amount of revenue from away-from-home consumption (contributing approximately one third of revenue in both HY2025 and FY2024), supported by approximately 900,000 freezer cabinets in the region.
Americas
The Americas region is the Group’s second largest by revenue, comprising its sales in 12 countries, including the United States, Mexico, Brazil and Canada, among others. The Group generated revenue of €1.5 billion (or 33 per cent. of Group revenue) and €2.9 billion (or 36 per cent. of Group revenue) from the Americas region in HY2025 and FY2024, respectively, the majority of which came from the United States.
With a population exceeding 1 billion, the Americas region comprises diverse local market landscapes across North and South America. In the United States, the world’s largest ice cream market, the Group’s portfolio caters to a broad spectrum of consumers and demand moments, focusing on premium and super-premium products. In FY2024, the Group had a 22 per cent. share of retail sales in the United States, as well as the number two ranked brand, Ben & Jerry’s.48
In the United States, the Group generates the majority of its revenue from at-home consumption, supported by leading sales across a majority of the top grocery retailers in the region.49 In South America, the Group derives the majority of its sales from away-from-home consumption, and is particularly well-positioned in high growth markets such as Mexico, Brazil and Ecuador.

Company data.

Company analysis partially based on NIQ FY24 Data and customer confirmations.

Circana CY’24 Sales.

Based on 2024 revenue, Company analysis partially based on NIQ FY24 Data and customer confirmations.

52

RoW
The Group generated revenue of €1.1 billion (or 26 per cent. of Group revenue) and €2 billion (or 25 per cent. of Group revenue) from the RoW region in HY2025 and FY2024, respectively. The Group derives the majority of its revenue in the RoW region from away-from-home consumption, which accounted for 71 per cent. and 68 per cent. of RoW revenue in HY2025 and FY2024, respectively, driven primarily by strong cabinet penetration and expansive distribution capabilities. The Group’s largest markets in the RoW region are Turkey, China, the Philippines and Indonesia.
In Turkey, the Group’s leading market in the RoW region, the Group had an over 80 per cent. market share in FY2024.50 The Group’s primary brands in Turkey are The Heartbrand and Cornetto, which ranked the first and third brands, respectively, by retail sales in Turkey.51 Turkey contributed €361 million and €649 million of the Group’s total RoW revenue in HY2025 and FY2024, respectively. Sales in Turkey are driven, in part, by the Group’s significant cabinet penetration, which surpassed 300,000 in FY2024.
In China, the Group generates the majority of its revenue from strong away-from-home consumption, supported by a robust innovation programme and efficient distribution networks. The Group’s primary brands in China are Cornetto and Magnum, which are ranked the fourth and fifth brands in the country by retail sales in 2024.52 The Group generated €270 million and €317 million in revenue from China in HY2025 and FY2024, respectively.
In Indonesia, the Philippines, Thailand and Malaysia, the Group ranks first amongst ice cream retailers by retail sales according to Euromonitor. In Indonesia and the Philippines, the Group’s third and fourth largest markets in the region, the Group is reinvesting in building a larger presence by leveraging its brand strength and market development knowledge to further drive penetration and consumption.
Other key markets in the RoW segment include Israel and Pakistan, where the Group ranks first by retail sales, and South Africa, where the group ranks second by retail sales as of FY2024.52 Once the Group acquires Unilever’s ice cream business in India, which is expected to occur in 2026, India will also represent a key market in the RoW segment. See “Reorganisation and Demerger — Reorganisation — Deferred Territories —  India”.
In the short to medium term, the Group intends to focus on creating affordable supply chains in Pakistan while improving availability through distribution to stimulate consumption. The Group also aims to secure early market entry in highly populous countries like Nigeria, Ethiopia, Egypt, Bangladesh and countries across the Middle East currently exhibiting nascent levels of ice cream consumption.
Manufacturing and Logistics
Materials and suppliers
The Group sources raw materials, packaging and other materials from a comprehensive network of approximately 2,000 third-party suppliers. The primary raw materials used in the production of the Group’s ice cream are dairy products, sugar, cocoa, cocoa byproducts, vanilla and vegetable oils. The Group produces wafer cones in some key locations and sources cones, fruits and inclusions such as nuts, confetti and pralines from third-party suppliers. The Group has identified multiple suppliers for most of these raw materials to ensure supply security, and it purchases supplies on a Group-wide basis to maximise economies of scale. The supply of cocoa remains geographically concentrated in West Africa, in particular Ghana and Côte d’Ivoire, while the supply of vanilla remains geographically concentrated in Madagascar. For scarce commodities, such as cocoa and vanilla, the Group is focused on diversifying the country of origin of its supply to ensure resilience against supply chain challenges in specific countries.

NIQ FY24 Data, excluding discounters.

Company analysis partially based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices. The Heartbrand is not listed as a global brand name in Euromonitor’s data and its position is calculated based on the Group’s internal classification.

Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in EUR, y-o-y ex. rates, current prices.

The majority of the Group’s contracts with suppliers for raw materials are governed by annual or bi-annual purchase agreements with termination rights for service failures, quality issues and unpredictable events. When such purchase agreements are due to expire, the Group prepares and sends invitations for tenders to new and existing suppliers. For certain strategic, high value raw materials, such as cocoa and vanilla, the Group enters into multi-year contracts with suppliers to ensure resilience against supply chain disruptions and pricing volatility. Additionally, the Group takes actions to reduce overall material expenses and exposure to commodity price fluctuations, including through the use of forward purchase and fixed-price contracts. The Group opportunistically enters into these arrangements when it believes favourable prices can be secured for specified future periods or when customer prices are contracted ahead of time, reducing exposure to near-term price fluctuations.
Warehousing, distribution and route-to-market models
The Group primarily relies on third parties for: (i) the shipping of raw materials from origin to central hubs; (ii) the transportation of raw materials from central hubs to manufacturing facilities; and (iii) transportation of products from the manufacturing facilities to distribution centres (“DCs”) and then to retail distribution points in each country where products are sold.
The Group utilises a highly distributed network of DCs which are either owned or leased from third-party logistics partners, where it serves as an anchor tenant. The majority of the Group’s inventory is stored at the DCs until the time of distribution. Additionally, the Group contracts specialised cold chain third-party providers for the transportation of its products from DCs to its customers. For international exports, the Group contracts with international carriers to export its products from exporting manufacturing facilities into the various markets in which the Group operates.
For large supermarkets and retailers, the Group distributes products from its central DCs directly to its customers’ warehouses. For smaller retail stores, the Group distributes its products either through distributors (concessionaries) or directly through its last-mile logistics network.
Manufacturing facilities
The Group’s products are manufactured at its 30 manufacturing facilities, which are located across six continents. The Group owns, leases or has a right to use all of its facilities. Following the completion of the demerger, it is expected that Unilever’s ice cream business in India will be transferred to the Group as further described in “Reorganisation and Demerger — Reorganisation — Deferred Territories — India”. Upon completion of the transfer of the ice cream business in India, the Group will have a total of 33 manufacturing facilities.
The Group’s manufacturing footprint is geographically aligned with its key markets around the world, which allows products to be regionally sourced and more easily tailored to local needs. The Group’s manufacturing units are responsible for the production and packaging of its products, and ensuring that the Group’s products are delivered at the right quality, cost and time, in order for the supply to satisfy the demand generation activity for its business.
The majority of the Group’s manufacturing facilities meet the standards of the International Organization for Standardization (ISO), an international industrial and commercial standard-setting body.
The illustration below provides an overview of the facilities owned or operated by the Group during FY2024 (including India, which is a deferred territory, as discussed elsewhere herein).

The below table provides additional details on the Group’s material manufacturing facilities:
Location	Products Produced	Capacity (millions of litres/year)	Total sq. metres (thousands)
Sikeston North (USA)	Jars, Tubs, Pints, Moulded Sticks and Extruded Sticks and Extruded Stickless	239	321
Covington (USA)	Jars, Tubs, Moulded Sticks and Extruded Stickless	217	330
Çorlu IC (Turkey)	Tubs, Pints, Moulded Sticks, Extruded Sticks, Extruded Stickless, Cones, Cups, Logs and Wafer Cones	238	65
Heppenheim (Germany)	Tubs, Moulded Sticks, Extruded Sticks, Extruded Bites, Cups and Logs	186	114
Pasig IC (Philippines)	Tubs, Moulded Sticks, Cones and Cups	141	28
Gloucester (United Kingdom)	Tubs, Pints, Moulded Sticks, Extruded Sticks, Cones, Cups and Logs	121	100
Caivano (Italy)	Tubs, Moulded Sticks, Extruded Sticks, Cones and Wafer Cones	164	167
Cikarang IC (Indonesia)	Tubs, Moulded Sticks, Extruded Sticks, Extruded Bites, Cones and Cups	116	60
Minburi IC (Thailand)	Tubs, Moulded Sticks, Extruded Sticks, Extruded Bites, Cones and Cups	102	38
Konya IC (Turkey)	Tubs, Pints, Moulded Sticks, Extruded Sticks, Cones and Wafer Cones	139	297
Tultitlan IC (Mexico)	Tubs, Pints, Moulded Sticks, Extruded Sticks, Extruded Stickless and Cones	99	110
VT Saint Albans (USA)	Tubs and Pints	94	17
Veszprem (Hungary)	Tubs, Pints, Extruded Sticks, Extruded Stickless and Cones	120	73
Banino (Poland)	Tubs and Extruded Sticks	134	190
Lahore ICF (Pakistan)	Tubs, Moulded Sticks, Extruded Sticks, Extruded Stickless, Cups and Cones	88	150
Hellendoorn (Netherlands)	Moulded Stickless, Pints and Cups	75	28

The Group’s key manufacturing facilities typically run with an average capacity utilisation of around 70 per cent.
Inventory
The Group’s supply chain, combined with its ERP solution, is designed to maintain sufficient quantities of desired finished products available to meet the needs of customers and consumers, while optimising inventory throughout the supply chain.
The supply chain is triggered by the demand for products from each of the markets in which the Group operates. The Group’s marketing and demand planning units use tech-enabled solutions to review forward demand and capacity constraints in order to create demand forecasts. These demand forecasts are collected by the inventory planning units, reviewed for production capacities and then submitted to the manufacturing facilities, and the aggregate of these forecasts is used as the basis for the Group’s production planning. Through inventory visibility in the Group’s supply chain, manufacturing facilities can optimise their production planning, while ensuring optimised service levels. The Group maintains flexibility in its manufacturing facilities in order to ensure it can meet demand on a timely basis.
Technology-enabled Marketing and Demand Creation
Management believes that the Group has an opportunity to build on its world-class brand portfolio through a modern, technology-empowered marketing approach designed to drive relevance, reach and growth at scale. The Group’s marketing strategy is anchored in four key pillars:
•
Brand superiority: The Group elevates brand equity through a superior product experience, increased distribution coverage and consistent messaging that reinforces each brand’s distinctive role.

•
Occasion and need-based demand creation: The Group aligns product offerings to real consumer occasions and demand moments, whether emotional, seasonal or functional, using data-driven insights to unlock incremental growth opportunities.

•
Technology-powered, social-first activation: By harnessing emerging technologies, the Group generates dynamic, occasion-relevant content at speed. Social media and influencer-led strategies allow the Group to connect with culture, engage diverse audiences and optimise performance in real time.

•
Smart innovation and pricing architecture: The Group develops innovations that are both meaningful and commercially sharp, leveraging insights to optimise format, pack and pricing strategies reflecting local market dynamics.

The Group believes that its product research provides a thorough understanding of its markets, which, coupled with key differentiators such as superior brand recognition, strong development resources, customer service and support capabilities, broad geographic reach and large-scale production resources, contributes to enhancing its marketing capabilities and solidifying its position as a preferred supplier in the industry. Superior service is also critical in the industry. The Group approaches sales and marketing with sales teams possessing specialised product and regional market knowledge, as well as product development personnel who co-ordinate development activities. The Group’s scale enables the dedication of certain sales and marketing efforts to particular products, customers, or geographic regions, developing expertise that is valued by customers. Many customer relationships stem from existing connections of owners or management of companies the Group has acquired, with retained owners often continuing to play key roles in those relationships.
Sales representatives are trained to maintain a general familiarity with all products, enabling the Group to leverage cross-selling opportunities. This training has led to sales personnel developing a deep understanding of the product lines, in addition to the specific operations and needs of individual customers. This expertise allows the Group to cultivate profitable new business, develop highly effective partnering initiatives with key customers, meet or exceed customer needs and expectations regarding product quality and innovation and differentiate its products from competitors.

Innovation, Research, Food Safety and Compliance
Product research, design and innovation
The Group’s RD&I development facilities comprise a comprehensive network of 12 RD&I centres, integrating a combination of dedicated sites and shared sites operated pursuant to long-term lease agreements with Unilever, all designed to bolster a wide array of functions and foster innovation.
Key components of the Group’s RD&I network include:
•
The Group’s global innovation lab and advanced manufacturing centre for design and rapid prototyping located in the UK.

•
The Group’s five innovation and experience centres located in the United States, Mexico, the United Kingdom (with a creative kitchen and experience centre co-located at the Group’s Netherlands headquarters), Turkey and Thailand.

•
The Group’s six innovation centres located in other strategic markets, including the United States, Brazil, Israel, Indonesia, China and Australia.

The Group leverages its RD&I facilities and significant in-house expertise to ensure the sustained vitality of its brands and enable it to proactively meet its customers’ and end consumers’ needs. Over the last three fiscal years, the Group has made significant investments in its dedicated RD&I function, with a focus on leveraging science and technology to deliver market-leading capabilities across several key areas: (i) product safety, quality and nutrition; (ii) product microstructure and designer components; (iii) precision engineering; (iv) intelligent selling systems; (v) impactful packaging; and (vi) design for experience accelerated by the latest digital tools across the full spectrum of the product life cycle, each as further described below:
•
Safety, quality and nutrition: The Group utilises the latest methods and protocols for assessment of food safety with its full portfolio adhering to applicable standards and regulations. In addition, the Group has established a nutrition strategy whereby it utilises the latest scientific and technological developments in the food industry to deliver products with responsible nutritional content.

•
Product structure and designer components: The RD&I function leverages its expertise to develop new ice cream formulations and market-leading innovations in texture, format and taste. The Group utilises the latest developments in biotechnology and physics to create unique formats and tastes. Additionally, the Group has developed predictive models that help design and test new ice cream recipes, allowing real-time virtual design of ice cream formulations.

•
Precision engineering: The Group uses advanced manufacturing techniques and modular digital lines to enable rapid prototyping, allowing for fast development and roll-out of new proprietary formats and features. The Group’s engineering teams also apply robotics, digital vision and state of the art software solutions to digitise and operate its manufacturing facilities with maximum efficiency.

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Intelligent selling systems: The Group makes extensive use of digital technology for real-time monitoring and automation, as well as targeted investment in carbon reduction technologies to drive increasing supply chain efficiency and sustainability.

•
Impactful packaging: The Group employs pioneering packaging designs that amplify consumer experience while ensuring safety and recyclability.

•
Design for experience: The Group employs methods that are grounded in neuroscience to design superior and multisensorial experiences for consumers. The Group’s innovation process is also enhanced by the use of consumer data to improve its market intelligence.

The Group has a strong ecosystem supporting the development of new and alternative ingredients, formulations, manufacturing equipment, packaging and freezer cabinets. The Group achieves intellectual property generation and speed-to-market by utilising specialist internal and external expertise and resources. The Group’s RD&I ecosystem includes: academic experts; ingredient, equipment and packaging suppliers; RD&I service providers; and consumer research and design agencies. The Group has built world-class innovation partnerships across key strategic areas, such as vanilla, chocolate and flavour, driving superior consumer experiences. The Group will continue to expand its ecosystem to include new partners where necessary to drive growth.
Food safety, quality and compliance
The Group has a comprehensive food safety and quality programme to ensure products are safe, high-quality and fully compliant with applicable regulations. This includes stringent food safety and quality requirements for raw material and supplier approval, product design and development, as well as for manufacturing and cold chain management. Rigorous processes are also in place for on-pack labelling and claims management, to ensure compliance with applicable regulations whilst providing the clarity and transparency needed for consumers.
In addition, verification mechanisms (such as the monitoring of raw materials and suppliers; internal auditing and external certification of the Group’s manufacturing facilities; and focused regulatory compliance audits) provide ongoing assurance that the Group’s food safety and quality programme is properly implemented “end-to-end” and remains effective at all times.
The Group’s quality control and assurance programmes are designed to enable strict compliance with all applicable government mandates regarding the safe manufacture of foods. Quality control policies and procedures are strictly monitored and enforced at all of the Group’s manufacturing facilities. All plants ensure product consistency to a designed standard of product quality.
The Group is subject to extensive food safety regulations and is subject to governmental food processing controls in each of the countries in which it operates, including Regulation EC/178/2002 for European Union Member States, the Food Safety Modernization Act (US), Codex Alimentarius (international standard) and the ASEAN Food Safety Regulatory Framework. The Group is also regularly inspected by various national and local regulatory authorities. For a more detailed discussion of the regulatory frameworks under which the group operates, please see “— Regulatory Overview — Food safety regulations” below.
Intellectual Property
Intellectual property (“IP”), including trademarks, trade names, domain names, copyrights, design rights, patents, trade secrets and confidential information, amongst other things, is an important part of the Group’s business, and IP assets are, in the aggregate, of material importance to the Group’s business. The Group’s most material IP assets are its power brands, in particular Ben & Jerry’s, Cornetto, Magnum and The Heartbrand, as well as the Group’s other major brands, including Calippo and Twister, and their associated logos, which are wholly owned by the Group. The Group believes that it has taken, and will continue to take, appropriate available legal steps to protect its IP, including registering its trademarks on multiple registries worldwide.
The Group uses all of its major trademarks and it renews the registrations for such trademarks for as long as the Group uses them. In accordance with the applicable laws and regulations of each relevant jurisdiction, the Group’s patents have a defined duration of typically 20 years and must be renewed within this 20-year period (after which they cannot be further renewed).
Information Technology
The Group currently uses a number of Unilever IT systems for operational, business and technology support under the terms of the GTSA. Unilever’s IT systems provide support for the Group in the areas of IT infrastructure and support services, financial services and support, operations management services, distribution services, logistics and supply-chain management. Such transitional services agreements are expected to remain in place for a maximum period of 30 months from 1 July 2025, which includes a three-month ramp down phase. For more information on the GTSA, see “Item 10. Additional Information — 10.C. Material Contracts — Global Transitional Services Agreement”.
For the duration of the GTSA, the Group will continue to rely on Unilever’s SAP platform to manage and operate its key business functions, including its supply chain management, product manufacturing and distribution and order processing for a large part of its business operations. IT operations are primarily managed by third parties, with automated reporting and accounting solutions through an ERP solution on an SAP platform. These solutions provide the Group with central insight into inventory, manufacturing and sales data across its segments. In the event of a failure of Unilever’s IT systems, Unilever maintains back-up systems and disaster recovery plans. Through the GTSA, the Group has access to Unilever’s back-up systems and disaster recovery plans in the event of a failure of Unilever’s IT systems. In regard to the independent IT systems that the Group maintains, the Group has contracted business continuity management with the relevant suppliers to ensure business continuity and disaster recovery.
The Group is in the process of developing a modern-purpose ERP to replace its current technology stack, with functional systems specially developed to meet the Group’s needs as a stand-alone business. The new technology stack focuses on establishing a robust, scalable and efficient technological foundation to support the Group’s growth and innovation-first strategy.
The Group’s technology strategy is underpinned by the following core principles:
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Co-ownership of digital transformation: Collaborate across units for improved growth through flexible, reusable solutions.

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Driven by top talent: Cultivate leading internal talent in data, AI, cloud, architecture and engineering.

•
Data-driven decisions and insights: Business decisions guided by timely and accurate data insights.

•
Security, compliance, governance and privacy by design: Secure data with comprehensive governance and legal compliance tactics.

•
Sustainable footprint: Technology practices that align with sustainable values.

•
Agile cloud infrastructure: All services via cloud enabling business agility while controlling costs.

•
Ecosystem of digital applications: Build cross-functional applications integrated into a modern, ERP core supporting business operations and innovation.

Implementation of this strategy will involve deploying the Group’s new technology stack through a phased approach, ensuring minimal disruption to business operations, aligned with the timeline for exiting the GTSA. The introduction of new technologies will be managed under the oversight of the Chief Technology and Information Officer, helping to navigate the complexities of implementation and to foster a culture of continuous improvement, innovation and compliance.
Information Security
The Group has taken a number of steps to secure its information as well as the information of its consumers, customers and employees. The Group engages with third parties that monitor the Group’s information security, which is overseen by the Group’s Cyber Information Security Officer.
Sustainability
The Group’s sustainability strategy is focused on managing impacts and risks to strengthen the Group’s resilience, unlock innovation and drive business performance. The Group intends to build on its approach over time with a focus on material sustainability matters relating to climate, sourcing of key commodities, salient human rights and plastics.
The Group has a Net Zero ambition by 2050. It is in the process of defining the scope of this ambition, developing its climate strategy and considering climate target setting options (including GHG emission reduction targets). Its most significant sources of GHG emissions relate to the use of cabinets and the sourcing of key commodities, such as cocoa, dairy and vanilla. The Group is implementing measures to improve the efficiency of its ice cream cabinets and is engaging with key suppliers to progress initiatives to reduce GHG emissions.
The Group responsibly sources key commodities, such as cocoa, vanilla, dairy and palm oil, in accordance with relevant current and incoming regulations such as the EU Deforestation Regulation. The majority of cocoa, vanilla, dairy and palm oil purchased by the Group is certified under various voluntary regimes. The Group purchases Fairtrade and Rainforest Alliance certified cocoa and vanilla, dairy verified through the Sustainable Agriculture Initiative’s Sustainable Dairy Partnership, and RSPO-certified palm oil. The Rainforest Alliance Sustainable Agriculture Standard for certified farmers sets criteria on environmental, social and economic sustainability standards. Commodities which are Fairtrade certified must meet certain environmental, social and economic criteria, including that producers receive the Fairtrade Minimum Price and the Fairtrade Premium (an additional sum of money to be used to invest in improving social, economic and environmental conditions).
The Group has performed a salient human rights assessment and is developing its social strategy, which will build on existing initiatives and programmes. The Group has programmes in place to help protect workers in the supply chain, such as the child and forced labour risk mitigation programmes with cocoa suppliers, cooperatives and farmers in Côte d’Ivoire and Ghana, and the Vanilla for Change programme in Madagascar to help vanilla farmers improve livelihoods and resilience.
The Group will develop a market-specific approach to packaging regulation and plastic taxes where relevant, building on its strong track-record in packaging innovation. For example, the Group has successfully introduced plant-based tubs and lids for Ben & Jerry’s in the EU.
The Group’s approach to product innovation is developed in alignment with the changing regulatory landscape and stakeholder expectations in relation to nutrition, labelling and marketing. The Group seeks to align to industry standards regarding responsible marketing to consumers. For example, the Group seeks to align to the full ICC Advertising and Marketing Communication Code (the “ICC Code”), which aims to ensure all marketing communications are legal, decent, honest and truthful in order to build consumer trust. Its product innovation is based on evolving consumer preferences, and includes offering healthier alternatives, such as reduced sugar and mini-portion product varieties.
The Group’s sustainability strategy is developed by a dedicated team of sustainability experts. Central coordination will be complemented at a functional and business unit level by the incorporation of sustainability objectives into the Group’s operational and performance targets, ensuring sustainability is embedded across the organisation and is managed to drive value for all stakeholders.
The Group has developed an advocacy strategy that focuses on engagement in the legislative and regulatory agenda for the Group, including sustainability-related matters such as climate.
Human Capital
Inclusion
The Group believes that a workforce that brings a wealth of lived and professional experiences, skills and perspectives will drive business growth by better representing the consumers it serves. The Group will also place effort behind inclusion programmes that help its employee value proposition (its ability to attract the best talent) by ensuring it has programmes in place that create a thriving and inclusive company representing people from all communities and backgrounds.
Culture
In early 2025 the Group launched “The Ice Cream Way”, an articulation of its company culture through six values and underlying behaviours. This cultural identity prioritises what makes the Group unique as a company and where it needs to excel: having passion and expertise for the ice cream category, being industry disrupters and creating an open, transparent working environment. The Group’s cultural values will be driven through investment in leadership programmes and employee workshops throughout the organisation.
Wellbeing
Providing support for the wellbeing and health of its workforce is in line with the Group’s culture and sustainability strategy and is essential in attracting and retaining employees of the highest calibre. The Group will offer competitive packages of benefits and services that will be focused on improving wellbeing and work/life integration.
Regulatory Overview
The following is a summary of the regulatory landscape applicable to the Group’s business in the key markets in which it operates.

Food safety regulations
The Group is subject to extensive food safety regulations and is subject to governmental food processing controls in each of the countries in which it operates, including Regulation EC/178/2002 for European Union Member States, the Food, Drug, and Cosmetic Act (US), Codex Alimentarius (international standard) and the ASEAN Food Safety Regulatory Framework. The Group is also regularly inspected by various national and local regulatory authorities.
In the United States, the US Food and Drug Administration (the “FDA”) regulates food products pursuant to the Food, Drug, and Cosmetic Act (“FDCA”), as amended by the Food Safety Modernization Act. The FDCA governs the manufacturing, composition and ingredients, labelling, packaging and safety of food. The FDCA requires that certain nutrient and product information appear on product labels and that the labels and labelling be truthful, not misleading. In particular, the FDCA contains specific labelling requirements pertaining to nutrient content claims about specific nutrients (such as saturated fat and protein) and the “healthy” nutrient content claim. The FDCA further prohibits the distribution of food products that are adulterated or misbranded and provides the FDA with mandatory recall authority over mislabelled or misbranded food products. The Food Safety Modernization Act, which amended the FDCA, contains additional requirements intended to enhance food safety and prevent food contamination, including more frequent inspections and increased record-keeping and traceability requirements.
In Europe, Regulation EC/178/2002 provides the framework for a unified approach to food safety and all Member States have implemented the requirements into national law, creating a harmonised approach to food safety across the European market. Among the other major requirements of Regulation EC/178/2002 are Article 17, which imposes a general obligation on food business operators to ensure that the operations under their control satisfy the relevant food law requirements and an obligation to verify that such requirements are met, and Article 18, which imposes a mandatory traceability requirement along the food chain. The traceability requirement applies to all food, animal feed, food-producing animals and all types of food chain operators including in the farming, processing, transport, storage, distribution and retail sectors. The Group has implemented careful internal recording systems to ensure that it complies with this requirement. In addition to the general requirements of Regulation EC/178/2002, the Group is subject to the specific food hygiene legislation, such as Regulation (EC) No 852/2004, which outlines hygiene requirements for all food businesses including ice cream production, along with hazard analysis and critical control points (“HACCP”), which has been implemented in all of the Group’s operating divisions and plants. Further, the Group is regularly inspected by various national and local regulatory authorities. Regulatory oversight is enforced through regular inspections conducted by both national and local food safety authorities, with the frequency and intensity often based on risk assessment of the Group’s production processes.
The ice cream products category is also subject to various product composition and labelling regulations in Europe. Regulation (EU) No 1169/2011 governs food information to consumers, including mandatory nutritional declarations, allergen labelling, and ingredient listing. Directive 2000/36/EC establishes standards for cocoa and chocolate products, defining minimum cocoa content requirements and permitted additives, which applies to chocolate-based ice creams and toppings, requiring careful formulation to meet legal definitions. Regulation (EC) No 1333/2008 controls the use of food additives, including stabilisers, emulsifiers and colourings commonly used in ice cream. Regulation (EC) No 853/2004 sets specific rules for food products of animal origin, including dairy ingredients used in ice cream production, as well as the requirements for the sourcing, processing, and handling of milk, cream and other dairy components.
Advertising and marketing regulations
The majority of countries in which the Group operates have implemented national advertising and marketing regulations that are aligned to the ICC Code. Additionally, in the United States, the National Advertising Division (the “NAD”), an industry-sponsored self-regulatory system, permits competitors to resolve disputes over advertising claims by applying FTC guidelines and rules, as well as prior self-regulatory decisions by the NAD. The NAD may refer matters to the FTC or other agencies for further action if a company does not implement the NAD’s recommendations.
There are numerous European regulations on trade and marketing applicable to the ice cream sector. Regulation (EU) No 1151/2012 protects quality schemes for agricultural products and food, including

Protected Designation of Origin (PDO), which is relevant for specialty ice creams. Directive 2005/29/EC prohibits unfair business-to-consumer commercial practices, including misleading marketing claims. In particular, this directive prohibits unfair business-to-consumer commercial practices, banning misleading claims regarding ingredients, production methods or health benefits. Furthermore, Directive 2005/29/EC contains regulations pertaining to comparative advertising and requirements for substantiation of claims (e.g. “artisanal”, “homemade”, or “traditional”).
Additionally, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of “sustainable”, “environmentally-friendly”, “climate friendly”, “green”, “eco-friendly”, “organic”, “recyclable” or similar language in product marketing. There are also increasing regulations on the provenance, composition, or production methods of products to reflect environmental and/or social concerns, which may require the Group to change suppliers, disrupt its business operations, incur additional compliance costs or otherwise impact its reputation or business.
Environmental and health and safety regulations
The Group is subject to a number of local, national and international laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of the Group’s activities, including:
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the discharge of pollutants into the air and water;

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the identification, generation, storage, handling, transportation, disposal, record-keeping, labelling reporting of, and emergency response in connection with, hazardous materials (including asbestos) associated with the Group’s operations;

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noise emissions from the Group’s facilities; and

•
safety and health standards, practices and procedures that apply to the workplace and the operation of the Group’s facilities.

In order to comply with these requirements, the Group may need to commit financial and other resources from time to time to (i) construct or acquire new equipment, (ii) acquire or amend permits to authorise facility operations, (iii) modify, upgrade or replace existing and proposed equipment, (iv) provide safety equipment to employees, (v) clean up or decommission waste management facilities, and (vi) adopt appropriate policies and procedures.
If the Group does not comply with environmental and health and safety requirements that apply to its operations, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities, as well as seek to curtail the Group’s operations. In particular, the presence of hazardous materials at the Group’s facilities may expose it to potential liabilities associated with the cleanup of contaminated soil and groundwater, and the Group could be liable for (i) the costs of responding to and remediating any release of hazardous materials, and (ii) the restoration of natural resources damaged by any such release, among other related responsibilities.
Under some circumstances, private parties could also seek to impose civil fines or penalties for violations of environmental laws or recover monetary damages, including those relating to property damage or personal injury. In relation to health and safety, private parties could also seek to impose civil fines or penalties for violations of health and safety laws or recover monetary damages, including those relating to personal injury.
Sustainability reporting regulations
The Group is subject to a number of sustainability-related reporting requirements. At a high level, these requirements will require the Group to publish information covering a broad range of environmental, social and governance topics (including details of material sustainability-related impacts, risks and opportunities and whether its business is “environmentally sustainable” under EU rules). Sustainability disclosures may also be subject to assurance, which is currently the case for the EU sustainability disclosure regime. Sustainability disclosure regimes continue to be developed across a range of jurisdictions, and it is likely that the Group will become subject to additional disclosure obligations in the coming years, such as potential reporting obligations in relation to the UK’s draft Sustainability Reporting Standards. In addition, new regulatory frameworks are being introduced which will not only require reporting on material sustainability risks and impacts but also require compliance with due diligence obligations (which may lead to internal assessments and changes to the Group’s environmental and human rights due diligence processes and supplier frameworks).
In order to comply with these requirements, the Group will continue to (i) identify applicable requirements in all of the jurisdictions in which it operates; (ii) conduct the required assessments (including material assessments); (iii) produce clear and considered disclosures in compliance with relevant rules; and (iv) engage with relevant third parties (including assurers).
Plastics and packaging regulations
The Group is subject to a number of national and international obligations in relation to plastic packaging and waste, including bans on certain single use plastic products in Europe and the UK and taxes on the production and import of certain plastic packaging with less than 30 per cent. recycled content in the UK. Member states of the United Nations are negotiating an international agreement to address plastic pollution through its entire life cycle. When adopted, this is likely to affect how the Group uses plastics in its operations and products.
In order to comply with these requirements, the Group may need to commit financial and other resources from time to time to: (i) update existing plastics and packaging processes and procedures; and (ii) modify, upgrade or replace existing and proposed packaging equipment.
Carbon pricing
Increasingly, regimes are being developed which could apply to the Group (directly or indirectly) and impose a price on carbon. The aim of carbon pricing regimes is to capture the external costs of GHG emissions in relation to certain goods and services and encourage emitters to reduce the amount of GHGs emitted into the atmosphere. The implementation of such regimes could lead to increased direct and indirect costs for the Group, including costs of sales linked to raw materials, production, and distribution emissions.
Seasonality
For a discussion on the impact of seasonality on the Group, see “Item 5. Operating and Financial Review — 5.A. Operating Results — Key Factors Affecting Results of Operations — Seasonality”.
4.C.   ORGANISATIONAL STRUCTURE
Following the Demerger, the Company will be the ultimate holding company of the Group. For additional information on the structure of the Group following the separation, see “Reorganisation and Demerger — Reorganisation — Establishment of the Group”.
The Group will operate through various subsidiaries. The following table provides an overview of the Group’s significant subsidiaries anticipated as at Admission, which constitute the key holding companies and finance companies for the Group generally (including the holding company of the Group’s Dutch business and the US-incorporated holding company of the Group’s US business). Owing to its global footprint, the Group does not have any individually significant operating subsidiaries. These significant subsidiaries will be directly and indirectly held through intermediate holding companies.

Significant Subsidiary	Interest	Jurisdiction of Incorporation
Holding/Finance Companies
The Magnum Ice Cream Company HoldCo Netherlands B.V.	100%	The Netherlands
The Magnum Ice Cream Company NewCo Netherlands B.V.	100%	The Netherlands
Magnum ICC Finance B.V.	100%	The Netherlands
The Magnum Ice Cream Company HoldCo 1 Netherlands B.V.	100%	The Netherlands
The Magnum Ice Cream Company HoldCo 3 Netherlands B.V.	100%	The Netherlands
The Magnum Ice Cream Company HoldCo 4 Netherlands B.V.	100%	The Netherlands
The Magnum ICC US SpinCo, LLC	100%	Delaware, US
4.D.   PROPERTY, PLANTS AND EQUIPMENT
The Group’s ice cream products are primarily manufactured at its 30 manufacturing facilities as described in “— Manufacturing and Logistics”.
In addition, the Group owns or rents warehousing and office space (including renting its headquarters located in Amsterdam). In addition to warehouses and office space, the Group rents premises for its RD&I centres and land for its manufacturing facilities. See “— Manufacturing and Logistics” for further information on the Group’s warehousing and distribution operations and “Note 8. Property, plant and equipment” of the Combined Carve-Out Financial Statements for historical financial information on its property, plant and equipment provisions.
The Group believes that its facilities are maintained in good condition and are generally suitable and of sufficient capacity to support its current business operations.
There are no major encumbrances on any of the Group’s material properties.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the financial condition and results of operations of the Group should be read in conjunction with the Financial Statements, including the notes thereto, which are included elsewhere in this registration statement. Except as otherwise stated, this Operating and Financial Review is based on the audited Combined Carve-Out Financial Statements and the unaudited Condensed Combined Carve-Out Financial Statements, which have been prepared in accordance with IFRS and IAS 34 respectively. The following discussion contains forward-looking statements that reflect the current view of the Group’s management and involve risks. The Group’s future results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, without limitation, those discussed below and elsewhere in this registration statement, particularly in “Item 3. Key Information — 3.D. Risk Factors”.
5.A.   OPERATING RESULTS
Overview
The Group reports its results across three segments:
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Europe and ANZ: representing Europe (which includes the United Kingdom and Ireland), Australia and New Zealand;

•
Americas: representing North America and South America; and

•
Rest of the World: representing Africa, Asia and the Middle East (which includes Turkey).

For more information on the Group’s operations and market positioning, see “Item 4. Information on the Company — 4.B. Business Overview”.
Key Factors Affecting Results of Operations
The Group’s results of operations and financial condition are affected by a variety of factors. Set out below is a discussion of the most significant factors that have affected the Group’s financial results during the periods under review and which the Group currently expects to affect its financial results in the future. Factors other than those presented below could also have a significant impact on the Group’s results of operations and financial condition in the future.
Innovation
The Group’s sales and profits depend in part on its ability to identify and offer products that appeal to changing consumer needs and preferences. The Group believes that its depth of consumer insights, coupled with industry-leading innovation capabilities and intellectual property portfolio has enabled it to deliver products, formats and concepts that reflect a broad range of ice cream consumption occasions, demand moments and consumer price points. The launch of new products is typically supported by marketing investments to create awareness and strengthen brand equity for those products and brands in the markets in which they are sold.
The Group’s consistent investment in research and development has contributed to the sustained vitality of its brands. Research and development costs, which are recognised in the Group’s combined carve-out income statement and condensed combined carve-out income statement within selling, general and administrative expenses and include staff costs, material costs, depreciation of property, plant and equipment, patent costs and other costs directly attributable to research and development activities, amounted to €46 million and €45 million in HY2025 and HY2024, respectively, and €92 million, €92 million and €95 million in FY2024, FY2023 and FY2022, respectively. As a percentage of revenue, research and development costs remained stable for the period under review, representing 1 per cent. in both HY2025 and HY2024, and 1.2 per cent. in each of FY2024, FY2023 and FY2022. The Group’s focus area during this period included expanding its range by launching several premium, market-making innovations designed to bring new experiences to consumers while also meeting evolving snacking habits, including the introduction of “micro” formats catering to consumer demand for smaller, more frequent eating throughout the day, ultimately resulting in the launch of Magnum’s bite-sized Bon Bons in 12 of the Group’s markets in FY2024. In addition, the Group has maintained both local and global relevance through various flavour innovations, such as the “Dubai chocolate” trend, the launch of Magnum Chocolate con Chile in Mexico, the global launch of Magnum Fantasia and the Cornetto Classic “Unwrap It” campaign.
The Group’s strategic investments also extend to innovation of its route to market, including through the development and piloting of new cabinets which include AI, image recognition and vending capabilities.
Management of the supply chain network
The Group has a comprehensive global supply chain network, comprising 30 manufacturing facilities, approximately 200 distribution centres, 327 production lines and more than 2,150 distributors, across six continents. This extensive network provides a competitive advantage to the Group across key geographies, in an industry with significant barriers to entry requiring high upfront investments.
As it transitions to a stand-alone company, the Group aims to capitalise on opportunities to strengthen its supply chain by investing in local logistics, expanding manufacturing capacity, and streamlining inventory systems. These initiatives are expected to unlock incremental revenue, optimise costs, strengthen operating margins and improve working capital.
To that end, in 2024 the Group started to implement a multi-year supply chain transformation programme aimed at enhancing service levels, driving operational efficiency, reducing waste, and significantly lowering the cost to serve (particularly across key markets in Europe and the United States). The programme prioritises balancing inventories, optimising the supplier base through dual sourcing, and streamlining product route-to-market, with a focus on local-for-local production.
In FY2024 and HY2025, these initiatives yielded significant savings as part of the Group’s broader productivity programme. The saving were reinvested strategically to enhance automation and upgrade factory operations. Notably, the Group expanded its Magnum production lines at its factory in Turkey. It also strengthened manufacturing capabilities and increased its investment in quality and safety measures. These investments reduced product quality issues and food safety incidents across its manufacturing facilities. During FY2024, the Group completed automation upgrades at 21 manufacturing facilities, which has improved overall efficiency and contributed to a 23 per cent. reduction in food waste compared to the prior year. Overall, the changes being implemented as part of the supply chain transformation programme are expected to generate approximately €350 million to €380 million in medium-term run rate savings.
Continued improvements are anticipated to unlock further synergies across its operational footprint, underpinning the Group’s commitment to achieving significant supply chain enhancements by 2028.
Changes in prices of raw materials, packaging and energy
A significant portion of the Group’s cost of sales are attributed to the purchase of: (i) raw materials essential for ice cream manufacturing, including dairy products, sugar, cocoa, cocoa byproducts, vanilla and vegetable oils; (ii) packaging materials, including sticks, wrappers and tubs; and (iii) energy. The cost of these commodities and materials depends on various factors beyond the Group’s control, including, but not limited to, global supply chain disruptions, currency fluctuations, weather patterns and geopolitical developments.
For instance, the market price of cocoa increased sharply during the periods under review, by 375 per cent. between FY2022 and FY2024. This increase was primarily due to a supply deficit driven by adverse weather conditions and other issues, including ageing trees and a crop virus in Ghana and Côte d’Ivoire (which collectively produce 80 per cent. of global cocoa). This was exacerbated by social and economic factors. The Europe and ANZ segment has a particularly high exposure to the price of cocoa due to the demand and share of Magnum sales in this region.
The Group aims to minimise the impact of material and energy price fluctuations by effectively managing its material and fuel costs, including through the use of fixed-price contracts over a price horizon between six months and nine months, with forward hedging via financial derivatives used to cover any purchase demand exposure not covered by such fixed-price contracts. Notwithstanding these hedging arrangements, material and energy price fluctuations have nonetheless impacted the Group’s margins over the period under review. For example, although the full impacts of the increased cost of cocoa in FY2023 and FY2024 were delayed by existing forward hedging contracts, this price increase had the effect of increasing cost of sales per kilolitre by 1.6 per cent. in FY2024 compared to FY2023 (1.3 per cent. in HY2025 compared to HY2024), which, in isolation, had a negative impact on margins. The Group may continue to face significant increases in material costs in the second half of FY2025 and beyond as the benefits of hedging and other mitigating measures unwind.
In order to protect profit margins, the Group regularly assesses movements in material prices and aims to adjust the prices of its products where it is prudent to do so. The Group also builds strategic reserves of materials when prices are favourable, thus securing supply against unforeseen market volatility.
In FY2024, the Group made progress in diversifying its supplier base and incorporating more sustainable sourcing practices to ensure supply and pricing stability. The Group has placed supplier partnerships at the core of its procurement approach, promoting transparent and responsible supply chains which allow the Group to negotiate favourable terms and secure high-quality materials, while also maintaining a diverse supplier base. This sourcing strategy specifically emphasises responsible sourcing principles for key raw materials such as cocoa, vanilla, and dairy.
Seasonality
The ice cream business is seasonal, with a significant portion of the Group’s annual sales occurring during the summer months in the Northern Hemisphere. The impacts of seasonality on the Group’s results are relatively stable each year. For FY2024, FY2023 and FY2022, 47 per cent., 47 per cent. and 48 per cent., respectively, of revenue was generated during the four-month period from 1 May to 31 August.
The impact of seasonality differs across the Group’s markets, with certain markets being more seasonal than others or subject to the impacts of seasonality at different times of the year. For example, the Group’s most seasonal markets are in Europe, notably Italy and Spain, as well as Turkey, where revenue tends to be stronger during the spring and summer seasons in the second and third quarters of each year. Conversely, with the exception of China, volumes in Asia are generally less impacted by seasonality. The impact of seasonality is also dependent on the proportion of away-from-home sales and at-home consumption in the market. For example, the United States is not very seasonal, as most of the ice cream consumption happens at home.

As part of the improvements to its supply chain contemplated by its supply chain transformation programme, the Group aims to enhance product availability and minimise waste, supporting efficient and timely deliveries that align stock levels with consumer demand. This approach, alongside prudent liquidity management, will enable the Group to effectively manage seasonal working capital shifts.
Weather trends
Weather conditions have a significant impact on sales volumes, particularly in the summer months. High temperatures, extended hours of sunshine and prolonged periods of warm weather positively influence consumer demand, boosting the Group’s sales volumes and revenue. Conversely, unseasonably cool or wet weather, particularly during the spring and summer months, can adversely affect monthly sales volumes and profits. In the periods under review, the Group experienced variable weather patterns that impacted sales differently across regions. For example, unseasonably low temperatures and higher-than-usual rainfall impacted the Group’s sales volumes across Europe in the second and third quarter of 2023. The breadth of the Group’s geographic footprint and product portfolio, however, acts as a natural hedge against the impacts of such adverse weather trends.
Foreign currency and exchange rates
The Group operates globally with subsidiaries in various countries, and incurs transactions denominated in a variety of currencies. Accordingly, fluctuations in currency exchange rates can impact its results of operations. These impacts can take the form of transaction effects, or translation effects, which result from converting assets, liabilities and operating results denominated in foreign currencies into euro for reporting purposes.
Individual group companies incur foreign currency transactions resulting from their commercial activities, such as procurement of commodities and recognition of monetary assets and liabilities. Foreign currency transactions in individual group companies are translated into their functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at year-end exchange rates, are recognised in the Group’s combined carve-out income statement and condensed combined carve-out income statement.
The Group has historically benefited from Unilever hedging foreign exchange exposures on behalf of its group companies, which included the Group. Accordingly, as the derivative contracts are held at the Unilever level, and the Group is not a party to the contracts, such derivatives are not recognised in the combined carve-out balance sheet. However, a proportional allocation of the realised gains and losses on foreign exchange derivatives has been recognised in the Group’s combined carve-out income statement.
In preparing the Group’s financial statements, the balances in individual group companies are translated from their functional currency into euros. Apart from the financial statements of group companies in hyperinflationary economies, transactions reflected in the Group’s combined carve-out income statement, and combined carve-out cash flow statement, and all other movements in assets and liabilities, are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates.
The Group’s other comprehensive income includes a foreign currency retranslation loss of €236 million in HY2025 compared to a gain of €71 million in HY2024, and a gain of €137 million in FY2024 compared to a foreign currency retranslation loss of €50 million in FY2023. These foreign currency retranslation gains and losses are reflected in the combined carve-out statement of comprehensive income and condensed combined carve-out statement of comprehensive income.
Hyper-inflationary economy in Turkey
The Turkish economy has been classified as hyperinflationary for the periods under review under IFRS (IAS 29). The application of IAS 29 includes: (i) the adjustment of historical cost of non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date; (ii) the adjustment of the Group’s combined carve-out income statement at the period-end foreign exchange rate instead of an average rate; and (iii) adjustment of the Group’s combined carve-out income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency. As a result of the application of IAS 29 to all entities whose functional currency is Turkish lira, the Group recognised the following adjustments to historical cost figures for the periods indicated.
	HY2025	HY2024	FY2024	FY2023	FY2022
	(€ million)
Total asset increase	6	23	42	8	88
Revenue increase	(24)	13	79	20	13
Operating profit increase/(reduction)	(11)	(6)	7	1	(2)
Net monetary gain/(loss)	27	16	—	(10)	(2)
Re-focused investment priorities following the Demerger
The Group’s separation from the Unilever Group provides the strategic opportunity to reconfigure its operations, focusing on improving financial performance and operational efficiency. The Group will employ a distinct operating model focused on unlocking opportunities for value creation and margins improvement, underpinned by a new, focused leadership team and management structure, alongside improvements to its global cold supply chain. Management believes this will enable the Group to establish a robust foundation for future growth and strengthen margins.
In anticipation of the Demerger, the Group has onboarded a senior team with extensive food and beverage experience and proven track records in delivering success at publicly listed companies. To support a greater focus on financial performance, the Group has introduced dedicated general management of each of the Group’s regional and performance management units to run the business end-to-end. This strategic shift will enable the Group to fully leverage its brand portfolio to grow the market and capture additional market share across performance management units.
Demerger and transition to stand-alone company
In preparation for the Demerger, the Group has taken numerous actions to ensure readiness to function as an independent, publicly listed company.
Total costs incurred by the Group in connection with the Demerger are expected to be approximately €800 million, of which approximately 40 per cent. relate to the development and implementation of the global ERP system and other enterprise-wide applications that will upgrade and standardise its information systems. The Group expects that the majority of costs arising in connection with the Demerger have been or will be incurred between FY2024 and FY2026.
In FY2024, the Group incurred transaction-related costs directly attributable to the Demerger of €54 million. These costs are reflected in “Note 3. Operating costs” of the Combined Carve-Out Financial Statements and include approximately €45 million of transaction-related costs for professional fees. In HY2025, the Group incurred transaction-related costs directly attributable to the Demerger of €121 million, including approximately €68 million of transaction-related costs for professional fees.
In addition to the costs referenced above, the Group expects to incur recurring operating costs from the date of the Demerger onwards to operate successfully as a stand-alone public listed company following the Demerger, including in technology and infrastructure, and in corporate functions.
The Group has historically benefited from negotiated arrangements with third-party suppliers, distributors, licensors, lessors, other business partners and/or counterparties as part of the larger Unilever Group. While certain of these arrangements will change as a result of the Demerger, the cost impact is not expected to be material.
Description of Key Line Items
Revenue
Revenue comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include intercompany sales within the Group. The Group provides a variety of discounts to its customers, including rebates, price reductions and incentives, promotional couponing, and trade communication costs, all of which are based on contractual arrangements with each customer and are excluded from revenue.
Operating profit
Operating profit comprises the income from business activities, after deducting operating costs from revenue. Operating costs include cost of sales, selling, general and administrative expenses, restructuring costs, acquisition and disposal-related costs, impairment costs, gains or losses from the disposal of group companies and other items classified separately considered by management to be significant and outside the course of normal operations. For further information on operating costs, see “Note 3. Operating costs” of the Combined Carve-Out Financial Statements.
Cost of sales
Cost of sales includes: (i) the cost of inventories sold during the period, comprising raw and packaging materials and goods purchased for resale as well as related production costs; and (ii) distribution costs.
Raw and packaging materials comprise costs associated with the procurement of raw materials, such as dairy products, sugar, cocoa, cocoa byproducts, vanilla and vegetable oils, the costs of packaging materials, such as sticks, wrappers and tubs, and the cost of inward freights and transporting such materials to the point of manufacture or packaging. Goods purchased for resale include the cost of finished ice cream products purchased from third parties for resale by the Group.
Production costs comprise costs associated with converting raw materials into finished ice cream products, including factory-related production costs such as labour, energy, depreciation, repair and maintenance at the Group’s manufacturing facilities.
Distribution costs comprise the cost of storing and shipping goods from point of manufacturing to customer’s warehouses.
Selling, general and administrative expenses
Selling, general and administrative expenses comprise advertising and promotion costs and overheads.
Advertising and promotion costs are incurred for the purpose of building and maintaining brand equity and awareness, and include media, advertising production, promotional materials, engagement with consumers and point-of-sale investments.
Overheads comprise staff costs associated with sales activities and central functions such as finance, human resources, and research and development costs. Research and development costs are staff costs, material costs, depreciation of property, plant and equipment, patent costs and other costs directly attributable to research and development activities.
Net finance costs
Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations. Finance income relates to income on cash and cash equivalents. Finance costs include interest costs in relation to financial liabilities. This includes interest on lease liabilities which represents the unwind of the discount rate applied to lease liabilities.
Borrowing costs are recognised using the effective interest method.
Taxation
Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the combined carve-out income statement except to the extent that it relates to items recognised directly in equity or net parent investment.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Total tax in the combined carve-out income statement will differ from the income tax paid in the combined carve-out cash flow statement primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date. Both combined carve-out income statement tax movements and combined carve-out balance sheet amounts relating to the Group’s dedicated entities have been included in the Combined Carve-Out Financial Statements in line with amounts reported in the full Unilever Group financial statements.
Legal entities with both Group and non-Group related operations have been aggregated by jurisdiction for the purposes of calculating tax movements and balances. Amounts included in the Group’s combined carve-out income statement have been calculated by applying a Group adjusted jurisdictional effective tax rate to the carve-out pre-tax result for these entities within that jurisdiction. Amounts included on the balance sheet in respect of deferred tax have been calculated either by reference to the proportion of the pre-tax assets or liabilities that give rise to the associated deferred item or applying the appropriate statutory jurisdictional tax rate to the pre-tax asset or liability carrying value. No current tax balances have been included for entities with both Group and non-Group operations on the basis that the legal obligation to settle will remain with the existing Unilever Group, unless the legal entity is transferring.
The Group’s computed rate of tax for the periods under review was 25.5 per cent. in HY2025 and 24.7 per cent. in HY2024, and 25.1 per cent. in FY2024, 25.2 per cent. in FY2023 and 24.4 per cent. in FY2022. The computed rate of tax is the average of the standard rate of tax applicable in the countries in which the Group operates, weighted by the amount of profit before taxation generated in each of those countries. The Group’s effective tax rate, accounting for incentive tax credits, expenses not deductible for tax purposes, the impact of withholding tax and income tax reserve adjustments was 20.7 per cent. and 24.7 per cent. in HY2025 and HY2024, respectively, and 20.3 per cent., 28.4 per cent. and 24.6 per cent. for FY2024, FY2023 and FY2022, respectively.
Description of Non-IFRS Financial Measures
In considering the financial performance of the Group, management analyses certain measures not defined by, or calculated in accordance with, IFRS, including organic sales growth (“OSG”), organic volume growth (“OVG”), organic price growth (“OPG”), Adjusted EBITDA, free cash flow (“FCF”), free cash flow conversion (“FCF conversion”), net debt (“Net Debt”) and adjusted return on invested capital (“Adjusted ROIC”). Management believes this information, along with comparable IFRS measurements, is useful to investors because it provides a basis for measuring the Group’s operating performance. Management uses these financial measures, along with the most directly comparable IFRS financial measures, in evaluating the Group’s operating performance and value creation. The non-IFRS financial measures presented in this registration statement may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as a substitute for, financial information presented in compliance with IFRS. Wherever appropriate and practical, reconciliations to comparable IFRS measures are provided. For a reconciliation of the closest measures prepared in accordance with IFRS to the applicable non-IFRS measures, see “— Results of Geographical Operating Segments — Reconciliation of Non-IFRS Financial Measures”.
OSG
OSG refers to the increase in revenue for the period, excluding any change in revenue resulting from disposals, changes in currency and price growth in excess of 26 per cent. in hyperinflationary economies. Inflation of 26 per cent. per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. The impact of disposals is excluded from OSG for a period of 12 calendar months from the applicable closing date.
OSG includes increases or decreases in sales of an acquired business immediately following the business combination, unless a reliable historical baseline is not available for the 12 months prior to the acquisition, in which case sales during the first 12 months of the acquisition are excluded from OSG.
The Group believes this measure provides valuable additional information on the organic sales performance of the business and it is a key measure used internally.

OVG
OVG is part of OSG and means, for the applicable period, the increase in revenue in such period calculated as the sum of: (i) the increase in revenue attributable to the volume of products sold; and (ii) the increase in revenue attributable to the composition of products sold during such period. OVG therefore excludes any impact on OSG due to changes in prices.
OPG
OPG is part of OSG and means, for the applicable period, the increase in revenue attributable to changes in prices during the period. OPG therefore excludes the impact to OSG due to: (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, the Group excludes the impact of price growth in excess of 26 per cent. per year in hyperinflationary economies as explained in OSG above.
Adjusting items
Several non-IFRS measures are adjusted to exclude items defined as adjusting. Management considers adjusting items to be significant, or unusual or non-recurring in nature and so believe that separately identifying them helps in understanding the financial performance of the Group from period to period.
Adjusting items within operating profit are:
•
gains or losses on business disposals which arise from business disposal projects;

•
acquisition and disposal-related costs which are costs that are directly attributable to a business acquisition or disposal project;

•
restructuring costs which are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major initiative that delivers cost savings and materially changes either the scope of the business or the manner in which the business is conducted;

•
impairments of assets which includes impairments of goodwill, intangible assets, and property, plant and equipment; and

•
other approved items which are any additional matters considered by management to be significant and outside the course of normal operations.

Adjusting items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost and taxation.
Adjusted EBITDA
Adjusted EBITDA is defined as operating profit before the impact of depreciation, amortisation and adjusting items within operating profit. This measure is used to evaluate the performance of the Group and its segments. The Group’s management believes this measure provides useful information in understanding and evaluating the Group’s operating results.
FCF
FCF is defined as net cash flow from operating activities, less net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing the Group’s liquidity that management believes is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions, if any.
FCF conversion
FCF conversion is defined as FCF excluding cash impact of tax on disposal as a proportion of net profit, excluding profit and loss on disposal, and income from non-current investments. Management uses FCF conversion as it reflects the Group’s ability to convert profit into cash.

Net Debt
Net Debt is defined as the excess of total financial liabilities over cash and cash equivalents, other current financial assets and non-current financial asset derivatives that relate to financial liabilities. Management believes Net Debt provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.
Adjusted ROIC
Adjusted ROIC is calculated as operating profit after taxation net of adjusting items divided by the annual average of invested capital for the period which are goodwill, intangible assets, property, plant and equipment, inventories, trade and other current receivables, and trade payables and other current liabilities. Adjusted ROIC is a measure of the return generated on capital invested by the Group. Management believes this provides a measure for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback.
Results of Operations
The following table presents the Group’s combined carve-out income statement for the periods indicated.
	HY2025	HY2024	FY2024	FY2023	FY2022
	(€ million)
Revenue	4,503	4,394	7,947	7,618	7,506
Operating profit	569	608	764	742	737
Net finance costs	(10)	(10)	(17)	(20)	(35)
Pensions and similar obligations	(5)	(6)	(12)	(11)	(7)
Finance income	3	1	2	1	1
Finance costs	(8)	(5)	(7)	(10)	(29)
Net monetary gain/(loss) arising from hyperinflationary economies	27	16	—	(10)	(2)
Profit before taxation	586	614	747	712	700
Taxation	(122)	(152)	(152)	(203)	(173)
Net profit	464	462	595	509	527
The discussion below presents a comparison of: (i) costs of sales; (ii) selling, general and administrative expenses; and (iii) adjusting items in connection with the comparison of operating profit for the periods presented. For more information on these measures, see “Note 3. Operating costs” of the Combined Carve-Out Financial Statements. In addition, the discussion below references OSG and Adjusted EBITDA, which are non-IFRS financial measures. See “— Description of Non-IFRS Financial Measures” for detailed the definitions of OSG, Adjusted EBITDA and other non-IFRS financial measures, and an explanation of why the Group’s management believes such metrics provide useful information to investors regarding the Group’s financial condition and results of operations. For a reconciliation of these measures to their nearest IFRS measure, see “— Results of Geographical Operating Segments — Reconciliation of Non-IFRS Financial Measures”. For additional information on Adjusted EBITDA, see “Note 2. Segment information” of the Combined Carve-Out Financial Statements.
Comparison of Results of Operations for HY2025 and HY2024
Revenue
Revenue was €4,503 million in HY2025 compared to €4,394 million in HY2024, representing growth of 2.5 per cent. (or an increase of €109 million). Revenue growth was driven by OSG contribution of 5.8 per cent., partially offset by a negative currency impact of 3.0 per cent. The OSG growth reflected improved customer relationships in Europe, stronger trade investments leading to enhanced market presence in Asia, favourable weather conditions in Northwestern Europe, continued momentum in the Turkish market, continued strong performance from Yasso following its integration (which delivered a €38 million increase in revenue), and product development and innovation including Bon Bons which initially launched in FY2024 and continued global expansion into HY2025. These factors resulted in an OSG contribution that was balanced between price and volume growth.
Operating profit and Adjusted EBITDA
Cost of sales
Cost of sales was €2,887 million in HY2025 compared to €2,774 million in HY2024, representing an increase of 4.1 per cent. (or €113 million). The cost of materials increased by €119 million, primarily as a result of higher sales volume and continued price inflation in cocoa (an increase of approximately 60 per cent. as compared to HY2024). This increase was slightly offset by a €6 million decrease in other supply chain costs, largely due to improved efficiencies in production and distribution as a result of reduction in SKU complexity, increased automation in factories and the redesign of the distribution network in the Americas.
Selling, general and administrative expenses
Selling, general and administrative expenses were €950 million in HY2025 compared to €965 million in HY2024, representing a decrease of 1.6 per cent. (or €15 million). This decrease was primarily driven by a €19 million reduction in advertising and promotion spend, as a result of favourable foreign currency movements of €24 million. Excluding the impacts of foreign currency movements, advertising and promotion spend increased by €5 million in HY2025, primarily due to campaign activations in Turkey and increased social and digital campaigns in China.
Adjusting items
Adjusting items were €97 million in HY2025 compared to €47 million in HY2024, representing an increase of 106.4 per cent. (or €50 million). This increase was primarily driven by a €111 million increase in acquisition and disposal-related costs resulting from the separation, partially offset by a €63 million reduction in restructuring costs. The primary driver of this reduction related to the redeployment of a greater number of employees in HY2025 who were due to exit the Group at the end of FY2024 than was originally provisioned, which resulted in a net credit of €43 million.
Operating profit and Adjusted EBITDA
Operating profit was €569 million in HY2025 compared to €608 million in HY2024, representing a decrease of 6.4 per cent. (or €39 million). This decrease was driven by growth in revenue being more than offset by increases in cost of sales, selling, general and administrative expenses, and adjusting items as described above.
Adjusted EBITDA was €853 million in HY2025 compared to €849 million in HY2024, representing an increase of 0.5 per cent. (or €4 million). The increase in operating profit after adjusting items (€11 million) was partially offset by a small increase in depreciation and amortisation (€7 million).
Net finance costs
Net finance costs were €10 million in HY2025 compared to €10 million in HY2024, representing no change. Finance income increased by €2 million in HY2025, driven by higher interest on deposit and bank accounts in Turkey. This increase was fully offset by a higher interest cost resulting from new lease agreements.
Taxation
Taxation was €122 million in HY2025 compared to €152 million in HY2024, representing a decrease of 19.7 per cent. (or €30 million). This decrease was primarily driven by favourable prior year adjustments (€20 million), higher incentive tax credits in various countries (€4 million) and a decrease in withholding taxes (€4 million).

Net profit
Net profit was €464 million in HY2025 compared to €462 million in HY2024, representing an increase of 0.4 per cent. (or €2 million). This increase was the result of a €39 million decrease in operating profit, a €30 million reduction in taxation, and a €11 million increase in net monetary gain arising from hyperinflationary markets (HY2025: €27 million gain; HY2024: €16 million gain).
Comparison of Results of Operations for FY2024 and FY2023
Revenue
Revenue was €7,947 million in FY2024 compared to €7,618 in FY2023, representing growth of 4.3 per cent. (or an increase of €329 million). Revenue growth was driven by OSG contribution of 2.8 per cent. and the impact of the Yasso acquisition, which contributed a further 1.4 per cent. Consumer relevant innovations, including new snacking formats, along with operational improvements such as a more efficient go-to-market strategy, improved distribution and optimised promotional activities, contributed to an OSG balanced between price and volume growth.
Operating profit and Adjusted EBITDA
Cost of sales
Cost of sales was €5,173 million in FY2024 compared to €5,022 million in FY2023, representing an increase of 3.0 per cent. (or €151 million). This increase was primarily driven by rising sales volume (contributing approximately €70 million) and inflation in the price of cocoa (contributing approximately €100 million). These factors were partially offset by €70 million of productivity savings. The productivity savings primarily comprised reduction of more than 20 per cent. in business waste and product complexity. This was achieved, in part, through a 4 per cent. reduction in product lines, whereby the Group removed less popular items from production while continuing to deliver strong innovations.
Selling, general and administrative expenses
Selling, general and administrative expenses were €1,810 million in FY2024 compared to €1,742 million in FY2023, representing an increase of 3.9 per cent. (or €68 million). This increase was primarily driven by a €47 million increase in advertising spend to support growing markets and new premium innovations, and a €41 million increase in employee costs mainly driven by inflation, which were partially offset by other items within overheads.
Adjusting items
Adjusting items were €200 million in FY2024 compared to €112 million in FY2023, representing an increase of 79 per cent. (or €88 million). This increase was primarily driven by a €63 million increase in restructuring costs related the Group’s productivity programme and supply chain transformation initiatives. Acquisition and disposal-related costs within adjusting items increased by €14 million in FY2024 from FY2023. This primarily reflected separation-related costs, compared to FY2023, when such costs were mainly driven by the Yasso acquisition.
Operating profit and Adjusted EBITDA
Operating profit was €764 million in FY2024 compared to €742 million in FY2023, representing an increase of 3.0 per cent. (or €22 million). This increase was driven by growth in revenue offset by increases in cost of sales, selling, general and administrative expenses, and adjusting items as described above.
Adjusted EBITDA was €1,340 million in FY2024 compared to €1,211 million in FY2023, representing an increase of 10.7 per cent. (or €129 million). This increase was driven by growth in operating profit after adjusting items (€110 million) and a small increase in depreciation and amortisation (€19 million).

Net finance costs
Net finance costs were €17 million in FY2024 compared to €20 million in FY2023, representing a decrease of 15 per cent. (or €3 million). This decrease was primarily driven by a €6 million reduction in fair value of the Philippines put option, as described in “Note 13B. Financial Liabilities” of the Combined Carve-Out Financial Statements.
Taxation
Taxation was €152 million in FY2024 compared to €203 million in FY2023, representing a decrease of 25.1 per cent. (or €51 million). This decrease was primarily driven by a lower effective tax rate due to favourable tax audit settlements and prior year true-ups in FY2024, which was partially offset by a reduction in the effect of hyperinflationary adjustments in Turkey. In FY2024, there were significant favourable settlements and true-ups (€30 million), compared with adverse impacts with FY2023.
Net profit
Net profit was €595 million in FY2024 compared to €509 million in FY2023, representing an increase of 16.9 per cent. (or €86 million). The €86 million increase was driven by the €51 million reduction in taxation, a €22 million increase in operating profit and the €3 million reduction in net finance costs described above, as well as a €10 million positive impact from net monetary loss arising from hyperinflationary markets (FY2024: nil; FY2023: €10 million loss).
Comparison of Results of Operations for FY2023 and FY2022
Revenue
Revenue was €7,618 million in FY2023 compared to €7,506 million in FY2022, representing an increase of 1.5 per cent. (or €112 million). The contribution from OSG of 2.5 per cent. and the Yasso acquisition of 0.9 per cent. was partially offset by the negative impact of currency related items (1.9 per cent.). The OSG contribution was primarily driven by high price increases across all segments to offset inflation and maintain margins across all brands, with the greatest impact being seen in Europe and ANZ. The positive price impact was largely offset by a decline in volume (primarily in Europe).
Operating profit
Cost of sales
Cost of sales was €5,022 million in FY2023 compared to €4,940 million in FY2022, representing an increase of 1.7 per cent. (or €82 million). While volumes declined by approximately 7 per cent. in FY2023, cost of sales increased, primarily resulting from high price inflation in key commodities and higher production costs. The average unit prices for the commodities, including dairy, sugar and cocoa, increased by more than 30 per cent. between FY2022 and FY2023. The increase in production costs (4.1 per cent. in FY2023 compared to FY2022) was largely due to labour inflation, higher depreciation from new line investments and higher repair and maintenance costs, partially offset by a reduction in utilities as global fuel and energy prices declined.
Selling, general and administrative expenses
Selling, general and administrative expenses were €1,742 million in FY2023 compared to €1,693 million in FY2022, representing an increase of 2.9 per cent. (or €49 million). This increase was primarily due to increased advertising and promotion spend across segments to drive volume and support new innovations in key markets and increases in other expenses largely due to hyperinflation in Turkey.
Adjusting items
Adjusting items were €112 million in FY2023 compared to €136 million in FY2022, representing a decrease of 17.3 per cent. (or €24 million). This decrease was largely driven by a €34 million reduction in restructuring costs as additional costs were incurred in FY2022 resulting from the Compass reorganisation programme.

Acquisition and disposal-related costs were €36 million higher, largely driven by the Yasso acquisition. This was mostly offset by a €30 million favourable movement year-on-year from the release of an unutilised legal provision by Unilever, which was partially allocated to the Group.
Operating profit and Adjusted EBITDA
Operating profit was €742 million in FY2023 compared to €737 million in FY2022, representing an increase of 0.7 per cent. (or €5 million). This increase was driven by growth in revenue offset by increases in cost of sales, selling, general and administrative expenses, and adjusting items as described above.
Adjusted EBITDA was €1,211 million in FY2023 compared to €1,245 million in FY2022, representing a decrease of 2.7 per cent. (or €34 million). This reduction was driven by the €19 million decrease in adjusted operating profit described above as well as a €15 million reduction in depreciation and amortisation.
Net finance costs
Net finance costs were €20 million in FY2023 compared to €35 million in FY2022, representing a decrease of 42.9 per cent. (or €15 million). This decrease was primarily driven by the remeasurement of the Philippines put option, which resulted in a €22 million loss in finance costs in FY2022 compared to a nil effect in FY2023. This decrease was slightly offset by increases in pension interest and interest on lease liabilities.
Taxation
Taxation was €203 million in FY2023 compared to €173 million in FY2022, representing an increase of 17.3 per cent. (or €30 million). The increase in tax between FY2022 and FY2023 was due to a number of factors including (i) a €10 million increase due to an overall increase in profitability and a relative increase in profits in countries taxed at higher rates, and (ii) changes in irrecoverable withholding taxes, incentive tax credits and non-deductible expenses. Irrecoverable withholding taxes were a benefit of €1 million in FY2022 and a cost of €7 million in FY2023. The benefit of incentive tax credits decreased from €25 million in FY2022 to €19 million in FY2023. Non-deductible expenses increased from €10 million in FY2022 to €15 million in FY2023, primarily as a result of the deferred consideration for the Yasso acquisition.
Net profit
Net profit was €509 in FY2023 compared to €527 million in FY2022, representing a decrease of 3.4 per cent. (or €18 million). The decrease was primarily driven by a €30 million increase in taxation and €8 million higher net monetary loss arising from hyperinflationary economies, partly offset by a €5 million increase in operating profit and €15 million reduction in net finance costs.
Results of Geographical Operating Segments
Comparison of Segment Results for HY2025 and HY2024
The following table sets out the Group’s revenue and Adjusted EBITDA for HY2025 and HY2024 by reporting segments.
	Europe and ANZ		Americas		RoW		Total
	HY2025	HY2024	HY2025	HY2024	HY2025	HY2024	HY2025	HY2024
	(€ million)
Revenue	1,861	1,756	1,479	1,518	1,163	1,120	4,503	4,394
Adjusted EBITDA(1)	320	324	229	221	304	304	853	849

Note:
(1)
Adjusted EBITDA represents the Group’s measure of segment profit or loss. For the definition of Adjusted EBITDA, see “— Operating Results — Description of Non-IFRS Financial Measures —

Adjusted EBITDA”, and for a reconciliation of the closest measure prepared in accordance with IFRS (operating profit) to Adjusted EBITDA, see “— Reconciliation of Non-IFRS Financial Measures — Adjusted EBITDA”.
Europe and ANZ
Revenue
The Group’s revenue attributable to Europe and ANZ was €1,861 million in HY2025 compared to €1,756 million in HY2024, representing an increase of 6.0 per cent. (or €105 million). OSG contributed 6.1 per cent. The strong revenue growth in Europe and ANZ was driven by volume and price following effective pricing strategies across key markets, improved customer relationships in France and favourable weather conditions in Northwestern Europe. In Italy, revenue decreased in HY2025 due to local competition and in Australia revenue decreased in HY2025 due to the difficulty of importing stock, coupled with market decline.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to Europe and ANZ was €320 million in FY HY2025 compared to €324 million in HY2024, representing a decrease of 1.2 per cent. (or €4 million). This decrease was largely driven by the high material cost inflation, particularly in cocoa and dairy, offsetting revenue growth.
Americas
Revenue
The Group’s revenue attributable to the Americas was €1,479 million in HY2025 compared to €1,518 million in HY2024, representing a decrease of 2.6 per cent. (or €39 million). Contribution from OSG of 1.8 per cent. was more than offset by a negative impact from currency (4.3 per cent.). The United States was a major source of revenue growth, with revenue increasing by €15 million in HY2025 (2.7 per cent. OSG). This was primarily due to the ongoing integration of Yasso, which delivered a €38 million increase in revenue. Strong organic growth in Mexico, reflected by a 3.8 per cent. OSG in HY2025 driven by price increases, was more than offset by an unfavourable foreign currency impact. In Brazil, market decline resulted in volume and revenue loss.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the Americas was €229 million in HY2025 compared to €221 million in HY2024, representing an increase of 3.6 per cent. (or €8 million). This increase was primarily driven by reduced advertising and promotion expenses resulting from currency translation effects and the differences in the timing of innovation launches.
RoW
Revenue
The Group’s revenue attributable to the RoW was €1,163 million in HY2025 compared to €1,120 million in HY2024, representing an increase of 3.8 per cent. (or €43 million). OSG contributed 10.7 per cent., partially offset by a negative currency impact of 6.2 per cent. Turkey continued to grow in volume with strong innovations and cabinet investment, as well as in price due to high price increases under the hyperinflationary environment, all of which resulted in a €12 increase in revenue. China, Pakistan and the Philippines delivered strong revenue growth driven by volume. Higher trade investments, cabinet deployment, strong innovations and earlier new product launches enabled better market presence and strong volume growth in these markets.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the RoW was €304 million in HY2025 compared to €304 million in HY2024, representing no change. Revenue growth was offset by raw material cost inflation in cocoa, trade investments in Asia and slightly higher selling, general and administrative expenses.

Comparison of Segment Results for FY2024 and FY2023
The following table sets out the Group’s revenue and Adjusted EBITDA for FY2024 and FY2023 by reporting segments.
	Europe and ANZ		Americas		RoW		Total
	FY2024	FY2023	FY2024	FY2023	FY2024	FY2023	FY2024	FY2023
	(€ million)
Revenue	3,109	3,019	2,887	2,750	1,951	1,849	7,947	7,618
Adjusted EBITDA(1)	454	431	425	368	461	412	1,340	1,211

Note:
(1)
Adjusted EBITDA represents the Group’s measure of segment profit or loss. For the definition of Adjusted EBITDA, see “— Operating Results — Description of Non-IFRS Financial Measures — Adjusted EBITDA”, and for a reconciliation of the closest measure prepared in accordance with IFRS (operating profit) to Adjusted EBITDA, see “— Reconciliation of Non-IFRS Financial Measures — Adjusted EBITDA”.

Europe and ANZ
Revenue
The Group’s revenue attributable to Europe and ANZ was €3,109 million in FY2024 compared to €3,019 million in FY2023, representing an increase of 3.0 per cent. (or €90 million). OSG contributed 2.6 per cent. and currency had a further positive impact of 0.4 per cent on revenue growth. Europe and ANZ saw strong performance across markets, notably Germany and Eastern Europe, driven by strong consumer-relevant innovations. This was primarily the result of the launch of Magnum Euphoria, Chill & Wonder and Bon Bons, optimised pricing and promotional plans and stronger customer partnerships. Strong growth across most markets was partially offset by weaker performance in Italy as a result of a reduction in the concession network and in France due to the use of a pricing model that was not adequately matched to consumer expectation. This mismatch led to a consumer trend towards purchasing lower priced products from both the Group and its competitors, which collectively had a downward impact on revenue.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to Europe and ANZ was €454 million in FY2024 compared to €431 million in FY2023, representing an increase of 5.3 per cent. (or €23 million). This increase was driven by revenue growth, limited raw material inflation aside from cocoa, and supply chain cost savings delivered through product reformulations, stock keeping unit (SKU) rationalisation and logistics optimisation. This was partially offset by an increase in selling, general and administrative expenses due to higher marketing spend and general salary inflation.
Americas
Revenue
The Group’s revenue attributable to the Americas was €2,887 million in FY2024 compared to €2,750 million in FY2023, representing an increase of 5.0 per cent. (or €137 million). Contribution from OSG of 2.0 per cent. and the Yasso acquisition of 3.9 per cent. was partially offset by a negative impact from currency (0.9 per cent.). Growth was driven by strong performance in Mexico and improved performance in the United States, where new innovations were well received by consumers as the Group adjusted advertising and promotions to be more competitive with key snacking peers, strengthened customer partnerships, increased distribution and integrated the Yasso acquisition. This was partially offset by Brazil following a decline in the overall market partially driven by flooding in the year, and execution challenges as well as electricity shortages in Ecuador.

Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the Americas was €425 million in FY2024 compared to €368 million in FY2023, representing an increase of 15.5 per cent. (or €57 million). This increase was driven by revenue growth and operational efficiencies delivered through product rationalisation, improved logistics and business waste savings, as well as shifting the product portfolio to higher margin products and brands. This was slightly offset by an increase in selling, general and administrative expenses, fully attributable to higher advertising and promotion spend.
RoW
Revenue
The Group’s revenue attributable to the RoW was €1,951 million in FY2024 compared to €1,849 million in FY2023, representing an increase of 5.5 per cent. (or €102 million). OSG contributed 4.7 per cent. and currency related items contributed 0.8 per cent. Growth was driven by Turkey, which saw strong volume growth, supported by a wide range of innovations, distribution gains and warm weather. Excluding Turkey, ROW experienced a decrease in revenue, primarily driven by China, as a result of weak consumer demand and high trade stock levels, and Israel, where one of the Group’s factories was temporarily closed due to rising tensions in the region. This was slightly offset by a volume driven growth in the Philippines as a result of price adjustments and strong innovations.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the RoW was €461 million in FY2024 compared to €412 million in FY2023, representing an increase of 11.9 per cent. (or €49 million). This increase was largely driven by strong growth in Turkey (where the Group experienced high margins), and margin improvement in China and Indonesia, both due to reduced supply chain costs from the Group’s supply chain transformation programme. This was slightly offset by an increase in selling, general and administrative expenses, largely driven by higher marketing spends and overheads in Turkey.
Comparison of Segment Results for FY2023 and FY2022
The following table sets out the Group’s revenue and Adjusted EBITDA for FY2023 and FY2022 by reporting segments.
	Europe and ANZ		Americas		RoW		Total
	FY2023	FY2022	FY2023	FY2022	FY2023	FY2022	FY2023	FY2022
	(€ million)
Revenue	3,019	3,028	2,750	2,647	1,849	1,831	7,618	7,506
Adjusted EBITDA(1)	431	477	368	333	412	435	1,211	1,245

Note:
(1)
Adjusted EBITDA represents the Group’s measure of segment profit or loss. For the definition of Adjusted EBITDA, see “— Operating Results — Description of Non-IFRS Financial Measures — Adjusted EBITDA”, and for a reconciliation of the closest measure prepared in accordance with IFRS (operating profit) to Adjusted EBITDA, see “— Reconciliation of Non-IFRS Financial Measures — Adjusted EBITDA”.

Europe and ANZ
Revenue
The Group’s revenue attributable to Europe and ANZ was €3,019 million in FY2023 compared to €3,028 million in FY2022, representing a decrease of 0.3 per cent. (or €9 million). OSG contribution of 0.7 per cent. was more than offset by a negative currency effect (1.0 per cent.). Growth was driven by double digit price increases which were implemented in response to high commodity costs. Pricing gains were almost fully offset by a decrease in volumes, resulting from reduced consumer demand and the loss of distribution in some markets, particularly in France due to extended retailer negotiations.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to Europe and ANZ was €431 million in FY2023 compared to €477 million in FY2022, representing a decrease of 9.6 per cent. (or €46 million). This decrease was largely driven by high inflation that was experienced in the first half of FY2023 in fuel and raw material prices, particularly sugar and dairy. Although the Group increased the prices of its products during this period, the adverse impact of inflation was not fully mitigated through pricing adjustments. The reduced economies of scale from volume loss had a further negative impact on profitability. The selling, general and administrative expenses increased, driven by the stepped-up advertising and promotion spend in key markets to maintain market share.
Americas
Revenue
The Group’s revenue attributable to the Americas was €2,750 million in FY2023 compared to €2,647 million in FY2022, representing an increase of 3.9 per cent. (or €103 million). Contribution from OSG of 2.7 per cent. and the Yasso acquisition of 2.5 per cent. was partially offset by a negative currency impact (1.3 per cent.) resulting from the US dollar depreciating against the euro. Growth was driven by price increases implemented to mitigate cost inflation and the increased focus on premium brands (particularly in the United States, Mexico and Brazil), partially offset by volume losses.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the Americas was €368 million in FY2023 compared to €333 million in FY2022, representing an increase of 10.5 per cent. (or €35 million). This increase was largely driven by the inflation on supply chain costs being mitigated through price increases, shifting the portfolio to premium brands and higher margin products, and the acquisition of Yasso in August 2023. This was partially offset by higher selling, general and administrative expenses, particularly due to higher advertising and promotion spend in Mexico to support double digit growth and increase in overheads.
RoW
Revenue
The Group’s revenue attributable to the RoW was €1,849 million in FY2023 compared to €1,831 million in FY2022, representing an increase of 1.0 per cent. (or €18 million). Contribution from OSG of 5.3 per cent. was mostly offset by a negative currency effect of 4.1 per cent. (primarily due to currency devaluations in China, Pakistan, Indonesia, Israel and Turkey). Strong price and volume growth in Turkey was partially offset by a decline in other markets, particularly driven by volume loss in China as consumers shifted to cheaper alternatives.
Adjusted EBITDA
The Group’s Adjusted EBITDA attributable to the RoW was €412 million in FY2023 compared to €435 million in FY2022, representing a decrease of 5.3 per cent. (or €23 million). The Adjusted EBITDA increase from Turkey driven by revenue growth and profitability improvement was more than offset by a decline in the rest of the region. This decrease was primarily driven by lower margins in China as consumer preferences shifted to lower margin brands in response to higher prices, and cost inflation not being fully recovered through pricing in Philippines and Thailand with considerations on consumer affordability. The selling, general and administrative expenses remained largely unchanged.
Reconciliation of Non-IFRS Financial Measures
The sections below provide reconciliations of the closest measures prepared in accordance with IFRS to the non-IFRS measures used by the Group.

The Group uses “constant rate” and “organic” measures primarily for internal performance analysis and targeting purposes. The Group presents certain items, percentages and movements, using constant exchange rates, which do not include the impact of fluctuations in foreign currency exchange rates. Constant currency values are calculated by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euro using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in the Group’s key markets.
	Annual average rate in(1)
	FY2024	FY2023	FY2022
	(€ million)
US dollar (€1 = US$)	1.085	1.081	1.050
UK pound sterling (€1 = GBP)	0.848	0.870	0.851
Mexican peso (€1 = MXN)	19.589	19.169	21.178
Turkish lira (€1 = TRY)	36.671	31.625	19.300

Note:
(1)
Except for the local currency of entities that operate in hyperinflationary economies, which includes the Turkish lira, these currencies are translated into euro using the prior year closing exchange rate before the application of IAS 29.

OSG
The following table presents a reconciliation of changes in the IFRS measure of revenue to OSG for the periods indicated:
	HY2025	HY2024	FY2024	FY2023	FY2022
Revenue (€ million)	4,503	4,394	7,947	7,618	7,506
Revenue growth(1) (%)	2.5	2.1	4.3	1.5	13.3
Effect of acquisitions(2) (%)	—	2.1	1.4	0.9	—
Effect of disposals(3) (%)	(0.1)	—	—	—	—
Effect of currency-related items(4) (%)	(3.0)	0.7	—	(1.9)	4.9
of which:
Exchange rate changes (%)	(4.1)	(1.3)	(1.8)	(4.7)	3.2
Extreme price growth in hyperinflationary markets (%)	1.1	2.1	1.8	3.0	1.6
OSG(5)(6) (%)	5.8	(0.7)	2.8	2.5	8.1
of which:
OVG (%)(7)	3.5	(1.7)	1.1	(6.5)	(1.1)
OPG (%)(7)	2.1	1.1	1.7	9.7	9.3

Notes:
(1)
Revenue growth is calculated as current year revenue minus prior year revenue divided by prior year revenue.

(2)
Effect of acquisitions is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with acquisitions was removed from the current year. This excludes the change in revenue of the acquisitions compared to their historical base, if this change has been included in the OSG.

(3)
Effect of disposals is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with disposals was removed from the prior year.

(4)
Effect of currency-related items is comprised of the effect of foreign currency exchange rate movements on revenue growth and price growth in excess of 26 per cent. per year in hyperinflationary economies which is excluded from OSG.

(5)
For the definition of OSG, see “— Operating Results — Description of Non-IFRS Financial Measures — OSG”. OSG is revenue growth adjusted to remove the impacts of acquisitions, disposals and the impact of currency-related items (being movements in exchange rates and extreme price growth in hyperinflationary markets) as set out in the table above. The calculation of OSG is as follows: (1 plus revenue growth) divided by (1 plus effect of acquisitions) multiplied by (1 plus effect of disposals) multiplied by (1 plus effect of currency-related items) minus 1.

(6)
OPG in excess of 26 per cent. per year in hyperinflationary economies has been excluded when calculating the OSG in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

(7)
For the definitions of OVG and OPG, see “— Operating Results — Description of Non-IFRS Financial Measures — OVG” and “— Operating Results — Description of Non-IFRS Financial Measures — OPG”. OVG and OPG are multiplied on a compounded basis to arrive at OSG through application of the following formula: OSG equals (1 plus OVG) multiplied by (1 plus OPG) minus 1.

Adjusting items
Several non-IFRS measures are adjusted to exclude items defined as adjusting. The following table sets out the calculation of adjusting items for the periods indicated.
	HY2025	HY2024	FY2024	FY2023	FY2022
	(€ million)
Acquisition and disposal-related costs(1)	(121)	(10)	(64)	(50)	(14)
Restructuring costs(2)	26	(37)	(137)	(74)	(108)
Other	(2)	—	1	12	(14)
Total adjusting items(3)	97	47	200	112	136

Notes:
(1)
HY2025, HY2024 and FY2024 comprises the charge relating to the separation. FY2023 included a charge of €38 million related to the revaluation of the earnout liability of Yasso.

(2)
HY2025 comprises a net release of €43 million related to the restructuring provision, which was partially offset by charges of €17 million related to supply chain projects and other corporate initiatives. FY2024 includes restructuring costs of €54 million relating to the separation, and a cost of €16 million (FY2023: €18 million and FY2022: €nil) for supply chain transformation projects. FY2022 restructuring costs consist of various strategic organisational change programmes, such as the Compass reorganisation.

(3)
For the definition of adjusting items, see “— Operating Results — Description of Non-IFRS Financial Measures — Adjusting items”. For additional information, see “Note 3. Operating costs” of the Combined Carve-Out Financial Statements.

Adjusted EBITDA
The following table sets out a reconciliation of net profit to Adjusted EBITDA for the periods indicated:
	HY2025	HY2024	FY2024	FY2023	FY2022
	(€million)
Net profit	464	462	595	509	527
Net finance costs	10	10	17	20	35
Net monetary gain/(loss) arising from hyperinflationary economies	(27)	(16)	—	10	2
Taxation	122	152	152	203	173
Operating profit	569	608	764	742	737
Depreciation and amortisation	187	194	376	357	372
Adjusting items(1)	97	47	200	112	136
Adjusted EBITDA(2)	853	849	1,340	1,211	1,245

Notes:
(1)
For the definition of adjusting items, see “— Operating Results — Description of Non-IFRS Financial Measures — Adjusting items”, and for a calculation of adjusting items, see “— Reconciliation of Non-IFRS Financial Measures — Adjusting items”.

(2)
For the definition of Adjusted EBITDA, see “— Operating Results — Description of Non-IFRS Financial Measures — Adjusted EBITDA”. For additional information, see “Note 3. Operating costs” of the Combined Carve-Out Financial Statements.

FCF
The following table sets out a reconciliation of net cash flow from operating activities to FCF for the periods indicated:
	HY2025	HY2024	FY2024	FY2023	FY2022
	(€ million)
Net cash flow from operating activities	276	379	1,113	914	721
Net capital expenditure(1)	(133)	(113)	(299)	(253)	(258)
Net interest paid	(8)	(5)	(11)	(9)	(6)
FCF(2)	138	262	803	652	457
Net cash flow (used in)/from investing activities	(129)	(174)	(359)	(854)	(258)
Net cash flow used in financing activities	(164)	(223)	(737)	(51)	(470)

Notes:
(1)
Comprises the addition of: (a) purchase of intangible assets; (b) purchase of property, plant and equipment; and (c) disposal of property, plant and equipment.

(2)
For the definition of FCF, see “— Operating Results — Description of Non-IFRS Financial Measures — FCF”.

FCF conversion
The following table sets out a reconciliation of net cash flow from operating activities to FCF conversion for the periods indicated:
	HY2025	HY2024	FY2024	FY2023	FY2022
	(€ million)
Net cash flow from operating activities	276	379	1,113	914	721
FCF	138	262	803	652	457
Cash impact of tax on disposal	—	—	—	—	—
FCF excluding cash impact of tax on disposal	138	262	803	652	457
Net profit	464	462	595	509	527
Loss/(gain) on disposal of group companies	—	—	—	—	—
Other (income)/loss from non-current investments and associates	—	—	—	—	—
Tax on gain on disposal of group companies	—	—	—	—	—
Net profit excluding profit and loss on disposal, and income from non-current investments	464	462	595	509	527
Cash conversion from operating activities (%)	86	117	211	225	160
FCF conversion(1) (%)	30	57	135	128	87

Note:
(1)
For the definition of FCF conversion, see “— Operating Results — Description of Non-IFRS Financial Measures — FCF conversion”. FCF conversion is calculated as FCF excluding cash impact of tax on disposal divided by net profit, excluding profit and loss on disposal, and income from non-current investments.

Net Debt
The following table sets out a reconciliation of total financial liabilities to Net Debt for the periods indicated:
	HY2025	HY2024	FY2024	FY2023	FY2022
	(€ million)
Total financial liabilities	(349)	(361)	(333)	(348)	(339)
Current	(89)	(104)	(85)	(73)	(73)
Non-current	(260)	(257)	(248)	(275)	(266)
Cash and cash equivalents	49	39	70	52	44
Other current financial assets	—	—	—	—	—
Non-current financial asset derivatives that relate to financial liabilities	—	—	—	—	—
Net debt(1)	(300)	(322)	(263)	(296)	(295)

Note:
(1)
For the definition of Net Debt, see “— Operating Results — Description of Non-IFRS Financial Measures — Net Debt”.

Adjusted ROIC
The following table sets out a reconciliation of net profit to Adjusted ROIC for the periods indicated:
	FY2024	FY2023	FY2022
	(€ million unless otherwise indicated)
Net profit	595	509	527
Net finance costs	17	20	35
Net monetary loss arising from hyperinflationary economies	—	10	2
Taxation on finance costs(1)	(3)	(6)	(9)
Operating profit after taxation	609	533	555
Adjusting items within operating profit(2)	200	112	136
Tax impact of adjusting items(3)	(56)	(45)	(9)
Operating profit after taxation net of adjusting items	753	600	682
Goodwill	585	558	272
Intangible assets	793	754	381
Property, plant and equipment	2,355	2,234	2,246
Inventories	920	915	991
Trade and other current receivables	635	540	587
Trade payables and other current liabilities	(1,818)	(1,826)	(1,864)
Period-end invested capital	3,470	3,175	2,613
Average invested capital for the period(4)	3,323	2,894	2,434
ROIC (%)	18.3%	18.4%	22.8%
Adjusted ROIC(5) (%)	22.7%	20.7%	28.0%

Notes:
(1)
Taxation on finance cost is calculated as net finance cost multiplied by the effective tax rate of 20.3 per cent. for FY2024 (FY2023: 28.4 per cent. and FY2022: 24.6 per cent.). Net monetary loss is not taxable.

(2)
For the definition of adjusting items, see “— Operating Results — Description of Non-IFRS Financial Measures — Adjusting items”, and for a calculation of adjusting items, see “— Reconciliation of Non-IFRS Financial Measures — Adjusting items”.

(3)
Tax impact of adjusting items includes tax on adjusting times within operating profit and other adjusting tax items such as the impact of deferred tax adjustments from the application of IAS 29.

(4)
Average invested capital for the period is calculated as the sum of opening and closing balances for the period divided by two.

(5)
For the definition of Adjusted ROIC, see “— Operating Results — Description of Non-IFRS Financial Measures — Adjusted ROIC”. Adjusted ROIC is calculated as operating profit after taxation net of adjusting items divided by the annual average of invested capital for the period.

5.B.   LIQUIDITY AND CAPITAL RESOURCES
Working Capital Statement
In the opinion of the Company, the Group’s working capital is sufficient for the Group’s present requirements; that is for at least 12 months following the date of this registration statement.

Cash Flows
The following table presents the primary components of the Group’s cash flows for each of the periods indicated.
	HY2025	HY2024	FY2024	FY2023	FY2022
	(€ million)
Net cash flow from operating activities	276	379	1,113	914	721
Net cash flow used in investing activities	(129)	(174)	(359)	(854)	(258)
Net cash flow used in financing activities	(164)	(223)	(737)	(51)	(470)
Net increase/(decrease) in cash and cash equivalents	(17)	(18)	17	9	(7)
Cash and cash equivalents at the beginning of the year	67	50	50	43	51
Effects of foreign exchange rate changes	(5)	(1)	—	(2)	(1)
Cash and cash equivalents at the end of the year	45(1)	31	67(1)	50	43

Note:
(1)
As of 31 December 2024 and 30 June 2025, cash and cash equivalents were primarily held in Israeli shekel, Philippine peso and Turkish lira.

Net cash flow from operating activities
Net cash flow from operating activities was €276 million in HY2025 compared to €379 million in HY2024, representing a decrease of 27.2 per cent. (or €103 million). This decrease was primarily driven by a reduction in operating profit (€39 million), an increase in working capital outflow (€56 million), an increase in outflows from provisions less payments (€53 million) during HY2025 and partially offset by a decrease in taxes paid (€38 million). The €56 million increase in working capital outflows were predominantly driven by higher levels of inventory due to organic growth, inflation and the impact of product mix. The €53 million increase in outflows from provisions less payments was primarily due to the release of a restructuring provision (as the release of the restructuring provision offset the non-cash income included in operating profit). The income tax decrease was due to a lower effective tax rate primarily resulting from favourable prior year true-ups in HY2025 as explained above. The reduction in operating profit was primarily driven by the increase in acquisition and disposal related costs arising from separation.
Net cash flow from operating activities was €1,113 million in FY2024 compared to €914 million in FY2023, representing an increase of 21.8 per cent. (or €199 million). During this period, €90 million of the improvement was driven by a decrease in income tax paid. The income tax decrease was primarily due to a lower effective tax rate resulting from favourable tax audit settlements and prior year true-ups in FY2024, which was partially offset by a reduction in the effect of hyperinflationary adjustments in Turkey. In FY2024, there were significant favourable settlements and true-ups, compared with adverse impacts in FY2023.53 A further €55 million improvement in net cash flow from operations resulted from a €41 million cash inflow from provisions less payments which compared to an outflow of €14 million in FY2023. The inflow in FY2024 related to an increase in provisions for overhead reduction as part of the Group’s broader productivity programme. Working capital inflows of €70 million in FY2024 were broadly in line with FY2023, which recorded a working capital inflow of €56 million. The cash inflow from trade payables and other liabilities increased by €54 million in FY2024 from FY2023. This increase was largely attributable to higher dairy and cocoa prices, extended supplier payment terms in the Americas, and hyperinflation in Turkey. The corresponding impact on inventory value was offset by operational improvements, particularly in the Americas, which reduced inventory volumes.
Net cash flow from operating activities was €914 million in FY2023 compared to €721 million in FY2022, representing an increase of 26.8 per cent. (or €193 million). This increase was primarily driven by favourable working capital movements, of €56 million compared to an outflow of €273 million in FY2023. The movement in inventory resulted in a €54 million cash inflow in FY2023 compared to an outflow of €228 million in

53
True-ups are adjustments from the positions taken for reporting which may be based on estimates to the figures in the final submitted tax returns.

FY2022. In FY2022, inventory levels were intentionally increased to enhance supply security, support customer services, and mitigate fluctuations in production demand, which led to an outflow during this period. In FY2023, inventory levels were reduced following operational improvements in the supply chain. Trade and other receivables generated a cash inflow of €30 million in FY2023, compared to a €196 million outflow in FY2022. The outflow in FY2022 was driven by the significant increase in revenue in FY2022 compared to FY2021. For trade and other payables, there was a €28 million cash outflow in FY2023, compared to a €151 million inflow in FY2022. The inflow in FY2022 mainly related to payables arising from an inventory build-up in that year, which was largely reversed in FY2023. The cash inflow from working capital movement was partially offset by an increase of €108 million in income tax paid. This increase was primarily attributable to a higher current tax charge, reflecting a higher effective tax rate. The higher effective tax rate resulted from a relative increase in profits in countries with higher tax rates, an increase in non-deductible expenses, irrecoverable withholding taxes, and the impact of tax audit settlements. These factors were partially offset by the effect of hyperinflationary adjustments in Turkey.
Net cash flow used in investing activities
Net cash flow used in investing activities was €129 million in HY2025 compared to €174 million in HY2024, representing a decrease of 25.9 per cent. (or €45 million). This decrease was driven by the €61 million contingent consideration outflow for the Yasso acquisition in HY2024, which did not repeat in HY2025, partially offset by a €22 million increase in capital expenditures.
Net cash flow used in investing activities was €359 million in FY2024 compared to €854 million in FY2023, representing a decrease of 58.0 per cent. (or €495 million). This decrease was primarily driven by the cash outflow resulting from the consideration paid for the Yasso acquisition in FY2023 (€604 million). Partially offsetting the decrease were €61 million in cash outflows for the settlement of deferred consideration related to the Yasso acquisition in FY2024, as well as €43 million in higher purchases of property, plant and equipment, driven by increased investment in cabinets and vehicles for product distribution.
Net cash flow used in investing activities was €854 million in FY2023 compared to €258 million in FY2022, representing an increase of €596 million. This increase was primarily driven by the €604 million net outflow resulting from the consideration paid for the Yasso acquisition in FY2023.
Net cash flow used in financing activities
Net cash flow used in financing activities was €164 million in HY2025 compared to €223 million in HY2024, representing a decrease of €59 million. In HY2025 and HY2024, net cash flow used in financing activities primarily represented the capital elements of lease payments and other transactions with Unilever and owners of non-controlling interests. The decrease in net outflow year-on-year was primarily driven by other transactions with Unilever.
Net cash flow used in financing activities was €737 million in FY2024 compared to €51 million in FY2023, representing an increase of €686 million. In FY2024 and FY2023, net cash flow used in financing activities primarily represented other transactions, including cash pooling arrangements, with Unilever and owners of non-controlling interests. In FY2024, this primarily consisted of a net outflow through the cash pooling arrangements to Unilever of the free cash flow generated by the Group. In FY2023, this primarily consisted of a small net inflow due to the consideration paid for the Yasso acquisition, which offset the free cash generated by the Group.
Net cash flow used in financing activities was €51 million in FY2023 compared to €470 million in FY2022, representing a decrease of 89.1 per cent. (or €419 million). As with FY2024 and FY2023, net cash flow used in financing activities represented other transactions, including cash pooling arrangements, with Unilever and owners of non-controlling interests. In FY2022, this consisted of a net outflow through the cash pooling arrangement to Unilever of the free cash flow generated by the Group.
Capital Resources and Indebtedness
See “Item 3. Key Information — 3.B. Capitalisation and Indebtedness” for details relating the Group’s capitalisation and indebtedness as of the dates indicated therein. Further details of the capital resources of the Group are set out in the summaries below.

The Group’s liquidity requirements primarily relate to its working capital requirements, funding its operating expenses and capital expenditures, implementing its growth strategies, and servicing its ongoing debt obligations.
Historically, the Group primarily relied on cash flows generated from its operations and funding from Unilever, as part of the Unilever Group, to meet its liquidity needs. In connection with the Reorganisation and Demerger, the Group has entered into a series of borrowing arrangements with unaffiliated third-party lenders, including: (i) three term loan facilities; and (ii) a revolving credit facility, as described below.
Term loan facilities
Magnum ICC Finance B.V. (as borrower) and The Magnum Ice Cream Company HoldCo Netherlands B.V. (as guarantor) (each, a wholly-owned subsidiary of the Company) entered into a term loan facilities agreement on 28 August 2025 (the “Term Loan Facilities Agreement”) (the facilities to be provided thereunder being the “Term Loan Facilities”). The commitments under the Term Loan Facilities are provided by unaffiliated third-party lenders.
The Term Loan Facilities comprise:
•
a bridge term loan facility (the “Bridge Facility”) denominated in euro, with a commitment of €3 billion available for the repayment of financial indebtedness owed by Group Companies to the Unilever Group, and, if required, for the payment of the consideration for the transfer of Unilever’s Ice Cream Business in Indonesia (see “Reorganisation and Demerger — Overview — Deferred Territories — Indonesia”). The Bridge Facility is provided on a certain funds basis until the date of the Demerger. It is expected that the Bridge Facility has an initial maturity date of one year from the date of the Term Loan Facilities Agreement, subject to two extension options of six months each which can be exercised by the Company in its sole discretion, subject to no event of default continuing or breach of repeating representation;

•
a term loan facility (the “India Term Loan Facility”) denominated in euro, with a commitment of €300 million available for the payment of the consideration for the transfer of the Unilever Group’s shares in Kwality Wall’s India, once received by the relevant Unilever Group Company (see “Reorganisation and Demerger — Overview — Deferred Territories — India”). The India Term Loan Facility is provided on a certain funds basis for a period of 18 months from the date of the Term Loan Facilities Agreement. The India Term Loan Facility has a maturity date of three years from the date of the Term Loan Facilities Agreement; and

•
a working capital term loan facility (the “Working Capital Term Loan Facility”) denominated in euro (with optional currencies of US dollars and Pounds Sterling), with a commitment of €700 million available for general corporate purposes and with a maturity date of three years from the date of the Term Loan Facilities Agreement.

Prior to Admission, Magnum ICC Finance B.V.’s obligations under the Term Loan Facilities Agreement are only to be guaranteed by The Magnum Ice Cream Company HoldCo Netherlands B.V. Following the Demerger, the Company will accede to the Term Loan Facilities Agreement as an additional guarantor of Magnum ICC Finance B.V.’s obligations thereunder. Following its accession as guarantor under the Term Loan Facilities Agreement, the Company will guarantee the obligations of any other member of the Group that accedes to the Term Loan Facilities Agreement as an additional borrower.
Any loan drawn under the any of the Term Loan Facilities will bear interest at a rate equal to the aggregate of: (i) EURIBOR (in respect of loans drawn in euro), Compounded SOFR (in respect of loans drawn in US dollars) or Compounded SONIA (in respect of loans drawn in Pounds Sterling); and (ii) a margin between 0.35 and 1.70 per cent. subject to a margin grid which is based on duration for the Bridge Facility, and between 0.75 and 1.30 per cent. subject to a margin grid which is based on the Group’s long-term credit rating for the India Term Loan Facility and Working Capital Term Loan Facility.
The Term Loan Facilities Agreement requires Magnum ICC Finance B.V. and The Magnum Ice Cream Company HoldCo Netherlands B.V. (and, on and from its accession as an additional guarantor, the Company) to make certain customary representations and warranties at various times throughout the term of the agreement. While the Term Loan Facilities Agreement does not contain any financial covenants, it contains a customary negative pledge and restrictions on disposals, as well as other customary covenants of an administrative or operational nature. The Term Loan Facilities Agreement also contains customary events of default, including cross-default and acceleration provisions.
Revolving credit facility
Magnum ICC Finance B.V. (as borrower) and The Magnum Ice Cream Company HoldCo Netherlands B.V. (as guarantor) entered into a syndicated revolving credit facility agreement on 28 August 2025 (the “Revolving Credit Facility Agreement”) (the revolving credit facility provided thereunder being the “Revolving Credit Facility” and the swingline facilities as a sub-limit within the Revolving Credit Facility provided thereunder being the “Swingline Facility”). The commitments under the Revolving Credit Facility and the Swingline Facility are provided by unaffiliated third-party lenders.
The Revolving Credit Facility comprises:
•
a multicurrency facility denominated in euro (with optional currencies of US dollars and Pounds Sterling), and a commitment of €1 billion available for general corporate purposes with an initial maturity date of five years from the date of the Revolving Credit Facility Agreement, subject to two extension options of one year each which can be requested by the Company and which each lender can in its sole discretion, agree to or not; and

•
a €500 million Swingline Facility and a US$500 million Swingline Facility each operating as a sublimit within the Revolving Credit Facility with the purpose of refinancing euro or US dollar commercial paper programmes, respectively, that the Group plans to establish.

Prior to Admission, Magnum ICC Finance B.V.’s obligations under the Revolving Credit Facility Agreement are only guaranteed by The Magnum Ice Cream Company HoldCo Netherlands B.V. Following the Demerger, the Company will accede to the Revolving Credit Facility Agreement as an additional guarantor of Magnum ICC Finance B.V.’s obligations thereunder. Following its accession as guarantor under the Revolving Credit Facility Agreement, the Company will guarantee the obligations of any other member of the Group that accedes to the Revolving Credit Facility Agreement as an additional borrower.
Any loan drawn under the Revolving Credit Facility will bear interest at a rate equal to the aggregate of: (i) EURIBOR (in respect of loans drawn in euro) or Compounded SOFR (in respect of loans drawn in US dollars) or Compounded SONIA (in respect of loans drawn in Pounds Sterling); and (ii) a margin of between 0.20 and 0.75 per cent., subject to a margin grid which is based on the Group’s long-term credit rating.
Any loan drawn under the Swingline Facilities will bear an interest rate of (i) the aggregate of enhanced €STR and margin in relation to the Euro Swingline Facility; and (ii) the higher of the commercial lending rate in US dollars and 0.5 per cent. per annum over the Federal Funds Rate in relation to the US dollar Swingline Facility.
The Revolving Credit Facility Agreement requires Magnum ICC Finance B.V. and The Magnum Ice Cream Company HoldCo Netherlands B.V. (and, on and from its accession as an additional guarantor, the Company) to make certain customary representations and warranties at various times throughout the term of the Revolving Credit Facility Agreement. While the Revolving Credit Facility Agreement does not contain any financial covenants, it contains a customary negative pledge and restrictions on disposals, as well as other customary covenants of an administrative or operational nature.
The Revolving Credit Facility Agreement also contains customary events of default, including cross-default and acceleration provisions.
Treasury policies and future financing plans
The Group is developing its treasury policies in order to optimise its capital structure following the Demerger. Further detail will be included in an amendment to this registration statement.
Following Admission, the Group intends to explore a range of financing options depending on market conditions, including potentially through the issue of one or more bonds in the international capital markets.

Capital Expenditure
The Group’s capital expenditure investment is intended to drive growth, productivity and maintenance, including owned asset additions. Capital expenditure was financed by investment from Unilever during the periods under review.
Capital expenditure amounted to €150 million in HY2025, €128 million in HY2024, €321 million in FY2024, €278 million in FY2023 and €293 million in FY2022. The principal capital expenditure during the period under review related to investments in the Group’s supply chain and its cabinets. The principal capital expenditure during the period under review related to investments in the Group’s supply chain and its cabinets. The stepped-up investment in FY2024 compared to FY2023 included: (i) a return to growth in the Group’s cabinet fleet size after several years of decline; (ii) capacity investments in key sites including expanded Magnum production lines at the Group’s factories in Turkey and Europe; (iii) investments in quality and safety measures, resulting in a reduction in product quality and food safety issues; and (iv) other cost saving initiatives, including the insourcing of Yasso’s operations following its acquisition.
Information regarding the principal capital expenditure and divestitures that are in progress will be included in an amendment to this registration statement.
Commitments and Contingent Liabilities
Commitments
Commitments consist of lease commitments and other commitments. Lease commitments are the future cash out flows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low value assets, leases which are less than 12 months, variable leases, extension and termination options and leases not yet commenced but which the Group has committed to. Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include capital commitments to purchase property, plant and equipment, which are reported in “Note 8B. Leased assets” of the Combined Carve-Out Financial Statements. As of 31 December 2024, the Group’s capital commitments to purchase property, plant and equipment totalled €43 million. The following table summarises the Group’s contractual obligations for the periods indicated as of 31 December 2024.
	Within 1 year	Later than 1 year but not less than 5 years	Later than 5 years	Total
	(€ million)
Leases	7	15	1	23
Other commitments	13	5	2	20
Contingent liabilities
The Group has various contingent liabilities. Contingent liabilities arise in respect of litigation against Ice Cream Business companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes. The majority of contingent liabilities are in respect of fiscal matters in Brazil, with no other contingent liability being individually material. See “Risk Factors — The Group could be subject to adverse tax rulings and to changes in tax laws, regulations and interpretations”. For more information on contingent liabilities, see “Note 18. Commitments and contingent liabilities” of the Combined Carve-Out Financial Statements.
The following table presents the Group’s contingent liabilities for the periods indicated:
	As of 31 December
	FY2024	FY2023	FY2022
	(€ million)
Brazil tax assessments	98	117	100
Other contingent liabilities	5	5	10
Total contingent liabilities	103	122	110

Qualitative and Quantitative Disclosures about Financial Risks
The Group is exposed to a number of financial risks that arise from its use of financial instruments. These include liquidity risk, market risk (including currency risk, commodity price risk and interest rate risk) and credit risk. For more information on the Group’s exposure to these financial risks and how the Group manages them, see “Note 14. Treasury Risk Management” of the Combined Carve-Out Financial Statements.
Unaudited Pro Forma Combined Carve-Out Financial Information
The following Unaudited Pro Forma Combined Carve-Out Financial Information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Combined Carve-Out Financial Statements and the Condensed Combined Carve-Out Financial Statements and the accompanying notes included in “Item 18. Financial Statements”.
The following Unaudited Pro Forma Combined Carve-Out Financial Information consists of:
•
The unaudited pro forma combined statements of operations for the six months to 30 June 2025 and the year ended 31 December 2024 and;

•
An unaudited pro forma combined balance sheet as of 30 June 2025.

The following Unaudited Pro Forma Combined Carve-Out Financial Information is presented to illustrate the effects of the Demerger in accordance with Article 11 of Regulation S-X.
The unaudited pro forma income statement of the Group for the year ended 31 December 2024 and for the six months ended 30 June 2025 have been prepared to illustrate the impact of the Demerger on the income statement of the Group as if it had taken place on 1 January 2024 and 1 January 2025, respectively. The unaudited pro forma balance sheet as of 30 June 2025 has been prepared to illustrate the impact of the Demerger on the net assets of the Group as if it had taken place on 30 June 2025.
The Unaudited Pro Forma Combined Carve-Out Financial Information has been prepared to include transaction accounting adjustments to reflect the financial condition and results of operations of the Group as if it were a separate stand-alone entity. While the historical combined carved-out financial statements reflect the historical financial results of the Group, the Unaudited Pro Forma Combined Carve-Out Financial Information gives effect to the Demerger of that business into an independent, publicly traded company.
The Unaudited Pro Forma Combined Carve-Out Financial Information gives effect to the following:
•
the Term Loan Facilities;

•
the Reorganisation;

•
the Demerger, including the resultant change in capital structure; and

•
the impact of the aforementioned adjustments on the Group’s income tax expense using statutory tax rates.

The Unaudited Pro Forma Combined Carve-Out Financial Information does not purport to project the future financial position or operating results of the Group following the completion of the Demerger and does not include adjustments to reflect any potential synergies or dis-synergies that may result from the Demerger.

Unaudited Pro Forma Combined Carve-Out Income Statements for HY2025 and FY2024
	Historical Income Statement for the six months ended 30 June 2025(1)	Term Loan Facilities(2)	Pro forma Income Statement for the six months ended 30 June 2025(4)(5)(6)
	(€ million)
Revenue	4,503		4,503
Operating Profit	569		569
Net finance costs	(10)	(66)	(76)
Pensions and similar obligations	(5)		(5)
Finance income	3		3
Finance costs	(8)	(66)	(74)
Net monetary gain/(loss) arising from hyperinflationary economies	27		27
Profit before taxation	586	(66)	520
Taxation	(122)	17	(105)
Net profit	464	(49)	415
Attributable to:
Non-controlling interests	10		10
Parent investment	454	(49)	405
Earnings per share
Basic and diluted earnings per share (€)(3)			0.68
	Historical Income Statement for the year ended 31 December 2024(1)	Term Loan Facilities (2)	Pro forma Income Statement for the year ended 31 December 2024(4)(5)(6)
	(€ million)
Revenue	7,947		7,947
Operating Profit	764		764
Net finance costs	(17)	(132)	(149)
Pensions and similar obligations	(12)		(12)
Finance income	2		2
Finance costs	(7)	(132)	(139)
Profit before taxation	747	(132)	615
Taxation	(152)	34	(118)
Net profit	595	(98)	497
Attributable to:
Non-controlling interests	16		16
Parent investment	579	(98)	481
Earnings per share
Basic and diluted earnings per share (€)(3)			0.81

Notes:
(1)
The Condensed Combined Carve-Out Income Statement for the first half ended 30 June 2025 and the Combined Carve-Out Income Statement for the year ended 31 December 2024 have been extracted without material adjustment from the Condensed Combined Carve-Out Financial Statements for HY2025 and the Combined Carve-Out Financial Statements for FY2024 as set out in “Item 18. Financial Statements”.

(2)
Term Loan Facilities:   The Group has entered into a term loan facilities agreement (the “Term Loan Facilities Agreement”) (the facilities to be provided thereunder being the “Term Loan Facilities”). The Term Loan Facilities comprise:

•
a bridge term loan facility (the “Bridge Facility”) denominated in euro, with a commitment of €3,000 million available for the repayment of financial indebtedness owed by Group Companies to the Unilever Group, and for the payment of the consideration for the transfer of Unilever’s Ice Cream Business in Indonesia (see “Demerger Overview — Reorganisation — Deferred Territories — Indonesia”). This is expected to be drawn in full at the Demerger date;

•
a working capital term loan facility (the “Working Capital Term Loan Facility”) denominated in Euro, with a commitment of €700 million available for general corporate purposes and with a maturity date of three years from the date of the Term Loan Facilities Agreement. This is expected to be drawn in full at the Demerger; and

•
a term loan facility (the “India Term Loan Facility”) denominated in Euro, with a commitment of €300 million available for the payment of the consideration for the transfer of the Unilever Group’s shares in Kwality Wall’s India. This item has not been reflected in the Pro Forma financial statements above as it will not be drawn at the Demerger date, and the acquisition of Kwality Wall’s India is not assumed to occur until FY2026.

The Group has also entered into a syndicated revolving credit facility agreement (the “Revolving Credit Facility Agreement”, the revolving credit facility provided thereunder being the “Revolving Credit Facility”). This item has not been reflected in the Unaudited Pro Forma Combined Carve-Out Financial Information as it will not be drawn at the Demerger date
The Group expects to incur an immaterial amount of debt issuance costs.
For the purpose of preparation of the Unaudited Pro Forma Combined Carve-Out Financial Information, an average annual interest rate of 3.577 per cent. has been assumed for the six months ended 30 June 2025 and the year ended 31 December 2024.
The assumed constant interest rate is based on the terms of the Term Loan Facilities of a EURIBOR rate, which for the purposes of the Unaudited Pro Forma Combined Carve-Out Financial Information is assumed as 2.028 per cent., plus:
1.
For the Bridge Facility, an increasing margin each quarter of between 0.35 per cent. and 1.70 per cent.; and

2.
For the Working Capital Term Loan Facility, a margin of 0.90 per cent.

The Unaudited Pro Forma Combined Carve-Out Financial Information reflects estimated interest expense of €66 million for the six months ended 30 June 2025 and €132 million for the year ended 31 December 2024.
The Unaudited Pro Forma Combined Carve-Out Financial Information does not take into consideration any possible refinancing of the Term Loan Facilities that may occur post-Demerger.
A ⅛ per cent. change to the annual interest rate would change interest expense by less than €2 million for the six months ended 30 June 2025 and €5 million for the year ended 31 December 2024.
(3)
Earnings per share:   The weighted-average number of ordinary shares used to compute basic earnings per share for the six months ended 30 June 2025 and the year ended 31 December 2024 is based on the average number of share units representing the ordinary shares of Unilever in issue, less the average number of shares held as treasury shares, during the six months ended 30 June 2025 and the year ended 31 December 2024 respectively, assuming a distribution ratio of one ordinary share for every five ordinary shares of Unilever. The actual future impact of potential dilution from share plans will depend on various factors, including post-Demerger share price, employees who may change employment from one company to another and is not reflected in this pro forma financial information.

(4)
The Unaudited Pro Forma Combined Carve-Out Financial Information does not reflect any additional charges resulting from the global transitional services agreement (the “GTSA”) with Unilever as the impact is not material on the results of the Group.

(5)
The historical income statement includes transaction-related costs directly attributable to the Demerger of €121 million for the period to 30 June 2025 and €54 million in the year to 31 December 2024. For the period from 1 July 2025 to the date of the Demerger transaction-related costs for professional fees and other costs directly attributable to the Demerger have been borne by the Unilever Group. No pro forma adjustment is made in the Unaudited Pro Forma Combined Carve-Out Financial Information for these costs.

(6)
The Unaudited Pro Forma Combined Carve-Out Financial Information does not reflect any changes in the trading results of the Group since 30 June 2025 or 31 December 2024. None of the adjustments in the Unaudited Pro Forma Combined Carve-Out Income Statements, with the exception of the interest expense, are expected to have a continuing effect on the Group.

Unaudited Pro Forma Combined Carve-Out Balance Sheet as at 30 June 2025
	Historical Balance Sheet as at 30 June 2025(1)	Term Loan Facilities(2)	Reorganisation(3)	Demerger(4)	Pro forma Balance Sheet as at 30 June 2025(5)
	(€ million)
Assets
Non-current assets
Goodwill	531				531
Intangible assets	716				716
Property, plant and equipment	2,258				2,258
Pension asset for funded schemes in surplus	40				40
Deferred tax assets	126		319		445
Other non-current assets	29				29
Total non-current assets	3,700	—	319	—	4,019
Current assets
Inventories	1,054				1,054
Trade and other current receivables	1,388		972		2,360
Current tax assets	8				8
Cash and cash equivalents	49	3,700	(3,000)		749
Assets held for sale	3				3
Total current assets	2,502	3,700	(2,028)	—	4,174
Total assets	6,202	3,700	(1,709)	—	8,193
Liabilities and equity
Current liabilities
Financial liabilities	89				89
Trade payables and other current liabilities	2,535		989		3,524
Current tax liabilities	20				20
Provisions	35				35
Liabilities held for sale	1				1
Total current liabilities	2,680	—	989	—	3,669
Non-current liabilities
Financial liabilities	260	3,700		—	3,960
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1				1
Unfunded schemes	87				87
Provisions	40				40
Deferred tax liabilities	262				262
Other non-current liabilities	10	—	—		10
Total non-current liabilities	660	3,700	—	—	4,360
Total liabilities	3,340	3,700	989	—	8,029

	Historical Balance Sheet as at 30 June 2025(1)	Term Loan Facilities(2)	Reorganisation(3)	Demerger(4)	Pro forma Balance Sheet as at 30 June 2025(5)
	(€ million)
Equity
Invested Capital	2,737		(2,698)	(39)	—
Share Capital				2,141	2,141
Share Premium				8,987	8,987
Merger Reserve				(11,089)	(11,089)
Retained earnings					—
Other reserves	98				98
Non-controlling interests	27				27
Total equity	2,862	—	(2,698)	—	164
Total liabilities and equity	6,202	3,700	(1,709)	—	8,193

Notes:
(1)
The Condensed Combined Carve-Out Balance Sheet as at 30 June 2025 has been extracted without material adjustment from the Condensed Combined Carve-Out Financial Statements for HY2025 as set out in “Item 18. Financial Statements”.

(2)
Term Loan Facilities:   The Group has entered into a term loan facilities agreement (the “Term Loan Facilities Agreement”) (the facilities to be provided thereunder being the “Term Loan Facilities”). The Term Loan Facilities comprise:

•
a bridge term loan facility (the “Bridge Facility”) denominated in euro, with a commitment of €3,000 million available for the repayment of financial indebtedness owed by Group Companies to the Unilever Group, and for the payment of the consideration for the transfer of Unilever’s Ice Cream Business in Indonesia (see “Demerger Overview — Reorganisation — Deferred Territories —  Indonesia”). This is expected to be drawn in full at the Demerger date;

•
a working capital term loan facility (the “Working Capital Term Loan Facility”) denominated in Euro, with a commitment of €700 million available for general corporate purposes and with a maturity date of three years from the date of the Term Loan Facilities Agreement. This is expected to be drawn in full at the Demerger; and

•
a term loan facility (the “India Term Loan Facility”) denominated in Euro, with a commitment of €300 million available for the payment of the consideration for the transfer of the Unilever Group’s shares in Kwality Wall’s India. This item has not been reflected in the Pro Forma financial statements above as it will not be drawn at the Demerger date, and the acquisition of Kwality Wall’s India is not assumed to occur until FY2026.

The Group has also entered into a syndicated revolving credit facility agreement (the “Revolving Credit Facility Agreement”, the revolving credit facility provided thereunder being the “Revolving Credit Facility”). This item has not been reflected in the Unaudited Pro Forma Combined Carve-Out Financial Information as it will not be drawn at the Demerger date
The Group expects to incur an immaterial amount of debt issuance costs.
(3)
The Reorganisation:

(a)
As part of the Reorganisation and prior to the Demerger, consideration of approximately €9,700 million became payable by the relevant Group Companies to the relevant Unilever Group Companies, resulting in additional related party loans with Unilever of €9,700 million. These will be reflected as movements in invested capital in the financial statements of the Group for the year ended 31 December 2025.

Any taxes recoverable as a result of the Reorganisation would be recognised once their recoverability is established, along with any repayment to Unilever accordingly.
The proceeds from the Term Loan Facilities described above will be used to repay approximately

€3,000 million of these loans and the remaining balance is to be capitalised. Accordingly, these items result in a reduction of Invested Capital of €3,000 million equal to the amount of the related party loan repayment. The final amount repaid to Unilever will ultimately be determined by the trading performance of the Group up to the date of the Demerger.
As part of the Reorganisation, the Group expects a net deferred tax asset of approximately €0.3 billion to arise on the transfers of assets and liabilities on 1 July 2025. This includes the impact of tax base adjustments and is subject to completion of the purchase price allocation exercise in certain jurisdictions. This estimate excludes deferred tax from transfers occurring after 1 July 2025, which will be reflected once those calculations are complete. The deferred tax asset of approximately €0.3  billion is based on the applicable statutory tax rate with respect to the estimated purchase price allocation in certain jurisdictions. The effective tax rate of the Group could be significantly different (either higher or lower) depending on post-transaction activities, including cash needs, the geographical mix of income and changes in tax law.
(b)
Inventory-related adjustments:

The inventory arrangements during the Transitional Period result in two pro forma adjustments.
(i)
The Inventory Accrual:   Upon the Demerger, in many territories, the legal title for inventory has not passed from Unilever to the Group. Accordingly, a liability is recognised (the “Inventory Accrual”) of €989 million to Unilever with an offset to Invested Capital. This reflects the fact that during the Transitional Period, the Group does not have legal title for all inventory and will need to acquire that inventory at the end of the Transitional Period.

(ii)
The Inventory Subsidy:   On 1 July 2025 the Group made a payment (the “Inventory Subsidy”) of €972 million to Unilever. The Inventory Subsidy is a cash flow mechanism that allows Unilever to be compensated for its investment in inventory that it retains legal title for. This subsidy is a one-time payment which will be repaid at the end of the Transitional Period. Unilever is obligated to repay the Inventory Subsidy at the end of the Transitional Period in an amount equal to the initial value of the Inventory Subsidy. The Inventory Subsidy was funded by Unilever by way of a related party loan that was then capitalised and, accordingly, there is an equal and opposite entry to Invested Capital.

The Inventory Accrual and the Inventory Subsidy amounts are not equal as the Inventory Accrual is calculated from the inventory balances as at the historical balance sheet date, whereas the Inventory Subsidy is calculated from an average of the inventory held over FY2024.
Under IFRS, the Inventory Accrual cannot be offset against the Inventory Subsidy receivable as they are held with different Unilever legal entities. However, economically they will be settled at the same time, at the end of the Transitional Period.
(4)
The Demerger:

(a)
Creation of share premium and share capital:   Assuming a distribution ratio of one ordinary share for every five ordinary shares of Unilever, the Magnum Ice Cream Company B.V. will issue 490.4 million shares with a nominal value per share of €3.50 per share to existing Unilever shareholders. A further 121.4 million shares will be issued to Unilever resulting in a Unilever retaining a 19.85 per cent. shareholding. This equates to total share capital of €2,141 million. The total shares issued have an estimated fair value of €11,128 million (based on the consideration paid at the time of the Reorganisation, adjusted for net debt). The difference between the estimated fair value of the shares issued and the nominal value of the shares issued (€2,141 million) is recognised as share premium (€8,987 million).

(b)
Merger Reserve:   Upon the Demerger, a Merger Reserve is created comprising the difference between the fair value of the shares issued (€11,128 million, described above) and the net book value of the business immediately prior to the Demerger (€39 million net assets, described below).

(c)
Reclassification of Invested Capital:   After reflecting the Reorganisation adjustments as explained above, upon the Demerger the remaining balance of invested capital of €39 million will be reclassified to a Merger Reserve.

(d)
The Group’s net assets as of 30 June 2025 excludes the operations of Unilever’s ice cream business in India (currently owned by Hindustan Unilever Limited, a Unilever Group Company). A local demerger is currently being undertaken, which once completed will result in the ice cream business in India being held by a stand-alone entity which is expected be listed on the Bombay Stock Exchange and the National Stock Exchange of India. Completion of this demerger is anticipated for January 2026 and is subject to satisfaction of certain conditions. Once complete, the demerger would result in approximately 61.9 per cent. of the issued equity shares in Kwality Wall’s India being owned by entities within the Group. The revenue of Unilever’s ice cream business in India for the year ended 31 December 2024 was €185 million and the profit before tax was €9 million.
(5)
The Unaudited Pro Forma Combined Carve-Out Financial Information does not reflect any changes in the financial position of the Group since 30 June 2025. None of the adjustments in the Unaudited Pro Forma Combined Carve-Out Balance Sheet are expected to have a continuing effect on the Group.

5.C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.
See “Innovation, Research, Food Safety and Compliance” in “Item 4. Information on the Company — 4.B. Business Overview”.
5.D.   TREND INFORMATION
For a discussion of trend information, see “— Key Factors Affecting Results of Operation”.
5.E.   CRITICAL ACCOUNTING ESTIMATES
The Group’s reported financial condition and results of operations are sensitive to the accounting principles, methods and assumptions that are the basis for its Combined Carve-Out Financial Statements. The Group’s accounting policies, the judgements that management makes in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies and assumptions are factors to be considered along with the Combined Carve-Out Financial Statements. For a detailed discussion of its significant accounting policies and estimates, see “Note 1. Basis of preparation, accounting policies, estimates and judgements” of the Combined Carve-Out Financial Statements which are incorporated by reference in this registration statement as described in “Presentation of Financial and Other Information”.
The preparation of financial statements requires management to make estimates and judgements in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. See “Item 3. Key Information — 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.   DIRECTORS AND SENIOR MANAGEMENT
Prior to the date of the Demerger, the Unilever Group (as the sole current shareholder of the Company) will elect Directors from the period of the Demerger until the Company’s 2026 annual general meeting. The Directors and Senior Management Team set out below are the Directors and Senior Management Team who, as of the date of this registration statement, are expected to be appointed.
Board of Directors
The Directors-designate, their anticipated principal functions within the Company and expected titles, together with a brief description of their management experience and expertise and principal business activities outside the Company, are set out below. The business address of each of the Directors (in such capacity) is Reguliersdwarsstraat 63, 1017 BK Amsterdam, The Netherlands.

All Directors stand for annual re-election by Shareholders at the Company’s annual general meeting.
Name	Age	Position	Date of Appointment to Board
Jean-François van Boxmeer	64	Chair	23 September 2025
Peter ter Kulve	61	Chief Executive Officer	23 September 2025
Abhijit Bhattacharya	64	Chief Financial Officer	23 September 2025
Melissa Bethell	50	Independent Non-Executive Director	26 September 2025
Stefan Bomhard	58	Independent Non-Executive Director	26 September 2025
Stacey Cartwright	61	Independent Non-Executive Director	26 September 2025
Reginaldo Ecclissato	57	Non-Executive Director	26 September 2025
Josh Frank	46	Independent Non-Executive Director	1 March 2026(1)
René Hooft Graafland	69	Independent Non-Executive Director	26 September 2025
Anja Mutsaers	55	Independent Non-Executive Director	26 September 2025

Note:
(1)
Appointment as a director to take effect from no later than 1 March 2026.

The management expertise and experience of each of the Directors is set out below:
Jean-François van Boxmeer
Jean-François van Boxmeer is the Chair of the Company, based in Amsterdam, The Netherlands. He is currently the Chair of Vodafone Group Plc, a Non-Executive Director on the Board of Heineken Holding N.V., a member of the Shareholders’ Committee of Henkel AG & Co. KGaA and the Chair of the European Roundtable for Industry. Earlier in his career Jean-François spent 36 years at Heineken N.V., a global brewing company, serving in a variety of management positions, including 15 years as Chief Executive Officer.
Peter ter Kulve
Peter ter Kulve is Chief Executive Officer of the Company, having previously served as the Unilever Ice Cream President since 2024.
Peter originally joined Unilever Ice Cream in 1988 as a Marketeer with his career development leading to the role of CEO Wall’s China in 1999.
Between 2004 and 2009 as Executive Vice President Global Ice Cream Category, he led the expansion of the category across developing markets, oversaw the globalisation of the Magnum brand and rollout of Ben & Jerry’s in Europe and led the integration of the Ice Cream category into Unilever North America.
More broadly within Unilever, he has also served as Founder and Business Group President Health & Wellbeing, Business Group President Home Care, Chief Digital and Growth Officer and President Southeast Asia and Australasia.
Abhijit Bhattacharya
Abhijit Bhattacharya is Chief Financial Officer of the Company. Abhijit, having previously served as CFO for Unilever Ice Cream since December 2024.
Prior to joining Unilever, Abhijit had a career spanning 38 years at Koninklijke Philips N.V., serving in a range of senior leadership positions in Finance and Operations across Europe, Asia and the US, including Chief Financial Officer and Member of the Board of Management and Executive Committee, Head of Investor Relations and Chief Financial Officer Philips Healthcare. He has significant experience in strategic transformation, including major corporate carve-outs and spin-offs.

Melissa Bethell
Melissa is a Non-Executive Director of Diageo plc, Exor N.V. and Tesco PLC (where she chairs the Remuneration Committee). She is also a Senior Advisor to Atairos (a private investment fund) and a Director of investee companies. She previously held Non-Executive Director positions at Samsonite, Worldpay and Atento. Melissa was previously a Managing Director and Head of Technology, Telecom and Media at Bain Capital for over 18 years. Prior to joining Bain Capital, she worked in the Capital Markets group at Goldman Sachs & Co.
Stefan Bomhard
Stefan has spent the past five years as the Chief Executive Officer (and Executive Director) of Imperial Brands plc, having overseen a significant transformation of the company and its portfolio. He is also a Non-Executive Director of Compass Group plc.
Stefan joined Imperial from Inchcape plc, a global distribution and retail leader in the premium and luxury automotive sectors, where he delivered successful transformational change during a five-year tenure as Chief Executive. Prior to Inchcape, Stefan was President of Bacardi-Martini’s European region and was also responsible for Bacardi’s Global commercial organisation and Global Travel Retail. His executive leadership career includes time as President Coffee Europe at Mondelez International, Inc., Chief Commercial Officer of Cadbury plc and Chief Operating Officer of Unilever Food Solutions Europe. These executive positions followed various senior management and sales and marketing roles at Burger King Corporation and Procter & Gamble earlier in his career.
Stacey Cartwright
Stacey has been the Chair of Savills plc since 2024, having previously served as a Non-Executive Director since 2018. She is also a Non-Executive Director of AerCap Holdings N.V. and Gymshark.
She brings diverse boardroom experience having previously served as Chief Executive (2014 to 2018) and Deputy Chair (2018 to 2019) at Harvey Nichols Ltd until 2018, Non-Executive Director of GlaxoSmithKline plc (2011 to 2016), Non-Executive Director of Genpact (2019 to 2024), Chair of Majid Al Futtaim Lifestyle LLC (2021 to 2025), Non-Executive Director of Majid Al Futtaim Entertainment (2021 to 2025) and the Senior Independent Non-Executive Director of the English Football Association (2018 to 2020). She spent her early career in finance qualifying as a Chartered Accountant with Price Waterhouse before holding various finance roles at Granada Group plc, Chief Financial Officer of Egg plc and later EVP and CFO of Burberry Group plc.
Reginaldo Ecclissato
Reginaldo is responsible for all 1 Unilever Markets globally, serving consumers with a sharp portfolio of power brands that is drawn from across Unilever Business Groups, delivered through a fast moving and entrepreneurial business model and tailored to win in each market. He started his journey at Unilever Brazil as a trainee in 1991. Just two years later, he was responsible for building a new factory and the production of a new category — powder detergents — before undertaking a series of leadership positions across Unilever’s supply chain in North America, Latin America and Central America. Reginaldo then served as Executive Vice President of Unilever Mexico and North Latin America, overseeing 11 countries, 12 product categories and high levels of growth despite the Covid-19 pandemic. He then joined the Unilever Leadership Executive in 2022 leading a significant transformation and modernisation of the operations through his role as the Chief Business Operations and Supply Chain Officer.
Josh Frank54
Josh Frank has been a Partner at Trian Fund Management, L.P. since 2011. From 2003 to 2007, Josh was an Associate, Corporate Development at Triarc Companies, Inc. Prior to joining Triarc, Josh worked at Credit Suisse First Boston in both the Mergers & Acquisitions and Healthcare investment banking groups. Josh has

54
Appointment as a director to take effect from no later than 1 March 2026.

been a Director of Janus Henderson PLC since June 2023 and is currently a member of the Human Capital and Compensation Committee and the Risk Committee. Josh served as a Director of Sysco Corporation from 2015 to 2021 where, during his tenure, he served on the Compensation and Leadership Development Committee, the Finance Committee and the Audit Committee. Josh received a BA (cum laude) in economics from Yale University.
René Hooft Graafland
René is the Chair of Lucas Bols N.V. and a member of the Chinko Conservation Area Board having previously served on the Supervisory Boards of Koninklijke Ahold Delhaize N.V., FrieslandCampina N.V. and Wolters Kluwer N.V. He is also Chair of the Board of Stichting Grachtenfestival. He was a member of the Dutch Monitoring Committee Corporate Governance Code from 2019 to 2022 and spent 34 years in various international management positions at Heineken N.V, including 13 years as Executive Board Member and Chief Financial Officer.
Anja Mutsaers
Anja was a partner in De Brauw’s Corporate / M&A practice until February 2025. In recent years, she held several leadership roles in the firm, including as a Management Board Member and Chair of the Energy Industry Group. As a lawyer, Anja specialises in corporate law, contract law, and mergers & acquisitions. She has built extensive experience in various industry sectors, including tech, infrastructure, energy, banking and insurance. Her expertise ranges from strategic deals to private equity, hybrid corporate projects, distressed M&A, carve-outs and restructurings, both nationally and internationally. Currently, Anja serves as a Supervisory Board Member at Gasunie N.V., Huisman Equipment and the Royal Concert Hall. On 1 September, she became deputy member of the Management Board of the EU Agency for Fundamental Rights in Vienna. In addition, Anja is a lecturer in corporate law and leadership at various Dutch universities.
Senior Managers
In addition to the Directors, the members of the senior executive team (each, a “Senior Manager”) that will have responsibility for day-to-day management of the Group’s business, together with their management experience and expertise and expected titles, are set out below. The business address of each Senior Manager (in such capacity) is Reguliersdwarsstraat 63, 1017 BK Amsterdam, The Netherlands.
Name	Position
Julien Barraux	Chief Creative Officer
Sandeep Desai	Chief Supply Chain Officer
Tim Gunning	Chief of Staff & Head of Strategy
Wai-Fung Loh	President — Asia
Mark O’Brien	Chief Technology Officer
Gerardo Rozanski	President — Americas
Ronald Schellekens	Chief Human Resources Officer
Mustafa Seckin	President — Europe and Australia & New Zealand
Toloy Tanridagli	President — Middle East, Turkey, South Asia and Africa
Vanessa Vilar	Chief Legal Officer
Set out below are brief biographical descriptions of the persons named in the table above, including their current principal occupation or employment and material occupations, positions, offices or employment during the past five years.
Julien Barraux
Julien is the Chief Creative Officer of the Company, having held the same role at Unilever Ice Cream. Julien brings to this role over 30 years’ experience as a global brand and innovation executive, having spent ten years at P&G, nine years at L’Oréal and 14 years at Unilever, where he has built and scaled brands across the full spectrum of Fast-Moving Consumer Goods (FMCG). Julien has experience leading global strategies and repositioning iconic brands across both developed and emerging markets.
Julien’s work has received several marketing awards including Cannes Lions Grand Prix and Gold Effie.
Sandeep Desai
Sandeep is the Chief Supply Chain Officer of the Company, having previously been Executive Vice President and Chief Product Supply Chain Officer at Unilever Ice Cream. Prior to this current role, Sandeep served in a variety of management positions with Unilever since 2014, including Vice President Supply Chain for Global Home Care, Vice President Supply Chain for Philippines, South East Asia and Australia, Vice President Supply Chain for Southern Africa and Vice President Manufacturing for Southern Africa. In his last role, he oversaw a large-scale manufacturing transformation involving the closure of five manufacturing facilities and the building of three new state-of-the-art manufacturing facilities with a budget of €600 million.
Earlier in his career, Sandeep held various procurement roles in local, regional and global procurement and various roles leading and managing manufacturing facilities in Nutrition, Spreads and Home Care.
Sandeep is a member of the South African Institute of Mechanical and Electrical Engineers (SAIMechE).
Tim Gunning
Tim is the Company’s Chief of Staff and Head of Strategy, having held the same role at Unilever Ice Cream. Tim has spent over a decade in international leadership roles at Unilever. Prior to his current role, Tim was Head of Strategy and Transformation Home Care for Europe, the Middle East, Turkey and Australasia, where he led the strategy and transformation agenda for Unilever’s Home Care business.
Earlier in his career, Tim held several leadership roles across Unilever’s Personal Care and Home Care categories in the Netherlands and Benelux.
Wai-Fung Loh
Wai-Fung is the Company’s President of the Asia Region, having previously been Business Unit General Manager, Asia at Unilever Ice Cream. Prior to her current role, Wai-Fung was General Manager for Home Care in North Asia at Unilever from 2022 to 2023.
From 2019 to 2022, Wai-Fung served as Customer Development Vice President for Unilever Health & Personal Care China. During her time at HPC China, Wai-Fung oversaw the integration of the offline and ecommerce teams into one omnichannel Customer Development Function. She also successfully transformed the route-to-market model in China during the Covid-19 pandemic.
Mark O’Brien
Mark is the Chief Technology Officer of the Company, having previously been Chief Technology and Information Officer for Unilever Ice Cream. Before this, Mark was the Senior Vice President of IT Strategy and Transformation at PepsiCo from 2021 to 2023 where he led the implementation of a new technology strategy for the business.
Prior to that role, he spent 11 years at SSL International plc in a number of roles, including Head of Global IT and a further 11 years at Reckitt Benckiser Group PLC, following Reckitt’s acquisition of SSL, of which Mark oversaw the technology integration. At Reckitt, Mark held a number of senior leadership roles, including leading the Group Technology Function and CIO North America.
Gerardo Rozanski
Gerardo is the Company’s President of the Americas, having previously been Executive Vice President, Americas at Unilever Ice Cream. Gerardo joined Unilever in January 1993, and prior to this role, Gerardo served as General Manager for Unilever Home Care, Americas from 2022 to 2024, Executive Vice President of Unilever Brazil from April 2019 to 2022 and Executive Vice President of Unilever Mexico and Greater Caribbean from 2016 to 2019.

Gerardo has previous experience in Unilever Ice Cream, having served as Brand Development Vice President for Ice Cream North America between 2010 and 2012 and as EVP for Brazil and Mexico, overseeing the local ice cream units.
Ronald Schellekens
Ronald is the Chief Human Resources Officer of the Company, having held the same role at Unilever Ice Cream. Previously, Ronald was the Executive Vice President and Chief Human Resources Officer of PepsiCo for over five years, during which time PepsiCo was recognised as a global top employer in 2020, 2021 and 2022 by the Top Employers Institute.
Prior to that role, he was the Chief Human Resources Officer of Vodafone Group Plc for ten years.
Before joining Vodafone, Ronald worked for almost six years as the Executive Vice President of Human Resources for the downstream division of Royal Dutch Shell plc. Before that, he spent nine years with PepsiCo on various international HR assignments in Spain, South Africa, Switzerland, the UK and Poland. Earlier in his career, he spent eight years at AT&T in Human Resources roles, based in the Netherlands and Poland.
He is currently a member of the Supervisory Board of Staffbase, the fastest-growing employee communications cloud solution.
Mustafa Seckin
Mustafa is the Company’s President of Europe and Australia & New Zealand (ANZ), having previously been General Manager for Europe, UK & Ireland and ANZ at Unilever Ice Cream. Mustafa was appointed to his current role in 2024, prior to which, he acted as Executive Vice President of Unilever Türkiye, Iran and Central Asian Republics from 2019 to 2022 and General Manager of Unilever Türkiye and Middle East Personal Care and Head of Country for Unilever Türkiye from July 2022.
Earlier in his career, Mustafa served as Vice President of Unilever Türkiye from 2007, with his responsibilities being expanded to larger regions of North Africa, Middle East, Türkiye and Russia as Category Vice President for Foods, Beverages (Tea) and Ice Cream.
Toloy Tanridagli
Toloy is the Company’s President of the Middle East, Turkey, South Asia and Africa (METSA), having been General Manager for the Middle East and Turkey at Unilever Ice Cream.
Toloy has spent 25 years in the food and beverage industry across various global markets. Twelve of these years were at Unilever, where he held various leadership roles in marketing and general management across the foods, tea and ice cream businesses.
Earlier in his career, Toloy held various marketing positions at Mondelez International Inc. (formerly Kraft Foods Inc.).
Vanessa Vilar
Vanessa is the Chief Legal Officer of the Company, having previously been General Counsel at Unilever Ice Cream.
Vanessa started her career in private practice, and has spent the past 22 years at Unilever, holding various senior legal roles including Group General Counsel Ice Cream (based in the Netherlands) and Brazil General Counsel and Personal Care General Counsel Latin America (based in Brazil).
Vanessa is a member of the General Counsel Netherlands Network (GCN).
Directorships and Partnerships Outside the Group
The details of those companies and partnerships outside Unilever Group Companies of which the Directors and Senior Managers are currently directors or partners, or have been directors or partners at any time during the five years prior to the date of this registration statement, are as follows:

Directors
Name	Current directorships and partnerships	Previous directorships and partnerships
Jean-François van Boxmeer	Vodafone Group plc Heineken Holding N.V. Henkel AG & Co. KGaA European Roundtable for Industry	Mondelez International Inc. Nationale Opera & Ballet
Peter ter Kulve	—	—
Abhijit Bhattacharya	Corbion N.V. Aliaxis SA	Koninklijke Philips N.V.
Melissa Bethell	Tesco PLC Diageo PLC Exor N.V. St Mary’s School Ascot Sadler’s Wells Trust Limited Sadler’s Wells Development Trust Limited Brillio Holdings, Inc. Atoll Holdco Ltd.	Atairos Management UK, LLP
Stefan Bomhard	Compass Group PLC	Imperial Brands PLC
Stacey Cartwright	Savills plc AerCap Holdings N.V.	Football Association Limited Gymshark Group Limited OVO Group Ltd Genpact Ltd Majid Al Futtaim Lifestyle LLC Majid Al Futtaim Leisure & Entertainment Co.
Reginaldo Ecclissato	—	Stichting IDH Z100 Community Limited
Josh Frank(1)	Trian Fund Management, L.P. Janus Henderson Group PLC	Sysco Corporation 2R Holdco Inc
René Hooft Graafland	Lucas Bols N.V. Chinko Conservation Area Stichting Grachtenfestival	Royal Ahold Delhaize N.V. FrieslandCampina N.V. Wolters Kluwer N.V.
Anja Mutsaers	Gasunie N.V. Het Concertgebouw N.V. Ace Innovation Holding B.V. EU Agency for Fundamental Rights	De Brauw Blackstone Westbroek N.V.

Note:
(1)
Appointment as a director to take effect from no later than 1 March 2026.

Senior Managers
Name	Current directorships and partnerships	Previous directorships and partnerships
Julien Barraux	—	—
Sandeep Desai	—	—
Tim Gunning	—	—
Wai-Fung Loh	—	—
Mark O’Brien	—	—
Gerardo Rozanski	—	—
Ronald Schellekens	Staffbase SE ATOSS Software SE	—
Mustafa Seckin	Signature Francaise SAS	International Investors Association (YASED) Dutch Business Association in Türkiye
Toloy Tanridagli	—	Association of Packaged Milk and Milk Products Industrialists (ASÜD) Association of Turkish Advertisers (RVD)
Vanessa Vilar	—	Associação Brasileira de Anunciantes Conselho Nacional de Autorregulamentação Publicitária
Save as set out above, none of the Directors or members of the Senior Management Team has any business interests, or performs any activities, outside the Group which are significant with respect to the Group.
None of the Directors or Senior Managers was selected to be a director or senior manager (as applicable) of the Company pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person having a business connection with the Unilever Group.
There are no family relationships between any of the Directors or Senior Managers.
6.B.   COMPENSATION
Directors’ and Senior Management’s Remuneration
The aggregate amount of remuneration paid (including any contingent or deferred compensation) and all benefits in kind granted to the Directors and the Senior Managers in all capacities for services to the Group for FY2024 (excluding pensions, retirement or similar benefits) was €17,070,097, constituting €5,721,418 in salary and fees, €3,516,632 in annual variable remuneration, €2,910,352 in benefits and €4,921,695 in share-based payments. Of this amount, €5,128,449 was paid to the Directors as set out below, and €11,941,648 was paid to the Senior Managers.
Details of remuneration paid to the Directors for FY2024 are set out below:
	Salary and fees	Annual variable remuneration(2)	Benefits	Share- based payments(3)	Total Remuneration
Executive Directors(1)
Peter ter Kulve(4)	1,162,362	1,043,350	326,013	2,502,553	5,034,278
Abhijit Bhattacharya(5)	70,280	—	23,891	—	94,171

Notes:
(1)
Jean-François van Boxmeer was appointed as Chair with effect from 23 September 2025 and Melissa Bethell, Stefan Bomhard, Stacey Cartwright, René Hooft Graafland, Anja Mutsaers and Reginaldo Ecclissato were appointed as non-executive Directors with effect from 26 September 2025. The appointment of Josh Frank as a Director will take effect from no later than 1 March 2026, and so has not come into effect at the date of this registration statement. Accordingly, none of Jean-François van Boxmeer, Melissa Bethell, Stefan Bomhard, Stacey Cartwright, René Hooft Graafland, Anja Mutsaers, Reginaldo Ecclissato or Josh Frank received remuneration for services to the Group for FY2024 and are therefore not included in the table above.

(2)
Annual variable remuneration comprises annual bonus payments in March 2025 relating to performance for FY2024.

(3)
Share-based payments include the value of long-term incentive awards that vested in 2025 based on performance periods ending in FY2024, calculated using the share price on the vesting date.

(4)
Benefits for Peter ter Kulve include one-time relocation benefits in support of his move from the UK to the Netherlands.

(5)
Abhijit Bhattacharya was appointed CFO on 1 December 2024 and therefore only one month of renumeration is shown in the table above and there were no bonuses or share-based payments to report.

In FY2024, the total amount set aside or accrued by the Group to provide pensions, retirement or similar benefits to the Directors and Senior Managers was €155,566.
Remuneration Policy
The Company has adopted a remuneration policy (the “Remuneration Policy”) which will be made available free of charge on the Company’s website (        ).
The Remuneration Policy is designed to attract, motivate and retain exceptional international executive and non-executive Directors with the required background, skills and experience to implement the strategy of the Company. It is transparent and aligns the interests of the Company, shareholders and other stakeholders in the medium and long term to deliver sustainable performance in line with the strategy, purpose and values of the Company. The Remuneration Policy is structured to:
•
drive the success of the Company and the delivery of its business strategy;

•
create sustainable, long-term value;

•
offer a competitive and responsible reward package; and

•
align with the Company’s culture, values, and wider workforce pay policies.

For every change to the Remuneration Policy and, in any event, at least every four years, the General Meeting will be requested to vote on the (amended) Remuneration Policy. The non-executive Directors, upon recommendation from the Remuneration Committee, are responsible for implementing and monitoring the Remuneration Policy. Pursuant to the Articles of Association, the resolution of the General Meeting to adopt (amendments to) the Remuneration Policy requires a majority of the votes cast.
The Remuneration Policy explains the decision-making process followed for its determination, review and implementation.
In the event that the Remuneration Policy is revised, it shall describe and explain all material changes and the decision-making process followed for its determination, review and implementation. It shall also explain how it takes into account the votes and views of Shareholders since the most recent vote on the Remuneration Policy by the General Meeting. Any revised Remuneration Policy, together with the date and the results of the vote at the General Meeting, will be available free of charge on the Company’s website (        ) and the Remuneration Policy will remain publicly available while it is applicable. If the General Meeting does not adopt the proposed amendments to the Remuneration Policy, the Company shall continue to remunerate in accordance with the existing adopted Remuneration Policy and shall submit a revised policy for approval at the following General Meeting.

In exceptional circumstances only, the non-executive Directors may decide to temporarily derogate from the Remuneration Policy. Exceptional circumstances only cover situations in which the derogation from the Remuneration Policy is necessary to serve the long-term interests and sustainability of the Company as a whole or to assure its viability, such as the appointment of an interim executive Director or the appointment of a new executive Director. The rationale and detail of any such deviation will be disclosed in the Company’s annual remuneration report.
The non-executive Directors may grant additional awards in order to facilitate recruitment of new or interim executive Directors, comprising cash or medium- to long-term incentives. This may include, for example, buy out awards for any remuneration forfeited on joining the Company.
Executive Directors
The remuneration of the executive Directors (and any other future executive Directors) from Admission will be determined by the non-executive Directors, upon recommendation from the Remuneration Committee in accordance with the Remuneration Policy. The Remuneration Policy provides a structure that aligns compensation of the executive Directors with the successful delivery of the Company’s long-term strategy and sustainable long-term value creation. When developing this Remuneration Policy, the Board considered multiple perspectives including business requirements, shareholder views, the Company’s identity, culture and values, the overall pay philosophy across the Company, the pay ratio between the executive Directors’ pay and the average employee pay, views of the executive Directors on the structure and quantum of their remuneration and societal context. The executive Directors may not participate in the discussion and decision-making process of the Board with respect to their own remuneration or the Remuneration Policy.
Based on the Remuneration Policy, the remuneration of the executive Directors consists of the following components:
•
annual base salary — fixed cash compensation;

•
annual bonus — performance-related cash bonus;

•
long-term incentives including performance shares and a one-off grant of matching options; and

•
other benefits — cash allowance (in lieu of pension contributions and car provision), insurance and tax return support.

The executive Directors will also be eligible to receive a one-off award subject to the performance of the Company in 2025 up to the Demerger (“2025 Performance Awards”), as assessed by the Remuneration Committee. The grant value of 2025 Performance Awards for each executive Director will not exceed 50 per cent. of their target annual bonus. 50 per cent. of the 2025 Performance Award is expected to be paid in early 2026, and the remaining 50 per cent. six months later, subject to continued employment.
Further details of the remuneration of the executive Directors will be included in an amendment to this registration statement.
Annual base salary
The annual base salary for executive Directors has been set at levels considered appropriate by the Board to attract and retain individuals of the calibre required to lead the Company through the post-listing phase and deliver its strategic objectives. The Chief Executive Officer will receive a base salary of €1,250,000, while the Chief Financial Officer will receive a base salary of €875,000. These levels reflect the scope and complexity of their respective roles, as well as prevailing market benchmarks for comparable positions.
Annual bonus
The annual bonus is designed to incentivise the achievement of short-term financial and strategic objectives.
The bonus levels on Admission for on-target performance are set at 120 per cent. of annual base salary for the Chief Executive Officer and 100 per cent. for the Chief Financial Officer. The maximum bonus opportunities for exceptional performance are two times the target level.

Performance measures are determined annually by the Remuneration Committee and may be based on a combination of financial targets and strategic objectives. For FY2026, it is expected that performance measures will be based on performance in key areas of our strategy: organic sales growth, margin improvement, cash flow optimisation and market share expansion. The specific performance measures and the weighting of these measures are set each year to reflect the Company’s evolving strategic priorities and to ensure alignment between executive performance and the delivery of shareholder value.
The Board retains discretion to adjust bonus outcomes to ensure alignment with underlying performance.
The bonus is typically satisfied in cash and will be subject to the malus and clawback provisions summarised below.
Long-term incentives
Performance Share Plan
Long-term incentives are provided through the Performance Share Plan (“PSP”) (operated under The Magnum Ice Cream Company Long Term Incentive Plan 2025), which is intended to incentivise and recognise delivery of longer-term business priorities, financial growth, and long-term value creation. Under the PSP, executive Directors receive annual conditional awards of shares subject to performance over a three-year period, followed by a two-year holding requirement.
Target awards on Admission are set at 180 per cent. of annual base salary for the Chief Executive Officer and 150 per cent. for the Chief Financial Officer.
Vesting of awards granted under the PSP will be subject to performance conditions determined by the Board (on the recommendation of the Remuneration Committee) and tied to the Company’s long-term strategy. For PSP awards to be granted in 2026, it is expected that performance conditions will be based on the achievement of targets for organic sales growth and earnings per share growth. Full details of the applicable performance measures, including their weightings and targets, will be disclosed in the Company’s annual remuneration report. The maximum vesting level of awards granted under the PSP is two times the target award.
The Board may adjust vesting outcomes to reflect underlying performance and will disclose any such adjustments in the annual remuneration report.
Awards are eligible for dividend equivalent payments in respect of dividends that would have been paid on the Shares that vest under the PSP awards during the vesting period (or to the end of any relevant post-vesting holding period). The Board may determine that the dividend equivalent will be calculated as if the dividends have been reinvested in additional Shares.
Foundation Plan
Shortly following Admission, the Company also expects to provide a one-off long-term incentive through the Foundation Plan for Growth (“Foundation Plan”), designed to further strengthen the alignment between executive Directors (and other senior employees) and Shareholders.
The Foundation Plan is designed to reinforce the extraordinary leadership commitment required during the Company’s formative years as a listed entity, ensuring that executive Directors are materially invested in the Company’s long-term success. The plan recognises the exceptional circumstances surrounding the demerger and reflects the unique opportunity to drive significant long-term value creation for Shareholders.
In order to participate in the Foundation Plan, executive Directors are required to invest a minimum amount, expressed as a multiple of their annual salary, in Shares. The investment requirement is set at five times salary for the Chief Executive Officer (equivalent to €6,250,000) and four times salary for the Chief Financial Officer (equivalent to €3,500,000).
The Company will grant matching market-value share options on the basis of five options for every Share invested up to the investment requirement. Subject to continuous ownership of the initial investment, these options will vest and become exercisable on the vesting dates in two tranches: 50 per cent. subject to performance measured over a three-year performance period and the remaining 50 per cent. subject to performance measured over a four-year performance period. Achievement of the performance conditions is contingent upon the Company’s total shareholder return outperforming the median of a peer group of companies in the snacking and food sectors. The exercise period will begin at the respective vesting date and will remain open until up to the seventh anniversary of the grant date.
To reinforce long-term alignment with Shareholders, executive Directors will not be permitted to sell any Shares acquired through the exercise of these options until five years from the grant date.
Long-term incentives will be subject to the malus and clawback provisions summarised below.
Malus and clawback
In line with the Dutch Civil Code and governance best practices, the non-executive Directors, upon recommendation from the Remuneration Committee, may reduce, cancel, or recover any variable remuneration awarded to executive Directors to an appropriate level if payment of the variable remuneration is unacceptable according to the requirements of reasonableness and fairness and/or if they determine that such action is necessary to ensure alignment with the Company’s long-term interests and sound governance standards. These powers may be invoked in cases including, but not limited to, material misstatement of financial results, misconduct, serious reputational harm attributable to the executive Director, corporate failure, or any other situation where the award was made or determined based on incorrect or misleading information. The powers to recover variable remuneration may be exercised at any time prior to the second anniversary of the payment of a cash bonus or the vesting of an award under any incentive plan, including the PSP (or, if different, within such statutory time limit imposed by the Dutch Civil Code). In such circumstances, the Board may reduce the value of the award (including to zero), impose additional conditions, extend the performance period, defer payment or vesting, or require the return of Shares or repayment of cash received. In addition, the Company has adopted a compensation recovery policy in accordance with the requirements of section 303A.14 of the New York Stock Exchange Listed Company Manual which requires the Company to recover the amount of erroneously awarded variable remuneration in the event of a required accounting restatement. Any application of claw-back or discretion will be disclosed and explained in the Company’s annual remuneration report.
Other benefits
Executive Directors are eligible to receive other benefits including insurance coverage and tax return support. Relocation allowances may be provided where necessary. The remuneration to be paid to the executive Directors is gross and subject to applicable tax and social security withholdings.
Executive Directors do not participate in a company-sponsored pension scheme and do not receive a company car or car allowance. Instead, they receive a benefits envelope equal to 20 per cent. of annual base salary, paid in cash, which enables them to make their own arrangements. This approach is intended to be simple and consistent with the arrangements provided to other senior managers.
Shareholding requirement
To reinforce alignment with Shareholders, executive Directors are subject to shareholding requirements of 500 per cent. of annual base salary for the Chief Executive Officer and 400 per cent. of annual base salary for the Chief Financial Officer, to be achieved within five years of appointment. Until the relevant Share ownership requirements have been met, executive Directors are required to hold all Shares acquired as a result of the vesting of Share awards, including under the PSP, and the exercise of options under the Foundation Plan.
Non-executive Directors
Pursuant to the Articles of Association, the authority to establish remuneration and other terms of service for non-executive Directors is vested in the General Meeting, with due observance of the Remuneration Policy and applicable provisions of law. Non-executive Directors receive remuneration that reflects time commitment and responsibilities, independent of Company performance, comprising fixed payments only (with no variable compensation and no participation in incentive plans).

Non-executive Directors are not entitled to any pension allowance or contribution.
The non-executive Directors are entitled to the following elements: (i) a fixed base fee for membership of the Board; (ii) a fixed committee fee for chairing a Board committee; and (iii) a fixed committee fee for membership of a Board committee. The Chair is entitled to an all-inclusive fixed base fee and is not eligible to receive any further committee membership fees. In addition, all reasonable business expenses incurred by the non-executive Directors in the course of performing their duties will be reimbursed together with any tax payable and the non-executive Directors are compensated for international travel required to exercise their role, paid as a fee per meeting (of either €5,000 or €2,500 depending on location) held outside of the country of their residence. Non-executive Directors may also be entitled to additional remuneration (typically paid as a fee of €2,500 per meeting in excess of the regular meeting schedule) in special circumstances, such as a rise in time commitment, as determined by the Board upon recommendation from the Remuneration Committee.
The compensation for the Chair has been set at €270,000 per annum, the compensation for the Senior Independent Director has been set at €140,000 per annum and the compensation for other non-executive Directors has been set at €110,000 per annum. The additional compensation for membership of or chairing the Board committees has been set at: (i) €35,000 per annum for the chair of the Audit and Risk Committee; (ii) €30,000 per annum for the chair of the Remuneration Committee; (iii) €25,000 per annum for membership of the Audit and Risk Committee; (iv) €20,000 per annum for membership of the Remuneration Committee; and (v) €15,000 per annum for membership of the Nomination and Governance Committee. No additional compensation will be paid to the chair of the Nomination and Governance Committee for as long as the Nomination and Governance Committee is chaired by the Chair. In the event the chair of the Nomination and Governance Committee is not chaired by the Chair, additional compensation for chairing the committee will be set at a level commensurate with that paid for chairing the other Board committees.
Directors’ Service Contracts and Letters of Appointment
Executive Directors
Peter ter Kulve has been appointed CEO of the Company and Abhijit Bhattacharya has been appointed CFO of the Company. Each of Peter ter Kulve and Abhijit Bhattacharya has entered into a service agreement effective as of the date of Admission under which they each provide the services of being an executive director (each a “Service Agreement”). In accordance with the Dutch Civil Code this does not constitute an employment relationship and the services are provided in the course of an independent profession or business.
Each Service Agreement terminates by operation of law after four years, but may be terminated by either party giving         months’ notice in writing to the other. Each Service Agreement also includes customary summary termination events allowing the Company to terminate immediately by written notice and terminates automatically on death, dismissal or replacement as an executive director or if the director is not re-elected when proposed for re-election. A termination payment of up to 12 months’ salary may also be payable if the Service Agreement is terminated at the initiative of the Company and there has been no serious culpable or negligent behaviour by the executive director.
Where notice is applicable, each Service Agreement provides that the Company may make a payment of the pro rata base salary in lieu of notice, which may be paid in monthly instalments and is subject to the individual’s duty to mitigate.
Each Service Agreement also includes a right to place the individual on garden leave during all or part of the notice period, during which time the individual will receive base salary, but will not be entitled to receive any variable remuneration or any long-term incentive award.
Each Service Agreement provides a “benefits envelope” of 20 per cent. of the annual fee, payable in 12 monthly instalments, in order for the individual to make their own retirement arrangements and provides that each individual will be entitled to private medical insurance, life insurance, disability insurance, tax return support and variable pay in accordance with applicable plans and Company policies, including as to clawback.
Each Service Agreement includes protections for confidential information and intellectual property as well as non-compete and non-solicit provisions applicable for 12 months from the termination of employment.

Non-executive Directors
On Admission, the Company will have seven non-executive Directors: the Chair, five independent non-executive Directors and one non-executive Director designated by Unilever. The non-executive Directors have a contract for services (overeenkomst van opdracht) with the Company and are therefore not employees of the Company nor the Group.
The non-executive Directors (excluding the Chair) were each appointed by a letter of appointment effective from 26 September 2025. The key terms of these appointments are as follows.
Each appointment is subject to annual re-nomination and re-election. With the exception of Reginaldo Ecclissato, it is expected that each non-executive Director will serve a minimum of three years from appointment. Reginaldo Ecclissato is expected to serve a minimum of two years from appointment.
Each non-executive Director may terminate their appointment on written notice at any time, with immediate effect. A non-executive Director’s appointment will terminate immediately if they cease to be a non-executive Director of the Company.
The Company may terminate the appointment immediately without notice if the non-executive Director: is unable to discharge their obligations as a director for an extended period; is guilty of gross misconduct or fails to perform duties competently or is guilty of serious or persistent neglect in their duties; becomes bankrupt or makes a composition with their creditors; is placed under guardianship or put under administration; becomes prohibited by law from being a director; is guilty of any fraud or dishonesty or acts in a manner which brings or is likely to bring the Company into disrepute; or is convicted of any criminal offence (other than minor road traffic offences). The Company may also terminate a non-executive Director’s appointment, without notice, if they hold any appointment, position or office of any nature whatsoever with any company which the Board determines to be a company in competition with the Company.
Each letter of appointment provides for fees in line with the fee structure set out in the remuneration policy, as determined from time to time. Fees as at Admission will be as set out in the summary of the Remuneration Policy for non-executive Directors, please see “— Remuneration of the Directors and the Senior Managers — Remuneration Policy — Non-executive Directors” above. All reasonable and properly documented expenses incurred in performing the non-executive Director’s duties shall be paid or reimbursed to them. Non-executive Directors are not eligible for any variable, share-based or any other form of performance-based pay arrangements. Non-executive Directors shall not receive any benefits upon termination of their appointment.
Each non-executive Director is subject to confidentiality undertakings without limitation in time.
The Chair’s appointment was effective from 23 September 2025 and his appointment terms are the same as for non-executive Directors generally.
The Chair’s fee as at Admission is as set out in the summary of the Remuneration Policy for non-executive Directors, please see “— Remuneration of the Directors and the Senior Managers — Remuneration Policy — Non-executive Directors” above.
6.C.   BOARD PRACTICES
Corporate Governance
From Admission, both the Dutch Corporate Governance Code and the UK Corporate Governance Code will apply to the Company. The Company is required to disclose in its management report in its annual report whether or not it applies the provisions of the Dutch Corporate Governance Code and the UK Corporate Governance Code and, if it does not apply those provisions, to explain the reasons why that is the case.
At Admission, the Company will be compliant, and thereafter intends to comply, with both the Dutch Corporate Governance Code and the UK Corporate Governance Code other than in respect of best practice provision 4.3.3 of the Dutch Corporate Governance Code.
Best practice provision 4.3.3 of the Dutch Corporate Governance Code provides that a general meeting may cancel the binding nature of a nomination for the appointment of a director or resolve upon the dismissal of a director with an absolute majority of the votes cast, and that it may be provided that this majority should represent a given proportion of the issued share capital not exceeding one-third. It further provides that if an absolute majority is reached but the quorum of one-third of issued capital is not, then a new meeting may be convened at which the resolution may be adopted by an absolute majority of the votes cast without any quorum being required. In line with this best practice provision, the Articles of Association provide that the General Meeting can resolve to cancel the binding nature of a nomination of the Board for an appointment of a Director by a majority of the votes cast, representing at least one-third of the Company’s issued capital. However, in deviation from this best practice provision, if an absolute majority of the votes cast in favour of a resolution but does not represent one-third of the issued capital, then pursuant to the Articles of Association the quorum requirement does not fall away in a second General Meeting that is convened. Furthermore, in line with this best practice provision, the Articles of Association provide that if proposed by the Board, the General Meeting can dismiss a Director with a majority of the votes cast representing at least one-third of the Company’s issued capital. However, in deviation from this best practice provision, in all other cases, a dismissal requires a majority of at least two-thirds of the votes cast which represents more than half of the Company’s issued capital. In addition, in deviation from this best practice provision, if such majority is not achieved then pursuant to the Articles of Association the quorum requirement does not fall away in a second General Meeting that is convened. The Company believes that these deviations are appropriate to safeguard the continuity of the Company and the Group in general.
The Board
Overview
The Company has a one-tier board structure comprising executive Directors and non-executive Directors. The executive Directors are charged with the day-to-day management of the Company and the business connected with it, which includes, among other things, formulating its strategies and policies and setting and achieving its objectives. The non-executive Directors supervise and advise the executive Directors. Each Director is responsible for the general course of affairs and must act in the interests of the Company and the business connected with it. Under Dutch law, the Company’s corporate interest extends to the interests of all its stakeholders, including its customers, employees, creditors, suppliers, Shareholders and other stakeholders. The executive Directors, together with the Senior Managers of the Company listed under “— Senior Managers” above form the Senior Management Team.
As of the date of this registration statement, the provisions in Dutch law that are commonly referred to as the “large company regime” (structuurregime) do not apply to the Company. The Company also does not intend to voluntarily apply such regime. This will not change upon conversion of the Company to a public company with limited liability (naamloze vennootschap). The Company may meet the requirements of the “large company regime” in the future, which will have an impact on the governance described below. The Company may then be eligible to rely on the holding company exemption to the “large company regime” becoming applicable to it if more than 50 per cent. of the employees of the Company and its group companies work outside the Netherlands.
Powers, Responsibilities and Functioning
The Board is entrusted with the management of the Company and is responsible for the continuity of the Company and the business connected with it. The Board is accountable for these matters to the General Meeting.
The Board’s responsibilities include, among other things, setting the Company’s management agenda, developing a view on long-term value creation by the Company, enhancing the performance of the Company, developing a strategy, identifying, analysing and managing the risks associated with the Company’s strategy and activities and establishing and implementing internal procedures, which safeguard that all relevant information becomes known to the Board in a timely manner. The Board may perform all acts necessary or useful for achieving the Company’s corporate purposes, except for those expressly attributed to the General Meeting as a matter of Dutch law or the Articles of Association, other applicable law or regulation or pursuant to the Articles of Association (see “— Board Meetings and Decision-making” below). Pursuant to the Articles of Association, the Board may delegate duties and powers to individual Directors. In fulfilling their responsibilities, the Directors must act in the interests of the Company and the business connected with it and give specific attention to the relevant interests of the Company’s customers, employees, creditors, suppliers, Shareholders and other stakeholders. The Board Rules furthermore provide that the Board’s focus should be on sustainable long-term value creation for the Company.
The Board as a whole is authorised to represent the Company. Additionally, the Chief Executive Officer individually is, and two executive Directors acting jointly are, authorised to represent the Company. Pursuant to the Articles of Association, the Board may appoint one or more officers with the authority to represent the Company and may determine each such officer’s title.
Dutch law provides that resolutions of the Board entailing a significant change in the Company’s identity or character are subject to the approval of the General Meeting. See “— Board Meetings and Decision-making” below for further information on the approval of the General Meeting required for such significant changes.
Board Rules
Pursuant to the Articles of Association, the Board may adopt rules regarding its working methods and decision-making process which must be put in writing (the “Board Rules”). On Admission, the Board will have adopted the Board Rules. The full text of the Board Rules will be available free of charge on the Company’s website (        ).
Board Composition and Directors’ Appointment, Dismissal and Suspension
The Articles of Association provide that the Board comprises one or more executive Directors and a minimum of three and a maximum of ten non-executive Directors. The total number of non-executive Directors shall be determined by the Board. On Admission, the Board will comprise two executive Directors and seven non-executive Directors. Other than Reginaldo Ecclissato, all of the non-executive Directors are considered independent within the meaning of the Dutch Corporate Governance Code and the UK Corporate Governance Code.
According to the Board Rules, the non-executive Directors shall prepare a profile (profielschets) of the size and composition of the Board, taking account of the nature and activities of the Company’s business. This board profile shall address: (i) the desired expertise and background of the executive Directors and non-executive Directors; (ii) the desired composition of the Board as required by Dutch law and expressed in the board composition standards; (iii) the size of the Board; and (iv) the independence of the non-executive Directors. The Company’s board composition standards, which have been adopted in accordance with the Board Rules, will be considered in the preparation of the nomination for appointment or reappointment of a Director. See “— Dutch Civil Code and Board composition standards” below for further information.
Directors are appointed by the General Meeting upon the binding nomination of the Board. A resolution of the General Meeting to appoint a Director requires a majority of the votes cast (volstrekte meerderheid), without a quorum being required.
The General Meeting can overrule the binding nature of a nomination of the Board for an appointment of a Director by more than half of the votes cast, representing at least one-third of the Company’s issued capital. If an absolute majority of the votes cast is in favour of a resolution but that majority does not represent one-third of the issued capital, the Articles of Association do not allow for a second General Meeting to be convened where no quorum requirements apply. If the binding nomination for the appointment of a Director is overruled, the Board may make a new binding nomination in accordance with the Articles of Association and the same process shall apply again. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is overruled.
The Articles of Association provide that the Board may propose to the General Meeting to suspend or dismiss a Director. The resolution of the General Meeting on a suspension or dismissal at the proposal of the Board requires a majority of the votes cast, representing at least one-third of the Company’s issued capital. A resolution of the General Meeting to suspend or dismiss a Director other than at the proposal of the Board requires a majority of at least two-thirds of the votes cast, representing more than half of the Company’s issued capital. If such majority is not achieved and a second General Meeting is convened, the same quorum requirements shall apply. In addition, an executive Director may be suspended by the Board at any time. A suspension can be ended by the General Meeting at any time. A suspension can be extended one or more times, but the total duration of the suspension may not exceed three months. If at the end of that period, no decision has been taken on the termination of the suspension or on dismissal of that Director, the suspension ends.
Term of Appointment and Re-election
The Directors comprising the Board as at Admission (together with Josh Frank, who will join the Board after Admission but no later than 1 March 2026) have each been appointed until the annual General Meeting to be held in 2026. The UK Corporate Governance Code recommends that all directors of companies to which it applies should be subject to annual re-election. The Directors comprising the Board as at Admission therefore intend to put themselves up for re-election at the Company’s next annual General Meeting. It is also intended that the Directors will continue to put themselves up for annual re-election voluntarily at each further annual General Meeting. In addition, prior to recommending their re-election to the Shareholders, the Board intends to carry out an annual re-assessment of the ongoing independence of each of the non-executive Directors and to make an appropriate statement disclosing their status in the Company’s annual report.
Senior Independent Director
The UK Corporate Governance Code recommends that the Board should appoint one of the independent non-executive Directors to be the Senior Independent Director (“SID”) to provide a sounding board for the chair of the Board (voorzitter) (the “Chair”) and to serve as an intermediary for the other directors when necessary. The SID should be available to Shareholders if they have concerns that the normal channels of Chair, Chief Executive Officer or other executive Directors have failed to resolve, or for which such channel of communication is inappropriate. The Company’s SID is Stacey Cartwright, who will also serve as Vice-Chair of the Board.
Dutch Civil Code and Board Composition Standards
Pursuant to the Dutch Civil Code, the non-executive directors of a one-tier board of a Dutch company listed on Euronext Amsterdam, such as the Company, must comprise at least one-third women and at least one-third men. Pursuant to these rules, for as long as the Board is not “gender balanced” under this quota, a non-executive Director of the overrepresented gender cannot be appointed or re-appointed, unless (a) it concerns the reappointment of an incumbent non-executive Director within the first eight years of their service on the Board or (b) the appointment or re-appointment is necessary in order to serve the long-term interests and sustainability of the Company or to safeguard the Company’s viability, and in each case the (re)appointment is for a period of no more than two years. An appointment or reappointment in violation of these rules is in principle regarded null and void (nietig). As a result, the person in question would not become a non-executive Director.
Pursuant to Dutch law, large Dutch companies must further set appropriate and ambitious gender balance targets for the managing directors, supervisory directors and senior management levels. The term “large Dutch company” applies to any Dutch company that at two consecutive balance sheet dates and on a consolidated basis meets at least two of the following criteria: (i) the value of its assets pursuant to its balance sheet with explanatory notes on the basis of their acquisition price and production costs is more than €25 million; (ii) its net revenue in the applicable financial year is more than €50 million; and (iii) the average number of employees in the applicable financial year is at least 250. The targets must be included in a plan, which must outline the actions required to meet the gender balance targets. Such company will also be required to report annually, within ten months of the end of its financial year, to the Dutch Social and Economic Council (Sociaal-Economische Raad) on the annual targets, how to achieve them and, if it has not met the targets, why and how this will be remedied. Such company must also include the information on gender balance target reporting in its management report.
The Board has adopted board composition standards, which, among other things, addresses Dutch law and Dutch Corporate Governance Code requirements at Board level. The full text of the standards will be available free of charge on the Company’s website (        ). The Board’s standards will be taken into account when considering the appointment and reappointment of executive and non-executive Directors. The standards will provide that a Board will include, and make use of, differences in, amongst other things, the experience, skills and other distinctions between Directors. These differences will be considered in determining the composition of the Board and, when possible, will be balanced appropriately. The Board is satisfied that its composition reflects the appropriate mix of gender balance, experience, independence, knowledge and skills. The board composition target for the executive directors of the Board is set at a minimum of          per cent. female and a minimum of          per cent. male. The Company must disclose information on its board composition standards in its management report.
On Admission, the non-executive Directors will comprise four men (approximately 57 per cent.) and three women (approximately 43 per cent.).
Limitation of Board Positions
Pursuant to Dutch law, there are limitations to the number of supervisory or non-executive positions persons can hold on the boards of directors of large Dutch companies. In addition, a person cannot be appointed as a managing or executive director of a “large Dutch company” if: (i) they already hold a supervisory or non-executive position at more than two other “large” Dutch public or private companies or “large” Dutch foundations; or (ii) they are the chair (voorzitter) of the supervisory board or one-tier board of another “large” Dutch public or private company or foundation. In addition, a person cannot be appointed as a supervisory director or non-executive director of a “large Dutch company” if they already hold a supervisory position or non-executive position at five or more other “large” Dutch public or private companies or foundations, whereby the position of chair of the supervisory board or one-tier board of directors of another “large” Dutch company is counted twice.
The term “large Dutch company” for the purposes of this paragraph and “— Dutch Civil Code and Board Dutch Civil Code and Board Composition Standards” above differs from the concept of the “large company regime” (structuurregime) as referred to “— Overview” above.
On Admission, the Directors will comply with these rules as none of the Directors will hold more than the allowed number of positions with a large Dutch company.
Board Meetings and Decision-making
Pursuant to the Board Rules, the Board meets on such dates each year as it determines, or when requested by at least one Director. The Board Rules further provide that the Board must meet at least five times each calendar year.
Pursuant to the Board Rules, resolutions of the Board are adopted by a majority of the votes cast. If there is a tie in voting, the Chair will have a decisive vote. The Board may designate types of resolutions which are subject to different quorum and voting requirements. These types of resolutions and the nature of the difference must be clearly specified and laid down in writing.
For adoption of a resolution other than at a Board meeting, it is required that: (i) the proposal is submitted to all Directors then in office in respect of whom no conflict of interest exists; (ii) these Directors have been given the opportunity to express their opinion on the proposed resolution; (iii) none of them has objected to the relevant manner of adopting resolutions; and (iv) a majority of the Directors, or a qualified majority of the Directors (if applicable), has signed or otherwise approved the resolution.
Dutch law and the Articles of Association provide that resolutions of the Board entailing a significant change in the Company’s identity or character are subject to the approval of the General Meeting. Such changes include:
•
the transfer of (nearly) the entire business of the Company to a third party;

•
entering into or terminating a long-term co-operation of the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such co-operation or termination is of major significance for the Company; and

•
acquiring or disposing by the Company or a subsidiary of participating interests in the capital of a company, with a value equal to at least one-third of the sum of the assets of the Company as shown on its consolidated balance sheet with explanatory notes, according to the last adopted annual accounts of the Company.

The absence of any of these approvals from the General Meeting does not affect the authority of the Board or the Directors to represent the Company.
In addition, certain resolutions of the Board identified in the Board Rules or identified pursuant to a resolution of the Board from time to time on the basis of the relevant provisions in the Board Rules require a qualified majority or can only be taken with the consent of a majority of the non-executive Directors.
Conflicts of Interest
Dutch law provides that a member of the board of directors of a Dutch public company with limited liability (naamloze vennootschap), such as the Company (following conversion of the Company immediately prior to Admission), may not participate in the board’s discussions and decision-making if they have a direct or indirect personal interest on a certain matter that conflicts with the interests of the relevant company and the business connected with it. Such a conflict of interest in any event exists if the director is deemed unable to serve the interests of the company and the business connected with it with the required level of integrity and objectivity.
Pursuant to the Board Rules, a Director having a (potential) conflict of interest must declare the nature and extent of that interest to the other Directors. A Director may not participate in the Board’s discussions and decision-making with respect to the matter concerned if the Director has a direct or indirect personal interest that conflicts with the interests of the Company and the business connected with it. This prohibition does not apply if the conflict of interest exists for all Directors.
In addition, if a Director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification (vernietigbaar) and such Director may be held liable towards the Company for any damages resulting from such improper performance of duties. As a general rule, the existence of a (potential) conflict of interest does not affect the authority to represent the Company as described in “— Powers, Responsibilities and Functioning” above. Furthermore, as a general rule, agreements and transactions entered into by a company cannot be annulled on the grounds that a decision of its board of directors was adopted with the participation of a conflicted director. However, under certain circumstances, a company may annul such an agreement or transaction if the counterparty misused the relevant conflict of interest.
Board Committees
According to the Articles of Association and the Board Rules, the Board may appoint standing and/or ad hoc committees from among its members, which are charged with tasks specified by the Board. The Board remains collectively responsible for decisions prepared by its committees and accountable for the performance and affairs of the Company. As envisaged by the Dutch Corporate Governance Code and the UK Corporate Governance Code, the Board has established an audit and risk committee (the “Audit and Risk Committee”), a remuneration committee (the “Remuneration Committee”) and a nomination and governance committee (the “Nomination and Governance Committee”). If the need arises, the Board may set up additional committees as appropriate. The Company has also established a separate market disclosure committee (the “Disclosure Committee”).
Audit and Risk Committee
The Audit and Risk Committee assists the Board in discharging its responsibilities with regard to financial and sustainability reporting and the effectiveness of the Company’s internal risk management and control systems. Under the Audit and Risk Committee’s terms of reference, the Audit and Risk Committee is charged in particular with: (i) informing the Board of the outcome of the statutory audit, whereby it is explained in which manner the statutory audit contributed to the integrity of the financial reporting and the role of the Audit and Risk Committee in that process; (ii) monitoring the financial reporting process and making proposals to ensure the integrity of that process; (iii) monitoring the compliance management system, the effectiveness of the internal control system, the internal audit system and the risk management system in relation to the financial reporting of the Company; (iv) monitoring the statutory audit of the (consolidated) annual accounts; (v) assessing and monitoring the independence of the external auditor, with particular attention to the provision of ancillary services to the Company; and (vi) establishing the procedure for selecting the statutory auditor or audit firm and the nomination for the engagement to perform the statutory audit. The terms of reference of the Audit and Risk Committee also cover such issues as membership and the frequency of meetings, together with requirements for the quorum for and the right to attend meetings, reporting responsibilities and the authority of the Audit and Risk Committee to carry out its duties. The Audit and Risk Committee’s terms of reference will be available free of charge on the Company’s website (        ).
The Audit and Risk Committee shall meet as often as required for the proper functioning of the Audit and Risk Committee. The Audit and Risk Committee shall meet whenever deemed necessary by the chair of the committee or by another member of the committee, the Chair or the Directors and at least four times a year.
The Disclosure Guidance and Transparency Rules (“UK DTRs”) require that a majority of members of the Audit and Risk Committee be independent and that at least one member has competence in accounting and/or auditing. In addition, by virtue of the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code, the Audit and Risk Committee should comprise at least three independent non-executive Directors and have recent and relevant financial experience. In addition, the chair of the Audit and Risk Committee must be independent and not be the Chair or previously have been an executive Director of the Company. The Board considers that the Company complies with the requirements of the Disclosure Guidance and Transparency Rules and the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code in those respects.
The Audit and Risk Committee comprises four Directors: René Hooft Graafland, as chair of the committee, Stacey Cartwright, Melissa Bethell and Stefan Bomhard. Stacey Cartwright has competence in accounting and/or auditing. At least annually the Board shall consider whether to designate one or more members of the Audit and Risk Committee as “Audit Committee financial experts” in accordance with US federal securities laws and regulations.
Remuneration Committee
The Remuneration Committee assists the Board in determining its rights and responsibilities in relation to remuneration and workforce engagement, including making recommendations to the Board on the Company’s policy on executive remuneration, setting the over-arching principles, parameters and governance framework of the Group’s remuneration policy, the design of short-term and long-term incentive plans for executive Directors, and setting the remuneration and benefits package of each of the executive Directors and the Senior Management Team.
By virtue of the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code, the Remuneration Committee should comprise at least three independent non-executive Directors, one of whom may be the Chair (but who may not chair the Remuneration Committee). In addition, the chair of the Remuneration Committee must be independent and not have previously been an executive Director of the Company.
The Remuneration Committee is chaired by Melissa Bethell and its other members are Stefan Bomhard and Anja Mutsaers. Josh Frank will join the Remuneration Committee following his appointment, which will take effect on or before 1 March 2026. The Board considers that the composition of the Remuneration Committee complies with the requirements of the Dutch Corporate Governance Code and the UK Corporate Governance Code in this respect. The Remuneration Committee is required to meet at least twice a year.
The terms of reference of the Remuneration Committee cover such issues as membership and the frequency of meetings, requirements for the quorum for and the right to attend meetings, reporting responsibilities and the authority of the Remuneration Committee to carry out its duties. The Remuneration Committee’s terms of reference will be available free of charge on the Company’s website (        ).
Nomination and Governance Committee
The Nomination and Governance Committee assists the Board in discharging its responsibilities relating to the composition and make-up of the Board and any committees of the Board. It is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board and committees of the Board and, in particular, for monitoring the independent status of the independent non-executive Directors. It is also responsible for periodically reviewing the Board’s structure and identifying potential candidates to be appointed as Directors or committee members as the need may arise.

By virtue of the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code, a majority of members of a nomination committee must be independent non-executive Directors. The Board considers that the Company complies with the recommendations of the Dutch Corporate Governance Code and the UK Corporate Governance Code in that respect. The Nomination and Governance Committee is chaired by Jean-François van Boxmeer, and its other members are Stacey Cartwright, Anja Mutsaers, René Hooft Graafland and Reginaldo Ecclissato. The Nomination and Governance Committee is required to meet at least twice a year.
The terms of reference of the Nomination and Governance Committee cover such issues as membership and the frequency of meetings, requirements for the quorum for and the right to attend meetings, reporting responsibilities and the authority of the Nomination and Governance Committee to carry out its duties. The Nomination and Governance Committee’s terms of reference will be available free of charge on the Company’s website (        ).
Disclosure Committee
The Company has established the Disclosure Committee in order to, among others, ensure timely and accurate disclosure of all information required to be so disclosed to the market to meet the legal and regulatory obligations and requirements arising from the listing of the Company’s securities on Euronext Amsterdam and the London Stock Exchange, including the EU Market Abuse Regulation, the UK Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules.
The Disclosure Committee will meet as often as necessary to fulfil its responsibilities. Meetings may be called by the chair of the Disclosure Committee, any other member of the Disclosure Committee, the Chair, the Directors or the Company Secretary. The Disclosure Committee must have at least three members. Members of the Disclosure Committee are appointed by the Board.
Corporate Governance Arrangements with Ben & Jerry’s
Ben & Jerry’s was founded in 1978 and acquired by the Unilever Group in 2000. Ben & Jerry’s Homemade Inc. (“Ben & Jerry’s Homemade”) is a “close” corporation under the Vermont Business Corporation Act and is a certified B corporation.
In connection with the acquisition, a series of agreements and other documents were entered into which contained a bespoke set of corporate governance arrangements. Under these provisions, Ben & Jerry’s Homemade was allowed to maintain, among other things, a defined purpose board of directors comprising a majority of independent members (the “Ben & Jerry’s Board”). These corporate governance arrangements will not change as a result of the Demerger.
The rights, powers and authorities of the Ben & Jerry’s Board are limited to those expressly granted to it in the series of agreements and other documents referenced above and include: (i) having primary responsibility for preserving and enhancing the objectives of the historical social mission of Ben & Jerry’s; and (ii) having primary responsibility over safeguarding the integrity of the essential elements of the Ben & Jerry’s brand-name.
The other powers and functions of Ben & Jerry’s Homemade are exercised by the CEO or by its direct parent company, Ben & Jerry’s Holdco, LLC (“Ben & Jerry’s HoldCo”), a wholly-owned indirect subsidiary of the Company. Therefore, Ben & Jerry’s HoldCo has primary responsibility for the financial and operational aspects of Ben & Jerry’s Homemade and the other aspects of Ben & Jerry’s Homemade not allocated to the Ben & Jerry’s Board.
The arrangements between Ben & Jerry’s Homemade and Ben & Jerry’s HoldCo and the other governing documents of Ben & Jerry’s Homemade also provide that the Ben & Jerry’s Board is fixed at 11 members and shall comprise: (i) nine members appointed by the existing independent directors; (ii) the CEO, who is appointed (and removed) by Ben & Jerry’s HoldCo following a process of good-faith consultation with an advisory committee comprising only independent directors; and (iii) one other director appointed by Ben & Jerry’s HoldCo.

6.D.   EMPLOYEES
The table below provides an overview of the average number of permanent employees of the Group during FY2024 and FY2023 by geographical operating segments as set out in “Note 4. Employees” of the Combined Carve-Out Financial Statements.55
Geographical operating segment	FY2024	FY2023
Americas	5,031	5,019
Europe and ANZ	4,758	4,614
RoW	4,093	4,050
Total	13,882	13,683
The following table sets out the average number of permanent employees of the Group during FY2024 and FY2023 by business function.
Business function	FY2024	FY2023
Commercial Operations	2,863	2,785
Supply Chain, Logistics and Manufacturing	10,168	10,121
Support Staff	851	777
Total	13,882	13,683
In addition to the permanent employees set out above, approximately 4,700 full-time equivalent employees were allocated to the Group from Unilever in 2024 (2023: 4,300). On a go forward basis, these employees will be replaced by a combination of services provided by Unilever on a transitional basis or recruitment of new staff.
Works councils
The Group will establish works councils in certain of its European markets as required. A works council is a body regulated by applicable laws and regulations comprising employee representatives whose members have been elected by the employees.
A works council typically has the right to be informed or consulted on, among other things: (i) a transfer of control of the undertaking or any division thereof; (ii) the taking up of significant credit on behalf of the undertaking; (iii) the granting of significant credit and provision of security for major liabilities of another company, unless this is done within the normal conduct of activities of the undertaking; and (iv) the restructuring of the company through such actions as termination of one of its activities, a substantial reduction of the work force, or expansion or other change in its activities.
Collective bargaining
Approximately 8,000 of the Group’s employees are covered by collective bargaining agreements, typically lasting between one and five years. These agreements address, among other things, working conditions as well as wage rates and benefits The Group has collective bargaining agreements in the major markets in which it operates, including Germany, Indonesia, Italy, the Netherlands, Turkey, the United Kingdom and the United States.
Medium- to long-term incentives
See “Item 6. Directors, Senior Managers and Employees — Remuneration of the Directors and the Senior Managers” for further information on the long-term Incentive Plan.
6.E.   SHARE OWNERSHIP
As of the date of this registration statement, the entire issued share capital of the Company is held and controlled by Unilever International Holdings B.V., a wholly-owned subsidiary of Unilever PLC.

55
The average number of permanent employees of the Group during FY2022 is not available because prior to November 2022, the ice cream category within Unilever was not a dedicated business group.

Interests of the Directors and the Senior Managers
As at the date of this registration statement, the Directors and the Senior Managers have no interest in the share capital of the Company. Following Admission, the interests of the Directors and the Senior Managers in the share capital of the Company will be based on the number of Unilever Shares or Unilever ADSs owned by them (with each Director and Senior Manager receiving one Share for every five Unilever Shares or Unilever ADSs owned by them at the Record Time) and the number of Unilever Shares and Unilever ADSs subject to certain awards that will be unvested at that time.
The following sets out the total interests of each relevant Director and Senior Manager in Unilever Shares and Unilever ADSs as at the Latest Practicable Date and the expected shareholdings in the Company immediately after the Demerger Dividend:
Name	Number of Unilever Shares held at the Latest Practicable Date(1)(2)(3)	Number of Unilever ADSs held at the Latest Practicable Date(2)	Expected number of Shares to be held immediately after the Demerger Dividend(4)
Chair
Jean-François van Boxmeer
Executive directors
Peter Ter Kulve	45,221	—
Abhijit Bhattacharya	—	—	—
Non-Executive Directors
Melissa Bethell	—	—	—
Stefan Bomhard	—	—	—
Stacey Cartwright	—	—	—
Reginaldo Ecclissato	78,701	—
Josh Frank(5)	18,401	10,100
René Hooft Graafland	—	—	—
Anja Mutsaers	—	—	—
Senior Management
Julien Barraux	26,818	—
Sandeep Desai	1,876	—
Tim Gunning	742	—
Wai-Fung Loh	35,744	—
Mark O’Brien	—	—	—
Gerardo Rozanski	39,310	—
Ronald Schellekens	4,342	—
Mustafa Seckin	52,792	—
Toloy Tahir Tanridagli	15,212	—
Vanessa Vilar	3,642	—

Notes:
(1)
Rounded down to the nearest whole share.

(2)
Indicative numbers included as at 30 June 2025, to be updated for Latest Practicable Date.

(3)
Includes Unilever Shares held under UK ShareBuy, and as bonus deferral share awards under the Unilever Share Plan 2017.

(4)
Each Unilever Shareholder will be allotted one Share for every five Unilever Shares or Unilever ADSs held at the Record Time.

(5)
Appointment as a director to take effect from no later than 1 March 2026.

The following sets out the unvested awards over Unilever Shares held by each relevant Director and Senior Manager as at the Latest Practicable Date under the terms of the relevant Unilever employee share plans.
Name	Award type(1)	Number subject to award(2)	Grant Date	Vesting Date
Executive directors
Peter Ter Kulve	Unilever RSU	5,298	27/11/2024	12/02/2026
	Unilever RSU	5,298	27/11/2024	12/08/2026
	Unilever PSP	12,680	10/03/2023	12/02/2026
	Unilever PSP	13,661	08/03/2024	17/02/2027
	Unilever PSP	10,882	07/03/2025	16/02/2028
	Unilever TSA	4,619	08/03/2024	12/02/2026
Abhijit Bhattacharya	Unilever PSP	18,767	07/03/2025	16/02/2028
Senior managers
Julien Barraux	Unilever RSU	1,432	27/11/2024	12/02/2026
	Unilever RSU	1,432	27/11/2024	12/08/2026
	Unilever PSP	3,306	10/03/2023	12/02/2026
	Unilever PSP	3,419	08/03/2024	17/02/2027
	Unilever PSP	2,647	07/03/2025	16/02/2028
Sandeep Desai	Unilever RSU	1,294	27/11/2024	12/02/2026
	Unilever RSU	1,294	27/11/2024	12/08/2026
	Unilever PSP	2,059	10/03/2023	12/02/2026
	Unilever PSP	2,215	08/03/2024	17/02/2027
	Unilever PSP	2,655	07/03/2025	16/02/2028
Tim Gunning	Unilever ASP	230	08/03/2024	17/02/2027
	Unilever ASP	733	07/03/2025	16/02/2028
	Unilever RSU	446	27/11/2024	12/02/2026
	Unilever RSU	446	27/11/2024	12/08/2026
	Unilever PSP	219	10/03/2023	12/02/2026
Wai Fung Loh	Unilever RSU	1,833	27/11/2024	12/02/2026
	Unilever RSU	1,833	27/11/2024	12/08/2026
	Unilever PSP	4,598	10/03/2023	12/02/2026
	Unilever PSP	4,523	08/03/2024	17/02/2027
	Unilever PSP	3,384	07/03/2025	16/02/2028
Mark O’Brien	Unilever RSU	1,202	27/11/2024	12/02/2026
	Unilever RSU	1,202	27/11/2024	12/08/2026
	Unilever PSP	2,451	07/03/2025	16/02/2028
Gerardo Rozanski	Unilever RSU	2,623	27/11/2024	12/02/2026
	Unilever RSU	2,623	27/11/2024	12/08/2026
	Unilever PSP	7,238	10/03/2023	12/02/2026
	Unilever PSP	6,472	08/03/2024	17/02/2027
	Unilever PSP	5,381	07/03/2025	16/02/2028
Ronald Schellekens	Unilever PSP	13,132	07/03/2025	16/02/2028
	Unilever TSA	12,911	25/10/2024	12/02/2026
Mustafa Seckin	Unilever RSU	1,711	27/11/2024	12/02/2026

Name	Award type(1)	Number subject to award(2)	Grant Date	Vesting Date
	Unilever RSU	1,711	27/11/2024	12/08/2026
	Unilever PSP	4,299	10/03/2023	12/02/2026
	Unilever PSP	4,229	08/03/2024	17/02/2027
	Unilever PSP	3,514	07/03/2025	16/02/2028
Toloy Tahir Tanridagli	Unilever RSU	1,154	27/11/2024	12/02/2026
	Unilever RSU	1,154	27/11/2024	12/08/2026
	Unilever PSP	1,851	10/03/2023	12/02/2026
	Unilever PSP	1,928	08/03/2024	17/02/2027
	Unilever PSP	2,369	07/03/2025	16/02/2028
	Unilever TSA	1,605	27/10/2023	12/02/2026
Vanessa Vilar	Unilever RSU	505	27/11/2024	12/02/2026
	Unilever RSU	505	27/11/2024	12/08/2026
	Unilever PSP	1,322	10/03/2023	12/02/2026
	Unilever PSP	1,498	08/03/2024	17/02/2027
	Unilever PSP	1,255	07/03/2025	16/02/2028

Notes:
(1)
All awards are granted under the Unilever Share Plan 2017.

(2)
Inclusive of accrued dividend equivalents, rounded down to the nearest whole share.

Awards over Unilever Shares
On completion of the Demerger, employees of the Group will leave employment with the Unilever Group and awards they hold under the Unilever Share Plan 2017 will, in accordance with the rules, be subject to “good leaver” treatment meaning that:
•
Unilever PSP and Unilever TSA awards will continue to vest on their normal vesting date(s) subject to time pro-rating and performance testing;

•
Unilever ASP awards will continue to vest on their normal vesting date(s) subject to time pro-rating; and

•
subject to Board consent, Unilever RSU awards will be exchanged for substantially equivalent awards over Shares which will vest on their original vesting date(s).

Subject to Board consent, in addition to any ordinary course annual awards made under the Company’s discretionary share plans following Demerger, Group employees who hold awards under the Unilever Share Plan 2017 (other than Unilever RSUs) on completion of the Demerger will receive an award (referred to as a “replacement award”) under the Magnum Ice Cream Company Long Term Incentive Plan 2025 over Shares on substantially equivalent terms and with a value equivalent to the value of the Unilever Shares subject to the relevant Unilever award that lapsed due to the application of time pro-rating. All long-term incentive grants over Shares awarded or vesting following the Demerger, including the replacement awards, will be under the governance, and subject to the approval, of the Remuneration Committee.
Employees of the Group who participate in Unilever’s all-employee SHARES and UK ShareBuy plans will be treated in accordance with the normal rules for ‘good leavers’ under those plans when they leave employment with the Unilever Group on completion of the Demerger.
The treatment described above will apply equally in respect of any awards held by the Directors and Senior Managers of the Company. Save as set out above, no Director or Senior Manager has any interests in the share capital or any other securities of the Company.

Employee Share Plans
The Company expects to adopt the following employee share plans on          2025, conditional on Admission, following shareholder approval (together, the “Employee Share Plans”):
•
The Magnum Ice Cream Company Long Term Incentive Plan 2025 (the “LTIP”);

•
The Magnum Ice Cream Company Foundation Plan (the “Foundation Plan”); and

•
The Magnum Ice Cream Company Listing Award Plan (the “Listing Award Plan”).

The principal terms of the Employee Share Plans and how the Company intends to operate the plans following Admission are set out below, with the common terms of the Employee Share Plans set out in “— Common Terms” below.
All Employee Share Plans operate in respect of the Shares.
The LTIP
Eligibility
Executive Directors and employees of the Company, the Group and associated companies are eligible to participate in the LTIP. The Committee will decide who will be granted awards and over how many shares. In practice, it is intended that executive Directors and managers will be granted awards.
Types of awards
An award under the LTIP can take the form of:
•
“conditional awards” under which the participant automatically receives Shares to the extent the award vests;

•
“options” under which the participant can acquire Shares, to the extent their option has vested, at an exercise price set at grant (which may be nil); or

•
“forfeitable shares” under which the participant receives Shares on grant which must be given back to the extent that the award lapses.

An option or conditional award may be granted on the basis that the participant will not get Shares on exercise or vesting (as applicable) but will get an equivalent amount in cash.
Some or all of a participant’s annual bonus may be paid in the form of an award, referred to as a “deferred bonus award”.
As set out above, the Company has a broad discretion under the LTIP to award different types of awards to participants.
The main types of awards the Company currently intends to award to participants in the LTIP are outlined below.
Performance Share Plan (“PSP”)
Selected participants, including executive Directors, will be granted conditional awards which normally vest after three years subject to continued employment, to the extent performance conditions are achieved. Upon vesting, executive Directors have an additional two-year holding period after vesting (during which Shares cannot be sold) to ensure there is a five-year duration between the grant of the award and release of shares.
Annual Share Plan (“ASP”)
Selected participants (excluding executive Directors) will be granted conditional awards which normally vest after three years subject to continued employment.

Replacement awards
Group employees who held awards under the Unilever Share Plan 2017 (other than Unilever RSUs) on completion of the Demerger will be granted conditional awards on substantially equivalent terms and with a value equivalent to the value of the Unilever Shares subject to the relevant Unilever award that lapsed due to the application of time pro-rating.
Performance conditions
An award may (and must where this is required under the Remuneration Policy in respect of executive Directors) be granted on the basis that it will normally only vest to the extent that a performance condition, set at the time of grant, is satisfied.
Timing of grants
Awards to executive Directors will normally only be granted in the 42 days following approval of the plan, Admission, any General Meeting of the Company or the announcement or preliminary announcement of the Company’s results for any period but may be granted at other times such as following a change in applicable legislation or in connection with recruitment or other exceptional circumstances.
No further awards can be granted after the 10th anniversary of approval of the LTIP.
Vesting
An award will normally vest to the extent that any performance condition is met on the later of the date or dates set by the Committee at the time of grant or the date performance is assessed following the end of the period over which any performance condition is tested. An option can be exercised only to the extent it has vested and will lapse no later than 10 years after the date on which the award was granted.
The Committee may decide that, instead of receiving Shares under an option or conditional award, the participant will receive an equivalent amount in cash.
Holding period
Awards granted to executive Directors must (and awards to others may) be subject to a post-vesting holding period. For executive Directors, the Committee will set the length of any holding period at the time of grant in accordance with the Remuneration Policy. The Committee can end any holding period early and can waive the holding period in the event of certain corporate events.
During a holding period, the participant cannot normally sell or transfer any Shares received on vesting or exercise, except to cover tax and in other limited circumstances. Alternatively, the Committee may determine that delivery of the Shares in respect of which an option or conditional award has been exercised or vested will be delayed until the end of the holding period.
If the participant leaves employment/service with the Group during the holding period, the Shares are not normally forfeited unless the participant has been dismissed for misconduct.
The Foundation Plan
Eligibility
Executive Directors and employees of the Company, the Group and associated companies are eligible to participate in the Foundation Plan. The Committee will decide who will be invited to participate and/or receive options and over how many Shares.
The Foundation Plan is intended as a one-off award; any options granted under the Foundation Plan must be granted before 30 June 2026.
Types of options
The Foundation Plan can be used to grant two types of options, as follows:

Matching options
The Committee may decide to invite certain senior employees of the Group and executive Directors to participate.
If an invitee chooses to participate, they may buy Shares on the market (referred to as “Investment Shares”) up to a value set out in the invitation over a set period (the “Investment Period”). The value will be set by the Committee and will be no more than five times salary. The CEO and CFO (and certain other senior employees, as selected by the Committee) will be subject to a fixed investment value in order to participate, set at five and four times of the CEO and CFO’s annual base salary (respectively).
After the end of the Investment Period, the invitee will be granted an option over up to five times the number of Investment Shares acquired.
If the participant disposes of any of the Investment Shares before all options are fully vested, the option (vested or unvested) will normally lapse in full unless (for participants other than the executive Directors) the Committee determines otherwise.
Foundation options
Selected senior employees of the Group (excluding executive Directors) may be granted an option over Shares with a value typically equal to their annual base salary.
Terms of options
The options will be on broadly the same terms as an option under the LTIP (as described above) but:
•
the exercise price will be based on the market value of a Share on or around the grant date;

•
will be subject to performance conditions measured over a three-year and four-year period based on the Company’s total shareholder return outperforming the median of a peer group of companies in the snacking and food sectors;

•
will normally vest and become exercisable as to 50 per cent. of the Shares following the end of the three-year performance period and as to the remaining 50 per cent. of the Shares following the end of the four-year performance period; and

•
will lapse (at the latest) on the seventh anniversary of the grant date.

Holding period
Options granted to executive Directors will be subject to a holding period which will normally end on the fifth anniversary of the grant date. The holding period mechanism is the same as awards under the LTIP (as described above) and is expected to be implemented by way of the participant not being permitted to sell or transfer any Shares received on exercise, except to cover tax and in other limited circumstances.
Listing Award Plan
Eligibility and operation
All employees of the Company, the Group and associated companies (excluding executive Directors) are eligible to receive an award under the Listing Award Plan.
The Listing Award Plan is intended as a one-off award for employees of the Group immediately following the Demerger (or employees who join the Group as a result of other ice cream businesses of Unilever joining the Group at a later stage).
Type of award
The intention is that each participant in the Listing Award Plan will be granted an award over the same number of Shares. The aggregate market value of all awards that may be made under the Listing Award Plan will not exceed €10 million, as determined on or around the date of the grant.

Terms of award
The awards will be on broadly similar terms to a conditional award under the LTIP (as described above) but they will:
•
normally vest          year[s] after grant;

•
not be subject to any performance conditions; and

•
not be subject to a holding period.

Common Terms
The following apply to all of the Employee Share Plans:
Decisions
The Board makes all decisions in relation to the Employee Share Plans, such as which employees will participate and the key terms of their awards.
The Board can delegate its functions to any committee or other person and the Board or its delegate is referred to in this section as the “Committee”. Decisions in relation to executive Directors and Senior Managers under the LTIP will be delegated to the Remuneration Committee.
Dividend equivalents
An award may be granted on the basis that the number of Shares received after vesting or exercise will be increased to take account of dividends paid between grant and vesting or exercise on the number of Shares acquired. The exact basis will be determined by the Committee for each award and may assume notional re-investment of the dividends from payment of the dividend to vesting or exercise. Options granted under the Foundation Plan will not be eligible to receive dividend equivalents.
Limits
In any 10-year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be issued or be issuable under the Employee Share Plans. This limit does not include awards which have lapsed, the exchanged Unilever RSU awards or the replacement awards. Treasury shares transferred to satisfy an award will be counted as if new shares had been issued for so long as it is considered best practice to do so.
Awards granted to executive Directors will be subject to any limits set out in the Remuneration Policy prevailing at the time of grant.
Malus and clawback
The Committee can reduce the number of Shares in respect of which an award would otherwise vest and/or claw back Shares or cash received by a participant on vesting or exercise in accordance with the Company’s malus and clawback policy from time to time, as summarised in “Item 6 — Directors, Senior Management and Employees — Item 6.B. Compensation — Remuneration Policy — Executive Directors — Malus and clawback”.
Leaving employment/service
An award will normally lapse if the participant leaves the Group before it has vested.
However, if the participant leaves for certain reasons set out in the rules (e.g. ill-health, injury, redundancy, retirement (unless the award is an option under the Foundation Plan), sale of their employer or in other circumstances if the Committee allows), the award will not lapse but continue in effect and vest at the normal time. The number of Shares in respect of which each award vests will be determined in accordance with any performance condition and, except to the extent that the Board decides otherwise, the number of Shares will be reduced to reflect the fact that the participant left early (unless the award is a deferred bonus award or an award under the Listing Award Plan).

Alternatively, the Board may decide that the award will vest on leaving or on a later date. If it does so and the award is subject to a performance condition, the award will vest to the extent that the Committee determines, taking account of the extent to which the condition has been or would have been met. The number of shares will also be reduced, as described above, to reflect the fact that the participant left early.
If the participant dies, awards will normally vest on the date of death, with any performance condition deemed to have been satisfied at target level (unless the Board determines otherwise).
Options which do not lapse on leaving can be exercised for a limited period from the date of leaving (or vesting, if later), after which they lapse.
A vested option or a deferred bonus award will only lapse if the participant leaves employment/service in circumstances in which their employment/service could have been terminated without notice or otherwise due to their misconduct.
The Committee can allow awards to vest early if the participant’s transfer to another country would cause tax or legal issues. The Committee can also determine not to reduce the extent to which an award vests due to leaving early, or reduce it on a different basis.
Takeovers and other transactions
Awards may vest and, in the case of options, become exercisable, if the Company is taken over.
If the award is subject to a performance condition, the award will vest to the extent that the Committee determines, taking account of the extent to which it has been or would have been met.
Except to the extent the Committee decide otherwise, the number of Shares will also be reduced on a pro rata basis to reflect the fact that the award is vesting early (unless the award is a deferred bonus award or an award under the Listing Award Plan).
Alternatively, the Committee may allow or require participants to exchange awards wholly or partly for equivalent awards which relate to shares in the company which has acquired the Company, or a related company.
If another corporate event occurs which, in the opinion of the Committee, may affect the current or future value of Shares, the Committee can decide that awards will vest early to the extent described above. Examples of such corporate events include a winding-up of the Company, demerger, delisting, or special dividend.
Options can be exercised, to the extent vested, for a limited period following such an event and will then lapse to the extent not exercised.
Amendments
The Committee can amend the Employee Share Plans in any way but shareholder approval (by General Meeting) will be required to amend certain provisions to the advantage of participants. These provisions relate to eligibility, individual and plan limits, rights attaching to awards and Shares, the adjustment of awards on a variation in the Company’s share capital and the amendment powers.
Minor amendments can be made without shareholder approval to benefit the administration of the Employee Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. Performance conditions can also be waived or changed in accordance with their terms or if anything happens which causes the Committee reasonably to consider it appropriate to do so (subject to the prevailing Remuneration Policy, where applicable). The Committee may also establish further plans based on the Employee Share Plans but modified to take account of local securities laws, exchange controls or tax (but shares made available under such further plans will be treated as counting against any limits on participation as set out in the Employee Share Plans).
General
Awards may be satisfied using cash, newly issued Shares, treasury Shares or Shares purchased in the market (e.g. through an employee trust).

Any Shares issued pursuant to awards will rank equally with Shares in issue on the date of allotment except in respect of rights arising by reference to a prior record date.
The number and/or type of shares subject to awards and/or any exercise price may be adjusted in such manner as the Committee considers reasonable to take account of any rights issue (or similar transaction), demerger, delisting, special dividend or variation in the share capital of the Company.
Awards are not transferable (other than on death or in exceptional circumstances) and are not pensionable.
6.F.   DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.   MAJOR SHAREHOLDERS
The Company was incorporated in anticipation of the Demerger. As at the date of this registration statement, the entire issued share capital of the Company is held by Unilever International Holdings B.V., a wholly-owned subsidiary of Unilever PLC.
As at the Latest Practicable Date and so far as is known to the Company by virtue of the notifications made to Unilever PLC pursuant to the Companies Act 2006 and/or the UK DTRs and to the Netherlands Authority for the Financial Markets (the “AFM”) by virtue of the Dutch Financial Supervision Act (Wet op het financieel toezicht), as a result of the Demerger and an issue of Shares to (a subsidiary of) Unilever, the following will, on Admission, be directly or indirectly interested in 3 per cent. or more of the Company’s share capital:
Name of Shareholder	Percentage of total voting rights
Unilever PLC(1)	c. 19.9%

Note:
(1)
The Unilever Retained Stake will be obtained by Unilever between the date of the registration statement and Admission, therefore this table includes the expected percentage of total voting rights.

Immediately following the Demerger, no Shareholders will have different voting rights from any other holders of Shares.
As at the Latest Practicable Date, the Company was not aware of any person or persons who, following Admission, will directly, indirectly, jointly or severally, exercise or could exercise control over the Company nor is it aware of any arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.
Material Pension Transfers
The Unilever Group’s Ice Cream Business forms a significant proportion of its business in Germany and Turkey. Accordingly, a fair proportion of pension liability obligations have been transferred to Group Companies pursuant to the Reorganisation in each of those territories. The liabilities that have been transferred cover the accrued obligations and all associated employment and ancillary agreements in relation to relevant former Group employees. These transfers occurred in addition to the transfer of similar liabilities by operation of law in Germany in respect of current Group employees.
Following receipt of professional actuarial advice, a proportion of total Unilever Group pension liabilities in each of Germany and Turkey (being a fair representation of the proportion of the Unilever Group’s business in those territories that is Ice Cream Business), were transferred to Group Companies pursuant to the Reorganisation.

7.B.   RELATED PARTY TRANSACTIONS
Details of related party transactions entered into by members of the Group during the period covered by the Combined Carve-Out Financial Statements are set out in “Note 20. Related party transactions” thereto beginning on page F-72. The nature of the related party transactions of the Group has not changed between the period covered by the Combined Carve-Out Financial Statements and the Latest Practicable Date from those described in “Note 20. Related party transactions” of the Combined Carve-Out Financial Statements.
In connection with the Reorganisation, the Group will enter into the following arrangements and transactions with the Unilever Group:
Global Transitional Services Agreement
See “Item 10. Additional Information — 10.C. Material Contracts — Global Transitional Services Agreement”.
Demerger Agreement
See “Item 10. Additional Information — 10.C. Material Contracts — Demerger Agreement”.
Tax Matters Agreement
See “Item 10. Additional Information — 10.C. Material Contracts — Tax Matters Agreement”.
7.C.   INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.   FINANCIAL INFORMATION
8.A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See “Item 18. Financial Statements” for a list of all financial statements filed as part of this registration statement.
Legal Proceedings
Save as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) that may have, or have had in the recent past, significant effects on the Company’s and/or the Group’s financial position or profitability.
With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. In particular, the Group does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to several factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts. If this were to happen, it could have a material adverse impact on the results of operation of the Group in the reporting period in which the judgments are incurred or the settlements entered into.
Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato, the “AGCM”)
In December 2017, the AGCM fined Unilever Italia MKT Operations S.R.L (the business of which now forms part of the Group) €60.7 million for alleged imposition of exclusivity and abuse of dominant position. The Italian Council of State (Consiglio di Stato) upheld the fine. The fine was paid in 2018 and an appeal to the Italian Cassation Court (Corte di Cassazione) is ongoing. A decision is expected in 2025 or 2026.

Brazilian Labour Public Prosecution Office (Ministério Público do Trabalho, the “MPT”)
In September 2023, the MPT filed a class action against Unilever Brasil Ltda. to formalise the employment arrangements for ice cream logistics operators’ sales workers involved in the mobile sales operation (which involves the sale of ice cream from mobile carts). The Labor Public Attorney also made an alternative claim that the Group should have implemented a process of identifying hazards and assessing occupational risks, taken preventative measures to control the identified risks and monitored the workers’ occupational health (including analysing work-related accidents and illnesses). The court dismissed the case on the basis that no direct employment relationship existed. In May 2024, the MPT appealed, and the case is pending a second instance decision. Approximately 200 ice cream logistics operators’ sales workers were involved in the original class action, but if the MPT’s appeal were to succeed there could be implications for the Group’s relationship with all 1,400 of the logistic operators’ sales workers involved in the “mobile operation”. If the MPT’s appeal were to succeed, the Group believes that its likely financial exposure would be approximately €50 million (largely comprising additional payments that would need to be made to the relevant workers).
Brazilian Tax Assessments
The Group is involved in a number of separate, ongoing tax assessments in Brazil, in respect of which a contingent liability of €98 million for FY2024 has been disclosed in the Combined Carve-Out Financial Statements (see page F-70 of this Registration Statement).
€77.7 million of the contingent liability referred to above relates to litigation arising out of an indirect tax claim connected to a former Group manufacturing facility in Brazil. It concerns the alleged non-payment of indirect tax due to the purported improper use of tax incentives. The relevant tax authorities have opened three cases relating to the period from November 2014 to December 2018. Each of these cases are pending judgment, two of which are pending a decision on appeal in the Administrative Tribunal for State Taxes.
The Brazilian tax assessments giving rise to the remaining €21.1 million of the €98.8 million contingent liability relate to unconnected, individual assessments, none of which the Group believes will have a significant effect on its financial position or profitability.
Turkish Competition Authority (Rekabet Kurumu, the “RK”)
In March 2021, the RK fined Unilever Sanayi ve Ticaret Türk A.Ş. (which is now part of the Group) TRY 360 million for allegedly establishing exclusivity obligations and offering allegedly abusive rebates. The RK also imposed a “Cooler Rule Obligation” whereby outlets with an indoor commercial surface of less than or equal to 100m² with no non-Unilever freezer cabinet available to consumers can decide to leave 30 per cent. of the Unilever freezer cabinet space available for competitor products. Unilever Sanayi ve Ticaret Türk A.Ş. lost an initial appeal in April 2023 but won a second appeal in July 2024, remitting the case to the lower court. In November 2024, the lower court upheld its original decision, and Unilever Sanayi ve Ticaret Türk A.Ş. filed a further appeal petition before the Regional Administrative Court on 26 December 2024. A decision is expected in 2025 or 2026.
BRR Logistics Limited (“BRRL”) litigation
In November 2022, BRRL, a former distributor of the Group in Canada, issued a claim against Unilever Canada Inc. (the business of which now forms part of the Group) alleging that Unilever Canada Inc., Vice N Berg Cold Storage Inc. (a new distributor for the Group), related corporate entities and shareholders of the new distributor and former employees of BRRL stole confidential information and conspired to harm BRRL’s economic interests. Unilever Canada Inc. defended the claim and issued a counterclaim alleging BRRL breached its contract and obligation to act in good faith. Since this claim was issued, BRRL has been declared bankrupt and therefore it is likely the claim will be dismissed (either proactively by a motion to dismiss by the Group, or by the court, due to administrative delay by BRRL to advance the case), as the bankruptcy trustee or creditors of BRRL are unlikely to pursue the claim and BRRL will be dissolved as a legal entity. No provisions have been made for this claim.
Ben & Jerry’s litigation
Unilever and its wholly owned indirect subsidiary Conopco, Inc. (“Conopco”) are currently defending a lawsuit in the US District Court for the Southern District of New York brought by the independent directors of the defined purpose board of Ben & Jerry’s Homemade (the “Ben & Jerry’s Board”) and on behalf of Ben & Jerry’s Homemade (together “Plaintiffs”). Ben & Jerry’s Homemade is a wholly owned subsidiary of Ben & Jerry’s Holdco, LLC (“Ben & Jerry’s HoldCo”), a Group Company.
The Ben & Jerry’s Board filed its initial complaint in the name of Ben & Jerry’s Homemade on 14 November 2024, and has twice since amended its complaint, including to add itself as a plaintiff. The Ben & Jerry’s Board alleges (on behalf of the Ben & Jerry’s Board and Ben & Jerry’s Homemade itself) that Conopco and Unilever breached the terms of a merger agreement that the parties entered into in 2000 (the “Merger Agreement”) when Conopco acquired Ben & Jerry’s Homemade, breached a settlement agreement entered into by the parties in 2022 to resolve an earlier lawsuit the Ben & Jerry’s Board brought against Conopco and Unilever, and breached a 2023 amendment to that same settlement agreement. The Ben & Jerry’s Board alleges Conopco and Unilever: (i) failed to “[r]espect and acknowledge the Ben & Jerry’s Independent Board’s primary responsibility over Ben & Jerry’s Social Mission and Essential Brand Integrity” and “work in good faith” with the Ben & Jerry’s Board on that mission by allegedly refusing to approve the release of certain statements the Ben & Jerry’s Board wished to make in 2023 and 2024 related to the conflict in the Middle East; (ii) “unreasonably withheld” their consent to make donations in 2024 to two organisations — Jewish Voice for Peace and the Council on American-Islamic Relations — selected by the Ben & Jerry’s Board; and (iii) failed to purchase Palestinian almonds and erected extracontractual hurdles regarding the purchase of those almonds, in breach of their obligations under the Merger and Settlement Agreements. The Ben & Jerry’s Board further seeks a declaration that Unilever and Conopco: (a) impermissibly terminated the former CEO of Ben & Jerry’s Homemade; and (b) may not diminish the Ben & Jerry’s Board’s rights in the separation of the Ice Cream Business.
The defendants do not believe that the Ben & Jerry’s Board has standing to bring claims on behalf of Ben & Jerry’s Homemade, or that the Ben & Jerry’s Board itself has standing to sue under the Merger Agreement or the Shareholders Agreement as they are not party to either agreement. On 25 April 2025, Unilever and Conopco moved to dismiss the action challenging, among other things, the Ben & Jerry’s Board’s standing to bring claims on behalf of Ben & Jerry’s Homemade. On 2 May 2025, Plaintiffs filed an opposition to the motion. Unilever’s and Conopco’s motion is now fully briefed and awaiting the judge’s decision. Discovery is stayed while the parties wait for a ruling. Prior to the Demerger, the Company, Unilever, Conopco and Ben & Jerry’s HoldCo have entered into agreements pursuant to which (amongst other things): (i) all liabilities incurred by the Unilever Group in connection with; and (ii) conduct in respect of, the litigation described above (together with other litigation that may be brought by the Ben & Jerry’s Board in the future) will be assumed by the Company and Ben & Jerry’s HoldCo. While the Group expects to incur costs and expend management time and resource in defending or settling the current case, it does not believe this case will have a significant effect on the Company or the Group’s financial position or profitability. If the Company is unsuccessful in defending any element of the case, however, this could encourage the independent members of the Ben & Jerry’s Board to bring similar claims in the future, which could cause reputational damage to the Group and serve as an on-going distraction to the Group’s management team.
The Group is taking a pro-active approach to finding common ground with the Ben & Jerry’s Board and its members to avoid future conflicts of the type that have arisen in the past. However, there is no guarantee this approach will be successful. As a result, there remains a risk that the statements and actions of the Ben & Jerry’s Board or its members could adversely impact the Group’s reputation, business, financial condition, and results of operations.
Philippines Joint Venture
In the Philippines, the Group’s business is predominantly conducted through Magnum RFM Ice Cream, Inc., which is a joint venture between a Group Company and RFM Corporation (the “Philippines Joint Venture”).
Under the terms of the Philippines JV Agreement, each year, within one month of 31 December, RFM has the right to require the relevant Group Company to purchase all or a proportion of RFM’s shares in the Philippines Joint Venture companies pursuant to a put option, at a price to be calculated in accordance with the “formula” set out in the Philippines JV Agreement. This formula takes into account various financial performance metrics of the Philippines Joint Venture. This put option has been exercisable on an annual basis since the Philippines Joint Venture was established, but has never been exercised by RFM. For more information on the Philippines Joint Venture, see “Note 13B. Financial Liabilities” of the Combined Carve-Out Financial Statements.
Dividend Policy56
Following the Demerger, the Company will adopt a dividend policy reflecting the Group’s long-term earnings potential, while maintaining sufficient financial flexibility in line with its capital allocation priorities. The dividend is expected to be in the range of 40 to 60 per cent. of net income after adjusting items and paid annually, subject to approval by the Board. The Company expects to pay its first dividend to Shareholders in relation to the full year of 2026 in the first six months of 2027, subject to Board approval.
Historical dividends
The Company was incorporated in 2025 in anticipation of the Demerger to act as the holding company for the Group. It has not, prior to the date of this registration statement, declared or paid any dividends to its Shareholders.
8.B.   SIGNIFICANT CHANGES
Other than as disclosed in “Note 22. Events After the Balance Sheet Date” of the Combined Carve-Out Financial Statements beginning on page F-75, no significant change has occurred since 31 December 2024.
ITEM 9.   THE OFFER AND LISTING
9.A.   OFFER AND LISTING DETAILS
There is currently no public market for the Shares. The Company intends to list the Shares on Euronext Amsterdam under the symbol “MICC”, the Main Market of the London Stock Exchange under the ticker symbol “MICC” and the New York Stock Exchange under the ticker symbol “MICC”.
9.B.   PLAN OF DISTRIBUTION
Not applicable.
9.C.   MARKETS
The Company intends to apply to list the Shares on Euronext Amsterdam under the symbol “MICC”, the Main Market of the London Stock Exchange under the ticker symbol “MICC” and the New York Stock Exchange under the ticker symbol “MICC”. The Company makes no representation that such applications will be approved or that the Shares will trade on such markets either now or at any time in the future.
9.D.   SELLING SHAREHOLDERS
Not applicable.
9.E.   DILUTION
Not applicable.
9.F.   EXPENSES OF THE ISSUE
Not applicable.

56
For the purposes of describing the Company’s dividend policy, “dividends” may refer to dividends or other payments the Company may make to Shareholders in lieu of regular dividends, please see Part IX: “Taxation — Dutch Taxation — Dutch Dividend Withholding Tax”.

ITEM 10.   ADDITIONAL INFORMATION
10.A.   SHARE CAPITAL
The following descriptions of share capital are summaries and are qualified by reference to the Articles of Association, a copy of which will be filed with the SEC as an exhibit by amendment to this registration statement.
As of the date of this registration statement, the issued share capital of the Company comprises 50,000 shares with a nominal value of €1.00 each. As the Company is a company incorporated and currently existing as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, the Company is not required to have, and does not have, an authorised share capital at the date of this registration statement.
Other than the shares issued upon its incorporation on 15 April 2025, which are held by Unilever International Holdings B.V., a wholly-owned subsidiary of Unilever PLC, the Company has not issued any shares prior to the date of this registration statement.
With effect as of          2025, pursuant to a notarial deed of amendment amending the Articles of Association, and as at Admission, it is expected that the Company’s authorised share capital will amount to €         divided into          Shares with a nominal value of €         each. The Shares have been created under, and are subject to, Dutch law.
It is expected that the Company will have          Shares in issue as at Admission.
The Shares will be registered with ISIN number NL0015002MS2 and the following SEDOL numbers: (i) Euronext Amsterdam: BSNMGT9; (ii) LSE:         ; and (iii) NYSE: BT7JRZ6.
On the date of Admission, all of the issued Shares will be fully paid up, there will be no convertible securities, exchangeable securities or securities with warrants in the Company and no Shares will be held by the Group. There are no acquisition rights and/or obligations over unissued share capital of the Company or any undertaking to increase the share capital of the Company. No share or loan capital of any member of the Group is under option or agreed, conditionally or unconditionally, to be put under option. Other than as set out under “— Reduction of Share Capital”, the Articles of Association do not contain any redemption or conversion provisions.
Other than in respect of outstanding options under certain Group share incentive schemes, the Company is not party to any contract or arrangement (or proposed contract or arrangement) whereby any option or preferential right of any kind is (or is proposed to be) given to any person to subscribe for any securities in the Company.
No Shareholder will have any voting rights different from any other Shareholder.
Fractional entitlements
Unilever Shareholders and Unilever ADS Holders will be eligible to receive one Share for every five Unilever Shares or Unilever ADSs (as applicable) held at the Record Time. As a consequence of the above ratio, it is likely that entitlements to fractions of Shares will arise. For example, if a Unilever Shareholder holds 101 Unilever Shares at the Record Time, they will receive 20 Shares plus an entitlement to a 1∕5 fraction of a Share.
Where individual fractional entitlements to Shares arise on the Demerger, the number of Shares to be received will be rounded down to the nearest whole number. Any fractional entitlements to Shares will be aggregated with those from other Unilever Shareholders and Unilever ADS Holders and sold on the open market as soon as practicable and the relevant Unilever Shareholders and Unilever ADS Holders will be entitled to receive the net proceeds (subject to applicable law and following the deduction of any sale or currency exchange costs or commissions) pro rata to their fractional entitlement.
10.B.   ARTICLES OF ASSOCIATION
Set out below is a summary of the material information concerning the Company’s share capital and of material provisions of Dutch law and the Articles of Association. It is based on relevant provisions of Dutch law in effect on the date of this registration statement and the Articles of Association. This summary does not purport to give a complete overview and should be read in conjunction with, and is qualified in its entirety by reference to, the relevant provisions of Dutch law and the Articles of Association. The full text of the Articles of Association (in Dutch, and an unofficial English translation) will be available free of charge on the Company’s website (        ). See also “Item 6. Directors, Senior Management and Employees” for a summary of the material provisions of the Articles of Association, the Board Rules and Dutch law relating to the Board.
There are no restrictions under the Articles of Association or under Dutch law that limit the right of persons to hold Shares. The transfer of Shares to persons who are located or resident in, citizens of, or have a registered address in jurisdictions other than the Netherlands may, however, be subject to specific regulations or restrictions according to their securities laws.
Objects
Pursuant to the Articles of Association, the objects of the Company are to:
•
research and develop, to produce, to manufacture, to package, to pack, to store, to market, to trade in, to distribute and to sell consumer goods, such as ice cream products and products related thereto;

•
franchise operations related to the marketing, distribution and sale of consumer goods, such as ice cream products and products related thereto;

•
own, to maintain, to sell, to distribute, to lend and to lease ice cream cabinets;

•
incorporate, to participate in any way whatsoever in, to manage and supervise and to finance subsidiaries, group companies and third parties;

•
borrow, to lend and to raise funds, including the issue of bonds, debt instruments or other securities or evidence of indebtedness and to enter into agreements in connection with the aforementioned activities;

•
render advice and services;

•
grant guarantees, to bind the Company and to pledge or otherwise encumber its assets for its own obligations and for obligations of subsidiaries, group companies and third parties;

•
acquire, alienate, encumber, manage and exploit registered property and items of property in general;

•
trade in currencies, securities and items of property in general;

•
exploit and trade in patents, trade marks, licences, knowhow, copyrights, data base rights and other intellectual property rights;

•
perform any and all activities of an industrial, financial or commercial nature,

and to do all that is connected therewith or may be conducive thereto, the interpretation of which is to be in the broadest sense. In pursuing its objects, the Company shall also take into account the interests of the legal entities and companies with which it forms a group.
Meetings of Shareholders and Voting Rights
General Meetings
According to the Articles of Association, General Meetings can be held in the Netherlands in Amsterdam, Amstelveen, The Hague, Hoofddorp, Haarlem, Lelystad, Rotterdam or Haarlemmermeer (including Schiphol Airport), at the choice of those who call the meeting. The Board may also determine that a General Meeting is only accessible via electronic means of communication.
The annual General Meeting must be held within six months after the end of each financial year. An extraordinary General Meeting may be held as often as the Board deems necessary and must be held within three months after the Board has considered it to be likely that the Company’s equity has decreased to an amount equal to or lower than one-half of its paid-up and called-up share capital, in order to discuss any requisite measures.

In addition, Shareholders representing alone or in aggregate at least one-tenth of the issued share capital of the Company may, pursuant to the Dutch Civil Code, request that a General Meeting be convened. If the Board has not taken such measures that the General Meeting can be held within eight weeks of Shareholders making such request, the Shareholders making such request may, upon their request, be authorised by the Amsterdam district court in summary proceedings to convene a General Meeting.
Notice of the General Meeting must be given by at least such number of days prior to the day of the meeting as required by Dutch law, which, at the date of this registration statement, is 42 calendar days. The notice convening the General Meeting will be given by way of an announcement on the website of the Company and/or through other means of electronic public announcement.
The notice convening the General Meeting shall specify the business to be discussed, the venue and time of the General Meeting, the requirements for admittance to the General Meeting, the address of the Company’s website, and such other information as may be required by Dutch law. The agenda for the annual General Meeting must contain specific subjects including, among other things, the adoption of the annual accounts, the discussion of any substantial change in the corporate governance structure of the Company and the allocation of profits, insofar as these are at the disposal of the General Meeting. In addition, the agenda must include such items as have been included in it by the Board or the Shareholders (with due observance of Dutch law as described below). If the agenda of the General Meeting contains an item granting discharge to the Directors concerning the performance of their duties, the discharge must be mentioned on the agenda as separate items for the executive and non-executive Directors.
Shareholders holding at least 3 per cent. of the Company’s issued and outstanding share capital may request, by a motivated request, that an item is added to the agenda. Such requests must be made in writing, must either be substantiated or include a proposal for a resolution, and must be received by the Company at least 60 days before the day of the General Meeting.
No resolutions may be adopted on items other than those that have been included in the agenda (unless the resolution would be adopted unanimously during a meeting where the entire issued capital of the Company is present or represented).
Shareholders who, individually or with other Shareholders, hold Shares that represent at least 1 per cent. of the Company’s issued share capital or a market value of at least €250,000 may if certain conditions are met request the Company to disseminate information that is prepared by them in connection with an agenda item for a General Meeting. The Company can only refuse dissemination of such information if received less than seven business days prior to the day of the General Meeting, if the information gives or could give an incorrect or misleading signal or if, in light of the nature of the information, the Company cannot reasonably be required to disseminate it.
The General Meeting is presided over by the Chair or, in the Chair’s absence, the vice-chair of the Board (who shall also fulfil the role of Senior Independent Director). In such vice-chair’s absence, the non-executive Directors present at the meeting shall appoint a chair from among them. If no such appointment is made, the chair of the meeting shall be appointed by the General Meeting. The chair of the General Meeting will have all powers necessary to ensure the proper and orderly functioning of the General Meeting. Directors may always attend a General Meeting. In these General Meetings, they have an advisory vote. The external auditors of the Company are also authorised to attend the annual General Meeting. The chair of the General Meeting may decide at its discretion to admit other persons to the General Meeting.
Each Shareholder (as well as other persons with voting rights or meeting rights) may attend the General Meeting, address the General Meeting and, insofar as it has such right, exercise voting rights in accordance with the terms of the relevant Shares, either in person or by proxy.
The Board may decide that persons entitled to attend and vote at General Meetings may cast their vote electronically or by mail in a manner to be decided by the Board. Votes validly cast electronically or by mail have the same status as votes validly cast at the General Meeting.
Voting rights
At General Meetings, each Share carries one vote.

In the General Meeting, no voting rights may be exercised for Shares held by the Company or its subsidiaries, or for Shares for which the Company or its subsidiaries hold the depositary receipts. However, usufructuaries and pledgees of Shares owned by the Company or its subsidiaries are under certain circumstances able to exercise voting rights. See “— Acquisition of Own Shares”.
The record date in order to establish which Shareholders are entitled to attend and vote at the General Meeting shall be the 28th calendar day falling prior to the day of the General Meeting. The record date and the manner in which Shareholders can register and exercise their rights will be set out in the notice of the meeting.
Decisions of the General Meeting are taken by a majority of the votes cast without any quorum being required, except where Dutch law or the Articles of Association provide for a qualified majority and/or a quorum. For each resolution passed at a General Meeting, the voting results must be posted on the Company’s website within 15 calendar days after the meeting. The information posted will include the numbers of votes cast in favour, cast against and the abstentions, the total number of Shares validly voted, the total number of valid votes cast and the percentage of the Company’s issued and outstanding share capital represented by the total number of Shares validly voted. The voting results must be kept accessible on the Company’s website for a period of at least one year.
The voting rights attached to the Shares may only be amended by amendment to the Articles of Association.
Dividends and other Distributions
General
The Company may only make distributions, whether a distribution of profits or of freely distributable reserves, to its Shareholders if its shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued capital plus any reserves as required to be maintained by the Articles of Association or by Dutch law. The distribution payout can be summarised as set out below.
Annual profit distribution
A distribution of profits other than an interim distribution is only allowed after the adoption of the Company’s annual accounts, and the information in the annual accounts will determine whether the distribution of profits is legally permitted for the relevant financial year.
Right to reserve
The Board may decide that the profits realised during a financial year, if any, are to be fully or partially reserved. Any profits remaining after allocation to the reserves shall be put at the disposal of the General Meeting. The Board shall make a proposal for that purpose. Furthermore, the Board may decide that distributions to the Shareholders shall be at the expense of reserves.
Interim distribution
Subject to Dutch law and the Articles of Association, the Board may resolve to make an interim distribution of profits or distributions from reserves, provided that it appears from an interim statement of assets and liabilities signed by the Board that the Company’s equity does not fall below the sum of paid-up and called-up part of the issued capital plus the reserves as required to be maintained by the Articles of Association (if any) or by Dutch law.
Distribution in kind
The Board may decide that a distribution is made in kind, such as a payment in Shares or other securities, or decide that Shareholders shall have the option to receive a distribution as a cash payment and/or as a payment in Shares or other securities, provided that the Board is designated by the General Meeting as the competent corporate body to resolve to issue Shares.
Profit ranking of the Shares
The Shares will rank pari passu with each other and holders of Shares will be entitled to dividends and other distributions declared and paid on them.

Payment
Payment of any distribution on Shares to Shareholders will, in principle, be made in euro, Pounds Sterling or US dollars. The Company will, however, have the authority to make distributions in currencies other than euro, Pounds Sterling and US dollars.
Any distributions on Shares that are paid to Shareholders through DTC will be automatically credited to the cash account of the relevant Shareholders’ DTC participant in US dollars, including holders of book-entry interests in the Shares holding through intermediaries who are direct participants in Euroclear Bank SA/NV (“Euroclear Bank”) (except for Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (“Euroclear Nederland”) and its participant entities), while dividends on Shares that are paid to Shareholders through Euroclear Nederland are expected to be credited in euro to the cash account of the relevant Euroclear Nederland participant and dividends on Shares that are paid to Shareholders through Euroclear UK & International Limited (“Euroclear UK”) are expected to be credited in pounds sterling to the relevant CREST account. Payments to Shareholders holding their shares via the Direct Registration System (“DRS”) (“DRS Shareholders”) will be paid by the US Transfer Agent in US dollars, either by cheque or through bank transfer. Shareholders may consult their intermediary or professional adviser in relation to the currency in which their dividends will be paid. There are no restrictions in relation to the payment of dividends under Dutch law in respect of holders of Shares who are non-residents of the Netherlands. However, see “Item 10. Additional Information — 10.E. Taxation” for a discussion of certain aspects of taxation of dividends and refund procedures for non-tax residents of the Netherlands. Payments of profit and other payments are announced in a notice by the Company. A Shareholder’s claim to payments of profits and other payments lapses five years and one day after the day on which the claim became payable. Any profit or other payments that are not claimed within this period will be considered to have been forfeited to the Company and will be carried to the reserves of the Company.
Any proposal for distributions on Shares and any resolution to make distributions on Shares are announced in a notice by the Company. Distributions on Shares are made payable in the manner and at such date, and notice thereof shall be given as the Board, or the General Meeting at the proposal of the Board, shall determine. A Shareholder’s claim to payments of distributions lapses five years after the day on which the claim became payable. Any distributions not collected within this period revert to the Company.
Form of Shares and Shareholders’ Register
All Shares are in registered form (op naam). Pursuant to Dutch law and the Articles of Association, the Company must keep a shareholders’ register. A copy of the Company’s shareholders’ register (the “Shareholders’ Register”) will be kept by the Board at the offices of the Company in the Netherlands. The register may consist of various parts, and each part may be kept in different places, including outside the Netherlands, and in more than one copy, in order to comply with foreign requirements or regulations or the applicable provision set by a foreign stock exchange, as determined by the Board. In the Shareholders’ Register, the names and addresses of all other persons holding meeting rights (being the right to be invited to and attend General Meetings and to speak at such meetings and the other rights the Dutch Civil Code grants to persons holding Shares or depositary receipts for Shares issued with the co-operation of the Company) must also be recorded, as well as the names and addresses of all holders of a right of usufruct (vruchtgebruik) or pledge (pandrecht) in respect of Shares and whether they have meeting rights.
If requested, the Board will provide a Shareholder or usufructuary or pledgee of Shares with an extract from the Shareholders’ Register relating to its title or right to a Share free of charge. If the Shares are encumbered with a right of usufruct, the extract will state who has such rights. The Company may allow inspection of the register by, or provide information included in the register to, any competent supervisory or other authority in order to comply with requirements or regulations or the applicable provisions set by a stock exchange.
Issue of Shares
Resolutions to issue Shares are adopted by the General Meeting or by the Board if and during the fixed period the Board has been designated for that purpose by the General Meeting, but only upon a proposal of the Board. A resolution of the General Meeting to issue Shares, or to designate the Board as the competent corporate body to issue Shares, can only be adopted by a majority of the votes cast. The foregoing also applies to the granting of rights to subscribe for Shares, such as options, but does not apply to the issue of Shares to a person exercising a previously granted right to subscribe for Shares. An authorisation by the General Meeting to issue Shares must state the term for which it is valid, which term may not be longer than five years. The General Meeting is not authorised to resolve on the issuance of Shares or the granting of rights to subscribe for Shares to the extent it has authorised the Board as the competent body for such purpose. The resolution granting such authority to the Board must specify the number of Shares which may be issued (which may be expressed as a percentage of the issued capital). The authorisation may be renewed in each case for another maximum period of five years. Unless provided otherwise in the authorisation, it may not be withdrawn. The Company may not subscribe for its own Shares on issue.
The Board is expected to be designated by the General Meeting prior to Admission, for a period expiring at the conclusion of the Company’s 2026 Annual General Meeting, to issue Shares, to grant rights to subscribe for Shares and to limit or exclude statutory pre-emptive rights in relation to such issuances or grants. Such authorisation of the Board shall be limited to 10 per cent. of the Shares issued on Admission for any purposes, including for issuances/grants in connection with Employee Share Plans (as defined herein).
Pre-emptive Rights
Upon the issue of Shares or granting of rights to subscribe for Shares, each holder of Shares shall have a pre-emptive right in respect of the Shares to be issued, in proportion to the aggregate nominal value of the Shares already held by it. Exceptions to these pre-emptive rights include: (i) the issue of Shares against a contribution in kind; (ii) the issue of Shares to the employees of the Company or of a group company (groepsmaatschappij) pursuant to an employee share scheme or as an employee benefit; and (iii) the issue of Shares to persons exercising a previously granted right to subscribe for Shares.
Pursuant to the Articles of Association, the pre-emptive right may be restricted or excluded pursuant to a resolution of the General Meeting at the proposal of the Board, or by the Board if and during the fixed period the Board has been designated for that purpose by the General Meeting at the proposal of the Board. The General Meeting is not authorised to resolve on the restriction or exclusion of pre-emptive rights to the extent it has authorised the Board as the competent body for such purpose. The proposal to this effect must explain the reasons for the designation and the intended issue price. The designation of the Board as the competent corporate body to restrict or exclude the pre-emptive rights may be for a period of up to five years. Unless provided otherwise in the authorisation, it may not be withdrawn. A resolution of the General Meeting to restrict or exclude pre-emptive rights, or to designate the Board to restrict or exclude pre-emptive rights, requires a majority of at least two-thirds of the votes cast if less than 50 per cent. of the issued share capital is represented at the General Meeting.
The Board is expected to be designated by the General Meeting prior to Admission, for a period expiring at the conclusion of the Company’s 2026 Annual General Meeting, to limit or exclude the pre-emptive rights pertaining to such Shares and rights. This authorisation of the Board is expected to be limited to up to a maximum of 10 per cent. of the Shares issued and outstanding on Admission.
Acquisition of Own Shares
Subject to statutory conditions having been met, the Board will be authorised to acquire fully paid-up Shares either gratuitously (om niet), under universal succession of title, or if and to the extent: (i) the Company’s equity, less the payment required to make the acquisition, does not fall below the sum of called-up and paid-up share capital and any statutory reserves; (ii) the aggregate nominal value of the Shares which the Company obtains, holds or holds as pledgee or which are held by a subsidiary does not exceed 50 per cent. of the issued share capital; and (iii) the Board has been authorised by the General Meeting to repurchase Shares. The Company may, without authorisation by the General Meeting, acquire its own Shares for the purpose of transferring such Shares to its employees under a scheme applicable to such employees, provided such Shares are quoted on the price list of a stock exchange.
The General Meeting’s authorisation may be valid for a maximum of 18 months. As part of the authorisation, the General Meeting must determine the number of Shares that may be acquired, the manner in which the Shares may be acquired and the limits within which the price must be set.

The Board is expected to be designated by the General Meeting prior to Admission, for a period of          following Admission, to cause the Company to acquire its own Shares up to a maximum of          per cent. of the aggregate number of Shares issued immediately following Admission, provided the Company will hold no more Shares in treasury than 50 per cent. of its issued share capital, either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the Shares and not higher than the opening market price of the Shares on Euronext Amsterdam on the day of the repurchase plus 10 per cent.
The Company may not cast votes on Shares held by it or by its subsidiaries and such Shares will not be counted for the purpose of calculating a voting quorum. Votes may, however, be cast on Shares held by the Company if such Shares are encumbered with a right of usufruct or a right of pledge that benefits a party other than the Company or a subsidiary of the Company, the voting right attached to those Shares accrues to the other party and the right of usufruct or right of pledge was created prior to the Company or its subsidiary obtaining the Shares.
No dividend or other distribution shall be paid or made on the Shares held by the Company in its own capital, unless such Shares are subject to a right of usufruct or pledge and the authority to collect distributions or the right to receive distributions accrues to the usufructuary or the pledgee, respectively. For the purpose of determining the dividend or other distribution on Shares, the Shares held by the Company in its own capital shall be disregarded. The Board is authorised to dispose of the Company’s own Shares held by it. For as long as Shares are admitted to trading on the ESCC category of the FCA’s Official List, the procedures set out under “—Articles of Association—Pre-emptive rights” shall apply to the disposal of the Company’s own Shares held by it.
Reduction of Share Capital
Subject to the provisions of Dutch law and the Articles of Association, the General Meeting may, but only if proposed by the Board, pass resolutions to reduce the issued share capital by: (i) cancelling Shares; or (ii) reducing the nominal value of the Shares by amendment of the Articles of Association. A resolution to cancel Shares may only relate to Shares held by the Company or of which it holds the depositary receipts. A reduction of the nominal value of the Shares, whether without redemption or against partial repayment on the Shares or upon release from the obligation to pay up the nominal value of the Shares, must be made pro rata on all Shares. This pro rata requirement may be waived if all Shareholders concerned so agree. A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast if less than 50 per cent. of the issued share capital is represented at the General Meeting. If 50 per cent. or more of the issued share capital is represented at the General Meeting, then the resolution of the General Meeting requires a majority of the votes cast.
In addition, Dutch law contains detailed provisions regarding the reduction of capital. A resolution to reduce the issued share capital shall not take effect as long as creditors have legal recourse against the resolution.
Material aspects of taxation relating to a reduction of share capital are described in “Item 10. Additional Information — 10.E. Taxation — Dutch Taxation — Dutch Dividend Withholding a Tax”.
Transfer of Shares
A transfer of a Share (not being, for the avoidance of doubt, a beneficial entitlement to a Share held through the systems of DTC, Euroclear Bank, Euroclear Nederland or Euroclear UK) or of a restricted right (beperkt recht) thereto requires a deed of transfer drawn up for that purpose and acknowledgement of the transfer by the Company in writing. The latter condition is not required in the event that the Company is party to the transfer.
Shares that have been entered into DTC’s book-entry system will be registered in the name of Cede & Co. as nominee for DTC and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. Any Shares held by DRS Shareholders will be registered in the name of such DRS Shareholder and evidenced through DRS. The name of each DRS Shareholder will thus be entered as the registered owner of the relevant number of Shares on the Company’s register.

Shares accepted for inclusion by Euroclear Nederland (as the central institute under the Dutch Securities Giro Transactions Act) or an intermediary in the giro depot or collective depot, respectively, can only be delivered from a collective depot or giro depot with due observance of the related provisions of the Dutch Securities Giro Transactions Act. The transfer by a depot shareholder of its book-entry rights representing such Shares shall be effected in accordance with the provisions of the Dutch Securities Giro Transactions Act. The same applies to the establishment of a right of pledge and the establishment or transfer of a usufruct on these book-entry rights.
Transfers of depository interests (“DIs”) may be effected by means of a relevant system (i.e. CREST) unless the CREST Regulations provide otherwise.
Amendment of Articles of Association
The General Meeting may pass a resolution to amend the Articles of Association, but only on a proposal of the Board.
A proposal to amend the Articles of Association must be included in the notice of the General Meeting. A copy of such proposal containing the verbatim text of the proposed amendment must be deposited at the Company’s office, for inspection by Shareholders and other persons holding meeting rights, until the end of the meeting. Furthermore, a copy of the proposal must be made available free of charge to Shareholders and other persons holding meeting rights from the day it was deposited until the day of the meeting.
Dissolution and Liquidation
The General Meeting may pass a resolution to dissolve the Company, but only on a proposal of the Board. When a proposal to dissolve the Company is to be made to the General Meeting, such proposal must be stated in the notice convening the General Meeting. In the event of the dissolution of the Company by resolution of the General Meeting, the Directors will be charged with effecting the liquidation of the Company’s affairs, unless the General Meeting resolves to appoint one or more other persons as liquidators, without prejudice to the ability of the district court to replace a liquidator. During liquidation, the provisions of the Articles of Association will remain in force to the extent possible.
The balance of the Company’s assets remaining after all liabilities have been paid shall be transferred to the holders of Shares in proportion to the number of Shares held by each Shareholder. Any transfer to a Shareholder will be subject to the rights of any Shareholders to whom Shares have been issued on special conditions, and subject further to the right of the Company to apply set-off in respect of the liability, if any, of Shareholders for unpaid capital or share premium. Once the liquidation has been completed, the books, records and other data carriers of the dissolved company will be held by the person or legal person appointed for that purpose by the General Meeting for the period prescribed by law (which as at the date of this registration statement is seven years). Material tax aspects of liquidation proceeds are described in “Item 10. Additional Information — 10.E. Taxation — Dutch Taxation — Holding and Disposal of Shares — Dividend withholding tax — Withholding requirement”.
10.C.   MATERIAL CONTRACTS
The contracts listed below have been, or will be, entered into by the Company or a member of the Group outside of the ordinary course of business within the two years immediately preceding the date of this registration statement and are material to the Company or any member of the Group.
Global Transitional Services Agreement
Overview
To ensure business continuity following 1 July 2025 (being the principal date for completion of the Reorganisation), certain members of the Group and Unilever Group expect to enter into the GTSA. Under the GTSA, Unilever will provide, or procure the provision of, certain services on a transitional basis for the Transitional Period, at which point the Group anticipates that it will be able to fully operate on a stand-alone basis.

For the duration of the Transitional Period, the Group will operate in accordance with an “interim operating model” pursuant to the GTSA and a set of Local OMAs which operationalise the GTSA in particular markets, as described in “Reorganisation and Demerger — Reorganisation — TSAs and interim operating models”. It is anticipated that this “interim operating model” will authorise Unilever to perform certain business operations on behalf of the Group until the end of the Transitional Period, when the Group has its own systems in place which are sufficient to allow it to transact independently.
Services
Services provided by Unilever under the GTSA are required to be provided to the same standard as those or equivalent services are provided, on average, to Unilever and/or any of its entities. The services to be provided under the GTSA include, among others, certain IT infrastructure and support services, financial services and support, operations management services, distribution services, the use of offices and facilities, logistics and supply-chain management.
Duration
Each service provided under the GTSA will be subject to specific service terms ranging from six to 30 months, including a three-month ramp down period.
Under the terms of the GTSA, the Group will be required to exit GTSA arrangements as soon as practicable, pursuant to applicable early termination rights. There will be no automatic right to extend the duration of services; extensions may be granted at the sole discretion of Unilever. The GTSA will automatically terminate when the last service provided in accordance with the agreement is terminated.
At Admission, provision of certain intercompany services under the GTSA will terminate. This includes intercompany legal services, internal audit, external audit, financial consolidation services, hedging services, tax advisory and consultancy services, treasury and funding services, consultancy services, statutory reporting and tax submission, insurance services, facilities (hosting of non-business as usual (i.e. project) staff); and IT fit out of new facilities and processing of non-business as usual transactions (i.e. project costs).
Following the Transitional Period, the Group will be required to provide these services internally or obtain these services from a third-party provider. If the Group does not effectively develop and implement these capabilities, or it is unable to source further arrangements from third-party providers, its business, results of operations, financial condition and prospects could be materially and adversely affected. For further details on the risks to the Group associated with the GTSA, please see relevant sections of “Item 3. Key Information — 3.D. Risk Factors” above.
Liability
The Group and Unilever’s maximum annual liability arising out of or in connection with the GTSA, subject to certain enumerated exceptions and applicable law, will be capped at amounts that the Group believes are customary for contracts of this nature.
Governance
The GTSA will provide for the appointment of relationship managers which meet regularly and will be the principal point of contact to resolve operational and commercial issues arising under the agreement. If a dispute arises, the matter must be escalated first to the respective relationship managers of each party and, if it cannot be resolved following this procedure, the parties may refer the dispute to the respective chief financial officers of the Group and Unilever. The GTSA will be governed by English law.
Demerger Agreement
The Company, Magnum Holdco and Unilever expect to enter into a demerger agreement on 1 October 2025 (the “Demerger Agreement”) to effect the Demerger and to govern aspects of the relationship between the Group and the Unilever Group following completion of the Demerger, including in respect of, among other things, undertakings to proceed with the steps required to give effect to the Demerger, allocation of risk and responsibility for certain liabilities between the Unilever Group and the Group and dealing with separation issues between the Group and the Unilever Group.
Conditions to completion of the Demerger
Completion of the Demerger is conditional on the satisfaction of conditions precedent contained in the Demerger Agreement. As at the date of this registration statement, the only material conditions that remain outstanding are:
•
the registration statement being declared effective by the SEC; and

•
the approval of the Demerger Dividend and associated corporate steps by the Unilever Board (and such approval not having been revoked);

•
the Sponsors’ Agreement not having been terminated in accordance with its terms;

•
the receipt of regulatory approvals in relation to Admission; and

•
the approval of the admission of the Shares to listing and trading on the NYSE.

None of these conditions is capable of being waived unilaterally by any party to the Demerger Agreement.
Allocation of liabilities
The Demerger Agreement will establish a regime to govern the allocation of claims, losses and liabilities relating to the Ice Cream Business and the Unilever Group. Following the Demerger and subject to certain exceptions:
•
any claim, loss or liability incurred in relation to or in connection with the Ice Cream Business (whenever arising) shall be allocated to the Group; and

•
any claim, loss or liability principally relating to the retained businesses of the Unilever Group (whenever arising) shall be allocated to the Unilever Group.

The Demerger Agreement will contain indemnities, cross-indemnities and releases (and undertakings to provide the same) which give effect to the liability allocation regime described above.
Other matters
The Demerger Agreement will also include provisions relating to: (i) arrangements made for employees transferring from the Unilever Group to the Group; (ii) the non-solicit undertakings the Unilever Group will provide to the Group (and vice versa); (iii) the non-compete undertakings that the Unilever Group will provide to the Group; (iv) the insurance arrangements between Unilever and the Group; (v) the conduct of certain third-party claims commenced against members of the Group or the Unilever Group; and (vi) the sharing of information to permit the Unilever Group and the Group to comply with their respective financial or tax reporting obligations.
Tax Matters Agreement
The Company and Unilever expect to enter into a tax matters agreement on 1 October 2025 (the “Tax Matters Agreement”) to govern how certain tax matters related to the Demerger and Reorganisation should be dealt with as between the Group and the Unilever Group following completion of the Demerger. The Tax Matters Agreement is expected to include provisions in respect of, amongst other things: (i) the allocation of certain tax liabilities between the Unilever Group and the Group; (ii) ensuring that the expected tax treatment of the Demerger and certain US steps involved in the Reorganisation is maintained; and (iii) other more administrative tax matters (such as tax filings, the maintenance of tax records and the conduct of tax claims).
Allocation of tax liabilities
Subject to limited exceptions, the Tax Matters Agreement will allocate tax liabilities between the Group and the Unilever Group in line with how those tax liabilities are provided for in the Combined Carve-Out Financial

Statements and Condensed Combined Carve-Out Financial Statements; tax liabilities will be generally allocated to the Group to the extent they are provided for in the Combined Carve-Out Financial Statements.
Under the Tax Matters Agreement, tax liabilities which are unexpected (i.e., broadly, they are not provided for in the Combined Carve-Out Financial Statements and Condensed Combined Carve-Out Financial Statements or in the Unilever Group accounts), will be allocated to the Group if they arise in relation to or in connection with the Ice Cream Business.
The Tax Matters Agreement will include cross-indemnities between the Company and Unilever in respect of tax liabilities to ensure that the allocation set out above is achieved.
Restrictions on the Company and indemnity obligations
Certain aspects of the United Kingdom tax treatment of the Demerger (as set out in “Item 10. Additional Information — 10.E. Taxation — United Kingdom Taxation”), may cease to apply if a chargeable payment (as defined in Sections 1088 and 1089 of the Corporation Tax Act 2010) is made by a member of the Unilever Group or the Group within five years of the Demerger. The Tax Matters Agreement will contain: (i) undertakings from Unilever and the Company to ensure that their respective groups do not make such chargeable payments; and (ii) an indemnity in favour of each of Unilever and the Company for any loss arising to their group as a result of the other party failing to comply with the aforementioned undertaking.
Similarly, in the Tax Matters Agreement, the Company has agreed not to take certain actions that could cause the Demerger or certain US steps of the Reorganisation to fail to qualify for tax-free treatment for US federal income tax purposes. Under the Tax Matters Agreement, the Company will be restricted from engaging in certain acquisition, merger, liquidation, sale, and stock redemption transactions during the two-year period following the completion of the Demerger, unless (i) the Company obtains a tax opinion from a qualified adviser (or a ruling from the IRS) that such action will not affect the tax-free treatment of the Demerger or the internal restructuring or (ii) the Company and Unilever agree otherwise. Moreover, the Company has generally agreed under the Tax Matters Agreement to indemnify Unilever for taxes and related losses it suffers as a result of the Demerger or certain US steps of the Reorganisation failing to qualify as tax-free transactions for US federal income tax purposes if the taxes and related losses are attributable to actions taken (or the failure to take certain actions) by the Group that would (a) be inconsistent with or cause to be untrue any statement, information, covenant, or representation in the IRS ruling request, the Tax Opinion and any other related materials, or (b) result in the direct or indirect acquisitions of shares or assets of the Group (regardless of whether the Company consents to such acquisitions).
Term Loan Facilities Agreement
See “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Term loan facilities”.
Revolving Credit Facility Agreement
See “Item 5. Operating and Financial Review — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Revolving credit facility”.
10.D.   EXCHANGE CONTROLS
Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations in force restricting the import or export of capital or restricting the remittance of dividends or other payments to holders of the Company’s shares who are non-residents of the Netherlands. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the Netherlands under Dutch law or the Articles of Association on the right to be a holder of, and to vote in respect of, the Shares.
10.E.   TAXATION
The following is a summary of certain Dutch, United Kingdom and United States tax consequences of the receipt of the Demerger Dividend and the holding and disposal of Shares. This summary does not constitute tax advice, is intended as general information only and does not provide an exhaustive overview of all Dutch, United Kingdom and United States tax consequences that may be relevant for Shareholders.
This summary is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as at the date of this registration statement, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.
THE TAX LEGISLATION OF THE COUNTRY OF CITIZENSHIP, DOMICILE OR RESIDENCY OF A SHAREHOLDER MAY ALSO IMPACT THE TAX CONSEQUENCES OF THE RECEIPT OF THE DEMERGER DIVIDEND AND THE HOLDING AND DISPOSAL OF SHARES. SHAREHOLDERS WHO ARE IN ANY DOUBT AS TO THEIR TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE NETHERLANDS, THE UNITED KINGDOM OR THE UNITED STATES ARE STRONGLY RECOMMENDED TO CONSULT THEIR OWN PROFESSIONAL ADVISERS.
References in this section to “Shareholders” are to be read as, in respect of Unilever Shares, references to Unilever Shareholders and, in respect of Shares, references to Shareholders of the Company. References to Unilever Shares in this section refer also to Unilever ADSs and references to Shareholders are to be read as in respect of Unilever ADSs, references to Unilever ADS Holders.
Dutch Taxation
Dutch Dividend Withholding Tax
Subject to any available reduction or exemption, the Company will be required to withhold Dutch dividend withholding tax at a rate of 15 per cent. (“DWT”) in respect of dividends paid on the Shares.
However, the Dutch tax authorities have confirmed that the Company has the ability to make payments to Shareholders in lieu of regular dividends that will not be subject to DWT by making repayments of fiscally recognised paid-up capital following a reduction in the nominal value per Share and certain other steps (“In Lieu Payments”). This would require a resolution of the General Meeting of the Company, the reflection of the reduction in nominal value of the Shares in the Articles of Association and a two-month creditor opposition period to pass without opposition.
The aggregate amount of In Lieu Payments that the Company could make free of DWT in this way will be determined principally by the steps to implement the Demerger. The Demerger is expected to result in sufficient fiscally recognised paid-up capital for DWT purposes at the level of the Company for at least five years of In Lieu Payments. For further information on the Company’s dividend policy, see “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividends”. If all of the fiscally recognised paid-up capital is used to make In Lieu Payments then no further In Lieu Payments could be made.
The continued availability and suitability of such In Lieu Payments that are not subject to DWT cannot be guaranteed.
The treatment of any such In Lieu Payments for certain categories of United Kingdom Shareholders will depend on the precise Dutch corporate law mechanics used to pay them, which may change from time to time. See further “— United Kingdom Taxation — Holding and Disposal of Shares — Taxation of dividends and In Lieu Payments for UK Shareholders” below.
For the purposes of Dutch tax law, a Shareholder may include an individual or entity who does not have the legal title of these Unilever Shares or Shares, but to whom nevertheless the Unilever Shares or Shares or the income thereof is attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the Unilever Shares or Shares or the income thereof.
This summary does not address the Dutch tax consequences for:
(i)
investment institutions (fiscale beleggingsinstellingen);

(ii)
pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other Dutch tax resident entities that are not subject to or exempt from Dutch corporate income tax;

(iii)
corporate Shareholders that qualify for the participation exemption (deelnemingsvrijstelling) or would qualify for the participation exemption had the corporate Shareholders been resident in the Netherlands or that qualify for participation credit (deelnemingsverrekening). Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption or participation credit if it represents an interest of 5 per cent. or more of the nominal paid-up share capital;

(iv)
Shareholders holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Unilever or the Company and Shareholders of whom a certain related person holds a substantial interest in Unilever or the Company. Generally speaking, a substantial interest in Unilever or the Company arises if a person, alone or, where such person is an individual, together with their partner (statutorily defined term), directly or indirectly, holds or is deemed to hold: (a) an interest of 5 per cent. or more of the total issued and outstanding capital of Unilever or the Company or 5 per cent. or more of the issued and outstanding capital of a certain class of shares of Unilever or the Company; (b) rights to acquire, directly or indirectly, such interest; or (c) certain profit-sharing rights in Unilever or the Company;

(v)
a recipient of proceeds from the Unilever Shares or Shares that is related (gelieerd) to Unilever or the Company, within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021);

(vi)
persons to whom the Unilever Shares or the Shares and the income from the Unilever Shares or the Shares are attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001);

(vii)
entities which are a resident of Aruba, Curaçao or Sint Maarten that have an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba and the Unilever Shares or the Shares are attributable to such permanent establishment or permanent representative;

(viii)
Shareholders which are not considered the beneficial owner (uiteindelijk gerechtigde) of these Unilever Shares or Shares or the benefits derived from or realised in respect of these Unilever Shares or Shares; and

(ix)
individuals to whom the Unilever Shares or the Shares or the income therefrom are attributable to employment activities which are taxed as employment income in the Netherlands.

Where this summary refers to the Netherlands, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.
Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the Netherlands and Sint Maarten (Belastingregeling Nederland Sint Maarten), the Tax Regulation for the Netherlands and Curaçao (Belastingregeling Nederland Curaçao), the Tax Regulation for the Country of the Netherlands (Belastingregeling voor het land Nederland) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the Avoidance of Double Taxation.
Demerger Dividend
Dividend withholding tax
The Demerger Dividend is considered for Dutch tax purposes to be a dividend distribution by Unilever to its Shareholders. Since Unilever is a United Kingdom tax resident entity, no DWT will have to be withheld.
Corporate and individual income tax
Corporate Shareholder residents of the Netherlands
If a Shareholder is an entity and is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the Unilever Shares are attributable, the Demerger Dividend is generally taxable in the Netherlands (at up to a maximum rate of 25.8 per cent.).
In addition, such Shareholder is also taxable in the Netherlands (at up to a maximum rate of 25.8 per cent.) with respect to the net proceeds received pro rata to their fractional entitlement to Shares (such net proceeds being referred to below as “Fractional Entitlement Proceeds”), but only to the extent such net proceeds are the result of an increase in value of the Shares since the Demerger Effective Time.
Individual Shareholder residents of the Netherlands
If a Shareholder is an individual and is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch individual income tax purposes, the Demerger Dividend is taxable at progressive rates (up to a maximum rate of 49.50 per cent.) under the Dutch Income Tax Act 2001, if:
(i)
the individual is an entrepreneur (ondernemer) and has an enterprise to which the Unilever Shares are attributable or the individual has, other than as a Shareholder, a co-entitlement to the net worth of an enterprise (medegerechtigde), to which enterprise the Unilever Shares are attributable; or

(ii)
such income or gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which includes activities with respect to the Unilever Shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

In addition, such Shareholder is also taxable in the Netherlands (at up to a maximum rate of 49.5 per cent.) with respect to any Fractional Entitlement Proceeds, but only to the extent such net proceeds are the result of an increase in value of the Shares since the Demerger Effective Time.
If neither situation (i) nor situation (ii) above applies to the Shareholder, then the Shareholder, must record the Unilever Shares as assets that are held in box 3 for Dutch individual income tax purposes. Taxable income is then determined on the basis of a certain deemed return (rendement) on the Shareholder’s yield basis (rendementsgrondslag) at the beginning of the calendar year insofar as the yield basis exceeds a certain threshold (€57,684 for an individual taxpayer and €115,368 in case of a “qualifying partner” (statutory defined term)) (heffingvrij vermogen), rather than on the basis of income actually received or gains actually realised. Such yield basis is determined as the fair market value of certain qualifying savings and investments held by the Shareholder, less the fair market value of certain qualifying debts at the beginning of the calendar year. The deemed return is determined on separate deemed return percentages for bank savings, other investments and liabilities. For the calendar year 2025, the deemed return percentage for other investments (including the Unilever Shares) is 5.88 per cent. Subject to certain anti-abuse provisions, the product of an amount equal to (a) the total deemed return divided by the yield basis and (b) the yield basis minus the threshold (heffingvrij vermogen), forms the individual’s taxable income from savings and investments. The taxable income from savings and investments so computed is taxed at the prevailing statutory rate of 36 per cent. The Demerger Dividend and Fractional Entitlement Proceeds, to the extent such net proceeds are the result of an increase in value of the Shares since the Demerger Effective Time, are then as such not taxed.
The Dutch Supreme Court has ruled that box 3 taxation as outlined above is in violation of article 1 of the first protocol to the European Convention on Human Rights (right to property) and of article 14 of the European Convention on Human Rights (prohibition of discrimination), where the deemed return is higher than the actual nominal return on the assets and liabilities, including unrealised changes in value of such assets and liabilities. In these cases, the Dutch Supreme Court has ruled that legal redress should be provided to the party concerned. The Dutch legislator has introduced new legislation to take away the violations. Shareholders that are taxed in box 3 for Dutch individual income tax purposes with respect to their Unilever Shares are recommended to consult a professional tax adviser.
Non-residents of the Netherlands
If a person is neither a resident of the Netherlands nor is deemed to be a resident of the Netherlands for Dutch corporate income tax or Dutch individual income tax purposes, such person is not liable for Dutch income tax in respect of the Demerger Dividend and Fractional Entitlement Proceeds, unless:

(i)
the person is not an individual and such person: (a) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative the Unilever Shares are attributable; or (b) is, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise the Unilever Shares are attributable.

Such income and gains in respect of the Demerger Dividend and Fractional Entitlement Proceeds, to the extent such net proceeds are the result of an increase in value of the Shares since the Demerger Effective Time, are subject to Dutch corporate income tax up to a maximum rate of 25.8 per cent.; or
(ii)
the person is an individual and such individual: (a) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Unilever Shares are attributable; or (b) realises income or gains with respect to the Unilever Shares that qualify as income from miscellaneous activities in the Netherlands which include activities with respect to the Unilever Shares that exceed regular, active portfolio management; or (c) is, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Unilever Shares are attributable.

Such income and gains in respect of the Demerger Dividend and Fractional Entitlement Proceeds, to the extent such net proceeds are the result of an increase in value of the Shares since the Demerger Effective Time, as specified under (a) and (b) by an individual are subject to individual income tax at progressive rates up to a maximum rate of 49.50 per cent. Such income and gains as specified under (c) that is not already included under (a) or (b) will be taxed on the basis of a deemed return on income from savings and investments (as described above under “— Demerger Dividend — Corporate and individual income tax  — Individual Shareholder residents of the Netherlands”).
Value added tax
No value added tax will arise in respect of the Demerger Dividend or Fractional Entitlement Proceeds.
Other taxes and duties
No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a Shareholder in respect of the Demerger Dividend or Fractional Entitlement Proceeds.
Residence
A Shareholder will not become or be deemed to become a resident of the Netherlands solely by reason of the Demerger Dividend or Fractional Entitlement Proceeds.
Holding and Disposal of Shares
Dividend withholding tax
Withholding requirement
As referred to in “— Dutch Dividend Withholding Tax” above, subject to any available reduction or exemption and subject to the availability of measures to enable In Lieu Payments to be made free of DWT, the Company will be required to withhold 15 per cent. DWT in respect of dividends paid on the Shares.
Generally, any DWT will not be borne by the Company, but will be withheld from the gross dividends paid on the Shares. In the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:
(i)
direct or indirect distributions of profit, regardless of their name or form;

(ii)
liquidation proceeds, proceeds on redemption of the Shares and, as a rule, the consideration for the repurchase of the Shares by the Company, in each case in excess of its average paid-up capital recognised for DWT purposes, unless a statutory exemption applies;

(iii)
the nominal value of Shares issued to a Shareholder or an increase of the nominal value of the Shares, insofar as the (increase in the) nominal value of the Shares is not funded out of the Company’s paid-up capital recognised for DWT purposes; and

(iv)
partial repayments of paid-up capital recognised for DWT purposes, if and to the extent that there are qualifying profits (zuivere winst), unless the General Meeting has resolved in advance to make such repayment and provided that the nominal value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term “qualifying profits” includes anticipated profits that have yet to be realised.

Corporate Shareholder residents of the Netherlands
If a Shareholder is a resident or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes, DWT which is withheld with respect to proceeds from the Shares, will generally be creditable for Dutch corporate income tax purposes. However, the credit of DWT per annum is limited to the amount of the Dutch corporate income tax due in that year. Any uncredited DWT will be carried forward without time restrictions.
Individual Shareholder residents of the Netherlands
If a Shareholder is a resident or deemed to be a resident of the Netherlands for Dutch individual income tax purposes, DWT which is withheld with respect to proceeds from the Shares will generally be creditable for Dutch individual income tax purposes or, if the DWT withheld exceeds the Dutch individual income tax due, such Shareholder is generally entitled to a refund for the excess.
Non-residents of the Netherlands
If a Shareholder is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such Shareholder is a resident for the purposes of such treaty, such Shareholder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the DWT.
A refund of the DWT is available to entities resident in another Member State of the European Union, Norway, Iceland, or Liechtenstein provided: (i) these entities are not subject to corporate income tax there; (ii) these entities would not be subject to Dutch corporate income tax, if these entities would be tax resident in the Netherlands for corporate income tax purposes; and (iii) these entities do not have a similar function as an investment institution (fiscale beleggingsinstelling) or exempt investment institution (vrijgestelde beleggingsinstelling). Furthermore, a similar refund of DWT may be available to entities resident in other countries, under the additional conditions that: (i) the Shares are considered portfolio investments for the purposes of Article 63 (taking into account Article 64) of the Treaty on the Functioning of the European Union; and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information. Alternative to a refund of the DWT, subject to further conditions an exemption at source may be available for such entities described in this subparagraph.
A (partial) refund of DWT is available to a Shareholder resident in another Member State of the European Union, Norway, Iceland or Liechtenstein provided: (i) this Shareholder is not subject to Dutch individual income tax or Dutch corporate income tax with respect to the income from the Shares; (ii) such DWT is higher than the Dutch individual income tax or Dutch corporate income tax would have been had this Shareholder been tax resident in the Netherlands, after taking into account a possible refund based on the Dutch Dividend Withholding Tax Act 1965 or a refund based on a treaty for the avoidance of double taxation with respect to taxes on income; (iii) no credit based on a treaty for the avoidance of double taxation with respect to taxes on income is granted in the state in which the Shareholder is tax resident, for the full amount of DWT withheld; and (iv) this Shareholder does not have a similar function as an investment institution or exempt investment institution. Furthermore, a similar refund of DWT may be available to a Shareholder resident in another country, under the additional conditions that: (i) the Shares are considered portfolio investments for purposes of Article 63 (taking into account Article 64) of the Treaty on the Functioning of the European Union; and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information.
UK residents
A Shareholder who is resident in the United Kingdom and is entitled to the benefits of the UK-NL Treaty will be entitled to an exemption of the DWT under Article 10, paragraph 2, sub-paragraph b under (ii) or (iii) if the Shareholder is a pension scheme as described in Article III of the UK-NL Protocol, or an exempt organisation as described in Article 4, paragraph 2, sub-paragraph b of the UK-NL Treaty, and meets the criteria set out therein.
US residents
A Shareholder who is resident in the United States and is entitled to the benefits of the US-NL Treaty will be entitled to an exemption or refund of the DWT if the Shareholder is an exempt pension trust as described in Article 35 of the US-NL Treaty, or an exempt organisation as described in Article 36 of the US-NL Treaty and meets the criteria set out therein.
Beneficial owner
A recipient of proceeds from the Shares will not be entitled to any exemption, reduction, refund or credit of DWT if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:
(i)
that the proceeds have in whole or in part accumulated, directly or indirectly, to an individual or legal entity that would:

(a)
as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend withholding tax; or

(b)
in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction, refund or credit of dividend withholding tax; and

(ii)
that such individual or legal entity has, directly or indirectly, retained or acquired an interest in Shares, profit-sharing certificates or loans as described in article 10, paragraph 1, subparagraph d of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969), comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

Corporate and individual income tax
Corporate Shareholder residents of the Netherlands
If a Shareholder is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the Shares are attributable, income, including In Lieu Payments, derived from the Shares and gains realised upon the disposal of the Shares are generally taxable in the Netherlands (at up to a maximum rate of 25.8 per cent.).
Individual Shareholder residents of the Netherlands
If a Shareholder is an individual and is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch individual income tax purposes, income, including In Lieu Payments, derived from the Shares and gains realised upon the disposal of the Shares are taxable at progressive rates (up to a maximum rate of 49.50 per cent.) under the Dutch Income Tax Act 2001, if:

(i)
the individual is an entrepreneur and has an enterprise to which the Shares are attributable or the individual has, other than as a Shareholder, a co-entitlement to the net worth of an enterprise, to which enterprise the Shares are attributable; or

(ii)
such income, including In Lieu Payments, or gains qualify as income from miscellaneous activities, which includes activities with respect to the Shares that exceed regular, active portfolio management.

If neither situation (i) nor situation (ii) applies to the Shareholder, then the Shareholder, must record the Shares as assets that are held in box 3 for Dutch individual income tax purposes. Taxable income with regard to the Shares is then determined on the basis of a certain deemed return on the Shareholder’s yield basis at the beginning of the calendar year insofar as the yield basis exceeds a certain threshold (€57,684 for an individual taxpayer and €115,368 in case of a “qualifying partner” (statutory defined term)), rather than on the basis of income, including In Lieu Payments, actually received or gains actually realised. Such yield basis is determined as the fair market value of certain qualifying savings and investments held by the Shareholder, less the fair market value of certain qualifying debts at the beginning of the calendar year. The deemed return is determined on separate deemed return percentages for bank savings, other investments and liabilities. For the calendar year 2025, the deemed return percentage for other investments (including the Shares) is 5.88 per cent. Subject to certain anti-abuse provisions, the product of an amount equal to (a) the total deemed return divided by the yield basis and (b) the yield basis minus the threshold, forms the individual’s taxable income from savings and investments. The taxable income from savings and investments so computed is taxed at the prevailing statutory rate of 36 per cent.
The Dutch Supreme Court has ruled that box 3 taxation as outlined above is in violation of article 1 of the first protocol to the European Convention on Human Rights (right to property) and of article 14 of the European Convention on Human Rights (prohibition of discrimination), where the deemed return is higher than the actual nominal return on the assets and liabilities, including unrealised changes in value of such assets and liabilities. In these cases, the Dutch Supreme Court has ruled that legal redress should be provided to the party concerned. The Dutch legislator has introduced new legislation to take away the violations. Shareholders that are taxed in box 3 for Dutch individual income tax purposes with respect to their Shares are recommended to consult a professional tax adviser.
Non-residents of the Netherlands
If a person is neither a resident of the Netherlands nor is deemed to be a resident of the Netherlands for Dutch corporate income tax or Dutch individual income tax purposes, such person is not liable for Dutch income tax in respect of income derived from the Shares and gains realised upon the disposal of the Shares, unless:
(i)
the person is not an individual and such person: (a) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative the Shares are attributable; or (b) is, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

Such income, including In Lieu Payments, and gains are subject to Dutch corporate income tax up to a maximum rate of 25.8 per cent.; or
(ii)
the person is an individual and such individual: (a) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable; or (b) realises income, including In Lieu Payments, or gains with respect to the Shares that qualify as income from miscellaneous activities in the Netherlands which include activities with respect to the Shares that exceed regular, active portfolio management; or (c) is, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

Such income, including In Lieu Payments, and gains as specified under (a) and (b) by an individual are subject to individual income tax at progressive rates up to a maximum rate of 49.50 per cent. Such income, including In Lieu Payments, and gains as specified under (c) that is not already included under (a) or (b) will be taxed on the basis of a deemed return on income from savings and investments (as described under “— Holding and Disposal of Shares — Corporate and individual income tax — Individual Shareholder residents of the Netherlands”).
Gift and inheritance tax
Dutch gift or inheritance taxes will not be levied on the occasion of the transfer of the Shares by way of gift by, or on the death of, a Shareholder, unless:
(i)
the Shareholder is, or is deemed to be, resident in the Netherlands for the purpose of the relevant provisions; or

(ii)
the transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions.

Value added tax
No value added tax will arise in respect of a cash payment made under the Shares, or in respect of a transfer of Shares.
Other taxes and duties
No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a Shareholder in respect of or in connection with the transfer of the Shares.
Residence
A Shareholder will not become or be deemed to become a resident of the Netherlands solely by reason of holding these Shares.
United Kingdom Taxation
The comments set out below are based on current United Kingdom tax law as applied in England and Wales and His Majesty’s Revenue and Customs (“HMRC”) practice (which may not be binding on HMRC), in each case as in force as at the date of this registration statement, and both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply (except where stated otherwise) only to Shareholders: (i) resident for tax purposes in the United Kingdom (and, in the case of individuals, only to those Shareholders who are not eligible for and claiming relief from the United Kingdom taxation of foreign income and gains under the rules in Chapter 1, Part 2 of the Finance Act 2025 and to whom “split year” treatment does not apply); (ii) who hold their Shares and Unilever Shares as an investment (other than in an individual savings account or pension arrangement) and (iii) who are, or are treated as, the absolute beneficial owners of both their Unilever Shares and their Shares and any dividends paid on them (“UK Shareholders”). The discussion further assumes that a Unilever ADS Holder is the absolute beneficial owner of the underlying Unilever Shares.
The Directors intend to conduct the affairs of the Company so that it is resident in the Netherlands and not in the United Kingdom for tax purposes. The remainder of this Section is written on the basis that the Company is and remains so resident in the Netherlands.
The discussion does not address all possible tax consequences relating to an investment in the Shares. Certain categories of Shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs or exemptions, those connected with Unilever, the Company or their respective groups and those for whom the Shares or the Unilever Shares are employment-related securities, may be subject to special rules and this summary does not apply to such Shareholders.

Demerger Dividend
Tax on income
Unilever has received clearance from HMRC under Section 1091 of the Corporation Tax Act 2010 confirming that the Demerger Dividend will qualify as an “exempt distribution” for the purposes of Section 1075 of the Corporation Tax Act 2010.
As a result, a UK Shareholder should not incur any liability to income tax or corporation tax on income (as applicable) in respect of the receipt of their Shares under the Demerger.
Chargeable gains
UK Shareholders who do not hold (either alone or together with persons connected to them) more than 5 per cent. of, or of any class of, the Unilever Shares should not be treated, by virtue of the receipt of Shares under the Demerger, as making a disposal or part disposal of their Unilever Shares for the purposes of taxation of chargeable gains.
The Shares distributed to UK Shareholders pursuant to the Demerger should be treated as the same asset, and having been acquired at the same time, as the Unilever Shares already held by the UK Shareholders. The aggregate base cost of the Unilever Shares and the Shares immediately after the Demerger should be the same as the base cost of the Unilever Shares immediately before the Demerger. Such base cost should be apportioned between the Unilever Shares and the Shares by reference to their respective market values on the first day on which the market values or prices are quoted or published for such shares.
Any UK Shareholder who holds (either alone or together with persons connected to them) more than 5 per cent. of, or of any class of, the Unilever Shares will only be eligible for the treatment described in the preceding paragraph if the Demerger is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is the avoidance of liability to capital gains tax or corporation tax. Such UK Shareholders are advised that clearance has been obtained from HMRC under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Demerger that HMRC are satisfied that the Demerger will be effected for bona fide commercial reasons and will not form part of such a scheme or arrangements. As a result, any such UK Shareholder should be treated in the manner described in the preceding paragraph.
To the extent that a UK Shareholder receives cash under the Demerger by virtue of a sale of any Shares to which the UK Shareholder has a fractional entitlement, the amount of any cash proceeds should not exceed the value of a single Share. Although the position is not free from doubt, it is expected that in practice the UK Shareholder should not normally be treated as making a part disposal of their holding of Unilever Shares (or Shares) and the proceeds should instead be deducted from the base cost of the UK Shareholder’s new holdings (comprising their Unilever Shares and any Shares). Alternatively, or if the proceeds exceed that base cost, it is expected that the UK Shareholder will be treated as disposing of their fractional entitlement and may be subject to tax in respect of any chargeable gain thereby realised.
Stamp duty and stamp duty reserve tax (“SDRT”)
The following statement about United Kingdom stamp duty and SDRT applies regardless of whether or not a Shareholder is resident in the United Kingdom, or elsewhere and is intended as a guide only to the general United Kingdom stamp duty and SDRT position.
No United Kingdom stamp duty or SDRT should be payable by Shareholders in respect of the distribution of the Shares to them pursuant to the Demerger Dividend.
Holding and Disposal of Shares
United Kingdom dividend withholding tax
The Company will not be required to withhold amounts on account of United Kingdom tax at source when paying a dividend (whether the payment is made to a UK Shareholder, or a non-United Kingdom resident Shareholder).

Taxation of dividends and In Lieu Payments for UK Shareholders
The treatment of In Lieu Payments for UK Shareholders, and in particular whether they are treated as income distributions or capital distributions, will depend on the precise corporate legal mechanics used to pay them which may change from time to time.
Individual UK Shareholders — dividend payments and In Lieu Payments treated as income distributions
The first £500 (the “Dividend Allowance”) of the total amount of dividend income (including any dividends and In Lieu Payments treated as income distributions received from the Company) received by an individual UK Shareholder in tax year 2025 – 2026 will be taxed at a nil rate (and so no United Kingdom income tax will be payable in respect of such amounts).
If an individual UK Shareholder’s total dividend income for a tax year exceeds the Dividend Allowance (such excess being referred to as the “Taxable Excess”), then the Taxable Excess will be subject to United Kingdom income tax depending on the tax rate band or bands within which it falls. This United Kingdom tax treatment also applies to any individual UK Shareholder treated as a Scottish taxpayer (on the basis that Scottish income tax, and the corresponding tax rates and bands in Scotland, are only applicable to non-savings income and non-dividend income). The relevant United Kingdom income tax rate band is determined by reference to the individual UK Shareholder’s total income charged to either United Kingdom or Scottish income tax (including the dividend income charged at a nil rate by virtue of the Dividend Allowance) less relevant reliefs and allowances (including the UK Shareholder’s personal allowance). The Taxable Excess is, in effect, treated as the top slice of any resulting taxable income and for the 2025 – 2026 tax year:
(i)
to the extent that the Taxable Excess falls below the basic rate limit, the UK Shareholder will be subject to United Kingdom income tax on it at the dividend basic rate of 8.75 per cent.

(ii)
to the extent that the Taxable Excess falls above the basic rate limit but below the higher rate limit, the UK Shareholder will be subject to United Kingdom income tax on it at the dividend upper rate of 33.75 per cent.; and

(iii)
to the extent that the Taxable Excess falls above the higher rate limit, the UK Shareholder will be subject to United Kingdom income tax on it at the dividend additional rate of 39.35 per cent.

Provided that the necessary conditions are met (and required administrative procedures are completed), the rate of DWT applicable to dividends paid by the Company to individual UK Shareholders may be reduced from 15 per cent. to 10 per cent. under the UK-NL Treaty. Whether or not the UK-NL Treaty will apply will depend on the individual circumstances of each UK Shareholder and each UK Shareholder should seek their own advice before relying on the UK-NL Treaty. DWT withheld from the payment of a dividend may, depending on the circumstances, be available as a credit against the income tax payable by an individual UK Shareholder in respect of the dividends. As referred to above in “— Dutch Taxation — Dutch Dividend Withholding Tax”, there is not expected to be any DWT on In Lieu Payments.
Individual UK Shareholders — In Lieu Payments treated as capital distributions
Subject to the paragraph below, a distribution that constitutes a capital distribution will result in an individual UK Shareholder being treated as making a part disposal of their holding of the Shares in consideration for the capital distribution, being the value of the cash received. This may, depending on the relevant UK Shareholder’s individual circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to United Kingdom capital gains tax.
Capital distributions received by an individual UK Shareholder from the Company should not, however, be considered to involve a part disposal of their holding of the Shares if (i) the amount of any such distribution received is “small” in comparison to the value of the relevant UK Shareholder’s Shares and (ii) the relevant Shareholder’s base cost in their holding of the Shares is not less than the value of the distribution received. Instead, the amount of the distribution received should be deducted from the base cost in the UK Shareholder’s Shares. Whether or not a distribution is “small” is a question of fact and degree, however, under current HMRC practice, where the distribution received is £3,000 or less or (if greater) 5 per cent. or less of the market value of a UK Shareholder’s holding of the Shares at the date of the distribution, such value will generally be treated as “small” for these purposes.
In the case of an individual UK Shareholder whose base cost in their holding of the Shares is less than the value of the distribution received (or is nil), the distribution will be a part disposal of the relevant UK Shareholder’s holding of the Shares. In calculating any chargeable gain (or allowable loss), the relevant Shareholder may elect for the amount of the capital distribution to be reduced by the amount of their base cost (if any) in their holding of the Shares, in which case none of the base cost would be allowable as a deduction in calculating the chargeable gain (or allowable loss) on the capital distribution or on any subsequent occasion.
Corporate UK Shareholders — dividend payments and In Lieu Payments treated as income distributions
It would normally be expected that dividends or In Lieu Payments treated as income distributions paid by the Company to corporate UK Shareholders would generally fall within an exempt class of distribution, although each UK Shareholder’s position will depend on its own individual circumstances. If the dividends or In Lieu Payments paid by the Company do fall within an exempt class and certain other conditions are met, (subject to special rules for Shareholders that are small companies), UK Shareholders who are within the charge to United Kingdom corporation tax will not be subject to corporation tax on the receipt of such dividends or In Lieu Payments from the Company. Otherwise, UK Shareholders who are within the charge to United Kingdom corporation tax in respect of shares in the Company will be subject to corporation tax on the gross amount of any dividends or In Lieu Payments treated as income distributions paid by the Company, subject to any applicable credit for DWT.
Provided that the necessary conditions are met (and required administrative procedures are completed), the rate of DWT applicable to dividends paid by the Company to corporate UK Shareholders may be reduced from 15 per cent. to 10 per cent. under the UK-NL Treaty. Whether or not the UK-NL Treaty will apply, will depend on the individual circumstances of each UK Shareholder and each UK Shareholder should take their own advice before relying on the UK-NL Treaty. DWT withheld from the payment of a dividend may be available as a credit against the corporation tax payable by a corporate UK Shareholder in respect of the dividends. As referred to above in “— Dutch Taxation — Dutch Dividend Withholding Tax”, there is not expected to be any DWT on In Lieu Payments.
Corporate UK Shareholders — In Lieu Payments treated as capital distributions
Except as described below in relation to “small” distributions, a distribution that constitutes a capital distribution will generally result in the UK Shareholders who are within the charge to United Kingdom corporation tax being treated as making a part disposal of their holding of the Shares in consideration for the capital distribution, being the value of the cash received. This may, depending on the relevant UK Shareholder’s circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to United Kingdom corporation tax on chargeable gains.
Capital distributions received by a corporate UK Shareholder from the Company should not, however, be considered to involve a part disposal of their holding of the Shares if (i) the amount of any such distribution received is “small” in comparison to the value of the relevant UK Shareholder’s Shares and (ii) the relevant UK Shareholder’s base cost in their holding of the Shares is not less than the value of the distribution received. Instead, the amount of the distribution received should be deducted from the base cost in the UK Shareholder’s Shares. Whether or not a distribution is “small” is a question of fact and degree, however, under current HMRC practice, where the distribution received is £3,000 or less or (if greater) 5 per cent. or less of the market value of a UK Shareholder’s holding of the Shares at the date of the distribution, such value will generally be treated as “small” for these purposes.
In the case of a corporate UK Shareholder whose base cost in their holding of the Shares is less than the value of the distribution received (or is nil), the distribution will be a part disposal of the relevant UK Shareholder’s holding of the Shares. In calculating any chargeable gain (or allowable loss), the relevant UK Shareholder may elect for the amount of the capital distribution to be reduced by the amount of their base cost (if any) in their holding of the Shares, in which case none of the base cost would be allowable as a deduction in calculating the chargeable gain (or allowable loss) on the capital distribution or on any subsequent occasion.

Chargeable Payments Legislation
As referred to above in “— Demerger Dividend — Tax on income”, Unilever has received clearance from HMRC under Section 1091 of the Corporation Tax Act 2010 confirming that the Demerger Dividend will qualify as an “exempt distribution” for the purposes of Section 1075 of the Corporation Tax Act 2010. Where, within a period of five years after a demerger which qualifies as an “exempt distribution”, a company involved in the demerger (which would include the Company) makes a payment which constitutes a “chargeable payment” within the meaning of Section 1088 of the Corporation Tax Act 2010, special rules would apply to that payment. A “chargeable payment” would include a payment by the Company to its Shareholders which is not a dividend or other income distribution or an exempt distribution in circumstances where the payment is not made for genuine commercial reasons or forms part of a scheme to avoid United Kingdom tax. The consequences of a payment being a chargeable payment include that it would be taxable as income in the hands of UK Shareholders and the Company would in certain circumstances have an obligation to withhold amounts on account of United Kingdom income tax at source when making the payment.
Clearance has been received from HMRC under Section 1092 of the Corporation Tax Act 2010 confirming that they are satisfied that any In Lieu Payments will be made for genuine commercial reasons and will not form part of a scheme to avoid United Kingdom tax, even if those payments would otherwise be taxable in the hands of UK Shareholders as capital distributions and not as income distributions. This clearance was obtained on the basis of various expected facts and circumstances, assumptions and statements contained in the clearance application, including the expected Dutch company law mechanics of the payments. In the event of any relevant change in facts and circumstances prior to the making of an In Lieu Payment, the Company intends to seek a further clearance if it considers it appropriate.
Taxation of chargeable gains on future disposals of Shares
A disposal of the Shares by a UK Shareholder may, depending on their circumstances (including the availability of exemptions or reliefs), give rise to a chargeable gain (or allowable loss).
Individual UK Shareholders
For individual UK Shareholders who make a chargeable gain, capital gains tax is charged at a rate of 18 per cent. or 24 per cent. depending on the individual UK Shareholder’s total taxable gains and income in a given year. However, each individual has an annual exemption (£3,000 for the tax year 2025 – 2026) such that capital gains tax is only chargeable on gains arising from all sources during the tax year in excess of that figure.
Corporate UK Shareholders
For UK Shareholders within the charge to United Kingdom corporation tax who make a chargeable gain, corporation tax is charged on chargeable gains at the rate of corporation tax applicable to that UK Shareholder (the main rate of corporation tax for the tax year 2025 – 2026 is 25 per cent.).
Stamp duty and stamp duty reserve tax on future dealings in Shares and DIs
The following statements about United Kingdom stamp duty and SDRT apply regardless of whether or not a Shareholder is resident in the United Kingdom, or elsewhere, and are intended as a guide only to the general United Kingdom stamp duty and SDRT position.
No United Kingdom stamp duty should be required to be paid on the transfer of Shares held in certificated form provided that any instrument of transfer is not executed in the United Kingdom and is retained outside the United Kingdom and provided that such transfer does not relate to any property situated, or to any matter or thing done or to be done, in the United Kingdom.
No United Kingdom SDRT should be payable on an agreement to transfer Shares (excluding for these purposes DIs) provided certain conditions are met, in particular, the Shares must not be registered in any register kept in the United Kingdom.
No United Kingdom SDRT should be payable on a transfer of DIs held in CREST provided certain conditions are met which, as at the date of this registration statement, the Company considers to be the case.

Gift and inheritance tax
The statements below address the position for both Shareholders who are long term United Kingdom residents as defined in sections 6A and 6B of the Inheritance Tax Act 1984 (“Long Term United Kingdom Residents”) and who are not Long Term United Kingdom Residents.
Shares (for the avoidance of doubt, not including DIs) will be assets situated outside the United Kingdom for the purposes of United Kingdom inheritance tax provided that such Shares are not registered in any register kept in the United Kingdom. Where a Shareholder is not a Long Term United Kingdom Resident, neither a gift of such Shares by such Shareholder nor the death of such Shareholder will give rise to a liability to United Kingdom inheritance tax. A gift of such assets by, or the death of, an individual Shareholder of such assets who is a Long Term United Kingdom Resident may (subject to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax.
HMRC may argue that DIs which are registered on a register in the United Kingdom but which relate to Shares which are registered on a register outside the United Kingdom are assets situated in the United Kingdom for the purposes of United Kingdom inheritance tax. Holders to whom this may be relevant should consult an appropriate professional adviser.
If the DIs are situated in the United Kingdom, a gift of DIs by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax, even if the holder is not a Long Term United Kingdom Resident.
Generally, United Kingdom inheritance tax is not chargeable on gifts to individuals if the transfer is made more than seven complete years prior to the death of the donor. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold Shares or DIs which may bring them within the charge to inheritance tax. Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Shares or DIs through such a company or trust arrangement. They should also seek professional advice in a situation where there is potential for a double charge to United Kingdom inheritance tax and an equivalent tax in another country or if they are in any doubt about their United Kingdom inheritance tax position.
Certain US Federal Income Tax Considerations
The following is a summary of certain US federal income tax consequences of the receipt of Shares pursuant to the Demerger, as well as the ownership and disposition of Shares by a US Shareholder (as defined below). This summary deals only with US Shareholders that hold Unilever Shares and will hold the Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the receipt, ownership or disposition of Shares by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-US or other tax laws (such as estate or gift tax laws). This summary also does not address tax considerations applicable to investors that own (directly, indirectly or by attribution) 10 per cent. or more of the equity interests of Unilever or the Company by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under US federal income tax laws (such as financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors holding Unilever Shares or that will hold the Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes, persons that have ceased to be US citizens or lawful permanent residents of the United States, investors holding the Shares in connection with a trade or business conducted outside the United States, US citizens or lawful permanent residents living abroad or investors whose functional currency is not the US dollar).
For US federal income tax purposes, US holders of Unilever ADSs will generally be treated as the owner of the Unilever Shares that are represented by the Unilever ADSs, and references herein to Unilever Shares also refer to Unilever ADSs representing Unilever Shares.
As used herein, the term “US Shareholder” means a beneficial owner of Shares that is, for US federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organised under the laws of the United States, or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.
The US federal income tax treatment of a partner in an entity or arrangement treated as a partnership for US federal income tax purposes that holds Unilever Shares or Shares will depend on the status of the partner and the activities of the partnership. Entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of participating in the Demerger and the receipt, ownership and disposition of Shares by the partnership.
The Company does not expect to be a passive foreign investment company (a “PFIC”) for its current taxable year or in the foreseeable future. However, the Company’s possible status as a PFIC must be determined annually following the close of each taxable year and therefore may be subject to change. If the Company were to be treated as a PFIC, US Shareholders would be required: (i) to pay a special US addition to tax on certain distributions and gains on sale; and (ii) to pay tax on any gain from the sale of Shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by the Company would not be eligible for the reduced rate of tax described below under “— Holding and Disposal of Shares — Distributions” and additional reporting requirements could apply. The remainder of this discussion assumes that the Company is not a PFIC for US federal income tax purposes. Prospective purchasers should consult their own tax advisers regarding the potential application of the PFIC regime.
This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed US Treasury regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. Other than as described below, no rulings have been requested from the IRS and there can be no guarantee that the IRS would not challenge, possibly successfully, the treatment described below.
Demerger
Unilever has received a private letter ruling from the IRS and has requested an opinion from its tax adviser, Linklaters LLP, to the effect that, among other things, the Demerger (including the retention of less than 20 per cent. of the Shares) will qualify as a transaction that is tax-free for US federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The private letter ruling is, and the opinion of Linklaters LLP (the “Tax Opinion”) will be, based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Unilever and the Company (including those relating to the past and future conduct of Unilever and the Company). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Unilever or the Company breach any of their respective representations or covenants contained in any of the Demerger-related agreements and documents or in any documents relating to the private letter ruling and/or the Tax Opinion, such private letter ruling and/or the Tax Opinion may be invalid and the conclusions reached therein could be jeopardised. The Tax Opinion will rely on the private letter ruling as to matters covered by the ruling.
If the Demerger qualifies as a transaction that is tax-free for US federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, as the Company expects, for US federal income tax purposes:
•
no gain or loss will be recognised by, or be includible in the income of, a US Shareholder upon the receipt of Shares as a result of the Demerger (except with respect to any cash received in respect of fractional entitlements to Shares);

•
the aggregate tax basis of the Unilever Shares and the Shares held by each US Shareholder immediately after the Demerger (including any fractional entitlement to Shares to which US Shareholders may be entitled) will be the same as the aggregate tax basis of the Unilever Shares held by the US Shareholder immediately before the Demerger, allocated between the Unilever Shares and the Shares in proportion to their relative fair market values on the date of the Demerger; and

•
the holding period of the Shares received by each US Shareholder will include the holding period of their Unilever Shares.

US Shareholders that have acquired different blocks of Unilever Shares at different times or at different prices are urged to consult their tax advisers regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, the Shares distributed with respect to such blocks of Unilever Shares.
A US Shareholder that receives cash in respect of a fractional entitlement to a Share as a result of the Demerger will be treated as if the US Shareholder first received a distribution of the fractional entitlement to the Share in the Demerger and then sold it for the amount of cash actually received. Such US Shareholder will generally recognise capital gain or loss equal to the difference between the US dollar value of the amount received for the fractional entitlement and the US Shareholder’s tax basis in the fractional entitlement, as determined above. Any gain or loss generally should be treated as arising from US sources. The gain or loss will be long-term capital gain or loss if the US Shareholder’s holding period in the Unilever Shares exceeds one year. Long-term capital gains of non-corporate US Shareholders are subject to preferential tax rates. Deductions for capital loss are subject to significant limitations.
Notwithstanding Unilever’s receipt of the IRS private letter ruling and the Tax Opinion, the IRS could determine that the Demerger should be treated as a taxable transaction for US federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter ruling or the Tax Opinion was based are inaccurate or have not been complied with. In addition, the IRS private letter ruling does not address all of the issues that are relevant in determining whether the Demerger qualifies as a transaction that is generally tax-free for US federal income tax purposes. The Tax Opinion will not be binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the Tax Opinion. Accordingly, notwithstanding Unilever’s receipt of the IRS private letter ruling and the Tax Opinion, there can be no assurance that the IRS will not assert that the Demerger does not qualify for tax-free treatment for US federal income tax purposes, or that a court would not sustain such a challenge.
If the Demerger were determined not to qualify for tax-free treatment, the US tax consequences described above would not apply and each US Shareholder who receives Shares (and any cash received in respect of fractional entitlements to Shares) in the Demerger would generally be treated as receiving a distribution in an amount equal to the fair market value of the Shares received (including any fractional entitlements to Shares). Such distribution would be taxable to a US Shareholder as ordinary dividend income to the extent of the current and accumulated earnings and profits of Unilever as determined for US federal income tax purposes. To the extent the amount of the aggregate distribution exceeds the current and accumulated earnings and profits of Unilever, the distribution would be treated as a non-taxable return of capital, reducing the US Shareholder’s adjusted tax basis in its Unilever Shares. To the extent the distribution in excess of earnings and profits exceeds the US Shareholder’s adjusted tax basis in its Unilever Shares, the excess would be taxed as capital gain. Unilever does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles, and a US Shareholder should therefore assume that any taxable distribution in respect of Unilever Shares would constitute ordinary income. In addition, the US Shareholder’s tax basis in the Shares would equal the fair market value of such Shares on the date of receipt, and the US Shareholder’s holding period for the Shares would begin on the day after the date of receipt.
Holding and Disposal of Shares
Distributions
Distributions (including In Lieu Payments) paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any DWT paid by the Company with respect thereto, generally will be taxable to a US Shareholder as non-US source dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Shareholder’s basis in the Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Shareholders should therefore assume that any distribution by the Company with respect to Shares will be treated as ordinary dividend income. Such dividend income will not be eligible for the dividends received deduction allowed to corporations. US Shareholders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from the Company.
Dividends paid by the Company generally will be taxable to a non-corporate US Shareholder at the special reduced rate normally applicable to long-term capital gains, provided the Company qualifies for the benefits of the US-NL Treaty, which the Company believes to be the case, and certain holding period and other requirements are met. Prospective purchasers should consult their tax advisers regarding the qualified dividend income rules.
Dividends paid in euro will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Shareholder, regardless of whether the euro are converted into US dollars at that time. If dividends received in euro are converted into US dollars at the spot rate applicable on the day they are received, the US Shareholder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.
Effect of Dutch withholding taxes
A US Shareholder may generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for DWT by the Company on payments of dividends (at a rate not exceeding any applicable treaty rate). Dividends generally will constitute “passive category income” for purposes of the foreign tax credit. The rules governing foreign tax credits are complex, and US Treasury regulations (the “Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable. The Company does not intend to determine whether such requirements will be met in case Dutch taxes are withheld (if any). However, the IRS has issued notices indicating that the US Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits are complex. US Shareholders should consult their tax advisers concerning the applicability of the foreign tax credit, deductibility and source of income rules to any DWT, including the impact of an applicable income tax treaty.
Sale or other taxable disposition
Upon a sale or other taxable disposition of Shares, a US Shareholder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other taxable disposition and the US Shareholder’s adjusted tax basis in the Shares, in each case as determined in US dollars. This capital gain or loss will be long-term capital gain or loss if the US Shareholder’s holding period in the Shares exceeds one year. Non-corporate US Shareholders are subject to tax on long-term capital gain at reduced rates. The deductibility of capital losses is subject to significant limitations. US Shareholders should consult their own tax advisers about how to account for proceeds received on the sale or other taxable disposition of Shares that are not paid in US dollars.
Any gain or loss recognised by a US Shareholder on the sale or other taxable disposition of Shares generally will be US source.
Backup withholding and information reporting
Payments of dividends on, and proceeds from the sale or other taxable disposition of, Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Shareholder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Shareholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US Shareholders are not subject to backup withholding. US Shareholders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of Shares, including reporting obligations related to the holding of certain “specified foreign financial assets”.

10.F.   DIVIDENDS AND PAYING AGENTS
The dividend paying agent for the Company’s shareholders is expected to be         . See “— Dividend Policy”.
10.G.   STATEMENTS BY EXPERTS
The Combined Carve-Out Financial Statements of the Ice Cream Business of Unilever PLC as of 31 December 2024, 2023, 2022 and 1 January 2022, and for each of the years in the three-year period ended 31 December 2024, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
10.H.   DOCUMENTS ON DISPLAY
Upon effectiveness of this registration statement, the Company will be subject to the periodic reporting and other informational requirements of the US Exchange Act. Under the US Exchange Act, the Company is required to file reports and other information with the SEC. Specifically, the Company is required to file annually a Form 20-F within 120 days of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov from which certain filings may be accessed.
As a foreign private issuer, the Company is exempt from the rules under the US Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the US Exchange Act.
The Company also maintains a website at         . The information contained on its website or available through its website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to the Company’s website in this registration statement on Form 20-F is an inactive textual reference only.
10.I.   SUBSIDIARY INFORMATION
Not applicable.
10.J.   ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
11.A.   QUANTITATIVE INFORMATION ABOUT MARKET RISK
The information set forth in “Note 14. Treasury Risk Management” of the Combined Carve-Out Financial Statements beginning on page F-61 is incorporated herein by reference.
11.B.   QUALITATIVE INFORMATION ABOUT MARKET RISK
The information set forth in “Note 14. Treasury Risk Management” to the Combined Carve-Out Financial Statements beginning on page F-61 is incorporated herein by reference.
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.   DEBT SECURITIES
Not applicable.
12.B.   WARRANTS AND RIGHTS
Not applicable.

12.C.   OTHER SECURITIES
Not applicable.
12.D.   AMERICAN DEPOSITARY SHARES
Not applicable.

Part II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.
ITEM 15.   CONTROLS AND PROCEDURES
Not applicable.
ITEM 16.   [RESERVED]
16.A.   AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
16.B.   CODE OF ETHICS
Not applicable.
16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
16.D.   EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
16.E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
16.F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
16.G.   CORPORATE GOVERNANCE
Not applicable.
16.H.   MINE SAFETY DISCLOSURE
Not applicable.
16.I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
16.J.   INSIDER TRADING POLICIES
Not applicable.
16.K.   CYBERSECURITY
Not applicable.

Part III
ITEM 17.   FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of responding to this item.
ITEM 18.   FINANCIAL STATEMENTS
See the Combined Carve-Out Financial Statements beginning on page F-2.
ITEM 19.   EXHIBITS
The following documents have been filed as exhibits to this registration statement.
Exhibit No.	Description
1.1	Form of Articles of Association
4.1	Global Transitional Services Agreement between Magnum ICC Global Services B.V. and Unilever Europe Business Center B.V., dated 15 August 2025
4.2	Demerger Agreement between the Company, Magnum Holdco and Unilever, dated 1 October 2025
4.3	Tax Matters Agreement between the Company and Unilever, dated 1 October 2025
4.4	Term Loan Facilities Agreement between Magnum ICC Finance B.V., The Magnum Ice Cream Company HoldCo Netherlands B.V. and the Arrangers, dated 28 August 2025
4.5	Revolving Credit Facility Agreement between Magnum ICC Finance B.V., The Magnum Ice Cream Company HoldCo Netherlands B.V. and the Arrangers, dated 28 August 2025
8.1	List of Subsidiaries
15.1*	Consent of KPMG LLP, independent registered public accounting firm

*
To be filed by amendment

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement on its behalf.
By:

Name:
Title:
Date:         , 2025

Condensed Combined Carve-Out Financial Statements of the Ice Cream
Business of Unilever PLC for the First Half ended 30 June 2025
Condensed Combined Carve-Out Income Statement
		First Half
	Notes	2025	2024
		(€ million) (unaudited)
Revenue		4,503	4,394
Operating Profit		569	608
Net finance costs		(10)	(10)
Pensions and similar obligations		(5)	(6)
Finance income		3	1
Finance costs		(8)	(5)
Net monetary gain arising from hyperinflationary economies		27	16
Profit before taxation		586	614
Taxation	3	(122)	(152)
Net profit		464	462
Attributable to:
Non-controlling interests		10	10
Parent investment		454	452
Operating profit includes certain indirect centrally incurred costs and general corporate expenses that have been allocated to the Ice Cream Business on the basis that it operated as part of the wider Unilever Group. These allocations have been determined on a basis that both Unilever and the Ice Cream Business consider to be a reasonable reflection of the utilisation of services provided to, or the benefit received by, the Ice Cream Business during the periods presented. The reasonable reflection is primarily based on revenues generated by the Ice Cream Business as compared to the wider Unilever Group. Had the Ice Cream Business operated independently during the periods presented, the level of costs incurred would have been different and would have been influenced by a number of factors including the chosen organization structure, the functions that are outsourced as opposed to performed by employees, and by other strategic decisions made in areas such as information technology and infrastructure.
The tax charge has been determined using an effective tax rate that is appropriate to circumstances in each individual country. The tax charges recorded in the income statement may not necessarily be representative of the charges that may arise in the future. See Note 3 — Taxation for additional detail on the tax charge computation.
The accompanying notes are an integral part of these combined carve-out financial statements.

Condensed Combined Carve-Out Statement of Comprehensive Income
		First Half
	Notes	2025	2024
		(€ million) (unaudited)
Net profit		464	462
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Remeasurement of defined benefit pension plans	3	22	41
Items that may be reclassified subsequently to profit or loss, net of tax:
(Losses)/gains on cash flow hedges	3	(48)	3
Currency retranslation (losses)/gains	3	(236)	71
Total comprehensive income		202	577
Attributable to:
Non-controlling interests		7	9
Parent investment		195	568
The accompanying notes are an integral part of these condensed combined carve-out financial statements.

Condensed Combined Carve-Out Statement of Changes in Net Parent Investment
	Other reserves	Invested capital	Net parent investment	Non-controlling interests	Total equity
	(€ million) (unaudited)
First half – 2025
1 January 2025	393	2,385	2,778	23	2,801
Profit for the period	—	454	454	10	464
Other comprehensive income, net of tax:
Remeasurement of defined benefit pension plans	22	—	22	—	22
Cash flow hedges losses	(48)	—	(48)	—	(48)
Currency retranslation losses(a)	(233)	—	(233)	(3)	(236)
Total comprehensive income	(259)	454	195	7	202
Dividends paid to Unilever	—	(10)	(10)	—	(10)
Share-based payment credit(b)	—	19	19	—	19
Dividends declared to non-controlling interests	—	—	—	(6)	(6)
Hedging gain transferred to non-financial assets	(36)	—	(36)	—	(36)
Other transactions with Unilever(c)	—	(111)	(111)	—	(111)
Transactions with owners of the non-controlling interests	—	—	—	3	3
30 June 2025	98	2,737	2,835	27	2,862
First half – 2024
1 January 2024	131	2,379	2,510	25	2,535
Profit for the period	—	452	452	10	462
Other comprehensive income, net of tax:
Remeasurement of defined benefit pension plans	41	—	41	—	41
Cash flow hedges gains	3	—	3	—	3
Currency retranslation gains/(losses)(a)	72	—	72	(1)	71
Total comprehensive income	116	452	568	9	577
Share-based payment credit(b)	—	19	19	—	19
Other transactions with Unilever(c)	—	(188)	(188)	—	(188)
Transactions with owners of the non-controlling interests	—	—	—	(8)	(8)
30 June 2024	247	2,662	2,909	26	2,935

(a)
Includes a hyperinflation adjustment in relation to Turkey for the first half of 2025 and the first half of 2024.

(b)
The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of Unilever share options and awards allocated to the Ice Cream Business.

(c)
Other transactions with Unilever reflect the fact that the Ice Cream Business does not retain cash generated from operating activities and represent the cash outflow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities.

The accompanying notes are an integral part of these condensed combined carve-out financial statements.

Condensed Combined Carve-Out Balance Sheet
	Notes	As at 30 June 2025	As at 31 December 2024	As at 30 June 2024
		(€ million) (unaudited)
Non-current assets
Goodwill		531	585	573
Intangible assets		716	793	777
Property, plant and equipment		2,258	2,355	2,258
Pension asset for funded schemes in surplus		40	—	—
Deferred tax assets		126	130	140
Other non-current assets		29	29	30
		3,700	3,892	3,778
Current assets
Inventories		1,054	920	1,050
Trade and other current receivables		1,388	635	1,394
Current tax assets		8	4	4
Cash and cash equivalents	4	49	70	39
Assets held for sale		3	—	—
		2,502	1,629	2,487
Total assets		6,202	5,521	6,265
Current liabilities
Financial liabilities	4	89	85	104
Trade payables and other current liabilities		2,535	1,818	2,478
Current tax liabilities		20	24	16
Provisions		35	102	39
Liabilities held for sale		1	—	—
		2,680	2,029	2,637
Non-current liabilities
Financial liabilities	4	260	248	257
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit		1	6	12
Unfunded schemes		87	92	94
Provisions		40	39	51
Deferred tax liabilities		262	298	267
Other non-current liabilities		10	8	12
		660	691	693
Total liabilities		3,340	2,720	3,330
Equity
Net parent investment		2,835	2,778	2,909
Non-controlling interests		27	23	26
Total equity		2,862	2,801	2,935
Total liabilities and equity		6,202	5,521	6,265
The accompanying notes are an integral part of these condensed combined carve-out financial statements.

Condensed Combined Carve-Out Cash Flow Statement
		First Half
	Notes	2025	2024
		(€ million) (unaudited)
Net profit		464	462
Taxation		122	152
Net monetary gain arising from hyperinflationary economies		(27)	(16)
Net finance costs		10	10
Operating profit		569	608
Depreciation, amortisation and impairment (direct and allocated)(a)		187	194
Changes in working capital:		(304)	(248)
Inventories		(198)	(130)
Trade and other receivables		(956)	(834)
Trade payables and other liabilities		850	716
Pensions and similar obligations less payments		(16)	(18)
Provisions less payments		(64)	(11)
Elimination of losses on disposals		8	—
Non-cash charge for share-based compensation		19	19
Other adjustments		(1)	(5)
Cash flow from operating activities		398	539
Income tax paid		(122)	(160)
Net cash flow from operating activities		276	379
Interest received(b)		3	1
Purchase of property, plant and equipment		(150)	(128)
Disposal of property, plant and equipment		17	15
Acquisition of businesses		—	(61)
Disposal of other non-current investments		1	(1)
Net cash flow used in investing activities		(129)	(174)
Dividends paid		(10)	—
Interest paid(b)		(8)	(5)
Additional financial liabilities		6	4
Capital element of lease payments		(30)	(23)
Additional related party loans with Unilever(b)		—	11
Other transactions with Unilever and owners of non-controlling interests(b)		(122)	(210)
Net cash flow used in financing activities		(164)	(223)
Net decrease in cash and cash equivalents		(17)	(18)
Cash and cash equivalents at the beginning of the period		67	50
Effect of foreign exchange rate changes		(5)	(1)
Cash and cash equivalents at the end of the period	4	45	31

(a)
Depreciation, amortisation and impairment (direct and allocated) reflects amortisation and depreciation charges relating to intangible assets, property, plant and equipment, and leased assets and liabilities included in the combined carve-out balance sheet and an allocation of amortisation and depreciation charges for those software and land and buildings used by the Ice Cream Business but not transferring as part of the Transaction.

(b)
As Unilever uses a centralised approach to cash management and financing its operations, transactions between Unilever and the Ice Cream Business are accounted for through net parent investment. Accordingly, none of the cash, cash equivalents, debt or related interest income and expense at the corporate level have been assigned to the Ice Cream Business. Cash held in newly incorporated holding companies for the sole purpose of the restructuring prior to demerger has also been excluded. Only cash, debt and related interest held by entities that only contain Ice Cream related trading activities has been assigned to these carve out accounts. The other transactions with Unilever and non-controlling interests reflect the fact that the Ice Cream Business does not retain cash generated from operating activities and represents the cash outflow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities. This balance represents Group transactions and cash pooling activities between Unilever and the combined Ice Cream Business.

The accompanying notes are an integral part of these condensed combined carve-out financial statements.

Notes to the Condensed Combined Carve-Out Financial Statements
1
Basis of preparation, accounting policies, estimates and judgements

Background
On 19 March 2024, Unilever PLC (together with its subsidiaries collectively referred to as “Unilever” or “the Unilever Group”) announced its intention to separate its Ice Cream Business in certain jurisdictions (the “Ice Cream Business”) into an independent group. On 13 February 2025, Unilever announced that such separation would take place by way of a demerger, and that the Ice Cream Business would seek listings on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. The Ice Cream Business includes brands such as Magnum, Wall’s and Ben & Jerry’s. These condensed combined carve-out financial statements include every territory in which Unilever operates an Ice Cream Business, with the exception of Unilever’s Ice Cream Business in Russia and India and Unilever’s investments in associates and joint ventures.
To effect the separation, Unilever reorganised the Ice Cream Business into a standalone corporate group. This standalone corporate group will remain within the Unilever Group between 1 July 2025 and the demerger date. For more information on this reorganisation, see Note 7 — Events after the balance sheet date.
The demerger will be implemented by way of an interim in specie dividend declared by Unilever, whereby the entire issued share capital of The Magnum Ice Cream Company HoldCo Netherlands B.V. will be transferred from Unilever to The Magnum Ice Cream Company N.V. (“TMICC”). In exchange, TMICC will issue ordinary shares to holders of Unilever’s ordinary shares and American Depositary Shares. Following this issuance, all assets, liabilities, and legal entities comprising the Ice Cream Business will be owned, directly or indirectly, by TMICC (save in respect of certain exceptions where transfer of assets and liabilities of the Ice Cream Business has been deferred until after demerger). The proposed demerger of TMICC from Unilever is referred to as the “Transaction” throughout the condensed combined carve-out financial statements.
Basis of preparation
These condensed combined carve-out financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the EU and as issued by the International Accounting Standards Board (“IASB”).
These condensed combined carve-out financial statements should be read in conjunction with the Ice Cream Business’ last annual combined carve out financial statements, including the Basis of Preparation, as at and for the three years ended 31 December 2024 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Ice Cream Business’ financial position and performance since the last annual financial statements.
The condensed combined carve-out financial statements have been derived from the consolidated condensed financial statements and accounting records of Unilever, including the historical cost basis of assets and liabilities comprising the Ice Cream Business, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Ice Cream Business, using the historical accounting policies applied by Unilever. The condensed combined carve-out financial statements do not necessarily reflect the Ice Cream Business’ financial position, results of operations or cash flows had the Ice Cream Business been a separate entity, or the future results of the Ice Cream Business as it will exist upon completion of the Transaction, given it was not an independently operating business.
The condensed combined carve-out income statement, the condensed combined carve-out statement of comprehensive income, the condensed combined carve-out statement of changes in equity and the condensed combined carve-out cash flow statement are translated at exchange rates current in each period. The condensed combined carve-out balance sheet is translated at period-end rates of exchange.
The operations of the Ice Cream Business are subject to seasonal fluctuations that affect financial performance. Historically, revenue and adjusted EBITDA are higher in the first half of the financial year driven by strong activity in the most seasonally affected markets.

In accordance with IAS 34, the condensed combined carve-out financial statements reflect the financial performance for the six-month period ended 30 June 2025, and comparative figures for the corresponding period in the prior year.
No adjustments have been made to defer or anticipate revenues or costs that are seasonal, cyclical, or occasional in nature.
Accounting policies
These condensed combined carve-out financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the last annual combined carve-out financial statements. In preparing these condensed combined carve-out financial statements, judgements and estimates that affect the application of accounting policies used by management have remained consistent with those applied in the last annual combined carve-out financial statements.
Going concern
These condensed combined carve-out financial statements have been prepared on a going concern basis. The Directors of The Magnum Ice Cream Company B.V., (the “Directors”) have considered both:
The period in which it will continue to operate under Unilever PLC:
•
Up to completion of the Transaction, the Ice Cream Business will operate as a standalone corporate group within the Unilever Group, benefiting from shared resources, centralised treasury functions, and financial support. Unilever has considerable financial resources and has indicated its intention to continue to support the Ice Cream Business whilst it remains part of the Unilever Group.

•
As with any company placing reliance on other group entities for financial support, the Directors acknowledge that there can be no certainty that this support will continue although, at the date of approval of these financial statements, they have no reason to believe that it will not do so.

The period following the Transaction:
•
On 28 August 2025 the Ice Cream Business entered into financing facilities with major banks, comprising a €4bn term loan facilities agreement and a €1bn syndicated revolving credit facility agreement with unaffiliated third-party lenders (see Note 4 — Financial instruments). Prior to agreeing these facilities, the performance, cash flow requirements and projected forecasts of the Ice Cream Business were assessed to ensure that the aforementioned agreed facilities are appropriate and sufficient.

Based on the assessment under both ownership scenarios, the Directors have prepared cash flow forecasts and performed a going concern assessment which indicates that, in both the base case and applying reasonably possible downsides the Ice Cream Business will be able to meet its liabilities as they fall due for the going concern period.
Consequently, the Directors are confident that the Ice Cream Business will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.
Recent accounting developments adopted by the Ice Cream Business
All standards or amendments to the standards that have been issued by the IASB and were effective 1 January 2025 were not applicable or material to the Ice Cream Business.
New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Ice Cream Business
Upcoming amendments to IFRS 9 and IFRS 7 ‘The Classification and Measurement of Financial Instruments’ effective 1 January 2026 and IFRS 18 ‘Presentation and Disclosure in Financial Statements’ effective 1 January 2027 have been released, but these have not yet been adopted by the Ice Cream Business. The Ice Cream Business is currently assessing their impact on the financial results and position of the Ice Cream Business.

All other new standards or amendments to standards that are not yet effective that have been issued by the IASB are not applicable or material to the Ice Cream Business.
These condensed combined carve-out financial statement were authorised by the Directors of the Ice Cream Business and available for issuance on 6 October 2025.
2
Segment information

The Ice Cream Business operating segment information is provided based on three geographical areas: Europe and ANZ, Americas and Rest of the World.
First Half	Europe and ANZ	Americas	Rest of World	Total
	(unaudited)
Revenue (€ million)(a)
2025	1,861	1,479	1,163	4,503
2024	1,756	1,518	1,120	4,394
Change (%)	6.0	(2.6)	3.7	2.5
Operating profit (€ million)
2025	226	126	217	569
2024	241	131	236	608
Depreciation and amortisation (€ million)
2025	67	59	61	187
2024	66	72	56	194
Adjusting items (€ million)(b)(c)
2025	27	44	26	97
2024	17	18	12	47
Adjusted EBITDA (€ million)
2025	320	229	304	853
2024	324	221	304	849

(a)
Revenue change (%) is made up of distinct individual change components namely underlying sales, currency impact, acquisitions and disposals. Revenue change (%) is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, revenue change (%) is more than just the sum of the individual components.

(b)
Adjusting items include acquisition and disposal related costs of €121m (€10m in the first half of 2024), restructuring credit of €26m (cost of €37m in the first half of 2024), and impairment and other one-off items of €2m (€nil in the first half of 2024), classified separately due to their nature and/or frequency of occurrence. Net monetary gain/loss arising from hyperinflationary economies is also an adjusting item due to its nature and size, however it is not included in operating profit therefore not included within adjusting items above.

(c)
In the first half of 2025, there was a net release of €43m related to the restructuring provision, which is partially offset by charges of €17m related to supply chain projects and other corporate initiatives. The release was driven by a significantly higher redeployment of employees in the first half of 2025 that were due to exit as at 31 December 2024.

Adjusted EBITDA is the primary measure by which we evaluate segment profit or loss and make resource-allocation and performance-assessment decisions.
3
Taxation

The effective tax rate for the first half is 20.7%, compared with 24.7% in 2024. The tax rate is calculated by dividing the tax charge by the pre-tax profit. The primary drivers for the decrease compared to the June 2024 effective tax rate are the impact of the non-taxable monetary gain related to Turkey and audit settlements.

4
Financial instruments

The Ice Cream Business aims to protect the value of financial investments, while maximizing returns. The fair value of financial assets is the same as the carrying amount for 30 June 2025, 31 December 2024, and 30 June 2024. The Ice Cream Business’s cash resources are shown below.
Financial assets(a)	30 June 2025	31 December 2024	30 June 2024
	(€ million)
	(unaudited)
Cash and cash equivalents
Cash at bank and in hand	35	53	30
Short-term deposits with maturity of less than three months	14	17	9
	49	70	39

(a)
Financial assets exclude trade and other current receivables. All financial assets are classified as current.

The Ice Cream Business’s financial liabilities are shown below.
	30 June 2025			31 December 2024			30 June 2024
	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total
	(unaudited)
Financial liabilities(a)
Bank loans and overdrafts(b)	(39)	—	(39)	(35)	—	(35)	(41)	—	(41)
Lease liabilities	(49)	(115)	(164)	(41)	(103)	(144)	(43)	(106)	(149)
Related party loans with Unilever(c)	(1)	—	(1)	(9)	—	(9)	(20)	—	(20)
Other financial liabilities(d)	—	(145)	(145)	—	(145)	(145)	—	(151)	(151)
Total financial liabilities	(89)	(260)	(349)	(85)	(248)	(333)	(104)	(257)	(361)

(a)
Financial liabilities exclude trade payables and other liabilities.

(b)
Bank loans and overdrafts do not include any secured liabilities.

(c)
Related party loans with Unilever at 31 December 2024 reflects a €9 million intercompany loan, which was issued in February 2020 by Unilever Finance International AG (“UFI”) to Unilever Ice Cream Bulgaria EOOD. On 30 June 2025, UFI waived €8 million of this loan. The waiver was recognised as a capital contribution from the parent and effective immediately. The liability was derecognised and the corresponding credit was recognised directly in Net Parent Investment.

(d)
Other financial liabilities includes an option to acquire non-controlling interests from RFM Corporation, the Philippines Joint Venture (the “Philippines Put Option”). The Ice Cream Business owns 50%+1 share and, under the terms of the shareholder agreement dating back to March 1999, each year within one month of 31 December, RFM Corporation has the right to require The Ice Cream Business to purchase all or a proportion of RFM’s shares in the joint venture at a price defined in the shareholder agreement.

There have been no material changes in the classification of the fair value of financial assets and financial liabilities since 31 December 2024. Additionally, there have been no significant movements between the fair value hierarchy classifications during this period.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2024.

Assets and liabilities carried at fair value
Derivatives of €3m (31 December 2024: €105m and 30 June 2024: €2m) and other cash equivalents are valued using valuation techniques with market observable inputs (Level 2). There are no derivatives and other cash equivalents valued at quoted prices for identical instruments (level 1) or not based on observable market data (Level 3). The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
The Philippines Put Option is valued annually at the redemption value with subsequent changes in finance costs (Level 3). The redemption value is derived from a formula defined in the shareholder agreement which uses historical financial information, multipliers, and CPI adjustments. The impact in the income statement for the first half of 2025 due to the Philippines Put Option is €nil (first half of 2024: €nil).
Other financial assets and liabilities
Cash and short-term deposits, trade and other current receivables, overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.
Related party loans with Unilever, lease liabilities and non-current receivables and payables have a fair value considered to be materially equal to the carrying value based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.
Facility Agreements
On 28 August 2025, Magnum ICC Finance B.V. (as borrower) and The Magnum Ice Cream Company HoldCo Netherlands B.V. (as guarantor) entered into a term loan facilities agreement (the facilities to be provided thereunder being the “Term Loan Facilities”) and a syndicated revolving credit facility agreement (the revolving credit facility provided thereunder being the “Revolving Credit Facility”) with unaffiliated third-party lenders.
The Term Loan Facilities comprise:
•
a bridge term loan facility denominated in euro, with a commitment of €3,000 million available for the repayment of financial indebtedness owed by Group Companies to the Unilever Group, and for the payment of the consideration for the transfer of Unilever’s Ice Cream Business in Indonesia;

•
a working capital term loan facility denominated in Euro (with optional currencies of US dollars and Pounds Sterling), with a commitment of €700 million available for general corporate purposes and with a maturity date of three years from the date of the Term Loan Facilities Agreement; and

•
a term loan facility denominated in Euro, with a commitment of €300 million available for the payment of the consideration for the transfer of the Unilever Group’s shares in Kwality Wall’s India.

The Revolving Credit Facility comprises:
•
a multicurrency facility denominated in euro (with optional currencies of US dollars and Pounds Sterling), and a commitment of €1,000 million available for general corporate purposes with an initial maturity date of five years from the date of the Revolving Credit Facility Agreement, subject to two extension options of one year each which can be requested by the Company and which each lender can its sole discretion, agree to or not; and

•
a €500 million Swingline Facility and a US$500 million Swingline Facility each operating as a sublimit within the Revolving Credit Facility with the purpose of refinancing euro or US dollar commercial paper programmes, respectively, that the Group plans to establish.

5
Acquisitions and disposals

Acquisition of Unilever PLC’s Indian Ice Cream Business
On 25 June 2025, Unilever PLC signed an agreement to sell its Ice Cream Business in India, Kwality Wall’s India, to TMICC on or after 1 April 2026. This sale will be for a price equal to Unilever PLC’s shareholding in that entity at the time of the sale (expected to be 61.9%) multiplied by the agreed fair market value of that entity of €450 million. The sale will be funded by a term loan facility and is subject to Hindustan Unilever completing a successful demerger and listing of its Ice Cream business and TMICC completing a mandatory tender offer to the minority shareholders of the new listed India Ice Cream Company for at least an additional 26% of that entity.
The demerger is expected to become effective by January 2026 and Kwality Wall’s India is expected to start trading on the Bombay Stock Exchange and National Stock Exchange of India by April 2026.
HUL’s Ice Cream Business reported revenue of €185 million and operating profit of €9 million for the 12-month period ended 31 December 2024. Until the sale completes, its full results will continue to be reported within the Unilever Group.
Disposal of Venezuelan Ice Cream Business
On 6 June 2025, the Ice Cream Business signed an agreement to sell its Venezuela business (revenue of €12 million for the 12-month period ended 31 December 2024) to a third party and the sale completed on 3 July 2025. The assets and liabilities of the Venezuela business are classified as held for sale and presented as current on the balance sheet as at 30 June 2025. Prior periods are not adjusted to present the related assets and liabilities as held-for-sale.
6
Dividends

The legal entities within the Ice Cream Business paid dividends to Unilever of €10 million in the six month period ended 30 June 2025, compared to €nil for the six month period ended 30 June 2024. The Ice Cream Business declared dividends to non-controlling interests of €6 million, which were declared but not paid as at 30 June 2025, compared to €nil declared for the first half of 2024.
7
Events after the balance sheet date

Post balance sheet events have been considered to the date of signing these condensed combined carve-out financial statements.
Subsequent to the balance sheet date, on 1 July 2025, Unilever completed the internal reorganisation necessary to separate its Ice Cream Business into a distinct legal structure in preparation for the planned demerger. Except for the US Ice Cream Business, (which remains under the existing US Unilever group structure) and certain other territories, most notably Indonesia, the Ice Cream Business is now held by a newly established holding structure within the Unilever Group. The parent company of the Ice Cream Business is currently The Magnum Ice Cream Company HoldCo Netherlands B.V., incorporated in the Netherlands, which will remain wholly owned by the Unilever Group until the demerger is completed. Upon completion of the demerger steps, the parent company of the Ice Cream Business will be The Magnum Ice Cream Company N.V., also incorporated in the Netherlands.
Total consideration transferred for the separation of the Ice Cream business between 1 July 2025 and 6 October 2025 was €9.3 billion. For most transfers, the consideration for the transfer was determined based on an independent fair market valuation. The transfers were funded by an intercompany loan which was provided by Unilever. A portion of the outstanding intercompany balance at the time just prior to the demerger will be capitalised through issuances of shares, including an issuance of shares by The Magnum Ice Cream Company HoldCo Netherlands B.V. to Unilever PLC, and the remainder will be repaid. Following the 1 July 2025 reorganisation, the Ice Cream Business expects a net deferred tax asset of approximately €0.3 billion to arise on transfers of assets and liabilities. This includes the impact of tax base adjustments and is subject to completion of the purchase price allocation exercise in certain jurisdictions. This estimate excludes deferred tax from transfers occurring after 1 July 2025, which will be reflected once those calculations are complete.
A Global Transitional Service Agreement is in place, effective 1 July 2025, in order to preserve continuity of both businesses.
On 23 September 2025, The Magnum Ice Cream Company B.V. appointed Peter Frank ter Kulve as executive director and CEO, Abhijit Bhattacharya as executive director and CFO and Jean Francois van Boxmeer, as non- executive director and Chair. On 26 September 2025, The Magnum Ice Cream Company B.V. appointed additional non-executive directors as follows: Vice Chair Stacey Cartwright and members Duco Reinout Hooft Graafland, Melissa Bethell, Stefan Andreas Bomhard, Anja Lilian Maria Mutsaers and Reginaldo Ecclissato. On 26 September 2025, Josh Frank was also approved for appointment as a non-executive director of The Magnum Ice Cream Company B.V. with effect from a future date (expected to be 1 March 2026 or such earlier date as The Magnum Ice Cream Company B.V. and Mr. Frank may agree).
The Magnum Ice Cream Company B.V., The Magnum Ice Cream Company HoldCo Netherlands B.V. and Unilever entered into a demerger agreement on 1 October 2025 to effect the Demerger and to govern aspects of the relationship between the Group and the Unilever Group following completion of the Demerger, including in respect of, among other things, undertakings to proceed with the steps required to give effect to the Demerger, allocation of risk and responsibility for certain liabilities between the Unilever Group and the Group and dealing with separation issues between the Group and the Unilever Group.
The Ice Cream Business has evaluated transactions and events occurring subsequent to the balance sheet date, 30 June 2025, through to 6 October 2025, the date these condensed combined carve-out financial statements were authorised for issue by the Directors of the Ice Cream Business. Other than those disclosed in Note 4 and Note 5 in these condensed combined carve-out financial statements, no other material events have occurred that require disclosure.

Report of Independent Registered Public Accounting Firm
To the Board of Directors
The Magnum Ice Cream Company B.V.
Opinion on the Combined Carve-out Financial Statements
We have audited the accompanying combined carve-out balance sheets of Unilever PLC’s Ice Cream business in certain jurisdictions (the “Ice Cream Business”) as of 31 December 2024, 2023 and 2022 and 1 January 2022, the related combined carve-out income statements, the combined carve-out statements of comprehensive income, the combined carve-out statement of changes in net parent investment, and the combined carve-out cash flow statements for each of the years in the three year period ended 31 December 2024, and the related notes (collectively, the combined carve-out financial statements). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Ice Cream Business as of 31 December 2024, 2023 and 2022 and 1 January 2022, and the results of its operations and its cash flows for each of the years in the three year period ended 31 December 2024, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
These combined carve-out financial statements are the responsibility of the Ice Cream Business’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Ice Cream Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the audit of the combined carve-out financial statements, relating to the period ended 31 December 2023, that was communicated or required to be communicated to those charged with governance and that: (1) relates to accounts or disclosures that are material to the combined carve-out financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the combined carve-out financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair value of brand intangible asset
As discussed in Note 19 to the combined carve-out financial statements, the Ice Cream Business completed an acquisition of Yasso Holdings, Inc. during 2023. The Ice Cream Business accounted for this acquisition as a business combination. As a result of the transaction, the Ice Cream Business recognised a brand intangible asset. The acquisition-date fair value of the brand intangible asset was €389 million.
We identified the evaluation of the acquisition-date fair value of the brand intangible asset as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate key assumptions used in the income approach methodology, specifically the revenue growth rates, royalty rate, and discount rate. The assumptions were sensitive to variation, such that a minor change in these assumptions could cause significant changes to the fair value. Additionally, for the royalty rate and revenue growth rates, there was limited observable market information.
The following are the primary procedures we performed to address this critical audit matter:
•
We performed sensitivity analyses over the key assumptions used to determine the fair value of the brand intangible assets to assess the impact of changes in those assumptions on the Ice Cream Business’s determination of the fair value.

•
We evaluated the reasonableness of revenue growth rates by comparing the forecast revenues to historic performance of the acquired business and industry growth expectations.

•
We involved valuation professionals with specialized skills and knowledge, who assisted in:

◦
evaluating the Ice Cream Business’s discount rate by comparing it to an independently developed range of discount rates based on publicly available market data for comparable companies

◦
evaluating the Ice Cream Business’s royalty rate by comparing it to publicly available market data for similar transactions.

/s/ KPMG LLP

We have served as the Ice Cream Business’s auditor since 2014.
London, United Kingdom
6 August 2025

ICE CREAM BUSINESS
COMBINED CARVE-OUT FINANCIAL STATEMENTS
Combined Carve-Out Income Statement
		For the year ended 31 December
	Note	2024	2023	2022
		(€ million)
Revenue	3	7,947	7,618	7,506
Operating profit	3	764	742	737
Net finance costs	5	(17)	(20)	(35)
Pensions and similar obligations		(12)	(11)	(7)
Finance income		2	1	1
Finance costs		(7)	(10)	(29)
Net monetary loss arising from hyperinflationary economies	1	—	(10)	(2)
Profit before taxation		747	712	700
Taxation	6	(152)	(203)	(173)
Net profit		595	509	527
Attributable to:
Non-controlling interests		16	17	18
Parent investment		579	492	509
Operating profit includes certain indirect centrally incurred costs and general corporate expenses (note 3) that have been allocated to the Ice Cream Business on the basis that it operated as part of the Unilever Group. These allocations have been determined on a basis that both Unilever and the Ice Cream Business consider to be a reasonable reflection of the utilisation of services provided to, or the benefit received by, the Ice Cream Business during the periods presented. The reasonable reflection is primarily based on revenues generated by the Ice Cream Business as compared to the Unilever Group. Had the Ice Cream Business operated independently during the periods presented, the level of costs incurred would have been different and would have been influenced by a number of factors including the chosen organization structure, the functions that are outsourced as opposed to performed by employees, and by other strategic decisions made in areas such as information technology and infrastructure.
The tax charge has been determined using an effective tax rate that is appropriate to circumstances in each individual country. The tax charges recorded in the income statement may not necessarily be representative of the charges that may arise in the future. See note 1 for additional detail on the tax charge computation.
The accompanying notes are an integral part of these combined carve-out financial statements.

Combined Carve-Out Statement of Comprehensive Income
		For the year ended 31 December
	Notes	2024	2023	2022
		(€ million)
Net profit		595	509	527
Other comprehensive income	6C
Items that will not be reclassified to profit or loss, net of tax:
Remeasurement of defined benefit pension plans		38	—	32
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges		88	2	(9)
Currency retranslation gain/(loss)		137	(50)	153
Total comprehensive income		858	461	703
Attributable to:
Non-controlling interests		17	16	16
Parent investment		841	445	687
The accompanying notes are an integral part of these combined carve-out financial statements.

Combined Carve-Out Statement of Changes in Net Parent Investment
	Other reserves	Invested capital	Net parent investment	Non-controlling interests	Total equity
	(€ million)
1 January 2022	—	1,597	1,597	28	1,625
Profit or loss for the period	—	509	509	18	527
Other comprehensive income, net of tax:
Cash flow hedges losses	(9)	—	(9)	—	(9)
Remeasurement of defined benefit pension plans	32	—	32	—	32
Currency retranslation gains/(losses)(a)	155	—	155	(2)	153
Total comprehensive income	178	509	687	16	703
Share-based payment credit(b)	—	18	18	—	18
Other transactions with Unilever(c)	—	(349)	(349)	—	(349)
Transactions with owners of the non-controlling interests(c)	—	—	—	(19)	(19)
31 December 2022	178	1,775	1,953	25	1,978
Profit or loss for the period	—	492	492	17	509
Other comprehensive income, net of tax:
Cash flow hedges gains	2	—	2	—	2
Remeasurement of defined benefit pension plans	—	—	—	—	—
Currency retranslation losses(a)	(49)	—	(49)	(1)	(50)
Total comprehensive income/(loss)	(47)	492	445	16	461
Share-based payment credit(b)	—	20	20	—	20
Other transactions with Unilever(c)	—	92	92	—	92
Transactions with owners of the non-controlling interests(c)	—	—	—	(16)	(16)
31 December 2023	131	2,379	2,510	25	2,535
Profit or loss for the period	—	579	579	16	595
Other comprehensive income, net of tax:
Cash flow hedges gains/(losses)	88	—	88	—	88
Remeasurement of defined benefit pension plans	38	—	38	—	38
Currency retranslation gains/(losses)(a)	136	—	136	1	137
Total comprehensive income/(loss)	262	579	841	17	858
Share-based payment credit(b)	—	32	32	—	32
Dividends paid to non-controlling interests	—	(11)	(11)	—	(11)
Other transactions with Unilever(c)	—	(594)	(594)	—	(594)
Transactions with owners of the non-controlling interests(c)	—	—	—	(19)	(19)
31 December 2024	393	2,385	2,778	23	2,801

(a)
Includes a hyperinflation adjustment in relation to Turkey for the years ended 31 December 2022, 2023, and 2024.

(b)
The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of Unilever share options and awards allocated to the Ice Cream Business.

(c)
Other transactions with Unilever reflect the fact that the Ice Cream Business does not retain cash generated from operating activities and represent the cash outflow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities. The components of Net parent investment are presented in note 13A on page F-58.

The accompanying notes are an integral part of these combined carve-out financial statements.

Combined Carve-Out Balance Sheet
		As at 31 December			As at 1 Jan
	Notes	2024	2023	2022	2022
		(€ million)
Assets
Non-current assets
Goodwill	7	585	558	272	264
Intangible assets	7	793	754	381	366
Property, plant and equipment	8	2,355	2,234	2,246	2,138
Pension asset for funded schemes in surplus	4B	—	—	—	1
Deferred tax assets	6B	130	151	150	212
Other non-current assets	9	29	63	71	42
		3,892	3,760	3,120	3,023
Current assets
Inventories	10	920	915	991	751
Trade and other current receivables	11	635	540	587	425
Current tax assets		4	6	3	2
Cash and cash equivalents	15	70	52	44	51
		1,629	1,513	1,625	1,229
Total assets		5,521	5,273	4,745	4,252
Liabilities
Current liabilities
Financial liabilities	13B	85	73	73	62
Trade payables and other current liabilities	12	1,818	1,826	1,864	1,690
Current tax liabilities		24	26	15	23
Provisions	17	102	31	43	29
		2,029	1,956	1,995	1,804
Non-current liabilities
Financial liabilities	13B	248	275	266	251
Pensions and post-retirement healthcare liabilities:	4
Funded schemes in deficit		6	76	99	227
Unfunded schemes		92	93	112	83
Provisions	17	39	72	69	66
Deferred tax liabilities	6B	298	257	217	187
Other non-current liabilities	12	8	9	9	9
		691	782	772	823
Total liabilities		2,720	2,738	2,767	2,627
Equity
Net parent investment		2,778	2,510	1,953	1,597
Non-controlling interests		23	25	25	28
Total equity		2,801	2,535	1,978	1,625
Total liabilities and equity		5,521	5,273	4,745	4,252
The accompanying notes are an integral part of these combined carve-out financial statements.

Combined Carve-Out Cash Flow Statement
		For the year ended 31 December
	Notes	2024	2023	2022
		(€ million)
Net profit		595	509	527
Taxation	6	152	203	173
Net monetary loss arising from hyperinflationary economies	1	—	10	2
Net finance costs	5	17	20	35
Operating profit		764	742	737
Depreciation, amortisation and impairment (direct and allocated)(b)		376	357	372
Changes in working capital:		70	56	(273)
Inventories		3	54	(228)
Trade and other receivables(c)		41	30	(196)
Trade payables and other liabilities(c)		26	(28)	151
Pensions and similar obligations less payments		(34)	(30)	(25)
Provisions less payments		41	(14)	8
Elimination of loss on disposals		—	7	6
Non-cash charge for share-based compensation		32	20	18
Other adjustments		4	6	—
Cash flow from operating activities		1,253	1,144	843
Income tax paid		(140)	(230)	(122)
Net cash flow from operating activities		1,113	914	721
Interest received(a)		2	1	1
Purchase of intangible assets		—	(2)	(2)
Purchase of property, plant and equipment		(321)	(278)	(293)
Disposal of property, plant and equipment		22	27	37
Acquisition of businesses		(61)	(604)	—
Acquisition of other non-current investments		—	—	(1)
Disposal of other non-current investments		(1)	2	—
Net cash flow used in investing activities		(359)	(854)	(258)
Dividends paid		(11)	—	—
Interest paid		(13)	(10)	(7)
Additional financial liabilities		2	—	14
Repayment of financial liabilities		—	(3)	—
Capital element of lease payments		(39)	(45)	(49)
Additional related party loans with Unilever(a)		—	—	9
Other transactions with Unilever and owners of non-controlling interests(a)		(676)	7	(437)
Net cash flow used in financing activities		(737)	(51)	(470)
Net increase/(decrease) in cash and cash equivalents		17	9	(7)
Cash and cash equivalents at the beginning of the year		50	43	51
Effect of foreign exchange rate changes		—	(2)	(1)
Cash and cash equivalents at the end of the year	15	67	50	43

(a)
As Unilever uses a centralised approach to cash management and financing its operations, transactions between Unilever and the Ice Cream Business are accounted for through Net parent investment. Accordingly, none of the cash, cash equivalents, debt or related interest income and expense at the corporate level have been assigned to the Ice Cream Business, with the exception of cash, debt and related interest held by entities that only contain ice cream related activities. These are listed in note 21. The other transactions with Unilever and non-controlling interests reflect the fact that the Ice Cream Business does not retain cash generated from operating activities and represents the cash outflow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities. This balance represents the Unilever Group transactions and cash pooling activities between Unilever and the combined Ice Cream business.

(b)
Depreciation, amortisation and impairment (direct and allocated) reflects amortisation and depreciation charges relating to intangible assets, property, plant and equipment, and leased assets and liabilities included in the combined carve-out balance sheet and an allocation of amortisation and depreciation charges for those software and land and buildings used by the Ice Cream Business but not transferring as part of the Transaction.

(c)
These combined carve-out financial statements have been revised to correct an error in our financial statements submitted to the SEC on 10 June 2025. Specifically, changes in trade and other receivables and changes in trade payables and other liabilities for the year ended 31 December 2024 and previously reported as €(64) million and €131 million respectively have been revised to reclassify €105 million related to non-cash commodity hedge movements between these line items. This correction is not considered material to the previously issued financial statements.

The accompanying notes are an integral part of these combined carve-out financial statements.

1   Basis of preparation, accounting policies, estimates and judgements
Background
Description of the Ice Cream Business
On 19 March 2024, Unilever PLC (together with its subsidiaries collectively referred to as “Unilever” or “the Unilever Group”) announced its intention to separate its ice cream business in certain jurisdictions (the “Ice Cream Business”) into an independent group. On 13 February 2025, Unilever announced that such separation would take place by way of a demerger, and that the Ice Cream Business would seek listings on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. The Ice Cream Business includes brands such as Magnum, Wall’s and Ben & Jerry’s. These combined carve-out financial statements include every territory in which Unilever operates an ice cream business, with the exception of Unilever’s ice cream business in Russia and India and Unilever’s investments in associates and joint ventures.
To effect the separation, Unilever intends to reorganise the Ice Cream Business into a standalone corporate group, initially existing within the Unilever Group. The separation will be implemented by way of an interim in specie dividend declared by Unilever, whereby the entire issued share capital of The Magnum Ice Cream Company HoldCo Netherlands B.V. (“Magnum HoldCo”) will be transferred from Unilever to The Magnum Ice Cream Company N.V. In exchange, The Magnum Ice Cream Company N.V. will issue ordinary shares to holders of Unilever’s ordinary shares and American Depositary Shares. Following this issuance, all assets, liabilities, and legal entities comprising the Ice Cream Business will be owned, directly or indirectly, by The Magnum Ice Cream Company N.V. (save in respect of certain exceptions where transfer of assets and liabilities of the Ice Cream Business has been deferred until after completion of the separation). The proposed demerger of The Magnum Ice Cream Company N.V. from Unilever is referred to as the “Transaction” throughout the combined carve-out financial statements.
Basis of preparation
These financial statements have been prepared on a combined carve-out basis from Unilever’s consolidated financial statements on a going concern basis for the three years ended 31 December 2024 representing the financial position, results of operations and cash flow of the Ice Cream Business on a stand-alone basis, for inclusion in the prospectus and registration statement on Form 20-F of The Magnum Ice Cream Company N.V. on the basis of the accounting policies set out below. The combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and as issued by the International Accounting Standards Board (“IASB”).
The Ice Cream Business has not previously prepared stand-alone financial statements. Therefore, these combined carve-out financial statements are the first IFRS financial statements of the Ice Cream Business and IFRS 1 (First-time Adoption of IFRS) has been applied. IFRS 1 sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its financial statements which includes the exemption under IFRS 1.D13(a) where cumulative foreign exchange differences are deemed to be zero on 1 January 2022 (the date of transition). The combined carve-out financial statements have been prepared according to IFRS 1.D16(b). The accounting policies applied are consistent with accounting policies applied in the consolidated financial statements of Unilever and the policies expected to be adopted by the Ice Cream Business upon separation. The Ice Cream Business also elected, as permitted by IFRS 1.C1, not to apply IFRS 3 retrospectively to business combinations that occurred before Unilever’s date of transition to IFRS (2005).
The majority of trading, assets and liabilities of the Ice Cream Business are within Unilever legal entities that have ice cream and non-ice cream operations. Such trading, assets and liabilities will be transferred to new ice cream-dedicated legal entities that are directly or indirectly held wholly-owned subsidiaries of The Magnum Ice Cream Company B.V. between 1 July 2025 and the date of the Transaction.
There are also certain ice-cream dedicated legal entities that will transfer to the Ice Cream Business in the same period. Legal entities that are transferring with the Ice Cream Business are listed in note 21.

Certain legal entities will transfer to The Magnum Ice Cream Company N.V. that have historically held non-ice cream businesses. Non-ice cream businesses have been excluded from the combined carve-out financial statements, as they do not form part of the Ice Cream Business.
The combined carve-out financial statements have been derived from the consolidated financial statements and accounting records of Unilever, including the historical cost basis of assets and liabilities of the Ice Cream Business, as well as the historical revenue, direct costs, and allocations of indirect costs attributable to the operations of the Ice Cream Business. The combined carve-out financial statements do not necessarily reflect the Ice Cream Business’ financial position, results of operations or cash flows had the Ice Cream Business been a separate entity, or the future results of the Ice Cream Business as it will exist upon completion of the Transaction, given it was not an independently operating business.
The combined statements of cash flow have been prepared using the indirect method, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows. Further detail on the preparation is included in the footnote of the cash flow statements.
The information on earnings per share for the Ice Cream Business pursuant to IAS 33 has not been presented, as the combined entities have not formed a statutory group and, as such, The Magnum Ice Cream Company N.V. has no historical capital structure.
The following paragraphs include a description of the Basis of Preparation principles and how estimates, judgements, and assumptions have been applied for the purpose of preparing the combined carve-out financial statements. These estimates, judgements, and assumptions are separate from the critical accounting estimates and judgements, which relate to the transactions recorded in the books and records. See “Critical accounting estimates and judgements” below for additional information.
Balance sheet items:
•
The Ice Cream Business’s combined carve-out balance sheets include Unilever assets and liabilities that are specifically identifiable or otherwise attributable to the Ice Cream Business.

•
Property, plant and equipment (“owned assets”) and right of use assets (“leased assets”) were dedicated historically and have been directly attributable to the Ice Cream Business. Shared central property, plant and equipment such as head offices, regional offices and associated equipment have been excluded from these combined carve-out financial statements.

•
Goodwill has been derived by aggregating the goodwill balances from historic acquisitions of Ice Cream brands since the Unilever Group’s IFRS implementation in 2005. This differs from the approach used by the Unilever Group, where existing goodwill was allocated to the Food and Refreshment division and subsequently allocated to the Ice Cream segment based on a relative value approach, following the Unilever Compass reorganisation on 1 July 2022.

•
Trade and other current receivables were specifically assigned to the Ice Cream Business where identifiable or were allocated to the Ice Cream Business based on the relative percentage of Ice Cream Business revenue by customer, which approximates allocation on an item-by-item basis.

•
Trade payables and other liabilities were specifically assigned to the Ice Cream Business where identifiable or were allocated to the Ice Cream Business based on the relative percentage of either Ice Cream purchases or cost of sales, which approximates allocation on an item-by-item basis. Payroll accruals were specifically assigned or were allocated to the Ice Cream Business based on a proportion of revenue.

•
Provisions are specifically assigned to the Ice Cream Business where directly identifiable or based on the relative percentage of either Ice Cream revenue or cost of sales, depending upon the nature of the provision. Contingent liabilities are assigned on a consistent basis to provisions.

•
Deferred tax is calculated using three different approaches depending on the nature of the underlying item:

(a)
for items with no associated tax base, the related amounts are tax effected using the applicable local tax rate of the relevant legal entity;

(b)
for Brands, the amounts included reflect the deferred tax directly attributable to the specific brands included in intangible assets; and

(c)
for property, plant and equipment, deferred tax has been determined by applying a proportional approach based on the share of the underlying asset’s pre-tax value that is included in the combined carve-out financial statements.

•
Unilever hedges commodity exposures using derivatives for the whole Unilever business. Where Unilever applies cash flow hedge accounting to these derivatives, hedge accounting has been applied to the derivatives attributable to the Ice Cream Business in the combined carve-out financial statements.

•
The Ice Cream Business has not in the past constituted a separate legal group and therefore it is not meaningful to show share capital or an analysis of reserves for the Ice Cream Business. The net assets of the Ice Cream Business are represented by the cumulative investment of the Unilever Group in the Ice Cream Business (shown as “Net parent investment”).

•
Intercompany receivables from, and payables to, and funding from Unilever within dedicated Ice Cream legal entities have been presented as part of related party receivables, payables and loans, respectively.

•
As Unilever uses a centralised approach to cash management and financing its operations, transactions between Unilever and the Ice Cream Business are accounted for through Net parent investment. Accordingly, none of the cash, cash equivalents, debt or related interest income and expense at the corporate level have been assigned to the Ice Cream Business, with the exception of cash, debt and related interest held by entities that only contain Ice Cream related activities. These are listed in note 21. Cash transfers to and from the cash management accounts of Unilever are reflected in the combined carve-out cash flow statements as “Other transactions with Unilever and owners of non-controlling interests”.

•
For defined benefit plans for which the Ice Cream Business has a liability or when the legal liability is linked to and follows the relevant Ice Cream employee, balance sheet surplus or deficit comprises the total of the estimated market value of plan assets less the present value of the defined benefit liabilities. For defined benefit plans for which the Ice Cream Business has no liability, or where the number of Ice Cream employees is so low that any defined benefit exposure is not expected to be material, no assets or liabilities are recognised on the combined carve-out balance sheet.

Income statement items:
•
The combined carve-out income statement includes general corporate expenses and shared expenses of Unilever that were historically incurred by, or charged to, the Ice Cream Business for certain support functions that are provided centrally. This includes indirect central costs (primarily related to the sales force and general marketing) and general corporate expenses (primarily related to finance, legal, information technology, human resources, communications, and audit). These management charges are recharged by Unilever based on direct usage when identifiable, or based on a proportion of revenue or other applicable measures, adjusted on a line-by-line basis to reflect specific local circumstances. These recharged costs and expenses are deemed to have been cash settled by the Ice Cream Business to Unilever in the period in which these costs were accrued.

•
Operating costs include amortisation and depreciation charges relating to intangible assets, property, plant and equipment, and leased assets and liabilities included in the combined carve-out balance sheet (see balance sheet items above), and an allocation of amortisation and depreciation charges for the software and land and buildings utilised by the Ice Cream Business, but not transferring as part of the Transaction (and therefore not included in the combined carve-out balance sheet). These costs are deemed to have been settled through Net parent investment.

•
Certain employees of the Ice Cream Business participated in the Unilever performance share plans and other share awards. Costs related to participating employees are allocated to the Ice Cream Business based on a proportion of revenue. In addition, the Ice Cream Business also received an allocation of share-based compensation charges with respect to corporate employees of Unilever.

•
Pension costs recorded in the combined carve-out income statements includes pension charges for dedicated Ice Cream employees and an allocation based on revenue for other employees.

•
Net finance costs recorded in the combined carve-out income statements do not include any allocation of interest incurred by Unilever or interest on funding provided as part of the owner’s Net parent investment.

•
The total tax charge is computed on a territory-by-territory basis using the relevant country’s effective tax rate or, where more appropriate, its statutory tax rate. Where effective tax rates are used, these are adjusted for any specific inclusions or exclusions to ensure that they are specific to the Ice Cream Business. The tax rates have then been applied to countries’ carved-out profit before tax, as adjusted for transfer pricing impacts, to calculate the total tax charge attributable to Ice Cream. The deferred tax balances and movements have then been calculated as set out above, with the deferred tax movement being deducted from the total tax movement to arrive at the current tax charge.

Accounting policies
Accounting policies are included in the relevant notes to the combined carve-out financial statements. These are presented as text highlighted in grey throughout these combined carve-out financial statements. The accounting policies stated below have been applied throughout these combined carve-out financial statements
These combined carve-out financial statements combine the results, assets and liabilities, and cash flows of the Ice Cream Business by applying the principles underlying the consolidation procedures relating to the elimination of intercompany transactions under IFRS 10 ‘Consolidated Financial Statements’.
Going concern
These combined carve-out financial statements have been prepared on a going concern basis. The Directors of The Magnum Ice Cream Company B.V., (the “Directors”) have considered both:
The period in which it will continue to operate under Unilever PLC:
•
Up to the date of the Transaction, the Ice Cream Business will continue to operate as an integral part of Unilever, benefiting from shared resources, centralised treasury functions, and financial support. Unilever has considerable financial resources and has indicated its intention to continue to support the Ice Cream business whilst it remains part of the Unilever Group and that it will support the putting in place of appropriate financing in order for the demerger to happen.

•
As with any company placing reliance on other group entities for financial support, the Directors acknowledge that there can be no certainty that this support will continue although, at the date of approval of these financial statements, they have no reason to believe that it will not do so.

The period following the Transaction:
•
The Ice Cream Business is currently in the process of agreeing financing facilities with major banks. The Directors are confident that appropriate facilities will be agreed but will not proceed with the Transaction unless such facilities are in place and sufficient to support the standalone business for at least 12 months from the date of approval of these financial statements (the “going concern period”). In agreeing these facilities, the performance, cash flow requirements and projected forecasts of the Ice Cream Business are being considered to ensure that the agreed facilities are appropriate and sufficient.

Based on the assessment under both ownership scenarios, the Directors have prepared cash flow forecasts and performed a going concern assessment which indicates that, in both the base case and reasonably possible downsides (and with the knowledge the Transaction will not go ahead without appropriate financing being in place) the Ice Cream Business will be able to meet its liabilities as they fall due for the going concern period.
Consequently, the Directors are confident that the Ice Cream Business will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.
Foreign currencies
These combined carve-out financial statements are presented in Euros (‘€’). Items included in the combined carve-out financial statements of individual Ice Cream Business group companies or operations are recorded in their respective functional currency, which is the currency of the primary economic environment in which each entity operates.

Foreign currency transactions in individual Ice Cream Business companies or operations are translated into functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at year-end exchange rates, are recognised in the income statement.
Unilever hedges foreign currency exposures using derivatives on the net FX exposure of the Unilever Group. However, given that the derivatives are held at the Unilever level, they cannot be accounted for in the combined carve-out financial statements as the Ice Cream Business is not party to the contracts. While there is no recognition of FX derivatives entered into by Unilever in the combined carve-out financial statements, a proportional allocation of the realised gains/ or losses on FX derivatives has been recognised in the income statement.
In preparing these combined carve-out financial statements the balances in individual Ice Cream Business group companies or operations are translated from their functional currency into euros. Apart from the financial statements of Ice Cream Business group companies in hyperinflationary economies (see below), the income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates.
The financial statements of Ice Cream Business group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation and then translated into euros using the balance sheet exchange rate. Amounts shown for prior years for comparative purposes are not modified. To determine the existence of hyperinflation, the Ice Cream Business assesses the qualitative and quantitative characteristics of the economic environment of the country, such as the cumulative inflation rate over the previous three years.
The effect of exchange rate changes during the year on the net assets of foreign operations is recorded in the combined carve-out statement of comprehensive income.
Hyperinflationary economies
The Turkey economy was designated as hyperinflationary from 1 July 2022. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to all Ice Cream business units whose functional currency is the Turkish lira. The application of IAS 29 includes:
•
adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date;

•
adjustment of the income statement for inflation during the reporting period;

•
translation of income statement at the period-end foreign exchange rate instead of an average rate; and

•
adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects on the combined carve-out financial statements for Turkey are:
	2024	2023	2022
	(€ million)
Total assets increase	42	8	88
Revenue increase	79	20	13
Operating profit increase/(reduction)	7	1	(2)
Net monetary loss	—	(10)	(2)
Climate change
To determine if there is a material impact on the financial reporting judgements and estimates as of the reporting period, the Ice Cream Business has reviewed each balance sheet line item and identified those line items that have the potential to be significantly impacted by climate-related risks and the Ice Cream Business’s plans to mitigate against these risks. Those line items that have the potential to be significantly impacted have then been reviewed in detail to confirm:
•
that the growth rates and projected cash flows used in assessing whether goodwill and indefinite-life intangibles are impaired, are consistent with the Ice Cream Business’s climate-related risk assumptions and the actions being taken to mitigate against those risks; and

•
that the useful lives of the Ice Cream Business’s property, plant and equipment are appropriate given the potential physical and obsolescence risks associated with climate change and the actions being taken to mitigate against those risks.

In addition, it should be noted that climate-related risks could affect the financial position of the Ice Cream Business’s defined benefit pension plan assets. The Trustees operate diversified investment strategies and are continuously assessing investment risks. The Trustees consider climate risk as one of the key investment risks and are continually evolving their investments to lower the overall climate risk.
Based on these reviews, the Ice Cream Business does not believe that there is a material impact on the financial reporting judgements and estimates arising from its considerations and, as a result, the valuations of the assets or liabilities have not been significantly impacted by these risks for the three years ended 31 December 2024. The Ice Cream Business has not identified any significant impact from climate-related risks on the going concern assessment.
Critical accounting estimates and judgements
The preparation of financial statements requires management to make estimates and judgements in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.
The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:
•
Measurement of defined benefit obligations — The valuations of the defined benefit pension plan obligations are dependent on a number of assumptions. These include discount rates, inflation, and life expectancy of scheme members — see note 4B.

•
Measurement of discounts due to customers — accruals are raised on the balance sheet to reflect variable consideration with customers at each period end (see note 11 and 12). These include estimation, as either in-market promotional performance is dependent on a future event such as volume sold on discount, or actual sales data is not yet available. The majority of settlements with customers are made within 12 months, such that unresolved uncertainty does not materially span multiple period ends. The number of agreements with customers means that it is impracticable to provide a meaningful sensitivity analysis of assumptions subject to estimation uncertainty. The income statement impact of subsequent adjustments is not material year-on-year, see note 2 for further information.

•
Measurement of consideration and assets and liabilities acquired as part of business combinations — estimates of future performance are required to calculate the obligations at the time of the acquisition and at each subsequent reporting date. Additionally, estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets such as goodwill and brands are commonly a core part of an acquired business as they allow us to obtain more value than would otherwise be possible. In August 2023, Unilever completed the acquisition of Yasso. External professionals were involved to advise on the valuation techniques and key assumptions in the valuation. This input, combined with the Ice Cream Business’s internal knowledge and expertise on the relevant market growth opportunities, resulted in the determination of the appropriate brand valuation. Estimates of future performance are required to calculate the obligations at the time of acquisition and at each subsequent reporting date. See note 19 for further information.

•
Management are required to make certain estimates to achieve a reasonable allocation to the Ice Cream Business of costs incurred centrally by Unilever, as described in the Basis of Preparation above.

The following judgements are those that management believe have the most significant effect on the amounts recognised in the Ice Cream Business combined carve-out financial statements:
•
Utilisation of tax losses and recognition of other deferred tax assets — The business operates in many countries and is subject to taxes in numerous jurisdictions. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses — see note 6B.

•
Likelihood of occurrence of contingent liabilities — Events can occur where there is uncertainty over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised, and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed. The business does not have provisions and contingent liabilities for the same matters. External advice is obtained for any material cases. See notes 17 and 18.

Recent accounting developments adopted by the Ice Cream Business
The Ice Cream Business applied for the first-time amendments to the following standards from 1 January 2022.
Applicable standard	Key requirements for changes in accounting policy	Resulting impact
Amendments to IAS 7 and IFRS 7 — ‘Supplier Financing Arrangements’	The amendments introduce additional disclosure requirements for companies that enter into supplier financing arrangements. The amendments require qualitative and quantitative information to be disclosed about those arrangements.	The Ice Cream Business reviewed the supplier financing arrangements to ensure appropriate disclosures which are disclosed in note 12.
IFRS 17 ‘Insurance Contracts’	The standard introduces a new model for accounting for insurance contracts.	The Ice Cream Business reviewed existing arrangements and concluded that IFRS 17 has no impact to the combined carve-out financial statements.
IAS 12 ‘Income Taxes’	As of 23 May 2023, amendments to IAS 12 came into effect relating to International Tax Reform — Pillar Two Model Rules, whereby an entity shall disclose qualitative and quantitative information about its exposure to Pillar Two income taxes at the end of the reporting period. The amendments also provide a temporary mandatory exemption from deferred tax accounting for the top-up tax, which is effective immediately.
As of 31 December 2023, the Ice Cream Business has applied the exemption to not recognise any deferred tax relating to top-up tax arising from the Pillar Two legislation.
The Ice Cream Business’s potential exposure to Pillar Two legislation is disclosed in note 6.

All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2022 were not applicable or material to the Ice Cream Business.
New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Ice Cream Business.
The following standards have been released but are not yet adopted by the Ice Cream Business, no early adoptions will be made by the Ice Cream Business.

Applicable standard	Key requirements or changes in accounting policy
Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ Effective from 1 January 2025	In August 2023, the International Accounting Standards Board (IASB) amended IAS 21 to clarify whether a currency is exchangeable, and how to determine a spot rate if it is not.
Amendments to IFRS 9 and IFRS 7 ‘The Classification and Measurement of Financial instruments’ Effective from the year ended 1 January 2026	In May 2024, International Accounting Standards Board (IASB) amended IFRS 7 and IFRS 9 which includes clarifications on recognition and derecognition dates of certain financial assets and liabilities, including exceptions for liabilities settled through electronic cash transfer systems.
IFRS 18 Presentation and Disclosure in Financial Statements Effective 1 January 2027	IFRS 18 will replace IAS 1 Presentation of Financial Statements. The amendment impacts presentation and disclosure of the combined carve-out income statement with new defined categories being operation, investing and financing to provide a consistent structure. Disclosures about Management-defined Performance Measures (MPMs) (i.e. certain non-GAAP measures) will have to be disclosed in the financial statement with reconciliations to GAAP measures. The new standard will also provide guidance on grouping of information (aggregation/ disaggregation)
All other new standards or amendments to standards that are not yet effective that have been issued by the IASB are not applicable or material to the Ice Cream Business.
The financial statements were authorised by the Directors of the Ice Cream Business and available for issuance on 6 August 2025.
2   Segment information
Segmental information
The Ice Cream Business organises its business into four geographic regions: (i) Europe and ANZ, (ii) Americas, (iii) Asia and (iv) Middle East, Turkey, South Asia and Africa (METSA). For the purpose of financial reporting, such regions are aggregated into three reportable segments of Europe and ANZ, Americas and Rest of the World.
•
Europe and ANZ:   representing Europe (which includes the United Kingdom and Ireland), Australia and New Zealand.

•
Americas:   representing North America and South America; and

•
Rest of the World:   representing Africa, Asia and the Middle East (which includes Turkey).

The operating segments, METSA and Asia, are combined into the Rest of World reportable segment due to their economic similarities and shared key business characteristics.
Revenue
Revenue comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include intercompany sales. Discounts given by the Ice Cream Business include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs and are based on the contractual arrangements with each customer. Discounts can either be immediately deducted from the sales value on the invoice or off-invoice and settled later through credit notes when the precise amounts are known. Amounts provided for discounts at the end of the period require estimation; historical data and accumulated experience is used to assess the provision using the most likely amount method and in most instances, the discount can be recognised using known facts. Any differences between actual amounts settled and the amounts provided are recognised in the subsequent reporting period and the impact on the income statement is not material year-on-year.
Customer contracts generally contain a single performance obligation and revenue is recognised when control of products being sold has transferred to the Ice Cream Business’s customer as there are no longer any unfulfilled obligations to the customer. This is generally on delivery to the customer but depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance. This is considered the appropriate point where the performance obligations in the Ice Cream Business’s contracts are satisfied as the Ice Cream Business no longer has control over the inventory.
Customers have the contractual right to return goods only when authorised by the Ice Cream Business. If material, an estimate has been made of goods that will be returned, and a liability has been recognised for this amount. An asset is then recorded for the corresponding inventory that is estimated to return to the Ice Cream Business using a best estimate based on accumulated experience. The Ice Cream Business’s customers are distributors who may be able to return unsold goods in consignment arrangements.
Adjusted EBITDA
Adjusted EBITDA means operating profit before the impact of depreciation, amortisation and adjusting items within operating profit. Adjusted EBITDA represents the Ice Cream Business’s measure of segment profit or loss. Items are classified as adjusting due to their nature and/or frequency of occurrence.
The Ice Cream Business operating segment information is provided based on three geographical areas: Europe and ANZ, Americas and Rest of the World.
	Notes	Europe and ANZ	Americas	Rest of World	Total
		(€ million)
2024
Revenue		3,109	2,887	1,951	7,947
Operating profit	3	228	228	308	764
Depreciation and amortisation		137	129	110	376
Adjusting items(a)		89	68	43	200
Adjusted EBITDA		454	425	461	1,340
Significant non-cash charges:
Within adjusted EBITDA:
Share-based compensation and other non-cash charges(b)		21	20	2	43
Within adjusting items:
Restructuring provisions and other non-cash charges(c)		59	12	4	75
2023
Revenue		3,019	2,750	1,849	7,618
Operating profit	3	278	165	299	742
Depreciation and amortisation		134	124	99	357
Adjusting items(a)		19	79	14	112
Adjusted EBITDA		431	368	412	1,211
Significant non-cash charges:
Within adjusted EBITDA:
Share-based compensation and other non-cash charges(b)		14	28	2	44
Within adjusting items:
Restructuring provisions and other non-cash charges(c)		(1)	1	1	1

	Notes	Europe and ANZ	Americas	Rest of World	Total
		(€ million)
2022
Revenue		3,028	2,647	1,831	7,506
Operating profit	3	262	165	310	737
Depreciation and amortisation		137	129	106	372
Adjusting items(a)		78	39	19	136
Adjusted EBITDA		477	333	435	1,245
Significant non-cash charges:
Within adjusted EBITDA:
Share-based compensation and other non-cash charges(b)		6	17	2	25
Within adjusting items:
Restructuring provisions and other non-cash charges(c)		25	2	6	33

(a)
Adjusting items include impairment, restructuring costs, acquisition and disposal related costs and other one-off items classified separately due to their nature and/or frequency of occurrence. Refer to note 3. Net Monetary gain/loss arising from hyperinflationary economies is also an adjusting item due to its nature and size, however it is not included in operating profit therefore not included within adjusting items above.

(b)
Other non-cash charges within adjusted EBITDA include movements in provisions, excluding movements arising from adjusting activities.

(c)
Other non-cash charges within adjusting items mainly includes movements in restructuring provisions.

The Ice Cream Business is not reliant on revenue from transactions with any single customer and does not receive 10% or more of its revenue from transactions with any single customer.
Segment assets and liabilities are not provided because they are not reported to or reviewed by the Ice Cream Business’s chief operating decision-maker, which is the Ice Cream Executive Team.
Revenue and non-current assets for the country of domicile and the United States (being the largest country outside the home country) and for all other countries are:
	Netherlands	United States	Other	Total
	(€ million)
2024
Revenue	159	2,119	5,669	7,947
Non-current assets(a)	51	1,732	1,979	3,762
2023
Revenue	154	1,951	5,513	7,618
Non-current assets(a)	60	1,662	1,887	3,609
2022
Revenue	157	1,922	5,427	7,506
Non-current assets(a)	58	1,032	1,880	2,970

(a)
For the purpose of this table, non-current assets include goodwill, intangible assets, property, plant and equipment and other non-current assets as shown on the combined carve-out balance sheet. Goodwill is attributed to countries where acquired businesses operated at the time of acquisition; all other assets are attributed to the countries where they were acquired.

No other country had revenue or non-current assets (as shown above) greater than 10% of the Ice Cream Business total.
3   Operating costs
Operating costs
Operating costs include cost of sales, selling, general and administrative expenses and other items including gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other items within operating profit recognised separately due to their nature and/or frequency.
(i)
Cost of sales

Cost of sales includes the cost of inventories sold during the period and distribution costs. The cost of inventories are raw and packaging materials and related production costs. Distribution costs are charged to the income statement as incurred.
(ii)
Selling, general and administrative expenses

Selling, general and administrative expenses comprise advertising and promotion and overheads. Advertising and promotion spend includes costs incurred for the purpose of building and maintaining brand equity and awareness. Overheads includes staff costs associated with sales activities and central functions, and research and development costs which are staff costs, material costs, depreciation and other costs directly attributable to research and development activities.
(iii)
Restructuring costs

Restructuring costs are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major incentive that delivers cost savings and materially change either the scope of the business or the manner in which business is conducted.
(iv)
Acquisition and disposal-related costs

Acquisition and disposal-related costs are costs that are directly attributable to a business acquisition or disposal project.
(v)
Impairment of assets

Impairment of assets including goodwill, intangible assets and property, plant and equipment.
(vi)
Gains or losses from the disposal of group companies

Gains or losses from the disposal of group companies which arise from business disposal projects.
(vii)
Others

Others approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.
	2024	2023	2022
	(€ million)
Revenue	7,947	7,618	7,506
Cost of sales	(5,173)	(5,022)	(4,940)
of which:
Distribution costs	(784)	(796)	(811)
Production costs	(986)	(972)	(933)
Raw and packaging materials and goods purchased for resale	(3,127)	(2,977)	(2,949)
Other	(276)	(277)	(247)
Gross profit	2,774	2,596	2,566

	2024	2023	2022
	(€ million)
Selling, general and administrative expenses	(1,810)	(1,742)	(1,693)
of which: Research and development	(92)	(92)	(95)
Acquisition and disposal related costs(a)	(64)	(50)	(14)
Restructuring costs(b)	(137)	(74)	(108)
Other	1	12	(14)
Operating profit	764	742	737

(a)
2024 includes the charge relating to the Ice Cream separation. 2023 included a charge of €38 million related to the revaluation of the earnout liability of Yasso.

(b)
2024 includes restructuring costs of €54 million relating to the Ice Cream separation, and a cost of €16 million (2023: €18 million, 2022: €nil) for supply chain optimisation projects. 2022 restructuring costs consist of various strategic organisational change programmes, such as Compass reorganisation.

Exchange gains and losses within operating costs in 2024 are €3 million gain (2023: €13 million loss; 2022: €16 million loss).
4   Employees
4A.   Staff and management costs
	Notes	2024	2023	2022
		(€ million)
Staff costs
Wages and salaries		638	655	626
Social security costs		77	80	78
Other pension costs	4B	42	44	40
Share-based compensation costs	4C	32	20	18
		789	799	762
	2024	2023
Average number of employees during the year
The Americas	5,031	5,019
Europe and ANZ	4,758	4,614
Rest of World	4,093	4,050
	13,882	13,683
In addition to the dedicated Ice Cream employees above, approximately 4,700 FTE equivalent in 2024 (2023: 4,300) were allocated to Ice Cream from Unilever. On a go forward basis, these employees will be replaced by a combination of TSA services from Unilever or recruitment of new staff to the Ice Cream Business.
The Ice Cream Business was not a separate business group within Unilever prior to the Project Compass reorganisation on 1 July 2022 and therefore average employee numbers have not been disclosed for this year.

Key management are defined as the members of the Ice Cream Executive Team.
	Notes	2024	2023	2022
		(€ million)
Key management compensation(a)
Salaries and short-term employee benefits		16	9	5
Share-based benefits		4	1	—
		20	10	5

(a)
Key compensation in 2022 relates to compensation subsequent to 1 July, 2022 after the formation of the Ice Cream Business Leadership Team.

4B.   Pensions and similar obligations
For defined benefit plans, operating and finance costs are recognised separately in the income statement. The amount charged to operating cost in the income statement is the cost of accruing benefits promised to employees over the year for defined benefit plans or contributions paid for defined contribution plans. In addition, there are also plan administration costs and costs and/or credits arising from one-off events such as past service benefit changes, settlements and curtailments. These one-off events are fully recognised as they occur in operating cost. The amount charged or credited to finance costs is broadly calculated by applying the liability interest rate to the defined benefit deficit or surplus at the prior year end. Any differences between the expected interest on assets and the actual return achieved by the pension fund, and any changes in the liabilities over the year due to changes in financial and demographic assumptions or experience within the plans, are recognised immediately in the combined carve-out statement of comprehensive income at the end of the year.
Charges to the income statement which are shown in these accounts are split between (i) defined benefit plans which are specific to the Ice Cream Business or where the liability is linked to Ice Cream employees expected to transfer with DB obligations, both of which are recorded on the combined carve-out balance sheet, and (ii) defined contribution and other defined benefit plans (i.e. plans which are not recorded on the combined carve-out balance sheet). The income statement charge includes pension charges for dedicated Ice Cream employees and an allocation based on revenue for other employees. The finance cost shown in the income statement is only for the defined benefit plans for which the Ice Cream Business has a liability.
For defined benefit plans for which the Ice Cream Business has a liability or when the legal liability is linked to and follows the Ice Cream employee, balance sheet surplus or deficit comprises the total of the estimated market value of plan assets less the present value of the defined benefit liabilities. Liabilities relating to the Ice Cream Business are calculated using a discount rate based on high-quality corporate bonds, or government bonds where there is no active corporate bond market, adjusted for irrecoverable surpluses.
For defined benefit plans for which the Ice Cream Business has no liability, no assets or liabilities are recognised on the balance sheet.
All defined benefit plans are subject to regular actuarial review using the projected unit method by external consultants.
For defined contribution plans, the charges to the income statement are the Ice Cream Business’s contributions payable in accordance with the plan rules in each country. The Ice Cream Business’s obligation is limited to the contributions paid into the plans.
Description of plans
Unilever operates defined contribution plans. The assets are held in external funds and do not impact Unilever’s balance sheet. Unilever’s obligation in respect of these plans is limited to the amount that it is required to contribute to the fund for employees in accordance with the plan rules in each country. Employees then receive the accumulated balance of these contributions or an equivalent benefit when they retire. Some of the employees of the Ice Cream Business are members of such defined contribution schemes. These plans have been set up according to the relevant requirements of each country.

In certain countries, Unilever operates defined benefit pension plans together with other post-employment benefits. The pension payable at retirement is typically based on employee pensionable remuneration and length of service. Benefits are determined by the plan rules and are linked to inflation in some countries. Some defined benefit plans for which the Ice Cream Business has a liability are unfunded and include jubilee awards, long term service awards, retirement bonus plans, gratuity plans, and retirement indemnities. There are also several funded pension plans. The country for which the Ice Cream business has the most significant defined benefit liabilities held on the combined carve-out balance sheet is Germany. No assets or liabilities are recognised in these combined carve-out financial statements for defined benefit plans for which the Ice Cream Business is expected to have no liability going forward.
The combined carve-out financial statements have been prepared based on the defined benefit plan assets and liabilities that are currently expected to transfer.
In Germany, employees who joined Unilever prior to 2009 have historically been provided with pension benefits on a defined benefit basis, referred to as pre-transition plans. Future accrual of benefits in these plans ended in 2013, and a defined contribution replacement has been provided, but with a minimum return guarantee, referred to as Unilever Pensions System. Benefits for post-2009 joiners are also provided via Unilever Pensions System. Pension plans are funded through a combination of Pensionskasse Berolina VVaG, an insurance vehicle regulated by the BaFin, and a trust, known as the Unilever Pensions Treuhand e.V. (CTA arrangement). There is a legal requirement for Pensionskasse Berolina VVaG to always be fully funded. Up to certain tax limits, benefits are funded via Pensionskasse Berolina VVaG, while benefits above tax limits are funded via the CTA. There is an agreement with works council in place that Unilever Pensions System benefits above tax limits and the Unilever Zusatz Rente (UZR) benefits need to be fully funded via the CTA. Total liability for Germany is split as 10% actives, 18% deferred and 72% retirees and surviving dependents.
Assumptions
Assumptions under IAS 19 are set by reference to market conditions at the valuation date with the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. For the purposes of the combined carve-out financial statements, assumptions are set in line with those used at the Unilever Group reporting level.
The following table shows the assumptions, weighted by liabilities, used to value the defined benefit pension liabilities and other post-employment benefit liabilities.
	31 December
	2024		2023
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Discount rate	4.2%	5.4%	4.1%	5.3%
Inflation	2.7%	n/a	3.0%	n/a
Rate of increase in salaries	3.6%	4.5%	3.7%	3.8%
Rate of increase for pensions in payment (where provided)	2.7%	n/a	2.9%	n/a
	31 December 2022		1 January 2022
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Discount rate	4.3%	4.9%	1.4%	3.0%
Inflation	2.9%	n/a	2.1%	n/a
Rate of increase in salaries	3.6%	3.7%	3.0%	3.3%
Rate of increase for pensions in payment (where provided)	2.8%	n/a	2.0%	n/a

	Germany defined benefit pension plans
	31 December			1 January
	2024	2023	2022	2022
Discount rate	3.4	3.2	3.7	1.1
Inflation	2.0	2.1	2.2	1.9
Rate of increase in salaries	2.8	2.8	2.8	2.8
Rate of increase for pensions in payment (where provided)	2.0	2.1	2.2	1.9
Number of years a current pensioner is expected to live beyond age 65:
Men	21.6	21.6	21.6	21.6
Women	23.9	23.9	23.9	23.9
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	21.6	21.6	21.6	21.6
Women	23.9	23.9	23.9	23.9
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. For Germany, the years of life expectancy have been translated from the non-generational Berolina 2021 table.
Income statement
	2024	2023	2022
	(€ millions)
The charge to the income statement comprises:
Charged to operating profit: (including regular and special events)
Defined benefit pension and other benefit plans which will transfer	9	8	9
Defined benefit plans and other benefit plans which will not transfer and defined contribution	33	36	31
Total operating cost	42	44	40
Finance cost for defined benefit plans for which the Ice Cream Business has a liability	12	11	7
Net impact on the income statement (before tax)	54	55	47
Statement of comprehensive income
Amounts recognised in the statement of comprehensive income on the re-measurement of the net defined benefit liability relating to defined benefit plans for which the Ice Cream Business has a liability.
	2024	2023	2022
	(€ millions)
Return on plan assets excluding amounts included in net finance income/(cost)	52	44	(81)
Actuarial gain/(loss) arising from changes in demographic assumptions	3	—	—
Actuarial gain/(loss) arising from changes in financial assumptions	23	(8)	187
Experience loss arising on pension plan and other benefit plan liabilities	(30)	(30)	(33)
Actuarial loss due to change in irrecoverable surplus	(1)	(1)	(1)
Total of defined benefit gain recognised in other comprehensive income	47	5	72
Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date in relation to defined benefit plans for which the Ice Cream Business has a liability were:

	2024			2023
	Defined benefit pension plans	Other post- employment benefit plans	Total	Defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Fair value of assets	725	—	725	655	—	655
Present value of liabilities	(803)	(17)	(820)	(806)	(16)	(822)
Surplus restriction(b)	(3)	—	(3)	(2)	—	(2)
Net pension liabilities	(81)	(17)	(98)	(153)	(16)	(169)
Pension liability net of assets
Of which in respect of:
Funded plans in surplus:
Liabilities	(8)	—	(8)	(4)	—	(4)
Assets	11	—	11	6	—	6
Surplus restriction	(3)	—	(3)	(2)	—	(2)
Aggregate surplus	—	—	—	—	—	—
Funded plans in deficit:
Liabilities	(720)	—	(720)	(725)	—	(725)
Assets	714	—	714	649	—	649
Aggregate deficit	(6)	—	(6)	(76)	—	(76)
Unfunded plans:
Pension liability	(75)	(17)	(92)	(77)	(16)	(93)
	2022			1 January 2022
	Defined benefit pension plans	Other post- employment benefit plans	Total	Defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Fair value of assets(a)	595	—	595	674	—	674
Present value of liabilities	(790)	(16)	(806)	(964)	(19)	(983)
Surplus restriction(b)	(1)	—	(1)	—	—	—
Net pension liabilities	(196)	(16)	(212)	(290)	(19)	(309)
Pension liability net of assets
Of which in respect of:
Funded plans in surplus:
Liabilities	(4)	—	(4)	(3)	—	(3)
Assets	5	—	5	4	—	4
Surplus restriction	(1)	—	(1)	—	—	—
Aggregate surplus	—	—	—	1	—	1
Funded plans in deficit:
Liabilities	(690)	—	(690)	(897)	—	(897)
Assets	591	—	591	670	—	670
Aggregate deficit	(99)	—	(99)	(227)	—	(227)
Unfunded plans:
Pension liability	(96)	(16)	(112)	(64)	(19)	(83)

(a)
At 31 December 2022, there is €1m difference between the total fair value of assets and the sum of the subtotals. This difference is due to rounding. This €1m rounding difference also impacts the net pension liabilities.

(b)
A surplus is deemed recoverable to the extent that the Unilever Group is able to benefit economically from the surplus. The Ice Cream Business assesses the maximum economic benefit available through a combination of refunds and reductions in future contributions in accordance with local legislation and individual financing arrangements with each of the funded defined benefit plans.

Reconciliation of liabilities
Movements in liabilities over the year:
	2024				2023
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	(721)	(85)	(16)	(822)	(686)	(104)	(16)	(806)
Current service cost	(4)	(4)	(1)	(9)	(4)	(4)	(1)	(9)
Administration expenses	(1)	—	—	(1)	—	—	—	—
Interest cost	(27)	(10)	(1)	(38)	(24)	(7)	(1)	(32)
Actuarial gain arising from changes in demographic assumptions	—	3	—	3	—	—	—	—
Actuarial gain/(loss) arising from changes in financial assumptions	14	9	—	23	(18)	10	—	(8)
Actuarial loss arising from experience adjustments	(18)	(12)	—	(30)	(26)	(3)	(1)	(30)
Benefit payments(a)	41	9	1	51	37	5	3	45
Currency retranslation	—	3	—	3	—	18	—	18
End of reporting period	(716)	(87)	(17)	(820)	(721)	(85)	(16)	(822)
	2022
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	(891)	(73)	(19)	(983)
Current service cost	(6)	(4)	(1)	(11)
Past service costs including gain on curtailments	—	1	—	1
Interest cost	(10)	(4)	(1)	(15)
Actuarial gain/(loss) arising from changes in financial assumptions	203	(19)	3	187
Actuarial gain/(loss) arising from experience adjustments	(17)	(17)	1	(33)
Benefit payments(a)	35	5	1	41
Currency retranslation	—	7	—	7
End of reporting period	(686)	(104)	(16)	(806)

(a)
Benefits payments disclosed are higher in the reconciliation of liabilities compared with the reconciliation of assets. The difference represents €10m (€8m and €5m) of cash payments in FY24 (FY23 and FY22) made by the Ice Cream Business to unfunded defined benefit pension and other post-employment benefit plans.

Reconciliation of assets
Movements in assets over the year:
	2024				2023
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	646	9	—	655	587	8	—	595
Employee contributions	1	—	—	1	1	—	—	1
Actual loss on plan assets (excluding net finance income/charge)	47	5	—	52	43	1	—	44
Interest income	26	—	—	26	21	—	—	21
Employer contributions	32	—	—	32	31	—	—	31
Benefit payments(a)	(41)	—	—	(41)	(37)	—	—	(37)
End of reporting period	711	14	—	725	646	9	—	655
	2022
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	666	8	—	674
Employee contributions	1	—	—	1
Actual loss on plan assets (excluding net finance income/charge)	(81)	—	—	(81)
Interest income	8	—	—	8
Employer contributions	28	1	—	29
Benefit payments(a)	(35)	(1)	—	(36)
End of reporting period	587	8	—	595

(a)
Benefits payments disclosed are higher in the reconciliation of liabilities compared with the reconciliation of assets. The difference represents €10m (€8m and €5m) of cash payments in FY24 (FY23 and FY22) made by the Ice Cream Business to unfunded defined benefit pension and other post-employment benefit plans.

Reconciliation of (deficit)/surplus
Movements in (deficit)/surplus during the year:
	2024				2023
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	(75)	(78)	(16)	(169)	(99)	(97)	(16)	(212)
Current service cost	(4)	(4)	(1)	(9)	(4)	(4)	(1)	(9)
Administration expenses	(1)	—	—	(1)	—	—	—	—
Employee contributions	1	—	—	1	1	—	—	1
Actual gain on plan assets (excluding net finance income/charge)	47	5	—	52	43	1	—	44
Change in irrecoverable surplus	—	(1)	—	(1)	—	(1)	—	(1)
Interest cost	(27)	(10)	(1)	(38)	(24)	(7)	(1)	(32)
Interest income	26	—	—	26	21	—	—	21
Actuarial gain arising from changes in demographic assumptions	—	3	—	3	—	—	—	—
Actuarial gain/(loss) arising from changes in financial assumptions	14	9	—	23	(18)	10	—	(8)
Actuarial gain/(loss) arising from experience adjustments	(18)	(12)	—	(30)	(26)	(3)	(1)	(30)
Employer contributions	32	—	—	32	31	—	—	31
Benefit payments	—	9	1	10	—	5	3	8
Currency retranslation	—	3	—	3	—	18	—	18
End of reporting period	(5)	(76)	(17)	(98)	(75)	(78)	(16)	(169)
	2022
	Germany defined benefit pension plans	Other defined benefit pension plans	Other post- employment benefit plans	Total
	(€ millions)
Beginning of reporting period	(225)	(65)	(19)	(309)
Current service cost	(6)	(4)	(1)	(11)
Employee contributions	1	—	—	1
Past service costs including gain on curtailments	—	1	—	1
Actual loss on plan assets (excluding net finance income/charge)	(81)	—	—	(81)
Change in irrecoverable surplus	—	(1)	—	(1)
Interest cost	(10)	(4)	(1)	(15)
Interest income	8	—	—	8
Actuarial gain/(loss) arising from changes in financial assumptions	203	(19)	3	187
Actuarial gain/(loss) arising from experience adjustments	(17)	(17)	1	(33)
Employer contributions	28	1	—	29
Benefit payments	—	4	1	5
Currency retranslation	—	7	—	7
End of reporting period	(99)	(97)	(16)	(212)

Reconciliation of irrecoverable surplus
Movements in irrecoverable surplus during the year relate to Switzerland:
	2024	2023	2022
	Defined benefit pension plans	Defined benefit pension plans	Defined benefit pension plans
	(€ millions)
Irrecoverable surplus at Beginning of reporting period	(2)	(1)	—
Change in irrecoverable surplus	(1)	(1)	(1)
Irrecoverable surplus at End of reporting period	(3)	(2)	(1)
Sensitivities
The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:
		Change in liabilities
		2024		2023		2022
	Change in assumption	Germany	Total	Germany	Total	Germany	Total
Discount rate	Increase by 0.5%	(4.8)%	(4.6)%	(4.7)%	(4.6)%	(4.9)%	(4.8)%
Inflation	Increase by 0.5%	4.4%	4.1%	4.3%	4.2%	4.3%	4.3%
Life expectancy	Increase by 1 year	4.3%	4.2%	4.2%	4.1%	4.2%	4.1%
A decrease in each assumption would have a comparable and opposite impact on liabilities. The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period and may not be representative of the actual change. It is based on a change in the key assumption while holding all other assumptions constant. When calculating the sensitivity to the assumption, the same method used to calculate the liability recognised in the balance sheet has been applied.
Cash flow
The Ice Cream Business cash flow in respect of defined benefit pension plans and other post-employment benefits comprise of contributions paid into funded plans and benefits paid in respect of unfunded plans. The table below sets out these amounts:
	2025 Estimate	2024	2023	2022
	(€ millions)
Company contributions to funded plans:
Defined benefit pension plans	33	32	31	29
Benefits paid by the company in respect of unfunded plans:
Defined benefit pension plans	9	9	5	4
Other post-employment benefit plans	1	1	3	1
Total cash payments (excluding defined contribution and non-transferring plans)	43	42	39	34
The Ice Cream Business’ funding policy is to periodically review the contributions made to the plans while taking account of local legislation.

Plan assets — Germany
Plan assets in Germany represent 98% of total pension assets. The group of plans with assets excluded from the tables below are not material.
	31 December			1 January
	2024	2023	2022	2022
Total Pension Plan Assets	100%	100%	100%	100%
Equities Total	25%	42%	39%	42%
Europe	11%	16%	16%	17%
North America	12%	17%	15%	16%
Other	2%	9%	8%	9%
Fixed Income Total	59%	42%	43%	44%
Government bonds	24%	9%	10%	10%
Investment grade corporate bonds	18%	16%	16%	17%
Other fixed income	17%	17%	17%	17%
Private Equity	1%	1%	1%	1%
Property and Real Estate	12%	12%	14%	11%
Other	3%	3%	3%	2%
Total Assets	100%	100%	100%	100%
The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity and property and real estate are not based on quoted market prices in active markets. Properties are externally and independently appraised on the basis of an open market value per professional market standards. The value of an investment holding in a property fund is typically the net asset value provided to an investor. Assets included in the Other category are infrastructure fund, cash and insurance contracts.
No Unilever securities were held at 31 December 2024, 31 December 2023, 31 December 2022, or 1 January 2022, and no property was occupied by Unilever.
4C.   Share-based compensation plans
The fair value of awards at grant date is calculated using observable market price. This value is expensed over their vesting period, with a corresponding credit to Net parent investment. The expense is reviewed and adjusted to reflect changes to the level of awards expected to vest, except where this arises from a failure to meet a market condition. Any cancellations are recognised immediately in the income statement.
As at 31 December 2024, 31 December 2023 and 31 December 2022 Unilever had share-based compensation plans in the form of performance shares and other share awards. The employees of the Ice Cream Business participated in the Unilever performance share plans. Costs related to participating employees are allocated to the Ice Cream Business. In addition, the Ice Cream Business also received an allocation of share-based compensation charges with respect to corporate employees of Unilever.
The charge to income statement related to equity-settled share-based compensation plan is €32 million (2023: €20 million, 2022: €18 million).
Performance share plans
Performance share awards are made in respect of Unilever’s Performance Share Plan (PSP). Awards for Management Co-Investment Plan (MCIP) were last made in 2020 and vested in 2024. No further MCIP awards will be made. The awards of each plan will vest between 0% and 200% of grant level, subject to the level of satisfaction of performance measures (limits for Executive Directors may vary).
The MCIP allowed Unilever’s managers (including Ice Cream Business managers) to invest up to 100% of their annual bonus (a minimum of 33% and maximum of 67% for Executive Directors) in shares in Unilever, and to receive a corresponding award of performance-related shares. From 2021, under the PSP, Unilever’s managers (including Ice Cream Business managers) receive annual awards of PLC shares. The performance measures for MCIP are underlying sales growth, underlying EPS growth, underlying return on invested capital, sustainability progress index and for PSP are percentage business winning, free cash flow, underlying return on invested capital and sustainability progress index. MCIP awards made vest after 4 years, while PSP awards vest after 3 years. In 2024, the Unilever Group modified the PSP scheme to only eligible employees. The performance measures for PSP awards from 2024 are underlying sales growth, underlying return on invested capital, relative total shareholder return and sustainability progress index.
Annual Share Plans (ASP)
From 2024, under the Annual Share Plan (ASP) award, eligible employees receive Unilever PLC shares which will vest after 3 years and are not subject to any performance conditions.
Share award value information	2024	2023	2022
	(€)
Fair value per share award during the year	46	46	42
At the point of the Transaction, Ice Cream employees will cease to build up new entitlements under Unilever performance share plans and other share awards. They will retain Unilever awards on a pro rata basis up to the date of demerger and the Ice Cream Business will make awards under its own share plans from that date onwards. In respect of the retained awards in Unilever performance share plans and other share awards, Ice Cream Business employees will be treated on the same basis as ongoing Unilever employees.
5   Net finance costs
Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations.
Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities. This includes interest on lease liabilities which represents the unwind of the discount rate applied to lease liabilities.
Borrowing costs are recognised based on the effective interest method.
	Note	2024	2023	2022
		(€ million)
Net finance costs
Finance costs		(7)	(10)	(29)
Bank loans and overdrafts		(3)	(2)	(1)
Interest on bonds and other loans		(3)	(1)	(1)
Interest on lease liabilities		(7)	(7)	(5)
Gain/(loss) on remeasurement of put option	13B	6	—	(22)
Pensions and similar obligations		(12)	(11)	(7)
Finance income		2	1	1
		(17)	(20)	(35)
6   Taxation
6A.   Income tax
Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or Net parent investment. See note 1 for further detail on the estimation of the tax charge for the purposes of these financial statements.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.
Total tax in the combined carve-out income statement will differ from the income tax paid in the combined carve-out cash flow statement primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date.
Both income statement tax movements and balance sheet amounts relating to Ice Cream dedicated entities have been included in the carve out financial statements in line with amounts reported in the full Unilever Group financial statements.
Legal entities with both Ice Cream and non-Ice Cream related operations have been aggregated by jurisdiction for the purposes of calculating tax movements and balances. Amounts included in the income statement have been calculated by applying an Ice Cream adjusted jurisdictional effective tax rate to the carve out pre-tax result for these entities within that jurisdiction. Amounts included on the balance sheet in respect of deferred tax have been calculated either by reference to the proportion of the pre-tax assets or liabilities that give rise to the associated deferred item or applying the appropriate statutory jurisdictional tax rate to the pre-tax asset or liability carrying value. No current tax balances have been included for entities with both Ice Cream and non-Ice Cream operations on the basis that the legal obligation to settle will remain with the existing Unilever Group, unless the legal entity is transferring.
The Ice Cream Business is subject to taxation in the many countries in which it operates. The tax legislation of these countries differs, is often complex and is subject to interpretation by management and the Government authorities. These matters of judgement give rise to the need to create provisions for tax payments that may arise in future years with respect to transactions already undertaken. Provisions take into account the circumstances of each case, including the strength of technical arguments, recent case law decisions or rulings on similar issues and relevant external advice. Provisions are estimated based on one of two methods, the expected value method (the sum of the probability weighted amounts in a range of possible outcomes) or the single most likely amount method, depending on which is expected to better predict the resolution of the uncertainty.
	2024	2023	2022
	(€ million)
Tax charge in income statement
Current tax
Current year	168	220	114
Over/(under) provided in prior years	(31)	22	(7)
	137	242	107
Deferred tax
Origination and reversal of temporary differences	15	(38)	66
Changes in tax rates	—	(1)	—
Movement on unrecognised deferred tax	—	—	—
	152	203	173
The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Ice Cream Business companies, and the actual rate of taxation charged is as follows:
Reconciliation of effective tax rate	2024	2023	2022
	(%)
Computed rate of tax(a)	25.1	25.2	24.4
Differences between computed rate of tax and effective tax rate due to:
Incentive tax credits	(2.3)	(2.7)	(3.6)
Expenses not deductible for tax purposes	0.8	2.1	1.4

Reconciliation of effective tax rate	2024	2023	2022
	(%)
Impact of withholding tax	1.2	1.0	(0.2)
Income tax reserve adjustments – current and prior year	—	1.6	(2.0)
Transfer to/(from) unrecognised deferred tax assets	—	—	(0.1)
Other(b)	(4.5)	1.2	4.7
Effective tax rate	20.3	28.4	24.6

(a)
The computed tax rate used is the average of the standard rate of tax applicable in the countries in which the Ice Cream Business operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.

(b)
Other includes the impact of audit settlements and prior year true-ups, as well as the impact of hyperinflation related to Turkey. In 2024 there are significant favourable settlements and true-ups, compared with adverse impacts in prior periods.

The Ice Cream Business’s tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense.
The Ice Cream Business’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation and still to be determined tax reform proposals in the EU, Switzerland and the continuing OECD international tax reform work, as well as the impact of acquisitions, disposals and the future legal structure of the Ice Cream Business.
Pillar Two legislation applies to the Ice Cream Business for 2024. No Pillar Two top-up tax has been accrued within the 2024 tax charge on the basis that the impact is immaterial.
6B.   Deferred tax
Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Ice Cream Business. Certain temporary differences are not provided for as follows:
(d)
goodwill not deductible for tax purposes;

(e)
the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

(f)
differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted, or substantively enacted, at the year end.
The Ice Cream Business has applied the exemption to not recognise or disclose any deferred tax related to Pillar Two income taxes.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. A deferred tax asset is recognised in respect of tax losses only to the extent that they are directly attributable to dedicated Ice Cream legal entities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The table below summarises the deferred tax position determined after appropriate jurisdictional offsetting as is presented in the combined carve-out balance sheet at each balance sheet date:

	31 December			1 January
Deferred tax	2024	2023	2022	2022
	(€ million)
Deferred tax asset	130	151	150	212
Deferred tax liability	(298)	(257)	(217)	(187)
Net deferred tax asset/(liability)	(168)	(106)	(67)	25
The movements in the deferred tax position are analysed below:
	As at 1 January 2024	Income statement	Other	As at 31 December 2024
	(€ million)
Movements in 2024
Pensions and similar obligations	66	(2)	(6)	58
Provisions and accruals	33	—	(1)	32
Goodwill and intangible assets	(175)	(8)	(8)	(191)
Accelerated tax depreciation	(120)	14	(5)	(111)
Tax losses	79	(18)	(9)	52
Other	8	(1)	(17)	(10)
Lease Liability	42	(5)	—	37
Right of use asset	(39)	5	(1)	(35)
	(106)	(15)	(47)	(168)
	As at 1 January 2023	Income statement	Other	As at 31 December 2023
	(€ million)
Movements in 2023
Pensions and similar obligations	71	(3)	(2)	66
Provisions and accruals	40	(9)	2	33
Goodwill and intangible assets	(71)	(4)	(100)	(175)
Accelerated tax depreciation	(172)	54	(2)	(120)
Tax losses	58	(3)	24	79
Other	7	3	(2)	8
Lease Liability	37	3	2	42
Right of use asset	(37)	(2)	—	(39)
	(67)	39	(78)	(106)
	As at 1 January 2022	Income statement	Other	As at 31 December 2022
	(€ million)
Movements in 2022
Pensions and similar obligations	113	(2)	(40)	71
Provisions and accruals	49	(9)	—	40
Goodwill and intangible assets	(60)	(14)	3	(71)
Accelerated tax depreciation	(139)	(40)	7	(172)
Tax losses	53	5	—	58

	As at 1 January 2022	Income statement	Other	As at 31 December 2022
	(€ million)
Other	10	(5)	2	7
Lease Liability	41	(4)	—	37
Right of use asset	(42)	3	2	(37)
	25	(66)	(26)	(67)

As the Ice Cream Business is not a separate legal group and has not previously prepared standalone financial statements, it is not possible to prepare or disclose an analysis of deferred tax attributable to various components of Net parent investment. The net liabilities of the Ice Cream Business are represented by the cumulative investment of Unilever in the Ice Cream Business and disclosed as Net parent investment. Therefore, there are no deferred tax liabilities recognised in respect of the aggregate amount of temporary differences associated with undistributed Ice Cream Business earnings.
The table below shows the gross deferred tax position determined before jurisdictional netting:
	2024
Deferred tax assets and liabilities	Assets	Liabilities	Total
	(€ million)
Pensions and similar obligations	59	(1)	58
Provisions and accruals	32	—	32
Goodwill and intangible assets	8	(199)	(191)
Accelerated tax depreciation	11	(122)	(111)
Tax losses	52	—	52
Other	10	(20)	(10)
Lease Liability	37	—	37
Right of use asset	—	(35)	(35)
	209	(377)	(168)
Of which deferred tax to be recovered/(settled) after more than 12 months	158	(355)	(197)
	2023
Deferred tax assets and liabilities	Assets	Liabilities	Total
	(€ million)
Pensions and similar obligations	67	(1)	66
Provisions and accruals	38	(5)	33
Goodwill and intangible assets	9	(184)	(175)
Accelerated tax depreciation	8	(128)	(120)
Tax losses	79	—	79
Other	8	—	8
Lease Liability	42	—	42
Right of use asset	—	(39)	(39)
	251	(357)	(106)
Of which deferred tax to be recovered/(settled) after more than 12 months	185	(331)	(146)

	2022
Deferred tax assets and liabilities	Assets	Liabilities	Total
	(€ million)
Pensions and similar obligations	72	(1)	71
Provisions and accruals	43	(3)	40
Goodwill and intangible assets	10	(81)	(71)
Accelerated tax depreciation	5	(177)	(172)
Tax losses	58	—	58
Other	7	—	7
Lease Liability	37	—	37
Right of use asset	—	(37)	(37)
	232	(299)	(67)
Of which deferred tax to be recovered/(settled) after more than 12 months	188	(279)	(90)
	1 January 2022
Deferred tax assets and liabilities	Assets	Liabilities	Total
	(€ million)
Pensions and similar obligations	114	(1)	113
Provisions and accruals	49	—	49
Goodwill and intangible assets	11	(71)	(60)
Accelerated tax depreciation	7	(146)	(139)
Tax losses	53	—	53
Other	10	—	10
Lease Liability	41	—	41
Right of use asset	—	(42)	(42)
	285	(260)	25
Of which deferred tax to be recovered/(settled) after more than 12 months	235	(246)	(11)
The Ice Cream Business had unused tax losses in Brazil of €27 million (Brazil and Czech Republic of 2023: €32 million, 2022: €39 million, 1 January 2022: €29 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of these unused tax losses, as it is not probable that there will be future taxable profits within the entity against which the losses can be utilised. There is no expiry date for these losses.
6C.   Tax on other comprehensive income
Income tax is recognised in Other comprehensive income for items recognised directly in Net parent investment.

Tax effects directly recognised in Other comprehensive income were as follows:
	2024			2023			2022
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
	(€ million)
Cash flow hedges	106	(18)	88	3	(1)	2	(12)	3	(9)
Remeasurements of defined benefit pension plans	45	(7)	38	5	(5)	—	72	(40)	32
Currency retranslation gain/(loss)	137	—	137	(50)	—	(50)	153	—	153
	288	(25)	263	(42)	(6)	(48)	213	(37)	176
7   Goodwill and intangible assets
Goodwill
Goodwill is initially recognised based on the accounting policy for business combinations (see note 19). Goodwill is subsequently measured at cost less amounts provided for impairment. Goodwill acquired in a business combination is assessed to determine whether new cash generating units (“CGUs”) are created, and if not, is allocated to the Ice Cream Business’s CGUs in line with the structure detailed below. These might not always be the same as the CGUs that include the assets and liabilities of the acquired business.
Intangible assets
Separately purchased intangible assets are initially measured at cost, being the purchase price as at the date of acquisition. On acquisition of new interests in Ice Cream companies, the Ice Cream Business recognises any specifically identifiable intangible assets separately from goodwill. These intangible assets are initially measured at fair value as at the date of acquisition.
Expenditure to support development of internally produced intangible assets is recognised in profit or loss as incurred.
Indefinite-life intangible assets mainly comprise acquired brands, for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of the brands and the level of marketing support. These assets are not amortised but are subject to a review for impairment annually, or more frequently if events or circumstances indicate this is necessary. Any impairment is charged to the income statement as it arises.
Finite-life intangible assets mainly comprise software, trademarks, licenses, and technology. These assets are amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter. None of the amortisation periods exceeds ten years.
Cash generating units
The Ice Cream Business’s assets are grouped into CGUs which are the smallest identifiable group of assets that generates largely independent cash inflows. These CGUs are aligned with the Ice Cream Business’s organisation structure of four Business Units.
Impairment review
The impairment test is performed by comparing the carrying value of the CGUs with their recoverable value. The recoverable value is primarily based on value in use but also considers fair value less costs of disposal where relevant. Any impairment is charged to the income statement as it arises.

	Goodwill	Indefinite-life intangibles(a)	Finite-life intangible assets		Total
Movements during 2024			Software	Other
	(€ million)
Cost
1 January 2024	558	743	14	19	1,334
Currency retranslation	27	41	—	—	68
31 December 2024	585	784	14	19	1,402
Accumulated amortisation and Impairment
1 January 2024	—	—	(14)	(8)	(22)
Amortisation/impairment for the year	—	—	—	(2)	(2)
31 December 2024	—	—	(14)	(10)	(24)
Net book value 31 December 2024	585	784	—	9	1,378
	Goodwill	Indefinite-life intangibles(a)	Finite-life intangible assets		Total
Movements during 2023			Software	Other
	(€ million)
Cost
1 January 2023	272	369	14	19	674
Additions through business combinations(b)	299	389	—	—	688
Additions	—	—	—	2	2
Disposals and other movements	—	—	—	(2)	(2)
Currency retranslation	(13)	(15)	—	—	(28)
31 December 2023	558	743	14	19	1,334
Accumulated amortisation and Impairment
1 January 2023	—	—	(14)	(7)	(21)
Amortisation/impairment for the year	—	—	—	(2)	(2)
Disposals and other movements	—	—	—	1	1
31 December 2023	—	—	(14)	(8)	(22)
Net book value 31 December 2023	558	743	—	11	1,312
	Goodwill	Indefinite-life intangibles(a)	Finite-life intangible assets		Total
Movements during 2022			Software	Other
	(€ million)
Cost
1 January 2022	264	352	15	18	649
Additions	—	—	—	2	2
Disposals and other movements	—	—	(1)	(1)	(2)
Currency retranslation	8	17	—	—	25
31 December 2022	272	369	14	19	674
Accumulated amortisation and Impairment
1 January 2022	—	—	(14)	(5)	(19)
Amortisation/impairment for the year	—	—	—	(2)	(2)
31 December 2022	—	—	(14)	(7)	(21)
Net book value 31 December 2022	272	369	—	12	653

(a)
Within indefinite-life intangible assets there are three existing brands that have a significant carrying value: Yasso €408 million (2023: €384 million 2022: nil, 1 January 2022: nil), Talenti €144 million (2023: €135 million, 2022: €141 million, 1 January 2022: €132 million) and Ben & Jerry’s €125 million (2023: €117 million, 2022: €122 million, 1 January 2022: €115 million).

(b)
The fair value of goodwill and intangibles for acquisitions made in 2023. See note 19 for further details.

The goodwill and indefinite-life assets held in the CGUs shown below are considered significant within the total carrying amounts of goodwill and indefinite-life intangible:
	2024 CGUs	2023 CGUs	2022 CGUs	1 Jan 2022 CGUs
	Goodwill
	(€ million)
Europe and ANZ	136	136	138	138
Americas	449	422	134	126
Total CGUs	585	558	272	264
	2024 CGUs	2023 CGUs	2022 CGUs	1 Jan 2022 CGUs
	Indefinite-life intangible assets	Indefinite-life intangible assets	Indefinite-life intangible assets	Indefinite-life intangible assets
	(€ million)
Europe and ANZ	147	144	146	142
Americas	631	595	219	204
Total Significant CGUs	778	739	365	346
Others(a)	6	4	4	6
Total CGUs	784	743	369	352

(a)
Included within Others are individually insignificant amounts of indefinite-life intangible assets.

Key assumptions
In performing the annual impairment testing, the recoverable amount of each CGU has been calculated based on its value in use, estimated as the present value of projected future cash flows.
Projected cash flows include specific estimates for a period of five years. The growth rates and operating margins used to estimate cash flows for the five years are based on past performance and on the Ice Cream Business’s three-year strategic plan, de-risked to ensure reasonability and extended to years four and five. The growth rates used in this exercise for significant CGUs are set out below:
	For the year 2024
Significant CGUs	Europe and ANZ	Americas
Longer-term sustainable growth rates	1.3%	2.0%
Average near-term nominal growth rates	2.5%	3.0%
Discount rate	9.6%	9.8%

	For the year 2023
Significant CGUs	Europe and ANZ	Americas
Longer-term sustainable growth rates	1.1%	1.6%
Average near-term nominal growth rates	1.1%	3.2%
Discount rate	9.1%	9.3%
	For the year 2022
Significant CGUs	Europe and ANZ	Americas
Longer-term sustainable growth rates	2.4%	2.2%
Average near-term nominal growth rates	1.3%	3.5%
Discount rate	7.8%	8.0%
The estimated cash flows after year five are extrapolated using a longer-term sustainable growth rate, which is determined as the lower of the Ice Cream Business’s own three-year average growth projection and external forecasts for the relevant market.
In 2024, the projected cash flows are discounted using pre-tax discount rates. The discount rates are specific to each CGU and are determined based on the weighted average cost of capital, including a market and country risk premium.
There are no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount.
8   Property, plant and equipment
The Ice Cream Business’s property, plant and equipment is comprised of owned assets (note 8A) and leased assets (note 8B). Property, plant and equipment is measured at cost less depreciation and accumulated impairment losses.
Property, plant and equipment includes:
•
land and buildings related to factories and sites that were historically dedicated to the Ice Cream Business, including factories and sites that were sold or closed during the periods presented;

•
plant and machinery that is directly attributable to the Ice Cream Business on the factories and sites; and

•
cabinets that refrigerate Ice Cream.

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. If an indication of impairment exists, the asset’s recoverable amount is estimated and any impairment loss is charged to the income statement as it arises.
Owned assets
Owned assets are initially measured at historical cost. Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values and useful lives are reviewed at least annually. The review of residual values and useful lives have has taken into consideration the impacts of climate change and the actions the Ice Cream Business undertakes to mitigate and adapt against these climate-related risks and there is no material impact on the income statement for this year. Estimated useful lives by major class of assets are as follows:
• Leasehold land and buildings	40 years (or life of lease if less)
• Plant and equipment	2 – 20 years
• Freehold buildings (no depreciation on freehold land)	40 years

Leased assets
The cost of a leased asset is measured as the lease liability at inception of the lease contract and other direct costs less any incentives granted by the lessor. The Ice Cream Business has not capitalised leases which are less than 12 months or leases with low value assets. These mainly relate to IT equipment, office equipment, furniture and fittings and other peripheral items. When a lease liability is remeasured, the related lease asset is adjusted by the same amount.
Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.
	31 December			1 January
Property, plant and equipment	2024	2023	2022	2022
	(€ million)
Owned assets	2,223	2,087	2,106	1,974
Leased assets	132	147	140	164
Total	2,355	2,234	2,246	2,138
8A.   Owned assets
Movements during 2024	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2024	982	3,840	4,822
Additions	24	297	321
Disposals and other movements	(6)	(201)	(207)
Hyperinflationary adjustment	5	123	128
Currency retranslation	19	38	57
31 December 2024	1,024	4,097	5,121
Accumulated depreciation
1 January 2024	(384)	(2,351)	(2,735)
Depreciation charge for the year	(22)	(242)	(264)
Disposal and other movements	3	188	191
Hyperinflationary adjustment	(6)	(52)	(58)
Currency retranslation	(8)	(24)	(32)
31 December 2024	(417)	(2,481)	(2,898)
Net book value 31 December 2024(a)	607	1,616	2,223
Includes capital expenditures for assets under construction	10	26	36

Movements during 2023	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2023	954	3,842	4,796
Additions through business combinations	—	1	1
Additions	47	231	278
Disposals and other movements	(4)	(175)	(179)
Hyperinflationary adjustment	9	25	34
Currency retranslation	(24)	(84)	(108)
31 December 2023	982	3,840	4,822
Accumulated depreciation
1 January 2023	(371)	(2,319)	(2,690)
Depreciation charge for the year	(21)	(225)	(246)
Disposal and other movements	2	158	160
Hyperinflationary adjustment	(1)	(8)	(9)
Currency retranslation	7	43	50
31 December 2023	(384)	(2,351)	(2,735)
Net book value 31 December 2023(a)	598	1,489	2,087
Includes capital expenditures for assets under construction	8	21	29
Movements during 2022	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2022	834	3,632	4,466
Additions	65	228	293
Disposals and other movements	(7)	(235)	(242)
Hyperinflationary adjustment	49	217	266
Currency retranslation	13	—	13
31 December 2022	954	3,842	4,796
Accumulated depreciation
1 January 2022	(334)	(2,158)	(2,492)
Depreciation charge for the year	(21)	(230)	(251)
Disposal and other movements	6	205	211
Hyperinflationary adjustment	(17)	(135)	(152)
Currency retranslation	(5)	(1)	(6)
31 December 2022	(371)	(2,319)	(2,690)
Net book value 31 December 2022(a)	583	1,523	2,106
Includes capital expenditures for assets under construction	6	16	22

(a)
Includes €32 million (2023: €28 million, 2022: €31 million, 1 January 2022: €33 million) of freehold land.

The Ice Cream Business has commitments to purchase property, plant and equipment of €43 million (2023: €53 million, 2022: €45 million, 1 January 2022: €54 million).

8B.   Leased assets
Movements during 2024	Land and buildings	Plant and equipment	Total
	(€million)
Cost
1 January 2024	317	60	377
Additions	23	17	40
Disposals and other movements	(30)	(24)	(54)
Hyperinflationary adjustment	—	(1)	(1)
Currency retranslation	5	(3)	2
31 December 2024	315	49	364
Accumulated depreciation
1 January 2024	(195)	(35)	(230)
Depreciation charge for the year	(34)	(13)	(47)
Disposal and other movements	25	23	48
Currency retranslation	(3)	—	(3)
31 December 2024	(207)	(25)	(232)
Net book value 31 December 2024	108	24	132
Movements during 2023	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2023	332	59	391
Additions through business combinations	2	—	2
Additions	56	15	71
Disposals and other movements	(69)	(14)	(83)
Hyperinflationary adjustment	—	2	2
Currency retranslation	(4)	(2)	(6)
31 December 2023	317	60	377
Accumulated depreciation
1 January 2023	(215)	(36)	(251)
Depreciation charge for the year	(39)	(11)	(50)
Disposal and other movements	57	12	69
Hyperinflationary adjustment	—	(1)	(1)
Currency retranslation	2	1	3
31 December 2023	(195)	(35)	(230)
Net book value 31 December 2023	122	25	147
Movements during 2022	Land and buildings	Plant and equipment	Total
	(€ million)
Cost
1 January 2022	344	57	401
Additions	25	10	35
Disposals and other movements	(41)	(9)	(50)
Hyperinflationary adjustment	—	1	1

Movements during 2022	Land and buildings	Plant and equipment	Total
	(€ million)
Currency retranslation	4	—	4
31 December 2022	332	59	391
Accumulated depreciation
1 January 2022	(205)	(32)	(237)
Depreciation charge for the year	(40)	(12)	(52)
Disposal and other movements	32	8	40
Currency retranslation	(2)	—	(2)
31 December 2022	(215)	(36)	(251)
Net book value 31 December 2022	117	23	140

The Ice Cream Business’s leases mainly comprise land and buildings and plant and equipment. The Ice Cream Business leases land and buildings for manufacturing, warehouse facilities and office space and also subleases some of the properties under operating leases. The Ice Cream Business has leases for vehicles and equipment.
The Ice Cream Business has recognised in the income statement an expense of €9 million (2023: €12 million, 2022: €11 million) for short term leases.
During the year, the Ice Cream Business recognised income of €nil million (2023: €1 million, 2022: €1 million) from sublet properties.
The total cash outflow for leases were €46 million (2023: €52 million, 2022: €54 million).
Lease liabilities are shown in note 13.
9   Other non-current assets
	31 December			1 January
	2024	2023	2022	2022
	(€ million)
Long-term trade and other receivables(a)	26	60	67	39
Other non-current assets(b)	3	3	4	3
	29	63	71	42

(a)
Including indirect tax receivable where the Ice Cream Business does not have the contractual right to receive payment within 12 months.

(b)
Includes financial assets.

10   Inventories
Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.
	31 December			1 January
Inventories	2024	2023	2022	2022
	(€ million)
Raw materials and consumables	242	221	243	182
Finished goods and goods for resale	726	750	802	607
Total inventories	968	971	1,045	789
Provision for inventories	(48)	(56)	(54)	(38)
	920	915	991	751

Provision for inventories	2024	2023	2022
	(€ million)
1 January	56	54	38
Charge to income statement	16	23	32
Reduction/releases	(23)	(14)	(14)
Currency retranslation	(1)	(7)	(2)
31 December	48	56	54
Inventories with a value of €28 million (2023: €30 million, 2022: €18 million,1 January 2022: €16 million) are carried at net realisable value, this being lower than cost. During 2024, €32 million (2023: €53 million, 2022: €46 million) was charged to the income statement for damaged and lost inventories.
11   Trade and other current receivables
Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently, these assets are held at amortised cost, using the effective interest method and net of any impairment losses. Discounts payable to customers are shown as a reduction in trade receivables when there is a legal right and intent to settle them on a net basis.
The Ice Cream Business does not consider the fair values of trade and other receivables to be significantly different from their carrying values. Concentrations of credit risk with respect to trade receivables are limited due to the Ice Cream Business’s customer base being large and diverse. The Ice Cream Business’s historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Impairment for trade receivables is calculated for specific receivables with known or anticipated issues affecting the likelihood of recovery and for balances past due with a probability of default based on historical data as well as relevant forward-looking information.
	31 December			1 January
Trade and other current receivables	2024	2023	2022	2022
	(€ million)
Due within one year
Trade receivables	391	391	343	306
Prepayments and accrued income	22	36	90	4
Other receivables	222	110	141	100
Trading and other receivables due from Unilever	—	3	13	15
	635	540	587	425
Included within trade receivables are discounts due to the Ice Cream Business’s customers of €360 million (2023: €352 million, 2022: €321 million, 1 January 2022: €286 million). Other receivables comprises financial assets of €109 million (2023: €7 million, 2022: €9 million, 1 January 2022: €13 million) and non-financial assets of €113 million (2023: €103 million, 2022: €132 million,1 January 2022: €87 million). Financial assets include derivatives, royalty receivables, and employee advances. Non-financial assets mainly related to reclaimable sales tax of €95 million (2023: €83 million, 2022: €108 million, 1 January 2022: €66 million).
	31 December			1 January
Ageing of trade receivables	2024	2023	2022	2022
	(€ million)
Not overdue	355	364	301	276
Past due less than three months	30	29	43	33
Past due more than three months but less than six months	11	6	8	7
Past due more than six months but less than one year	3	4	1	4

	31 December			1 January
Ageing of trade receivables	2024	2023	2022	2022
	(€ million)
Past due more than one year	16	19	20	15
Total trade receivables	415	422	373	335
Impairment provision for trade receivables	(24)	(31)	(30)	(29)
	391	391	343	306

The total impairment provision includes €24 million (2023: €31 million, 2022: €30 million, 1 January 2022: €29 million) for current trade receivables, €1 million (2023: €1 million, 2022: €1 million,1 January 2022: €1 million) for other current receivables and €2 million (2023: €4 million, 2022: €1 million, 1 January 2022: €1 million) for non-current trade and other receivables.
Impairment provision for trade and other receivables	2024	2023	2022
	(€ million)
1 January	36	32	30
Charge to income statement	5	9	10
Reduction/releases	(11)	(7)	(8)
Currency retranslations	(3)	2	—
31 December	27	36	32
12   Trade payables and other liabilities
Trade payables
Trade payables are initially recognised at fair value less any directly attributable transaction costs. Trade payables are subsequently measured at amortised cost, using the effective interest method.
Other liabilities
Other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent measurement depends on the type of liability:
•
Accruals are subsequently measured at amortised cost, using the effective interest method.

•
Social security and sundry taxes are subsequently measured at amortised cost, using the effective interest method.

•
Deferred consideration is subsequently measured at fair value with changes in the income statement as explained below; and

•
Others are subsequently measured either at amortised cost, using the effective interest method or at fair value, with changes being recognised in the income statement.

Deferred consideration
Deferred consideration represents any payments to the sellers of a business that occur after the acquisition date. These typically comprise contingent consideration and fixed deferred consideration:
•
Fixed deferred consideration is a payment with a due date after acquisition that is not dependent on future conditions; and

•
Contingent consideration is a payment which is dependent on certain conditions being met in the future and is often variable.

All deferred consideration is initially recognised at fair value as at the acquisition date, which includes a present value discount. Subsequently, deferred consideration is measured to reflect the unwinding of discount on the liability, with changes recognised in finance cost within the income statement. In the balance sheet, it is remeasured to reflect the latest estimate of the achievement of the conditions on which the consideration is based; changes in value other than the discount unwind are recognised as acquisition and disposal-related costs in the income statement.
The Ice Cream Business does not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.
	31 December			1 January
Trade payables and other liabilities	2024	2023	2022	2022
	(€ million)
Current: due within one year
Trade payables	1,182	1,155	1,211	1,078
Accruals	471	469	497	468
Social security and sundry taxes	43	47	51	38
Deferred consideration	—	59	—	—
Others	124	95	104	99
Trade and other payables balances due to Unilever	(2)	1	1	7
	1,818	1,826	1,864	1,690
Non-current: due after more than one year
Accruals	3	3	6	6
Others	5	6	3	3
Total trade payables and other liabilities	8	9	9	9
	1,826	1,835	1,873	1,699
Included within trade payables and other liabilities are discounts due to customers of €319 million (2023: €354 million, 2022: €327 million, 1 January 2022: €284 million).
Included within others are IT, consulting services and VAT tax payable.
Deferred consideration
At 31 December 2023, the total balance of deferred consideration was €59 million, relating to contingent consideration from the Yasso acquisition, this was subsequently settled in 2024 at the same value in U.S. dollars. This contingent consideration payment was dependent on acquired businesses achieving contractually agreed financial targets (mainly relates to cumulative increases in revenue and adjusted profit measures) until 2023, with a maximum contractual amount of €90 million.
Supplier financing arrangements for trade payables
A number of suppliers elect to factor a portion of the receivables balance from the Ice Cream Business with financial institutions. In some instances, the Ice Cream Business provides suppliers and/or banks with visibility of invoices approved for payment, which helps suppliers receive cash from the bank before the invoice due date, if they choose to do so. Payment dates and terms for Unilever do not vary based on whether the supplier chooses to factor their receivable.
If a receivable is purchased by a third-party bank, that third-party bank does not benefit from additional security when compared to the security originally enjoyed by the supplier.
The Ice Cream Business evaluates these arrangements to assess if the payable holds the characteristics of a trade payable or should be classified as a financial liability. At 31 December 2024 and 31 December 2023, all such liabilities were classified as trade payables.

2024
Carrying amount of trade payables
Presented in trade and other payables (€ million)	254
of which suppliers have received payment from finance provider (€ million)	222
Range of payments due dates
Liabilities that are part of the arrangements (days)	180 days
Comparable trade payables that are not part of the arrangement (days)	180 days
In its liquidity assessment, the Ice Cream Business does not consider any supplier financing arrangements as these arrangements are non-recourse to the Ice Cream Business and supplier payment dates and terms for the Ice Cream Business do not vary based on whether the supplier chooses to use such financing arrangements.
13   Capital and funding
Net parent investment
As the Ice Cream Business is not a separate legal group and has not previously prepared standalone financial statements, it is not meaningful to disclose share capital or an analysis of reserves. The net assets of the Ice Cream Business are represented by the cumulative investment of Unilever in the Ice Cream Business and disclosed as Net parent investment.
Other reserves
Other reserves include the foreign currency translation reserve, the cash flow hedge reserve, and the remeasurement of defined benefit pension plans.
Share-based compensation
Unilever operates a number of share-based compensation plans involving options and awards of ordinary shares of Unilever PLC. The Ice Cream Business received an allocation of shared based compensation charges with respect to corporate employees of Unilever (note 4C).
Derivative financial instruments
The Ice Cream Business’s use of, and accounting for, derivative instruments is explained in note 14.
Dividends
The legal entities within the Ice Cream Business paid dividends to Unilever of €11 million in 2024 (2023: €nil and 2022: €nil).
Lease liabilities
Lease liabilities are initially measured at the present value of the lease payments that are not yet paid at the start of the lease term. This is discounted using an appropriate borrowing rate determined by the Ice Cream Business, where none is readily available in the lease contract. The lease liability is subsequently reduced by cash payments and increased by interest costs. The lease liability is remeasured when the Ice Cream Business assesses that there will be a change in the amount expected to be paid during the lease term.
13A.   Net parent investment
Basis of consolidation
The Magnum Ice Cream Company N.V. will become the majority shareholder of all transferring legal entities and will have control in all cases. Information in relation to these legal entities is provided in note 21 on page F-74.

Non-controlling interests
The Ice Cream Business includes a number of legal entities in which non-controlling interests exist. The share of third parties’ ownership interests in the Ice Cream Business combined carve-out balance sheet and combined carve-out income statement for these legal entities has been recognised and separately included. The most significant non-controlling interests are held in Indonesia and the Philippines.
Net parent investment
Transactions with Unilever are included within Net parent investment from the combined carve-out statements of changes in Net parent investment and within financing activities in the combined carve-out cash flow statement and represent the net effect of transactions between the Ice Cream Business and Unilever. The components of Net parent investment are as follows:
	2024	2023	2022
	(€ million)
Transactions with Unilever as reflected in the combined carve-out cash flow statement	(676)	7	(437)
Net monetary loss arising from hyperinflationary economies	—	10	2
Non-cash allocated depreciation and amortisation	63	59	67
Transactions with owners of the non-controlling interests	19	16	19
Transactions with Unilever as reflected in the combined carve-out statement of changes in Net parent investment	(594)	92	(349)
Other reserves
Other reserves include the cash flow hedge reserve, net of tax of €81 million (2023: €(7) million, 2022: €(9) million, 1 January 2022: nil million), the remeasurement of defined benefit pension plans of €70 million (2023: €32 million, 2022: €32 million, 1 January 2022: nil million), and the foreign currency translation reserve of €242 million (2023: €106 million, 2022: €155 million, 1 January 2022: nil million).
13B.   Financial Liabilities
Financial liabilities(a)	Current 2024	Non-current 2024	Total 2024	Current 2023	Non-current 2023	Total 2023
	(€ million)
Bank loans and overdrafts(b)	35	—	35	32	—	32
Lease liabilities	41	103	144	41	115	156
Related party loans with Unilever	9	—	9	—	9	9
Other financial liabilities(c)	—	145	145	—	151	151
Total	85	248	333	73	275	348
Financial liabilities(a)	Current 2022	Non-current 2022	Total 2022	Current 1 January 2022	Non-current 1 January 2022	Total 1 January 2022
	(€ million)
Bank loans and overdrafts(b)	35	—	35	21	—	21
Lease liabilities	38	106	144	41	122	163
Related party loans with Unilever	—	9	9	—	—	—
Other financial liabilities(c)	—	151	151	—	129	129
Total	73	266	339	62	251	313

(a)
Financial liabilities exclude trade payables and other liabilities which are covered in note 12.

(b)
Bank loans and overdrafts do not include any secured liabilities.

(c)
Other financial liabilities includes an option to acquire non-controlling interests from RFM Corporation, the Philippines Joint Venture. The Ice Cream Business owns 50%+1 share and, under the terms of the shareholder agreement dating back to March 1999, each year within one month of 31 December, RFM Corporation has the right to require The Ice Cream Business to purchase all or a proportion of RFM’s shares in the joint venture at a price defined in the shareholder agreement.

Reconciliation of liabilities arising from financing activities:
			Non-cash movement
Movements in 2024	Opening balance as at 1 January	Cash movement	Business acquisitions/ disposals	Fair value changes	Other non-cash movements	Foreign exchange changes	Closing balance at 31 December
	(€ million)
Bank loans and overdrafts(a)	(32)	(3)	—	—	—	—	(35)
Lease liabilities(b)	(156)	39	—	—	(26)	(1)	(144)
Related party loans with Unilever	(9)	—	—	—	—	—	(9)
Total(c)	(197)	36	—	—	(26)	(1)	(188)
			Non-cash movement
Movements in 2023	Opening balance as at 1 January	Cash movement	Business acquisitions/ disposals	Fair value changes	Other non-cash movements	Foreign exchange changes	Closing balance at 31 December
	(€ million)
Bank loans and overdrafts(a)	(35)	2	—	—	—	1	(32)
Lease liabilities(b)	(144)	45	(2)	—	(59)	4	(156)
Related party loans with Unilever	(9)	—	—	—	—	—	(9)
Total(c)	(188)	47	(2)	—	(59)	5	(197)
			Non-cash movement
Movements in 2022	Opening balance as at 1 January	Cash movement	Business acquisitions/ disposals	Fair value changes	Other non-cash movements	Foreign exchange changes	Closing balance at 31 December
	(€ million)
Bank loans and overdrafts(a)	(21)	(15)	—	—	—	1	(35)
Lease liabilities(b)	(163)	49	—	—	(29)	(1)	(144)
Related party loans with Unilever	—	(9)	—	—	—	—	(9)
Total(c)	(184)	25	—	—	(29)	—	(188)

(a)
These cash movements are included within the following lines in the combined cash flow statement: net change in short-term borrowings, additional financial liabilities and repayment of financial liabilities. The difference of €3 million (2023: €2 million, and 2022: €1 million) represents cash movements in overdrafts that are not included in financing cash flows.

(b)
Lease liabilities cash movement is included within capital element of lease payments in the combined carve-out cash flow statement.

(c)
The reconciliation of liabilities arising from financing activities excludes the put option of €145m in 2024 (2023: €151m, 2022: €151m and 1 January 2022: €129m) as this arises from an option to acquire non-controlling interests (as detailed above) which if exercised would classify as arising from investing activity.

14   Treasury Risk Management
Derivatives and Hedge accounting
Derivatives are measured at fair value with any related transaction costs expensed as incurred. The treatment of changes in the value of derivatives depends on their use as explained below.
(i)
Cash flow hedges(a)

Certain derivatives are held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are classified as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in Net parent investment. Cost of hedging, where material and opted for, is recorded within Net parent investment. Any ineffective elements of the hedge are recognised in the income statement. If the hedged cash flow relates to a non-financial asset, the amount accumulated in Net parent investment is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in Net parent investment are taken to the Income Statement at the same time as the related cash flow.
When a derivative no longer qualifies for hedge accounting, any cumulative gain or loss remains in Net parent investment until the related cash flow occurs. When the cash flow takes place, the cumulative gain or loss is taken to the Income Statement. If the hedged cash flow is no longer expected to occur, the cumulative gain or loss is taken to the income statement immediately.
(ii)
Derivatives for which hedge accounting is not applied

Derivatives not classified as hedges are held in order to hedge certain balance sheet items and commodity exposures. No hedge accounting is applied to these derivatives, which are carried at fair value with changes being recognised in the Income Statement.
Unilever’s Treasury provides central deposit taking, funding and foreign exchange management services for the Unilever’s operations, including those of the Ice Cream Business. The department is governed by standards and processes which are approved by the Unilever Leadership Executive (“ULE”). In addition to guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance of Unilever treasury department is monitored closely by senior management and reviews are undertaken periodically by corporate audit.
Unilever’s Treasury activities in relation to the Ice Cream Business are designed to:
•
protect the Ice Cream Business’s financial results and position from the financial risks mentioned below;

•
maintain market risks within acceptable parameters, while optimising returns (see note 14B); and

•
provide adequate and sufficient funding to the Ice Cream Business.

Unilever’s Treasury maintains a list of approved financial instruments. The use of any new instrument must be approved by the Unilever Chief Financial Officer. The use of leveraged instruments is not permitted.
Unilever’s central Commodity Risk Management (CRM) team provide commodity risk services for the Unilever’s operations, including those of the Ice Cream Business. Commodity hedging is undertaken by the CRM team who monitor commodity exposures for the whole Unilever business. The primary objective of the CRM policy is to delay the (gross) margin impact of commodity market volatility and allow time to take corrective pricing action.
The Ice Cream Business’s capital requirements have been centrally managed by Unilever, who has provided funding to safeguard the Ice Cream Business’s ability to continue as a going concern and to optimise returns to Unilever. The Ice Cream Business is not subject to financial covenants in any of its significant financing agreements.

(a)
Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for 2024, 2023 and 2022.

The Ice Cream Business does not have its own credit rating.
The Ice Cream Business is exposed to the following financial risks that arise from its use of financial instruments, the management of which is described in the following sections:
•
liquidity risk (see note 14A);

•
market risk (see note 14B); and

•
credit risk (see note 15B).

14A.   Management of liquidity risk
Liquidity risk is the risk that the Ice Cream Business will face in meeting its obligations associated with its financial liabilities. In conjunction with Unilever Treasury, the Ice Cream Business’s approach to managing liquidity is to ensure that it has sufficient funds to meet its liabilities when due without incurring unacceptable losses. The Ice Cream Business is reliant on Unilever Treasury to meet its obligations associated with its financial liabilities in both normal and stressed conditions.
The financial liabilities of the Ice Cream Business at the balance sheet date are mainly lease liabilities and other financial liabilities (note 13) and trade payables (note 12) which are mostly short term in nature. The financial assets of the Ice Cream Business at the balance sheet date are mainly trade receivables (note 11) from reputable customers which are short term in nature.
The Ice Cream Business has maintained a positive cash balance throughout 2022, 2023 and 2024. This was the result of cash delivery from the business, coupled with the proceeds from loans provided by the Unilever Group.
The following table shows contractually based undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:
Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
	(€ million)
31 December 2024
Non-derivative Financial liabilities:
Bank loans and overdrafts	(35)	—	—	—	—	—	(35)	(35)
Related party loans with Unilever	(9)	—	—	—	—	—	(9)	(9)
Lease liabilities	(57)	(35)	(26)	(18)	(34)	(32)	(202)	(144)
Other financial liabilities	—	(145)	—	—	—	—	(145)	(145)
Trade payables excluding social security and sundry taxes	(1,775)	(8)	—	—	—	—	(1,783)	(1,783)
	(1,876)	(188)	(26)	(18)	(34)	(32)	(2,174)	(2,116)
Derivative Financial liabilities:
Commodity derivatives:
Derivative contracts – receipts	105	—	—	—	—	—	105	105
	(1,771)	(188)	(26)	(18)	(34)	(32)	(2,069)	(2,011)

Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
	(€ million)
31 December 2023
Non-derivative Financial liabilities:
Bank loans and overdrafts	(32)	—	—	—	—	—	(32)	(32)
Related party loans with Unilever	—	(9)	—	—	—	—	(9)	(9)
Lease liabilities	(63)	(49)	(30)	(21)	(30)	(42)	(235)	(156)
Other financial liabilities	—	(151)	—	—	—	—	(151)	(151)
Trade payables excluding social security and sundry taxes	(1,779)	(9)	—	—	—	—	(1,788)	(1,788)
	(1,874)	(218)	(30)	(21)	(30)	(42)	(2,215)	(2,136)
Derivative Financial liabilities:
Commodity derivatives:
Derivative contracts – payments	(1)	—	—	—	—	—	(1)	(1)
	(1,875)	(218)	(30)	(21)	(30)	(42)	(2,216)	(2,137)
Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
	(€ million)
31 December 2022
Non-derivative Financial liabilities:
Bank loans and overdrafts	(35)	—	—	—	—	—	(35)	(35)
Related party loans with Unilever	—	—	(9)	—	—	—	(9)	(9)
Lease liabilities	(45)	(41)	(30)	(19)	(27)	(33)	(195)	(144)
Other financial liabilities	—	(151)	—	—	—	—	(151)	(151)
Trade payables excluding social security and sundry taxes	(1,813)	(9)	—	—	—	—	(1,822)	(1,822)
	(1,893)	(201)	(39)	(19)	(27)	(33)	(2,212)	(2,161)
Derivative Financial liabilities:
Commodity derivatives:
Derivative contracts – payments	(4)	—	—	—	—	—	(4)	(4)
	(1,897)	(201)	(39)	(19)	(27)	(33)	(2,216)	(2,165)

Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
	(€ million)
1 January 2022
Non-derivative Financial liabilities:
Bank loans and overdrafts	(21)	—	—	—	—	—	(21)	(21)
Lease liabilities	(49)	(41)	(31)	(25)	(28)	(38)	(212)	(163)
Other financial liabilities	—	(129)	—	—	—	—	(129)	(129)
Trade payables excluding social security and sundry taxes	(1,652)	(9)	—	—	—	—	(1,661)	(1,661)
	(1,722)	(179)	(31)	(25)	(28)	(38)	(2,023)	(1,974)
Derivative Financial liabilities:
Commodity derivatives:
Derivative contracts – receipts	8	—	—	—	—	—	8	8
	(1,714)	(179)	(31)	(25)	(28)	(38)	(2,015)	(1,966)
These contractually agreed undiscounted cash flows reflect the portion of total Unilever cash flows relevant to the Ice Cream Business.
14B.   Management of market risk
The Ice Cream Business’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:
(g)
Currency risk (see table below)

The Ice Cream Business is exposed to movements in the underlying currency of the Ice Cream Business’s sales and purchases as well as transacted commodity prices that are mainly denominated in USD.
(h)
Commodity price risk (see table below)

The key commodities used by the Ice Cream Business are sugar, dairy, cocoa. Management aims to minimise the impact of commodity market volatility on (gross) margin and allow time to take corrective pricing action (‘pricing horizons’). Commodity hedging is undertaken based on 100% of the volume exposure around the pricing horizon, although hedging can be undertaken up to 52 weeks with approval and within limits.
(i)
Interest rate risk (see table below)

The above risks may affect the Ice Cream Business’s income and expenses, or the value of its financial instruments. The Ice Cream Business’s objective in managing market risk is to maintain it within acceptable parameters, while optimising returns. Generally, the Ice Cream Business applies hedge accounting, of which is managed by Unilever, to mitigate the volatility in profit and loss arising from market risks (including the Ice Cream Business’s exposures to market risks).
The Ice Cream Business’s exposure to, and management of, these risks is explained below.

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk
(i)   Commodity Price Risk
The Ice Cream Business is exposed to the risk of changes in commodity prices in relation to its purchase of certain raw materials.
At 31 December 2024, the Ice Cream Business had hedged its exposure to future commodity purchases with commodity derivatives valued at €296 million (2023: €83 million, 2022: €83 million, 1 January 2022: €116 million).

The Ice Cream Business uses commodity forwards, futures, swaps and option contracts to hedge against this risk. All commodity forward contracts hedge future purchases of raw materials and the contracts are settled either in cash or by physical delivery.
The Ice Cream Business also hedges risk components of commodities where it is not possible to hedge the commodity in full. This is done with reference to the contract to purchase the hedged commodity.
Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity derivative contracts were done in line with approvals from the Global Commodity Executive which is chaired by the Unilever Chief Business Operations Officer (CBOO) or the Global Commodity Operating Team which is chaired by the Chief Procurement Officer.

A 10% increase in commodity prices as at 31 December 2024 would have led to a €42 million gain on the commodity derivatives in Net Parent Investment (2023: €9 million gain, 2022: €8 million gain in Net Parent Investment). A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.
In 2024, the pricing of cocoa experienced unprecedented fluctuations which resulted in the significant increase in the fair value which used to be immaterial in prior years. A 20% (30%) increase in cocoa prices as at 31 December 2024 would have led to a €58 million (€86 million) gain on the commodity derivatives in Net Parent Investment. A decrease of 20% (30%) in cocoa prices on a full-year basis would have the equal but opposite effect.

(ii)   Currency Risk
Because of the Ice Cream Business’s global reach, it is subject to the risk that changes in foreign currency rate impact the Ice Cream Business’s sales and purchases. The Ice Cream Business is also exposed to movements in the underlying currency of transacted commodity prices that are mainly denominated in USD.
The exposure to the Ice Cream Business from companies holding financial assets and liabilities other than their functional currency is not significant.

Unilever treasury manages currency exposures in the Ice Cream Business within prescribed limits, mainly through the use of forward foreign currency exchange contracts.
Operating companies manage foreign exchange exposures within prescribed limits.
The aim of the approach to management of currency risk is to leave the Ice Cream Business with no material residual risk. This aim has been achieved in all years presented.
Forward contracts are used and executed by Unilever but are not brought into the carve-out financial statements.
The foreign exchange risk impact on the Income Statement and Net parent investment with respect to financial instruments is not significant.

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk
(iii)   Interest Rate Risk
The Ice Cream Business is exposed to market interest rate fluctuations on its floating rate debt. Increases in benchmark interest rates could increase the interest cost of the floating-rate debt and increase the cost of future borrowings. At 31 December 2024, interest rates were fixed on 72.58% of the expected financial liabilities (excluding lease liabilities), 71.90% at December 2023, 76.72% at December 2022 and 99.69% at 1 January 2022.	The Ice Cream Business’s interest rate management approach aims for an optimal balance between fixed and floating-rate interest rate exposures on expected net debt. The objective of this approach is to minimise annual interest costs after tax. No derivatives were used to hedge the interest rate on the debt of the Ice Cream Business.	The interest rate risk impact on the income statement is not significant.
14C.   Derivatives and hedging
The Ice Cream Business does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:
	Trade and other receivables	Trade payables and other liabilities	Total
	€ million
31 December 2024
Commodity contracts
Cash flow hedges(a)	105	—	105
Total assets	105	—	105
31 December 2023
Commodity contracts
Cash flow hedges	—	(1)	(1)
Total liabilities	—	(1)	(1)
31 December 2022
Commodity contracts
Cash flow hedges	—	(4)	(4)
Total liabilities	—	(4)	(4)
1 January 2022
Commodity contracts
Cash flow hedges	8	—	8
Total assets	8	—	8

(a)
Ice Cream Business makes use of cocoa futures and options to hedge their forward physical purchases of cocoa and other chocolate products. At 31 December 2024, the Ice Cream Business had hedged its exposure to future cocoa purchases with notional amount at 26,290 metric tons and contract price at €6,451 per metric tonne. Cash flow hedge accounting is applied to these derivatives with the fair value gain/loss being recognised in the hedge reserve and then being released in line with the underlying physical purchases. At 31 December 2024, the Ice Cream Business had a €115 million gain in cash flow hedge reserve, including a €10 million gain on settlement associated with the underlying physical purchases within 12 months.
The derivatives in the cash flow hedging relationships are expected to have an impact on the profit and loss within 12 months. A €2 million debit (2023: €4 million debit; 2022: €8 million credit) was recycled from the Net parent investment to the income statement during the year.
15
Investment and return

Cash and cash equivalents
Cash and cash equivalents in the combined carve-out balance sheet include deposits and short-term deposits. To be classified as cash and cash equivalents, an asset must:
•
be readily convertible into cash;

•
have an insignificant risk of changes in value; and

•
have a maturity period of three months or less at acquisition.

Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.
15A.   Financial assets
The Ice Cream Business aims to protect the value of financial investments while maximising returns. The fair value of financial assets is the same as the carrying amount for 31 December 2024, 31 December 2023, 31 December 2022, 1 January 2022. The Ice Cream Business’s cash resources are shown below.
Financial assets(a)	31 December			1 January
	2024	2023	2022	2022
	€ million
Cash and cash equivalents
Cash at bank and in hand	53	47	40	49
Short-term deposits with maturity of less than three months	17	5	4	2
	70	52	44	51

(a)
For the purposes of note 15A, financial assets exclude trade and other current receivables which are covered in note 11.

Cash and cash equivalents reconciliation to the cash flow	31 December			1 January
	2024	2023	2022	2022
	€ million
Cash and cash equivalents per balance sheet	70	52	44	51
Less: bank overdrafts	(3)	(2)	(1)	—
Cash and cash equivalents per cash flow statement	67	50	43	51
15B.   Credit Risk
Credit risk is the risk of financial loss to the Ice Cream Business if a customer or counterparty fails to meet its contractual obligations. The Ice Cream Business’s trade receivables are short term in nature and largely comprise amounts receivable from reputable customers. Additional information in relation to credit risk on trade receivables is given in note 11. Credit risk related to the use of treasury instruments is managed on a total Unilever basis. This risk arises from transactions with financial institutions involving cash and cash equivalents and deposits. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counterparties which have secure credit ratings. Individual risk limits are set for each counterparty based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by Unilever’s treasury department. Netting agreements are also put in place by Unilever with Unilever’s principal counterparties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counterparty. However, these netting agreements are not relevant to the Ice Cream Business.
Further details in relation to the Ice Cream Business’s exposure to credit risk are shown in notes 11 and 15A.
16
Financial instruments fair value risk

Assets and liabilities carried at fair value
Derivatives and other cash equivalents are valued using valuation techniques with market observable inputs (level 2). There are no derivatives and other cash equivalents valued at quoted prices for identical instruments (level 1) or not based on observable market data (level 3). The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
The Put option has been valued at the redemption value with subsequent changes in finance costs (level 3). The redemption value is derived from a formula defined in the shareholder agreement which uses historical financial information, multipliers, and CPI adjustments. The impact in 2024 income statement due to the Put option is a gain of €6 million (2023: €0 million, 2022: loss of €(22) million).
Other financial assets and liabilities
Cash and short-term deposits, trade and other current receivables, overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.
Related party loans with Unilever, lease liabilities and non-current receivables and payables have a fair value considered to be materially equal to the carrying value based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.
17
Provisions

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.
	31 December			1 January
Provisions	2024	2023	2022	2022
	€ million
Due within one year	102	31	43	29
Due after one year	39	72	69	66
Total provisions	141	103	112	95
Movements during 2024	Restructuring	Legal	Brazil indirect taxes	Other	Total
	€ million
1 January 2024	18	30	30	25	103
Income Statement:
Charges	75	7	2	10	94
Releases	(1)	(4)	—	(4)	(9)

Movements during 2024	Restructuring	Legal	Brazil indirect taxes	Other	Total
	€ million
Utilisation	(9)	(6)	(22)	(7)	(44)
Currency retranslation	2	(1)	(4)	—	(3)
31 December 2024	85	26	6	24	141

Movements during 2023	Restructuring	Legal	Brazil indirect taxes	Other	Total
	€ million
1 January 2023	36	21	27	28	112
Income Statement:
Charges	4	18	2	11	35
Releases	(4)	(1)	—	(6)	(11)
Utilisation	(20)	(8)	—	(10)	(38)
Currency retranslation	2	—	1	2	5
31 December 2023	18	30	30	25	103
Movements during 2022	Restructuring	Legal	Brazil indirect taxes	Other	Total
	€ million
1 January 2022	21	15	24	35	95
Income Statement:
Charges	31	10	2	4	47
Releases	(3)	(3)	(1)	(5)	(12)
Utilisation	(16)	(3)	(2)	(6)	(27)
Currency retranslation	3	2	4	—	9
31 December 2022	36	21	27	28	112
Restructuring provisions primarily include people costs such as redundancy costs and the cost of compensation where manufacturing, distribution, service or selling agreements are to be terminated. The Ice Cream Business expects these provisions to be substantially utilised within the next few years.
The Ice Cream Business is involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. These proceedings and investigations are at various stages and concern a variety of product markets. Where specific issues arise, provisions are made to the extent appropriate. Due to the nature of the legal cases, the timing of utilisation of these provisions is uncertain.
Provisions for Brazil indirect taxes are separate from the matters listed as contingent liabilities in note 18. The Ice Cream Business does not have provisions and contingent liabilities for the same matters. Due to the nature of disputed indirect taxes, the timing of utilisation of these provisions is uncertain.
Other includes provisions for indirect taxes in countries other than Brazil, interest on tax provisions and provisions for various other matters. The timing of utilisation of these provisions is uncertain.
Subject to the final separation agreements, the Ice Cream Business expects to indemnify Unilever for the outflow of resources against the above provisions in situations where they cannot be legally transferred to the Ice Cream Business.

18
Commitments and contingent liabilities

Commitments
Lease commitments are the future cash out flows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low value assets, leases which are less than twelve months, variable leases, extension and termination options and leases not yet commenced but which the Ice Cream Business has committed to.
Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 8.
	31 December						1 January
	2024		2023		2022		2022
Other commitments fall due as follows:	Leases	Other commitments	Leases	Other commitments	Leases	Other commitments	Leases	Other commitments
	€ million
Within 1 year	7	13	6	11	5	14	2	16
Later than 1 year but not later than 5 years	15	5	11	6	10	14	3	9
Later than 5 years	1	2	3	—	2	—	—	—
	23	20	20	17	17	28	5	25
Contingent liabilities
Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. Assessing the amount of liabilities that are not probable is highly judgemental, so contingent liabilities are disclosed on the basis of the known maximum exposure.
Contingent liabilities arise in respect of litigation against Ice Cream Business companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes. The majority of contingent liabilities are in respect of fiscal matters in Brazil, with no other contingent liability being individually material. The Company is involved in processes for which management, based on the evaluation of its legal advisors, both internal and external, judged the risk of loss as possible. The obligations arising from these processes are considered contingent liabilities, as it is not more likely than not an outflow of resources embodying economic benefits will be required to settle the obligation.
In the case of fiscal matters, the known maximum exposure is the amount included in a tax assessment.
Summary of contingent liabilities	31 December			1 January
	2024	2023	2022	2022
	€ million
Brazil tax assessments	98	117	100	79
Other contingent liabilities	5	5	10	10
Total contingent liabilities	103	122	110	89
The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in note 17. The Ice Cream Business does not hold provisions and contingent liabilities for the same matters. Subject to the final separation agreements, the Ice Cream Business expects to indemnify Unilever for the above mentioned contingent liabilities.
19
Acquisitions and disposals

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Ice Cream Business.

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with the accounting policies of the Ice Cream Business. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 7.
Transaction costs are expensed as incurred.
In 2023, the Ice Cream Business completed the Yasso acquisition listed below. The net consideration for the Yasso acquisition in 2023 is €645 million. The fair value of net assets recognised on the balance sheet is €346 million. The main asset acquired was the brand intangible valued (€389m) using an income approach model by estimating future cash flows generated by the brand and discounting them to present value using rates in line with a market participant expectation. The key assumptions in the brand valuation are revenue growth, discount rates and royalty rate which sensitivity is as follows:
Change
	1%	-1%
Revenue growth	+€27m	-€26m
Royalty rate	+€28m	-€29m
Discount rate	-€48m	+€40m
A net deferred tax liability primarily related to the brand intangibles estimated at €78 million was also recognised.
As part of the acquisition, goodwill of €299 million has been recognised and is not deductible for tax purposes. Since the acquisition date and as of the end of 2023, the goodwill balance has decreased by €2 million as a result of foreign exchange. More information related to the 2023 acquisitions is provided below.
Deal completion date	Acquired/disposed business
1 August 2023	Acquired 100% of Yasso Holdings, Inc. (‘Yasso’), a premium frozen Greek yogurt brand in the United States offering a high-quality range of low-calorie yet indulgent products. The acquisition is aligned to the premiumisation strategy of the Ice Cream Business.
There were no acquisitions for the years ended 2024 and 2022.
Effect on combined carve-out income statement
The acquisition deal completed in 2023 has contributed €72 million to the Ice Cream Business revenue and €23 million to the Ice Cream Business operating profit since the date of acquisition until 31 December 2023. If the acquisition deal completed in 2023 had all taken place at the beginning of the year, the Ice Cream Business revenue would have been €7,723 million, and the Ice Cream Business operating profit would have been €764 million.
Effect on combined carve-out balance sheet
Acquisitions
The following table sets out the overall impact of the Yasso acquisition in 2023 on the combined balance sheet.
31 December 2023
€ million
Net assets acquired	346
Goodwill	299
Total consideration	645

In 2023, the fair value of net assets acquired and total payment for acquisitions consists of:
2023
€ million
Intangible assets	389
Other non-current assets	2
Trade and other receivables	22
Other current assets(a)	33
Non-current liabilities(b)	(81)
Current liabilities	(19)
Net assets acquired	346
Goodwill	299
Total consideration	645
Of which:
Cash consideration paid	622
Deferred consideration	23
Total consideration	645

(a)
Other current assets include inventories of €16 million and cash and cash equivalents of €18 million.

(b)
Non-current liabilities include net of deferred tax of €78 million.

Goodwill represents the future value that the Ice Cream Business believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses. Detailed information relating to goodwill is provided in note 7.
Disposals
There were no disposals during the years ended 2024, 2023 and 2022.
20
Related party transactions

Transactions and balances between the Ice Cream Business and the rest of the Unilever Group represent third-party transactions and are considered to be related parties from the perspective of the Ice Cream Business. Related party transactions are made on terms equivalent to those that prevail in arm’s length transactions.
The ultimate controlling party of the Ice Cream Business is Unilever PLC. Related party transactions are defined as transactions with Unilever Group, which includes Unilever’s Ice Cream business in Russia, India and Unilever’s investments in associates and joint ventures of Unilever Group that include Ice Cream activity (Unilever FIMA LDA, Al Gurg Unilever (LLC), Thani Murshid Unilever LLC and Unilever Bahrain W.L.L.).
There are a number of indirect central costs that have been allocated to these combined carve-out financial statements to reflect the fact that the Ice Cream Business operated as part of the wider Unilever Group. These costs primarily relate to general marketing and corporate expenses including finance, legal, information technology, human resources, communications, and audit. These expenses have been allocated to the Ice Cream Business on the basis of direct usage where identifiable, or by using allocation drivers based on the nature of the expense and are recorded in Cost of Sales and Selling & administrative expenses. On a go forward basis, this will be replaced by a combination of TSA charges or recruitment of new staff, with certain TSA costs being subject to a 5% margin.

Transactions with Unilever can be summarised as follows:
Transactions with related parties	2024	2023	2022
	€ million
Ice Cream sales to Unilever	42	56	58
Ice Cream purchases from Unilever	27	24	21
Indirect and general corporate expenses – allocations from Unilever	191	177	192
Allocated depreciation and amortisation	63	59	67
Royalty and service fees from Unilever	27	27	18
Interest expense on related party loans is considered to be immaterial and therefore not presented in the related party transactions above.
The following related party balances existed between the Ice Cream Business and Unilever Group:
	31 December			1 January
Period end balances with Unilever	2024	2023	2022	2022
	€ million
Loan balances payable to Unilever	9	9	9	—
Trading and other receivables balances due from Unilever	12	9	17	20
Trading and other payables balances due to Unilever	7	6	11	15
Certain transactions with the Ice Cream Business are deemed to be settled directly through the Net parent investment line — please see the disclosure underneath the combined carve-out statement of changes in Net parent investment on page F-58.
Loan balances payable to Unilever
Loan balances payable to Unilever consist of loans between Ice Cream legal entities and Unilever. These loans are unsecured, repayable within 2 years and are interest bearing with rates as set out below.
Loan balances as at 31 December 2024:
Borrowing entity	Currency	Maturity date	Interest rate %	31 December 2024
				€ million
Unilever Ice Cream Bulgaria EOOD	BGN	09/05/25	EURIBOR 6M + 4.188%, floored at 0%	9
Total				9
Loan balances as at 31 December 2023:
Borrowing entity	Currency	Maturity date	Interest rate %	31 December 2024
				€ million
Unilever Ice Cream Bulgaria EOOD	BGN	09/05/25	EURIBOR 6M + 4.188%, floored at 0%	9
Total				9

Loan balances as at 31 December 2022:
Borrowing entity	Currency	Maturity date	Interest rate %	31 December 2024
				€ million
Unilever Ice Cream Bulgaria EOOD	BGN	09/05/25	EURIBOR 6M + 4.188%, floored at 0%	9
Total				9
No loan balances were outstanding as at 1 January 2022.
21
Legal entities

The Ice Cream Business is not operated on a worldwide basis from within separate legal entity structures. As such these combined carve-out financial statements include balances from Unilever legal entities to the extent that they are attributable to the Ice Cream Business, as set out in the Basis of Preparation. The percentage of share capital shown below represents the aggregate percentage of equity capital directly or indirectly held by Unilever PLC in the Ice Cream Business. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.
The following legal entities are transferring to the Ice Cream Business:
Country of Incorporation	Name of Undertaking	Shareholding %
Australia	Ben & Jerry’s Franchising Australia Limited	100%
Austria	Delico Handels GmbH	100%
Brazil	Unilever Brasil Gelados Ltda	100%
Bulgaria	Unilever Ice Cream Bulgaria EOOD	100%
China	Wall`s (China) Co. Limited	100%
France	Cogesal-Miko S.A.S.	100%
France	Unilever Retail Operations France SAS (UROF)	100%
Israel	Glidat Strauss Ltd.	100%
Italy	GROMART S.r.l.	100%
Lithuania	UAB Unilever Lietuva ledu gamyba	100%
Netherlands	Ben en Jerry’s Hellendoorn B.V.	100%
New Zealand	Ben & Jerry’s Franchising New Zealand Ltd	100%
Philippines	Magnum RFM Ice Cream, Inc.	50% + 1 share
Philippines	Selecta Walls Land Corp Inc.	50%
Philippines	WS Holdings Inc.	40%
Romania	Betty Ice SRL	100%
Romania	Betty Ice Distributie SRL*	100%
Sweden	Unilever Produktion AB	100%
United States of America	Ben & Jerry’s Franchising, Inc*	100%
United States of America	Yasso, Inc	100%
United States of America	Ben and Jerry’s Gift Card LLC*	100%
United States of America	Yasso Holdings, Inc., a Delaware corporation*	100%
United States of America	Ben & Jerry’s Homemade, Inc.*	100%
Venezuela	Unilever Andina Venezuela, S.A.	100%

*
Legal entities that are owned by Ice Cream dedicated entities.

22
Events after the balance sheet date

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.
Incorporation of The Magnum Ice Cream Company
Subsequent to the balance sheet date, on 15 April 2025, The Magnum Ice Cream Company B.V. was incorporated as a private limited company (Besloten Vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands with its corporate seat in Amsterdam. The entity is intended to act as the future holding company of the Ice Cream Business in connection with the proposed Transaction. Shortly prior to the Transaction the entity will become The Magnum Ice Cream Company N.V., a public company with limited liability (Naamloze Vennootschap).
Signing of SPA for the acquisition of the HUL Ice Cream business
Subsequent to the balance sheet date, on 25 June 2025, Unilever PLC and various other Unilever Group subsidiaries signed an agreement to sell their future shareholding (expected to be 61.9%) in the entity which will own Unilever’s Ice Cream business in India to The Magnum Ice Cream Company on or after 1 April 2026. This sale will be for a price equal to Unilever’s shareholding in that entity at the time of the sale multiplied by the agreed fair market value of that entity of €450 million. The sale will be funded by a term loan facility and is subject to Hindustan Unilever completing a demerger and listing of its Ice Cream business and The Magnum Ice Cream Company completing a mandatory tender offer to the minority shareholders of the new listed India Ice Cream Company for at least an additional 26% of that entity.
Day 0 separation
Subsequent to the balance sheet date, on 1 July 2025, Unilever completed the internal reorganisation necessary to separate its Ice Cream Business into a distinct legal structure in preparation for the planned demerger. Except for the US Ice Cream business, (which remains under the existing US Unilever group structure) and certain other territories, most notably Indonesia, the Ice Cream Business is now held by a newly established holding structure within the Unilever Group. The parent company of the Ice Cream Business is currently Magnum HoldCo, incorporated in the Netherlands, which will remain wholly owned by the Unilever Group until the demerger is completed. Upon completion of the demerger steps, the parent company of the Ice Cream Business will be The Magnum Ice Cream Company N.V., also incorporated in the Netherlands.
Total consideration transferred on 1 July 2025 was €8.7 billion. For most transfers, the consideration for the transfer was determined based on an independent fair market valuation. The transfers were funded by an intercompany loan which was provided by Unilever. The outstanding intercompany balance at the time just prior to the demerger, following any repayment, will be capitalised by Magnum HoldCo by issuing shares to Unilever PLC.
A Global Transitional Service Agreement will be in place, effective from 1 July 2025, in order to preserve continuity of both businesses.
Venezuela sale
Subsequent to the balance sheet date, on 3 July 2025, the Magnum Ice Cream Company sold its Venezuela local ice cream business (2024 Revenue: €12 million) to a third party.
For the year ended 31 December 2023 and 2022, the Ice Cream Business has evaluated the subsequent events up to the date of signing Unilever PLC’s accounts on 7 March 2024 and 1 March 2023 respectively. For the year ended 31 December 2024, the Ice Cream Business has evaluated the subsequent events through 6 August 2025, the date these financial statements were available for issuance. The Ice Cream Business has concluded that there are no other material events other than those noted above after the balance sheet dates which require disclosure as part of these financial statements. The Transaction is expected to conclude by the end of 2025.